As filed with the Securities and Exchange Commission on October 4, 2019

Registration No. 333-233366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CALLON PETROLEUM COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1311	64-0844345
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

(281) 589-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michol L. Ecklund

Senior Vice President, General Counsel and Corporate Secretary

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

(281) 589-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Sean T. Wheeler, P.C. Douglas A. Bacon, P.C. Lanchi D. Huynh Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Gerry Morton General Counsel & Vice President of Business Development Carrizo Oil & Gas, Inc. 500 Dallas Street, Suite 2300 Houston, Texas 77002 (713) 328-1000	Gene J. Oshman James B. Marshall Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 4, 2019

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Callon Petroleum Company and Carrizo Oil & Gas, Inc.:

On July 14, 2019, Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”), entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), providing for Callon’s acquisition of Carrizo, pursuant to a merger between Callon and Carrizo, with Callon as the surviving corporation (the “merger”).

Callon and Carrizo will each hold special meetings of their respective shareholders in connection with the proposed merger (respectively, the “Callon special meeting” and “Carrizo special meeting”).

At the Callon special meeting, holders of Callon common stock (as defined below) (the “Callon shareholders”) will be asked to vote on proposals to (i) approve and adopt the merger agreement and the merger (the “Callon merger proposal”), (ii) approve the issuance of shares of common stock, par value $0.01 per share, of Callon (“Callon common stock”) to the holders of Carrizo common stock (as defined below) (the “Carrizo shareholders”) in connection with the merger (the “share issuance proposal”), (iii) approve and adopt an amendment to Callon’s certificate of incorporation to increase the authorized number of shares of Callon common stock (the “charter amendment proposal”), (iv) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger (the “Callon compensation proposal”), and (v) approve the adjournment of the Callon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Callon merger proposal, the share issuance proposal, or the charter amendment proposal (the “Callon adjournment proposal” and, together with the Callon merger proposal, share issuance proposal, the charter amendment proposal, and the Callon compensation proposal, the “Callon shareholder proposals”). Approval of each of the Callon merger proposal and charter amendment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting. Approval of each of the Callon compensation proposal and the Callon adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting.

The Callon special meeting will be held on November 14, 2019 in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas, at 9:00 a.m. Central Time. Callon’s board of directors (the “Callon board”) unanimously recommends that Callon shareholders vote “FOR” the Callon merger proposal, “FOR” the share issuance proposal, “FOR” the charter amendment proposal, “FOR” the Callon compensation proposal, and “FOR” the Callon adjournment proposal.

At the Carrizo special meeting, Carrizo shareholders will be asked to vote on proposals to (i) approve the merger agreement (the “Carrizo merger proposal”), (ii) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger (the “Carrizo compensation proposal”), and (iii) approve the adjournment of the Carrizo special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Carrizo merger proposal (the “Carrizo adjournment proposal”). Approval of the Carrizo merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock, par value $0.01 per share, of Carrizo (“Carrizo common stock”) entitled to vote on the proposal. Approval of each of the Carrizo compensation proposal and Carrizo adjournment proposal requires the affirmative vote of the holders of a majority of the Carrizo common stock entitled to vote on such proposal and that voted for or against or expressly abstained with respect to such proposal at the Carrizo special meeting. Approval of the merger agreement will also require approval by the holders of a majority of the outstanding shares of Carrizo’s 8.875% redeemable preferred stock, par value $0.01 per share (“Carrizo preferred stock”), entitled to vote thereon, unless each issued and outstanding share of Carrizo preferred stock has been redeemed prior to the consummation of the merger, as contemplated by the merger agreement.

Concurrently with the execution and delivery of the merger agreement, each member of Carrizo’s board of directors (the “Carrizo board”), in his or her capacity as a shareholder, entered into a voting and support agreement with Callon, pursuant to which such individuals agreed, subject to the terms and conditions thereof, to vote all shares of Carrizo common stock beneficially owned by such individual in favor of the approval of the merger agreement.

The Carrizo special meeting will be held on November 14, 2019 in the B. Jordan II Ballroom of the C. Baldwin Hotel, 400 Dallas Street, Houston, Texas, at 9:00 a.m. Central Time. The Carrizo board unanimously recommends that Carrizo shareholders vote “FOR” the Carrizo merger proposal, “FOR” the Carrizo compensation proposal, and “FOR” the Carrizo adjournment proposal.

If the merger is completed, each issued and outstanding share of Carrizo common stock will convert into the right to receive 2.05 shares of Callon common stock (the “exchange ratio”), with cash paid in lieu of the issuance of fractional shares, if any. Although the number of shares of Callon common stock that Carrizo shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Callon common stock and will not be known at the time Carrizo shareholders vote to approve the merger agreement or at the time Callon shareholders vote to approve the Callon shareholder proposals. Based on the closing price of Callon common stock on the New York Stock Exchange (“NYSE”) on July 12, 2019, the last trading day before the public announcement of the parties entering into the merger agreement, the 2.05 exchange ratio represented approximately $13.12 in value for each share of Carrizo common stock. Based on the closing price of Callon common stock on the NYSE on                 , 2019, the last practicable trading day before the date of this joint proxy statement/prospectus, the 2.05 exchange ratio represented approximately $        in value for each share of Carrizo common stock. Based on the estimated number of shares of Callon common stock and shares of Carrizo common stock as well as the outstanding equity of the parties that will be outstanding immediately prior to the consummation of the merger, we estimate that, upon consummation of the merger, existing Callon shareholders will hold approximately 54% and former Carrizo shareholders will hold approximately 46% of the issued and outstanding shares of Callon common stock. We urge you to obtain current market quotations for Callon common stock (trading symbol “CPE”) and Carrizo common stock (trading symbol “CRZO”).

The obligations of Callon and Carrizo to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is included as Annex A to the attached joint proxy statement/prospectus. The attached joint proxy statement/prospectus describes the Callon special meeting and the proposals to be considered thereat, the Carrizo special meeting and the proposals to be considered thereat, the merger, and the documents and agreements related to the merger. It also contains or references information about Callon and Carrizo and certain related agreements and matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 34, for a discussion of the risks relating to the proposed merger. You also can obtain information about Callon and Carrizo from documents that each has filed with the Securities and Exchange Commission (the “SEC”).

Sincerely,

Joseph C. Gatto, Jr. President, Chief Executive Officer and Director Callon Petroleum Company	S.P. Johnson IV President, Chief Executive Officer and Director Carrizo Oil & Gas, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger described in this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                 , 2019 and is first being mailed to Callon shareholders of record and Carrizo shareholders of record on or about                 , 2019.

CALLON PETROLEUM COMPANY

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

Dear Shareholder:

You are cordially invited to attend the special meeting (the “Callon special meeting”) of Callon Petroleum Company (“Callon”) to be held at 9:00 a.m. Central Time, on November 14, 2019, in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas. The items of business for this meeting are as follows:

1.

Approve and adopt the Agreement and Plan of Merger, dated as of July 14, 2019 (as amended from time to time, the “merger agreement”), by and between Callon and Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”) (the “Callon merger proposal”);

2.

Approve the issuance of shares of Callon common stock, par value $0.01 per share, to shareholders of Carrizo in connection with the merger contemplated by the merger agreement (the “share issuance” and such proposal, the “share issuance proposal”);

3.

Approve and adopt an amendment to Callon’s certificate of incorporation to increase Callon’s authorized shares of common stock from 300 million shares to 750 million shares (the “charter amendment proposal”);

4.

Approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger (the “Callon compensation proposal”); and

5.

Approve any motion to adjourn the Callon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Callon merger proposal, the share issuance proposal, or the charter amendment proposal (the “Callon adjournment proposal” and together with the Callon merger proposal, the share issuance proposal, the charter amendment proposal, and the Callon compensation proposal, the “Callon shareholder proposals”).

Callon will transact no other business at the Callon special meeting, except such business as may properly be brought before the Callon special meeting or any adjournments or postponements thereof by or at the direction of the Callon board of directors (the “Callon board”) in accordance with Callon’s bylaws. The accompanying joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Callon special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Merger” beginning on page 68 for a description of the transactions contemplated by the merger agreement, including the share issuance, and “Risk Factors” beginning on page 34 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement, including the share issuance.

Approval of the Callon merger proposal and approval of the charter amendment proposal by the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting, and approval of the share issuance proposal by the affirmative vote of a majority of votes cast by the holders of shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting, are required to complete the merger, as contemplated under the merger agreement (the “merger”). Holders of Callon common stock (the “Callon shareholders”) will also be asked to approve the Callon compensation proposal and the Callon adjournment proposal.

The Callon board has fixed the close of business on October 7, 2019 as the record date for the determination of the Callon shareholders entitled to receive notice of, and to vote at, the Callon special meeting or any adjournments or postponements thereof. Only Callon shareholders of record on the record date are entitled to receive notice of, and to vote at, the Callon special meeting or any adjournments or postponements thereof, so long as such shares remain outstanding on the date of the Callon special meeting. For additional information regarding the Callon special meeting, please see “Callon Special Meeting” of the accompanying joint proxy statement/prospectus.

The Callon board has (i) unanimously declared advisable and approved the merger agreement and the execution, delivery, and performance thereof and the transactions contemplated thereby, including the merger, the share issuance, and the charter amendment, (ii) unanimously resolved to recommend that the Callon shareholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, the share issuance, and the charter amendment, and (iii) unanimously directed that the approval and adoption of the merger agreement, approval of the share issuance, approval of the charter amendment proposal, approval of the Callon compensation proposal, and approval of the Callon adjournment proposal be submitted to Callon shareholders at the Callon special meeting. The Callon board unanimously recommends that Callon shareholders vote “FOR” the Callon merger proposal, “FOR” the share issuance proposal, “FOR” the charter amendment proposal, “FOR” the Callon compensation proposal, and “FOR” the Callon adjournment proposal.

As a Callon shareholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Callon special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card, or (iii) signing and returning your proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Callon common stock who is present at the Callon special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Callon special meeting in the manner described in the accompanying joint proxy statement/prospectus.

If you have any questions concerning the Callon shareholder proposals, the merger, or the accompanying joint proxy statement/prospectus, would like additional copies, or need help voting your shares of Callon common stock, please contact Callon’s proxy solicitors:

Innisfree M&A Incorporated

501 Madison Ave, 20th Floor

New York, New York 10022

Shareholders may call toll-free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

Your vote is very important. The merger between Callon and Carrizo cannot be completed without the approval of the Callon merger proposal and the charter amendment proposal by the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting, and approval of the share issuance proposal by the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting. Abstentions, broker non-votes, and failures to submit a proxy or vote in person at the Callon special meeting will have the same effect as a vote “AGAINST” the Callon merger proposal and the charter amendment proposal. Abstentions will have the same effect as a vote “AGAINST” the share issuance proposal, and broker non-votes and failures to submit a proxy or vote in person at the Callon special meeting will have no effect on the share issuance proposal.

By order of the Board of Directors,

Michol L. Ecklund

Senior Vice President, General Counsel and Corporate Secretary

CARRIZO OIL & GAS, INC.

500 Dallas Street, Suite 2300

Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

Dear Shareholder:

You are cordially invited to attend the special meeting of shareholders (the “Carrizo special meeting”) of Carrizo Oil & Gas, Inc. (“Carrizo”) to be held at 9:00 a.m. Central Time, on November 14, 2019, in the B. Jordan II Ballroom of the C. Baldwin Hotel, 400 Dallas Street, Houston, Texas. The items of business for this meeting are as follows:

1.

Approve the Agreement and Plan of Merger, dated as of July 14, 2019 (as amended from time to time, the “merger agreement”), by and between Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo (the “Carrizo merger proposal”);

2.

Approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger (as defined below) (the “Carrizo compensation proposal”); and

3.

Approve any motion to adjourn the special meeting, if necessary to solicit additional proxies if there are not sufficient votes of holders of our common stock to approve the Carrizo merger proposal at the time of the Carrizo special meeting (the “Carrizo adjournment proposal”).

Carrizo will transact no other business at the Carrizo special meeting, except such business as may properly be brought before the Carrizo special meeting or any adjournments or postponements thereof by or at the direction of the Carrizo board of directors (the “Carrizo board”) in accordance with Carrizo’s bylaws. The accompanying joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Carrizo special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Merger” beginning on page 68 for a description of the transactions contemplated by the merger agreement and “Risk Factors” beginning on page 34 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement.

Approval of the Carrizo merger proposal by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal is required to complete the merger between Carrizo and Callon, as contemplated under the merger agreement (the “merger”). Holders of Carrizo common stock (“Carrizo shareholders”) will also be asked to approve the Carrizo compensation proposal and the Carrizo adjournment proposal.

The Carrizo board has fixed the close of business on October 7, 2019 as the record date for the determination of the Carrizo shareholders entitled to receive notice of, and to vote at, the Carrizo special meeting or any adjournments or postponements thereof. The Carrizo shareholders of record as of the close of business on the record date are the only Carrizo shareholders that are entitled to receive notice of, and to vote at, the Carrizo special meeting or any adjournments or postponements thereof, so long as such shares remain outstanding on the date of the Carrizo special meeting. For additional information regarding the Carrizo special meeting, please see “Carrizo Special Meeting” of the accompanying joint proxy statement/prospectus.

The Carrizo board has (i) unanimously approved the merger agreement and the execution, delivery, and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (ii) resolved to submit the merger agreement to a vote of Carrizo shareholders, and (iii) recommended approval of the merger agreement by the Carrizo shareholders. The Carrizo board unanimously recommends that holders of Carrizo common stock vote “FOR” the Carrizo merger proposal, “FOR” the Carrizo compensation proposal, and “FOR” the Carrizo adjournment proposal.

As a Carrizo shareholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Carrizo special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card, or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Carrizo common stock who is present at the Carrizo special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Carrizo special meeting in the manner described in the accompanying joint proxy statement/prospectus.

If you have any questions concerning the merger or the accompanying joint proxy statement/prospectus, would like additional copies, or need help voting your shares of Carrizo common stock, please contact Carrizo’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Carrizo@mackenziepartners.com

(212) 929-5500

Toll-Free: (800) 322-2885

Your vote is very important. Approval of the Carrizo merger proposal by holders of Carrizo common stock is a condition to the merger and requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal. Abstentions, broker non-votes, and failures to submit a proxy or vote in person at the Carrizo special meeting will have the same effect as a vote “AGAINST” the Carrizo merger proposal.

By Order of the Board of Directors,

L. Michael Kennington

Corporate Secretary

ADDITIONAL INFORMATION

Both Callon and Carrizo file annual, quarterly, and current reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Callon at ir.callon.com and from Carrizo at ir.carrizo.com, as applicable. The information contained on, or that may be accessed through, Callon’s and Carrizo’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Callon has filed a registration statement on Form S-4 with respect to the shares of Callon common stock issuable in the merger, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Callon filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules, and exhibits at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Callon and Carrizo from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitors at the following addresses and telephone numbers:

For Callon shareholders:	For Carrizo shareholders:

Callon Petroleum Company 2000 W. Sam Houston Parkway S., Suite 2000 Houston, Texas 77042 Attention: Investor Relations (281) 589-5200 IR@callon.com	Carrizo Oil & Gas, Inc. 500 Dallas Street, Suite 2300 Houston, Texas 77002 Attention: Investor Relations (713) 328-1055 IR@carrizo.com

Innisfree M&A Incorporated 501 Madison Ave, 20th Floor New York, New York 10022 Shareholders may call toll-free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833	MacKenzie Partners, Inc. 1407 Broadway, 27th Floor New York, New York 10018 Carrizo@mackenziepartners.com (212) 929-5500 Toll-Free: (800) 322-2885

If you would like to request any documents, please do so by November 6, 2019, which is five business days prior to the date of the Callon special meeting and the Carrizo special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Callon, constitutes a prospectus of Callon under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Callon common stock issuable to Carrizo shareholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Carrizo and Callon under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Callon special meeting and a notice of meeting with respect to the Carrizo special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                 , 2019, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Callon shareholders or Carrizo shareholders nor the issuance by Callon of shares of Callon common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Callon has been provided by Callon and information contained in this joint proxy statement/prospectus regarding Carrizo has been provided by Carrizo.

All references in this joint proxy statement/prospectus to (i) “Callon” refer to Callon Petroleum Company, a Delaware corporation; (ii) “Carrizo” refer to Carrizo Oil & Gas, Inc., a Texas corporation; (iii) “Callon common stock” refer to the common stock of Callon, par value $0.01 per share; (iv) “Carrizo common stock” refer to the common stock of Carrizo, par value $0.01 per share; (v) “Callon shareholders” refer to holders of Callon common stock; (vi) “Carrizo shareholders” refer to holders of Carrizo common stock; (vii) “Carrizo preferred stock” refer to the 8.875% redeemable preferred stock of Carrizo, par value $0.01 per share; (viii) “merger agreement” refer to the Agreement and Plan of Merger, dated as of July 14, 2019, by and between Callon and Carrizo, as amended; (ix) “merger” refer to the merger pursuant to the merger agreement, (x) the “exchange ratio” refer to the ratio of 2.05 shares of Callon common stock per outstanding share of Carrizo common stock that will be issued to Carrizo shareholders in connection with the merger; (xi) the “Callon special meeting” refer to the meeting of the Callon shareholders in connection with the merger, as may be adjourned or postponed from time to time; and (xii) “Carrizo special meeting” refer to the meeting of the Carrizo shareholders in connection with the merger, as may be adjourned or postponed from time to time. All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

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QUESTIONS AND ANSWERS	1

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QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the merger, the issuance of shares of Callon common stock to Carrizo shareholders in connection with the merger, and other matters being considered at the Callon special meeting and Carrizo special meeting and the answers to those questions. Callon and Carrizo urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the merger, the issuance of shares of Callon common stock in connection with the merger, and the other matters being considered at the Callon special meeting and the Carrizo special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Callon and Carrizo have entered into the merger agreement, providing for Callon’s acquisition of Carrizo through a merger between the parties, with Callon as the surviving corporation.

In order to complete the merger, Callon shareholders must (i) approve and adopt the merger agreement and the merger (the “Callon merger proposal”), (ii) approve the issuance of shares of Callon common stock to Carrizo shareholders in connection with the merger (the “share issuance” and such proposal, the “share issuance proposal”), and (iii) approve and adopt an amendment to Callon’s certificate of incorporation to increase the authorized number of shares of Callon common stock (the “charter amendment proposal”). Approval of each of the Callon merger proposal and charter amendment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting.

Also, in order to complete the merger, Carrizo shareholders must approve the merger agreement (the “Carrizo merger proposal”). Approval of the Carrizo merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the share issuance, and other matters being considered at the Callon special meeting and the Carrizo special meeting.

Q:	When and where is the Callon special meeting?

A:	The Callon special meeting will be held on November 14, 2019 at 9:00 a.m. Central Time, in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas.

Q:	When and where is the Carrizo special meeting?

A:	The Carrizo special meeting will be held on November 14, 2019 at 9:00 a.m. Central Time, in the B. Jordan II Ballroom of the C. Baldwin Hotel, 400 Dallas Street, Houston, Texas.

Q:	What will Carrizo shareholders receive for their shares of Carrizo common stock in the merger?

A:

At the effective time of the merger (the “effective time” and the date of the effective time, the “closing date”), each share of Carrizo common stock issued and outstanding immediately prior to the effective time will be cancelled and converted automatically into the right to receive 2.05 shares of Callon common stock, with cash paid in lieu of the issuance of fractional shares, if any (the “merger consideration”).

In addition, Carrizo will take all actions as may be necessary so that at the effective time, each of Carrizo’s outstanding shares of restricted stock, restricted stock units, stock appreciation rights, and performance-based stock awards will be treated as described in “The Merger—Treatment of Carrizo Equity Awards in the Merger.”

For additional information regarding the consideration to be received in the merger, please see “The Merger—Effects of the Merger.”

Q:	If I am a Carrizo shareholder, how will I receive the merger consideration to which I am entitled?

A:

As soon as reasonably practicable after the effective time, an exchange agent will mail to each holder of record of shares of Carrizo common stock (whose shares were cancelled and converted into the right to receive the merger consideration) a letter of transmittal and instructions for use in effecting the surrender of certificates of Carrizo common stock (“Carrizo stock certificates”) and book-entry shares representing Carrizo common stock (“Carrizo book-entry shares”) in exchange for the merger consideration. Upon receipt by the exchange agent of (i) either Carrizo stock certificates (or affidavits of loss in lieu thereof) or Carrizo book-entry shares and (ii) a signed letter of transmittal and such other documents as may customarily be required by the exchange agent, the holder of such certificates or shares will be entitled to receive the merger consideration in exchange therefor, together with the fractional share cash amount and any dividends or other distributions to which such Carrizo stock certificates or book-entry shares become entitled in accordance with the merger agreement.

Q:	What will holders of Carrizo equity awards receive in the merger?

A:	Pursuant to the merger agreement, the following will occur at the effective time:

Carrizo Restricted Stock Awards: Each share of Carrizo restricted stock that is outstanding as of immediately prior to the effective time shall, as of the effective time, vest and convert into 2.05 shares of Callon common stock, subject to any applicable withholding taxes.

Carrizo Restricted Stock Units: Subject to limited exceptions, described below under “The Merger—Treatment of Carrizo Equity Awards in the Merger,” each Carrizo restricted stock unit that is outstanding as of immediately prior to the effective time shall, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo restricted stock unit as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Carrizo Performance Shares: Each award of Carrizo performance shares that is outstanding as of immediately prior to the effective time shall, as of the effective time, automatically be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the greater of (1) the target number of shares of Carrizo common stock subject to such Carrizo performance share award as of immediately prior to the effective time and (2) the number of shares of Carrizo common stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement, measured based on a shortened performance period that ends as of the close of the business day prior to the effective time (if such performance is determinable, and as determined by the Carrizo board of directors (the “Carrizo board”) immediately prior to the effective time), multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Carrizo Stock Appreciation Rights: Each Carrizo stock appreciation right (“Carrizo SAR”) that is outstanding as of immediately prior to the effective time shall, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a stock appreciation right covering shares of Callon common stock (“converted Callon SAR”) with respect to that number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo SAR as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded down to the nearest whole share. The exercise price per share of the converted Callon SAR shall be equal to the exercise price per share of the Carrizo SAR divided by the exchange ratio, rounded up to the nearest whole cent. Following the effective time, the converted Callon SAR shall be subject to such other terms and conditions as applied to the corresponding Carrizo SAR immediately prior to the effective time, provided that the converted Callon SAR will be vested and exercisable in full and will remain exercisable for its full original term without regard to any continuing service requirement.

For additional information regarding the treatment of Carrizo equity awards, please see “The Merger—Treatment of Carrizo Equity Awards in the Merger.”

Q:	What will holders of Carrizo preferred stock receive?

A:

In connection with the merger, if holders of a majority of outstanding shares of Carrizo preferred stock entitled to vote thereon approve or consent in writing to the merger agreement (the “preferred stock approval”) prior to the approval of the Carrizo merger proposal, then each share of Carrizo preferred stock will be converted automatically into and shall represent one share of 8.875% redeemable preferred stock, par value $0.01 per share, of Callon (“Callon new preferred stock”); if the preferred stock approval is not obtained at or prior to the approval of the Carrizo merger proposal, then each issued and outstanding share of Carrizo preferred stock would be redeemed prior to the consummation of the merger (the “preferred stock redemption”).

Q:	Who will own Callon immediately following the merger?

A:

Callon and Carrizo estimate that, upon completion of the merger, Callon shareholders as of immediately prior to the merger will hold approximately 54% and Carrizo shareholders as of immediately prior to the merger will hold approximately 46% of the outstanding shares of Callon common stock (without giving effect to any shares of Callon common stock held by Carrizo shareholders prior to the merger). The exact equity stake of Carrizo shareholders in Callon immediately following the effective time will depend on the number of shares of Callon common stock and shares of Carrizo common stock issued and outstanding immediately prior to the effective time.

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the Callon special meeting and Carrizo special meeting is very important and you are encouraged to submit a proxy as soon as possible. The merger cannot be completed without, among other things, the (i) approval of the Callon merger proposal and charter amendment proposal by the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting, (ii) approval of the share issuance proposal by the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting, and (iii) approval of the Carrizo merger proposal by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal.

Callon. Approval of each of the Callon merger proposal and charter amendment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting, a broker non-vote, or the failure of a Callon shareholder to vote will have the same effect as a vote “against” the Callon merger proposal and charter amendment proposal. Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting, and approval of each of the Callon compensation proposal and the Callon adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, the Callon compensation proposal, and the Callon adjournment proposal, while a broker non-vote or the failure of a Callon shareholder to vote will have no effect on the outcome of the share issuance proposal, the Callon compensation proposal, or the Callon adjournment proposal.

Carrizo. Approval of the Carrizo merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal. Accordingly, a Carrizo shareholder’s abstention from voting, a broker non-vote, or the failure of a Carrizo shareholder to vote will have the same effect as a vote “against” the Carrizo merger proposal. Approval of the Carrizo compensation proposal requires the affirmative vote of the holders of a majority of the shares of Carrizo common stock entitled to vote on such proposal and that voted for or against or expressly abstained with respect to such proposal. Accordingly, abstentions will have the same effect as a vote “against” the Carrizo compensation proposal, while a broker non-vote or the failure of a Carrizo shareholder to vote will have no effect on the Carrizo compensation proposal. The Carrizo adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Carrizo common stock entitled to vote on such proposal and that voted for or against or expressly abstained with respect to such proposal at the Carrizo special meeting. Accordingly, a Carrizo shareholder’s abstention from voting will have the same effect as a vote “against” the Carrizo adjournment proposal, while a broker non-vote or the failure of a Carrizo shareholder to vote will have no effect on the outcome of the Carrizo adjournment proposal.

Q:	How do the Callon board and the Carrizo board recommend that I vote?

A:

The Callon board of directors (the “Callon board”) unanimously recommends that Callon shareholders vote “FOR” the Callon merger proposal, “FOR” the share issuance proposal, “FOR” the charter amendment proposal, “FOR” the Callon compensation proposal, and “FOR” the Callon adjournment proposal. For additional information regarding how the Callon board recommends that Callon shareholders vote, see the section entitled “The Merger—Recommendation of the Callon Board and Reasons for the Merger.”

The Carrizo board unanimously recommends that Carrizo shareholders vote “FOR” the Carrizo merger proposal, “FOR” the Carrizo compensation proposal, and “FOR” the Carrizo adjournment proposal. For additional information regarding how the Carrizo board recommends that Carrizo shareholders vote, see the section entitled “The Merger—Recommendation of the Carrizo Board and Reasons for the Merger.”

Q:	Will the shares of Callon common stock received at the time of completion of the merger be traded on an exchange?

A:

Yes. It is a condition to the consummation of the merger that the shares of Callon common stock issuable to Carrizo shareholders in connection with the merger be authorized for listing on the New York Stock Exchange (the “NYSE”), subject to official notice of issuance. The Carrizo common stock currently trades on the NASDAQ Global Select Market (the “NASDAQ”) under the stock symbol “CRZO.” When the merger is completed, the Carrizo common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Q:	How will Callon shareholders be affected by the merger?

A:

Upon completion of the merger, each Callon shareholder will hold the same number of shares of Callon common stock that such shareholder held immediately prior to completion of the merger. As a result of the merger, Callon shareholders will own shares in a larger company with more assets. However, because Callon will be issuing additional shares of Callon common stock to Carrizo shareholders in exchange for their shares of Carrizo common stock in connection with the merger, each outstanding share of Callon common stock issued and outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Callon common stock issued and outstanding after the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of Carrizo common stock?

A:

Assuming that the merger is completed as currently contemplated, Callon and Carrizo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the “Code”). The obligation of Callon to complete the merger is conditioned upon the receipt of an opinion from Kirkland & Ellis LLP (“Kirkland”), counsel to Callon, or such other reputable law firm of national standing, reasonably acceptable to Callon (or if any such counsel is unable to deliver such opinion, Baker Botts L.L.P. (“Baker Botts”)) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions, and exclusions set forth or described in such opinion. The obligation of Carrizo to complete the merger is conditioned upon the receipt of an opinion from Baker Botts, counsel to Carrizo, or such other reputable law firm of national standing, reasonably acceptable to Carrizo (or if any such counsel is unable to deliver such opinion, Kirkland) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions, and exclusions set forth or described in such opinion. Provided that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of Carrizo common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Carrizo common stock for shares of Callon common stock in the merger (other than gain or loss with respect to any cash received in lieu of a fractional share of Callon common stock). Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of Carrizo common stock.

Q:	When do Callon and Carrizo expect to complete the merger?

A:

Callon and Carrizo currently expect to complete the merger in the fourth quarter of 2019. However, neither Callon nor Carrizo can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Merger—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What happens if the merger is not completed?

A:

If the merger agreement is not approved and adopted by Callon shareholders or approved by Carrizo shareholders, the share issuance proposal or the charter amendment proposal is not approved by Callon shareholders, or the merger is not completed for any other reason, Carrizo shareholders will not receive any payment for shares of Carrizo common stock they own. Instead, Carrizo will remain an independent public company, Carrizo common stock will continue to be listed and traded on the NASDAQ and registered under the Exchange Act, and Carrizo will continue to file periodic reports with the SEC.

Under specified circumstances, Carrizo or Callon may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:	Who can vote at, and what are the record dates of, each of the Callon special meeting and the Carrizo special meeting?

A:

All Callon shareholders who hold shares of Callon common stock of record at the close of business on October 7, 2019, the record date for the Callon special meeting (the “Callon record date”), are entitled to receive notice of and to vote at the Callon special meeting.

All Carrizo shareholders who hold shares of Carrizo common stock of record at the close of business on October 7, 2019, the record date for the Carrizo special meeting (the “Carrizo record date”), are entitled to receive notice of and to vote at the Carrizo special meeting.

Q:	How many votes may I cast?

A:

Each outstanding share of Callon common stock entitles its holder of record to one vote on each matter to be considered at the Callon special meeting. The Callon shareholders of record on the Callon record date are the only Callon shareholders that are entitled to receive notice of, and to vote at, the Callon special meeting and any adjournments or postponements thereof, so long as such shares remain outstanding on the date of the Callon special meeting.

Each outstanding share of Carrizo common stock entitles its holder of record to one vote on each matter to be considered at the Carrizo special meeting. The Carrizo shareholders of record on the Carrizo record date are the only Carrizo shareholders that are entitled to receive notice of, and to vote at, the Carrizo special meeting or any adjournments or postponements thereof, so long as such shares remain outstanding on the date of the Carrizo special meeting.

Q:	What constitutes a quorum at each of the Callon special meeting and the Carrizo special meeting?

A:	In order for business to be conducted at the Callon and Carrizo special meetings, a quorum must be present.

A quorum at the Callon special meeting requires the presence of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting, represented in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Callon special meeting.

A quorum at the Carrizo special meeting requires the presence of the holders of a majority of shares of Carrizo common stock entitled to vote at the Carrizo special meeting, represented in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Carrizo special meeting.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable enclosed proxy card, or complete, sign, date, and return the applicable enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the Callon special meeting and/or the Carrizo special meeting, as applicable.

For additional information on voting procedures, please see “Callon Special Meeting” and “Carrizo Special Meeting.”

Q:	How will my proxy be voted?

A:	If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

For additional information on voting procedures, please see “Callon Special Meeting” and “Carrizo Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Callon special meeting will be counted by an independent party, which will act as the Callon inspector of election.

The votes at the Carrizo special meeting will be counted by an independent party, which will act as the Carrizo inspector of election.

Q:	May I vote in person?

A:

Yes. If you are a Callon shareholder of record on the Callon record date, or a Carrizo shareholder of record on the Carrizo record date, you may attend the Callon special meeting or Carrizo special meeting, respectively, and vote your shares in person, in lieu of submitting your proxy by internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card. Please note attendance alone at the Callon special meeting or the Carrizo special meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of Callon common stock or Carrizo common stock, you are also invited to attend the Callon special meeting or the Carrizo special meeting, respectively. However, because you are not the Callon shareholder of record or Carrizo shareholder of record, you may not vote your shares in person at the Callon special meeting or the Carrizo special meeting, respectively, unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or nominee.

If you appoint a non-management proxyholder, please make sure they are aware and ensure they will attend and submit a vote on your behalf at the applicable special meeting, with the proper authority from you, for your vote to count.

Q:	What must I bring to attend my special meeting?

A:

Only Callon shareholders of record and beneficial owners of shares of Callon common stock on the Callon record date, holders of valid proxies for the Callon special meeting, and invited guests of Callon may attend the Callon special meeting. Only Carrizo shareholders of record and beneficial owners of Carrizo common stock on the Carrizo record date, record and beneficial owners of Carrizo preferred stock on the Carrizo record date, holders of valid proxies for the Carrizo special meeting, and invited guests of Carrizo may attend the Carrizo special meeting. All attendees should be prepared to present government-issued photo identification (such as a drivers’ license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Callon shareholders or Carrizo shareholders of record, beneficial owners of shares of Callon common stock or Carrizo common stock, or proxy holders.

For additional information on attending the Callon special meeting and the Carrizo special meeting, please see “Callon Special Meeting” and “Carrizo Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Callon special meeting or the Carrizo special meeting?

A:

You may receive more than one set of voting materials for the Callon special meeting, the Carrizo special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Callon common stock or your shares of Carrizo common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Q:	What’s the difference between holding shares of record and holding shares as a beneficial owner of shares of Callon common stock or Carrizo common stock?

A:

If your shares of Callon common stock are registered directly in your name with Callon’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, or your shares of Carrizo common stock are registered directly in your name with Carrizo’s transfer agent, EQ Shareowner Services, you are considered, with respect to those shares, to be the shareholder of record. If you are a shareholder of record, then this joint proxy statement and your proxy card have been sent directly to you by Callon or Carrizo, as applicable.

If your shares of Callon common stock or Carrizo common stock are held through a bank, broker, or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker, or other nominee. In that case, this proxy statement has been forwarded to you by your bank, broker, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend in person the Callon special meeting or the Carrizo special meeting, as applicable. However, because you are not the shareholder of record, you may not vote your shares of Callon common stock or Carrizo common stock, as applicable, in person at the applicable special meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker, or other nominee.

Q:	If my shares of Callon common stock or Carrizo common stock are held in “street name” by my broker, bank, or other nominee, will my broker, bank, or other nominee automatically vote my shares for me?

A:

No. If your shares of Callon common stock or Carrizo common stock are held in the name of a broker, bank, or other nominee, you will receive separate instructions from your broker, bank, or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your broker, bank, or other nominee and follow the voting procedures provided by your broker, bank, or other nominee on your voting instruction form.

You should instruct your broker, bank, or other nominee how to vote your shares of Callon common stock or Carrizo common stock, as applicable. Under the rules applicable to broker-dealers, your broker, bank, or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Callon special meeting or the Carrizo special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy voting upon a matter or matters for which the applicable rules provide discretionary authority but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Callon and Carrizo do not expect any broker non-votes at the Callon special meeting or Carrizo special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Callon special meeting and Carrizo special meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of Callon common stock or Carrizo common stock at the applicable special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have the same effect as a vote “against” the Callon merger proposal and the charter amendment proposal, for Callon shareholders, and the Carrizo merger proposal, for Carrizo shareholders.

For additional information on voting procedures, please see “Callon Special Meeting” and “Carrizo Special Meeting.”

Q:	How do I vote shares of Callon common stock held in Callon’s 401(k) plan?

A.

If your shares of Callon common stock are held in Callon’s Employee Savings and Protection Plan (“Callon’s 401(k) plan”), you will receive a separate voting direction card. The trustee of Callon’s 401(k) plan will vote your shares of Callon common stock in accordance with the instructions on your returned direction card.

If you do not timely return a direction card or if you return a direction card with no instructions, the trustee of Callon’s 401(k) plan will vote your shares of Callon common stock in proportion to the voting directions received from all plan participants who properly vote. Please note that the direction cards have an earlier return date than the proxy cards. Please review your direction card for the date by which your instructions must be received in order for your shares of Callon common stock to be voted as you instruct.

In the case of internet or telephone voting, you should have your direction card in hand and retain the card until you have completed the voting process. If you vote by internet or telephone, you do not need to return the direction card by mail.

Please note that no votes will be accepted at the Callon special meeting in respect of shares of Callon common stock held in Callon’s 401(k) plan and that all such votes must be voted prior to the Callon special meeting.

Q:	What do I do if I am a Callon shareholder and I want to revoke my proxy?

A:

Callon shareholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Callon’s corporate secretary at Callon’s principal executive offices in Houston, Texas before the beginning of the Callon special meeting. Callon shareholders may also revoke their proxies by attending the Callon special meeting and voting in person, although attendance at the Callon special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If a Callon shareholder holds shares through a broker, bank, or other nominee, such shareholder must contact that nominee to revoke any prior voting instructions. Callon shareholders also may revoke any prior voting instructions by voting in person at the meeting if they obtain a “legal proxy” as described above.

For additional information, please see “Callon Special Meeting.”

Q:	What do I do if I am a Carrizo shareholder and I want to revoke my proxy?

A:

Carrizo shareholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Carrizo’s corporate secretary at Carrizo’s principal executive offices in Houston, Texas before the beginning of the Carrizo special meeting. Carrizo shareholders may also revoke their proxies by attending the Carrizo special meeting and voting in person, although attendance at the Carrizo special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If a Carrizo shareholder holds shares through a broker, bank, or other nominee, such shareholder must contact that nominee to revoke any prior voting instructions. Carrizo shareholders also may revoke any prior voting instructions by voting in person at the meeting if they obtain a “legal proxy” as described above.

For additional information, please see “Carrizo Special Meeting.”

Q:	Are there any risks that I should consider as a Callon shareholder or Carrizo shareholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Callon and Carrizo contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Callon common stock before the Callon special meeting?

A:

The Callon record date is prior to the date of the Callon special meeting. If you sell or otherwise transfer your shares of Callon common stock after the Callon record date but before the Callon special meeting, unless special arrangements are made between you and the person to whom you transfer your shares of Callon common stock (such as provision of a proxy), you will retain your right to vote such shares at the Callon special meeting but will otherwise transfer ownership of and the economic interest in your shares of Callon common stock.

Q:	What happens if I sell or otherwise transfer my shares of Carrizo common stock before the Carrizo special meeting?

A:

The Carrizo record date is prior to the date of the Carrizo special meeting. If you sell or otherwise transfer your shares of Carrizo common stock after the Carrizo record date but before the Carrizo special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Carrizo common stock, you will retain your right to vote such shares at the Carrizo special meeting but will otherwise transfer ownership of and the economic interest in your shares of Carrizo common stock.

Q:	What happens if I sell or otherwise transfer my shares of Carrizo common stock before the completion of the merger?

A:

Only Carrizo shareholders at the effective time will become entitled to receive the merger consideration. If you sell your shares of Carrizo common stock prior to the completion of the merger, you will not become entitled to receive the merger consideration by virtue of the merger.

Q:	Do any of the officers or directors of Callon have interests in the merger that may differ from or be in addition to my interests as a Callon shareholder?

A:

In considering the recommendation of the Callon board that Callon shareholders vote to approve the Callon shareholder proposals, Callon shareholders should be aware that, aside from their interests as shareholders of Callon, some of Callon’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Callon shareholders generally. The Callon board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the Callon shareholder proposals.

For more information and quantification of these interests, please see “The Merger—Interests of Certain Callon Directors and Executive Officers in the Merger.”

Q:	Do any of the officers or directors of Carrizo have interests in the merger that may differ from or be in addition to my interests as a Carrizo shareholder?

A:

In considering the recommendation of the Carrizo board that Carrizo shareholders vote to approve the Carrizo merger proposal, Carrizo compensation proposal, and Carrizo adjournment proposal, Carrizo shareholders should be aware that, aside from their interests as shareholders of Carrizo, some of Carrizo’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Carrizo shareholders generally. The Carrizo board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the Carrizo merger proposal, Carrizo compensation proposal, and Carrizo adjournment proposal.

For more information and quantification of these interests, please see “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger.”

Q:

If I am a Callon shareholder and I oppose the Callon merger proposal, charter amendment proposal, and/or the share issuance proposal or if I am a Carrizo shareholder and I oppose the Carrizo merger proposal, but all such proposals are approved, what are my rights?

A:

Callon shareholders may vote against the Callon merger proposal, share issuance proposal, or charter amendment proposal if they do not favor such proposals. However, if the Callon merger proposal, share issuance proposal, and charter amendment proposal are approved, Callon shareholders who oppose such proposals are not entitled to appraisal or dissenters’ rights under Delaware law.

Carrizo shareholders may vote against the Carrizo merger proposal if they do not favor the merger. However, if the Carrizo merger proposal is approved, holders of Carrizo common stock who oppose the merger are not entitled to exercise appraisal or dissenters’ rights under Texas law.

Q:	Where can I find voting results of the Callon special meeting and the Carrizo special meeting?

A:

Callon and Carrizo intend to announce their respective preliminary voting results at each of the Callon and Carrizo special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Callon and Carrizo special meetings. All reports that Callon and Carrizo file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Callon and Carrizo?

A:	You can find more information about Callon and Carrizo from various sources described in “Where You Can Find More Information.”

Q:

Who can answer any questions I may have about the Callon special meeting, the Carrizo special meeting, the merger, or the transactions contemplated by the merger agreement, including the share issuance?

A:

If you have any questions about the Callon special meeting, the Carrizo special meeting, the merger, the share issuance proposal, the charter amendment proposal, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

For Callon shareholders:	For Carrizo shareholders:

Callon Petroleum Company 2000 W. Sam Houston Parkway S., Suite 2000 Houston, Texas 77042 Attention: Investor Relations (281) 589-5200 IR@callon.com	Carrizo Oil & Gas, Inc. 500 Dallas Street, Suite 2300 Houston, Texas 77002 Attention: Investor Relations (713) 328-1055 IR@carrizo.com

Innisfree M&A Incorporated 501 Madison Ave, 20th Floor New York, New York 10022 Shareholders may call toll-free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833	MacKenzie Partners, Inc. 1407 Broadway, 27th Floor New York, New York 10018 Carrizo@mackenziepartners.com (212) 929-5500 Toll-Free: (800) 322-2885

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Callon and Carrizo shareholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Callon and Carrizo refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties (see pages 44 and 45)

Callon Petroleum Company

Callon Petroleum Company has been engaged in the development, acquisition, and production of oil and natural gas properties since 1950. Callon is focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and southeastern New Mexico and is comprised of three primary sub-basins: the Midland Basin, the Delaware Basin, and the Central Basin Platform. For more than a decade, Callon has been focused on the Midland Basin and entered the Delaware Basin through an acquisition completed in February 2017 and has further expanded its presence in the Delaware Basin through acquisitions in 2018. Shares of Callon’s common stock are traded on the NYSE under the symbol “CPE.” The principal executive offices of Callon are located at 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042 and its telephone number is (281) 589-5200.

Carrizo Oil & Gas, Inc.

Carrizo is a Houston-based energy company which, together with its subsidiaries, is actively engaged in the exploration, development, and production of crude oil, natural gas liquids (“NGLs”), and natural gas from resource plays located in the United States. Carrizo’s current operations are principally focused in proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Permian Basin in West Texas. Carrizo was incorporated in the State of Texas in 1993. Shares of Carrizo’s common stock are traded on the NASDAQ under the symbol “CRZO.” The principal executive offices of Carrizo are located at 500 Dallas Street, Suite 2300, Houston, Texas 77002 and its telephone number is (713) 328-1000.

The Merger (see page 68)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Carrizo will merge with and into Callon, Carrizo’s separate corporate existence will cease, and Callon will be the surviving company in the merger. At the effective time, each share of Carrizo common stock issued and outstanding immediately prior to the effective time will be canceled and converted automatically into the right to receive 2.05 shares of Callon common stock with cash paid in lieu of the issuance of any fractional shares of Callon common stock. In addition, Carrizo will take all actions as may be necessary so that at the effective time, each outstanding share of restricted stock, restricted stock unit, Special RSU Award (as defined below), performance share unit award and stock appreciation right in respect of Carrizo common stock will be treated as described in “The Merger—Treatment of Carrizo Equity Awards in the Merger.”

Callon Special Meeting (see page 46)

The Callon special meeting will be held on November 14, 2019 in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas, at 9:00 a.m. Central Time. The Callon special meeting is being held to consider and vote on the following proposals:

•	Proposal 1: to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, which is referred to as the Callon merger proposal;

•	Proposal 2: to approve the issuance of shares of Callon common stock to Carrizo shareholders in connection with the merger, which is referred to as the share issuance proposal;

•

Proposal 3: to approve and adopt an amendment to Callon’s certificate of incorporation to increase Callon’s authorized shares of common stock from 300 million shares to 750 million shares, which is referred to as the charter amendment proposal;

•

Proposal 4: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger, as described in “The Merger— Interests of Certain Callon Directors and Executive Officers in the Merger,” which is referred to as the Callon compensation proposal; and

•

Proposal 5: to approve the adjournment of the Callon special meeting to solicit additional proxies if there are not sufficient votes to approve the Callon merger proposal, the share issuance proposal, or the charter amendment proposal.

The record date for the determination of Callon shareholders entitled to notice of and to vote at the Callon special meeting is the close of business on October 7, 2019. Only Callon shareholders who held Callon common stock of record on the Callon record date are entitled to vote at the Callon special meeting and any adjournments or postponements of the Callon special meeting, so long as such shares remain outstanding on the date of the Callon special meeting. Each issued and outstanding share of Callon common stock entitles its holder of record to one vote on each matter to be considered at the Callon special meeting.

In order for business to be conducted at the Callon special meeting, a quorum must be present. A quorum at the Callon special meeting requires the presence, in person or by proxy, of holders of a majority of the total issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will be counted.

Approval of each of the Callon merger proposal and charter amendment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting, a broker non-vote, or the failure of a Callon shareholder to vote will have the same effect as a vote “against” the Callon merger proposal and charter amendment proposal.

Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote on such proposal and present or represented by proxy at the Callon special meeting. Approval of each of the Callon compensation proposal and the Callon adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, the Callon compensation proposal, and the Callon adjournment proposal, while a broker non-vote or the failure of a Callon shareholder to vote will have no effect on the outcome of the share issuance proposal, the Callon compensation proposal, and the Callon adjournment proposal.

As of the Callon record date, there were                  shares of Callon common stock outstanding. As of the Callon record date, Callon directors and executive officers, as a group, beneficially owned and were entitled to vote                  shares of Callon common stock, or approximately     % of the issued and outstanding shares of Callon common stock.

Carrizo Special Meeting (see page 58)

The Carrizo special meeting will be held on November 14, 2019 in the B. Jordan II Ballroom of the C. Baldwin Hotel, 400 Dallas Street, Houston, Texas, at 9:00 a.m. Central Time. The Carrizo special meeting is being held to consider and vote on the following proposals:

•

Proposal 1: to approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each outstanding share of Carrizo common stock will be cancelled and converted automatically into the right to receive from Callon 2.05 shares of Callon common stock with cash paid in lieu of any fractional Callon common stock, if any, which is referred to as the Carrizo merger proposal;

•

Proposal 2: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger, which is referred to as the Carrizo compensation proposal, discussed under the heading “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger”; and

•

Proposal 3: to approve any motion to adjourn the Carrizo special meeting, if necessary to solicit additional proxies if there are not sufficient votes of holders of Carrizo common stock to approve the Carrizo merger proposal at the time of the Carrizo special meeting, which is referred to as the Carrizo adjournment proposal.

The record date for the determination of Carrizo shareholders entitled to notice of and to vote at the Carrizo special meeting is the close of business on October 7, 2019. The Carrizo shareholders of record on the Carrizo record date are the only Carrizo shareholders that are entitled to receive notice of, and to vote at, the Carrizo special meeting and any adjournments or postponements of the Carrizo special meeting, so long as such shares remain outstanding on the date of the Carrizo special meeting. Each outstanding share of Carrizo common stock entitles its holder of record to one vote on each matter to be considered at the Carrizo special meeting.

In order for business to be conducted at the Carrizo special meeting, a quorum must be present. A quorum at the Carrizo special meeting requires the presence of the holders of a majority of shares of Carrizo common stock entitled to vote at the Carrizo special meeting, represented in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Carrizo special meeting. If a quorum is not present or represented, a majority in interest of those present or represented may adjourn the Carrizo special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Approval of the Carrizo merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal. Accordingly, a Carrizo shareholder’s abstention from voting, a broker non-vote or the failure of a Carrizo shareholder to vote will have the same effect as a vote “against” the Carrizo merger proposal.

Approval of each of the Carrizo compensation proposal and Carrizo adjournment proposal requires the affirmative vote of the holders of a majority of the Carrizo common stock entitled to vote thereon and that voted for or against or expressly abstained with respect to such proposal at the Carrizo special meeting. Accordingly, a

Carrizo shareholder’s abstention from voting will have the same effect as a vote “against” the Carrizo compensation proposal and Carrizo adjournment proposal, while a broker non-vote or the failure of a Carrizo shareholder to vote will have no effect on the outcome of the Carrizo compensation proposal and Carrizo adjournment proposal.

As of the Carrizo record date, there were                  shares of Carrizo common stock outstanding. As of the record date, Carrizo directors and executive officers, as a group, beneficially owned and were entitled to vote                  shares of Carrizo common stock or approximately     % of the issued and outstanding shares of Carrizo common stock.

Concurrently with the execution of the merger agreement, Callon entered into voting and support agreements (each, a “Support Agreement” and, collectively, the “Support Agreements”) with each director of Carrizo in that director’s capacity as a shareholder, pursuant to which each such individual has agreed, among other matters and upon the terms and subject to the conditions set forth in the Support Agreements, to vote all of their shares of Carrizo common stock (i) in favor of the approval of the merger agreement and (ii) against specified actions that would adversely affect, discourage, or delay the merger, including specified actions that contemplate alternative transactions. Each such individual also granted to Callon an irrevocable proxy to vote such Carrizo common stock as provided above. The form of Support Agreement is attached as Exhibit 10.1 to Callon’s Current Report on Form 8-K filed July 15, 2019. Please see the section entitled “Carrizo Special Meeting—Agreements with Directors.”

Recommendation of the Callon Board and Reasons for the Merger (see page 86)

The Callon board unanimously recommends that the Callon shareholders vote “FOR” the Callon merger proposal, “FOR” the share issuance proposal, “FOR” the charter amendment proposal, “FOR” the Callon compensation proposal, and “FOR” the Callon adjournment proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, the Callon board considered a number of factors in its deliberations. For a more complete discussion of these factors, please see “The Merger—Recommendation of the Callon Board and Reasons for the Merger.”

Recommendation of the Carrizo Board and Reasons for the Merger (see page 89)

The Carrizo board unanimously recommends that the Carrizo shareholders vote “FOR” the Carrizo merger proposal, “FOR” the Carrizo compensation proposal, and “FOR” the Carrizo adjournment proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, the Carrizo board considered a number of factors in its deliberations. For a more complete discussion of these factors, please see “The Merger—Recommendation of the Carrizo Board and Reasons for the Merger.”

Opinion of Callon’s Financial Advisor (see page 105 and Annex C)

On July 14, 2019, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the Callon board, subsequently confirmed by delivery of a written opinion dated the same date, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Callon shareholders.

The full text of the written opinion of J.P. Morgan dated July 14, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Callon shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Callon board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the proposed merger and did not address any other aspect of the proposed merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any other class of securities, creditors or other constituencies of Callon or as to the underlying decision by Callon to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any Callon shareholders as to how such shareholder should vote with respect to the proposed merger or any other matter.

For further information, please see “The Merger—Opinion of Callon’s Financial Advisor” and Annex C to this joint proxy statement/prospectus.

Opinions of Carrizo’s Financial Advisors

RBC Capital Markets, LLC (see page 113 and Annex D)

Carrizo retained RBC Capital Markets, LLC (“RBCCM”) to provide its opinion as to the fairness, from a financial point of view, to holders of Carrizo common stock of the exchange ratio provided for pursuant to the terms and subject to the conditions set forth in the merger agreement. RBCCM has delivered a written opinion to the Carrizo board to the effect that, as of July 13, 2019, based on and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to holders of Carrizo common stock.

RBCCM’s advice (written or oral) and opinion was provided for the benefit, information, and assistance of the Carrizo board (in its capacity as such) in connection with its evaluation of the merger. RBCCM’s opinion did not address the underlying business decision of Carrizo to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Carrizo or in which Carrizo might engage. RBCCM’s opinion does not constitute an opinion or recommendation to any holder of Carrizo common stock as to how any such holder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

The full text of RBCCM’s written opinion, dated July 13, 2019, is attached to this joint proxy statement/prospectus as Annex D, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations and qualifications of the review undertaken by RBCCM in rendering its opinion.

For a further discussion of RBCCM’s opinion, Carrizo’s relationship with RBCCM, and the terms of RBCCM’s engagement, please see “The Merger—Opinions of Carrizo’s Financial Advisors—RBC Capital Markets, LLC.”

Lazard Frères & Co. (see page 123 and Annex E)

The Carrizo board engaged Lazard Frères & Co. LLC (“Lazard”) to act as its financial advisor in connection with the transactions contemplated by the merger agreement. On July 13, 2019, at a meeting of the Carrizo board, Lazard rendered its oral opinion to the Carrizo board, subsequently confirmed in writing by delivery of Lazard’s opinion letter dated July 13, 2019, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications, and limitations set forth in Lazard’s written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock, other than holders of excluded shares (as defined below in “The Merger—Opinions of Carrizo’s Financial Advisors—Opinion of Lazard”).

Lazard’s opinion was provided for the use and benefit of the Carrizo board (in its capacity as such) in its evaluation of the merger, and addressed only the fairness of the exchange ratio, as of the date of the opinion, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares). Lazard’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. The full text of the written opinion of Lazard dated July 13, 2019, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Lazard set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Carrizo shareholders are urged to read the opinion letter in its entirety.

For a further discussion of Lazard’s opinion, Carrizo’s relationship with Lazard, and the terms of Lazard’s engagement, see “The Merger—Opinions of Carrizo’s Financial Advisors—Lazard.”

Interests of Certain Callon Directors and Executive Officers in the Merger (see page 133)

In considering the recommendation of the Callon board that Callon shareholders vote to approve the Callon merger proposal, the share issuance proposal, the charter amendment proposal, the Callon compensation proposal, and the Callon adjournment proposal, Callon shareholders should be aware that aside from their interests as shareholders of Callon, Callon’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Callon shareholders generally. The Callon board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the Callon shareholder proposals. See “The Merger—Background of the Merger” and “The Merger—Recommendation of the Callon Board and Reasons for the Merger.” Callon shareholders should take these interests into account in deciding whether to vote “FOR” the Callon shareholder proposals. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Interests of Certain Carrizo Directors and Executive Officers in the Merger (see page 135)

In considering the recommendation of the Carrizo board that Carrizo shareholders vote to approve the Carrizo merger proposal, the Carrizo compensation proposal, and the Carrizo adjournment proposal, Carrizo shareholders should be aware that aside from their interests as shareholders of Carrizo, Carrizo’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Carrizo shareholders generally. The Carrizo board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the approval of the Carrizo merger proposal, the Carrizo compensation proposal, and the Carrizo adjournment proposal. See “The Merger—Background of the Merger” and “The Merger—Recommendation of the Carrizo Board and Reasons for the Merger.” Carrizo shareholders should take these interests into account in deciding whether to vote “FOR” the Carrizo merger proposal and the other proposals. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below. For the purposes of the plans and agreements described herein, to the extent applicable, the completion of the merger will constitute a change of control, change in control, or term of similar meaning.

Board of Directors and Management of Callon Following Completion of the Merger (see page 141)

In connection with the merger, Callon and Carrizo have agreed that three members of the Carrizo board, two chosen by Carrizo (the “Carrizo designees”) and one chosen by Callon (the “Callon designee” and, collectively with the Carrizo designees, the “Director Designees”), will be appointed to the Callon board immediately after the effective time, with the Callon designee being appointed as a Class III director, with a term ending at the 2021 annual meeting of the shareholders of Callon, and the Carrizo designees being appointed as Class I directors, each with a term ending at the 2022 annual meeting of the shareholders of Callon. Callon and Carrizo expect that the Callon designee will be Frances Aldrich Sevilla-Sacasa and the Carrizo designees will be S.P. Johnson IV and Steven A. Webster.

The merger agreement further provides that the executive officers of Callon immediately prior to the effective time will continue in their current positions after the effective time.

Appraisal Rights or Dissenters’ Rights (see page 148)

No appraisal rights or dissenters’ rights will be available with respect to the merger for Callon shareholders or Carrizo shareholders.

Material U.S. Federal Income Tax Consequences of the Merger (see page 142)

Assuming that the merger is completed as currently contemplated, Callon and Carrizo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Callon to complete the merger is conditioned upon the receipt of an opinion from Kirkland, counsel to Callon, or such other reputable law firm of national standing, reasonably acceptable to Callon (or if any such counsel is unable to deliver such opinion, Baker Botts) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions, and exclusions set forth or described in such opinion. The obligation of Carrizo to complete the merger is conditioned upon the receipt of an opinion from Baker Botts, counsel to Carrizo, or such other reputable law firm of national standing, reasonably acceptable to Carrizo (or if any such counsel is unable to deliver such opinion, Kirkland) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions, and exclusions set forth or described in such opinion. Provided that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of Carrizo common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Carrizo common stock for shares of Callon common stock in the merger (other than gain or loss with respect to any cash received in lieu of a fractional share of Callon common stock). Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of Carrizo common stock.

Accounting Treatment (see page 144)

Callon prepares its financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting with Callon being considered the acquirer of Carrizo for accounting purposes. This means that Callon will record all assets acquired and liabilities assumed from Carrizo at their acquisition date fair values at the effective date of the merger. Any excess of the consideration transferred over the fair value amounts of the identifiable assets acquired net of liabilities assumed is recorded as goodwill. Any goodwill would be assessed for impairment at least annually and if impairment indicators exist.

Regulatory Approvals (see page 144)

The completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. On August 6, 2019, Callon and Carrizo received early termination of the HSR Act waiting period.

In connection with the share issuance proposal, Callon has filed a registration statement with the SEC under the Exchange Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Callon common stock issuable upon the effective time will be registered with the SEC.

In addition, the completion of the merger is subject to approval for listing of the shares of Callon common stock issuable in the merger on the NYSE, subject to official notice of issuance.

Treatment of Carrizo Equity Awards and Warrants in the Merger (see page 146)

Pursuant to the merger agreement, the following will occur:

Restricted Stock Awards. Each share of Carrizo restricted stock that is outstanding as of immediately prior to the effective time will, as of the effective time, vest and convert into the right to receive the merger consideration, subject to any applicable withholding taxes.

Carrizo Restricted Stock Units. Subject to limited exceptions as described in “The Merger—Treatment of Carrizo Equity Awards in the Merger,” each Carrizo restricted stock unit that is outstanding as of immediately prior to the effective time will, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo restricted stock unit as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Carrizo Performance Shares. Each award of Carrizo performance shares that is outstanding as of immediately prior to the effective time will, as of the effective time, automatically be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the greater of (1) the target number of shares of Carrizo common stock subject to such Carrizo performance share award as of immediately prior to the effective time and (2) the number of shares of Carrizo common stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement, measured based on a shortened performance period that ends as of the close of the business day prior to the effective time (if such performance is determinable, and as determined by the Carrizo board immediately prior to the effective time), multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Carrizo Stock Appreciation Rights. Each Carrizo stock appreciation right (“Carrizo SAR”) (representing the right to receive a cash payment based on the appreciation in the value of Carrizo common stock between the grant date and the exercise date) that is outstanding as of immediately prior to the effective time will, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a stock appreciation right covering shares of Callon common stock (“converted Callon SAR”) with respect to that number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo SAR as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded down to the nearest whole share. The exercise price per share of the converted Callon SAR will be equal to the exercise price per share of the Carrizo SAR divided by the exchange ratio, rounded up to the nearest whole cent. Following the effective time, the converted Callon SAR will be subject to such other terms and conditions as applied to the corresponding Carrizo SAR immediately prior to the effective time, provided that the converted Callon SAR will be vested and exercisable in full and will remain exercisable for its full original term without regard to any continuing service requirement.

For additional information regarding the treatment of Carrizo equity awards, please see “The Merger—Treatment of Carrizo Equity Awards in the Merger.”

Carrizo Warrants. The right of a holder of Carrizo’s warrants outstanding as of the effective time to acquire shares of Carrizo common stock will, in accordance with the applicable warrant agreement, be converted into the right to acquire the number of shares of Callon common stock that such holder would have received if such holder had exercised such warrants immediately prior to the effective time.

Listing of Callon Common Stock; Delisting and Deregistration of Carrizo Common Stock (see page 148)

It is a condition to the consummation of the merger that the shares of Callon common stock issuable to Carrizo shareholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Carrizo common stock currently trade on the NASDAQ under the stock symbol “CRZO.” When the merger is completed, Carrizo will cease to exist and the Carrizo common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

No Solicitation of Alternative Proposals (see page 163)

The merger agreement precludes Callon and Carrizo from soliciting, knowingly encouraging (including by way of providing information or taking any other action) or discussing or negotiating with any person with respect to a takeover proposal (as defined herein). However, if prior to the receipt of the requisite Callon shareholder approval or Carrizo shareholder approval, as applicable, Callon or Carrizo receives a bona fide, unsolicited written takeover proposal from any person that did not result from a material breach of the non-solicitation obligations under the merger agreement and that the Callon board or the Carrizo board, as applicable, among other things, determines in good faith (after consultation with its outside financial advisors and outside legal counsel) constitutes or could reasonably be expected to result in a proposal that is a superior proposal (as defined herein), then Callon or Carrizo, as applicable, may furnish non-public information to and enter into discussions with that person and its representatives about such takeover proposal.

For a more detailed discussion on Callon and Carrizo and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement—No Solicitation of Alternative Proposals.”

Conditions to Completion of the Merger (see page 170)

The obligations of Callon and Carrizo to consummate the merger are subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•

approval of the Callon merger proposal, the share issuance proposal, and the charter amendment proposal by the Callon shareholders and approval of the Carrizo merger proposal by the Carrizo shareholders shall have been obtained;

•

no order of a governmental entity of competent jurisdiction shall have been entered or shall continue to be in effect and no law shall have been adopted or be effective, in each case that prohibits the consummation of the merger;

•

the registration statement on Form S-4 filed by Callon in connection with the issuance of shares of Callon common stock in the merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Callon common stock issuable in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	any waiting period (and extensions thereof) applicable to the merger under the HSR Act shall have been terminated or expired; and

•

either (i) the preferred stock approval shall have been obtained or (ii) the preferred stock redemption shall have been made as contemplated by the merger agreement, such that all of the Carrizo preferred stock is deemed to no longer be outstanding in accordance with the statement of resolutions applicable thereto.

The obligation of Carrizo to effect the merger is also subject to the fulfillment, or waiver by Carrizo, of the following additional conditions:

•

the accuracy of the representations and warranties of Callon set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a particular date or period, in which case such representations and warranties will be true and correct as of such particular date or period only), and Carrizo’s receipt of an officer’s certificate from Callon to that effect;

•

performance of, or compliance with, in all material respects all obligations, covenants, and agreements required to be performed or complied with under the merger agreement by Callon prior to the effective time, and Carrizo’s receipt of an officer’s certificate from Callon to that effect; and

•

receipt of an opinion from Baker Botts, counsel to Carrizo, or such other reputable law firm of national standing reasonably acceptable to Carrizo (or if any such counsel is unable to deliver such opinion, Kirkland) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Callon to effect the merger is also subject to the fulfillment, or waiver by Callon, of the following additional conditions:

•

the accuracy of the representations and warranties of Carrizo set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a particular date or period, in which case such representations and warranties will be true and correct as of such particular date or period only), and Callon’s receipt of an officer’s certificate from Carrizo to that effect;

•

performance of, or compliance with, in all material respects all obligations, covenants and agreements required to be performed or complied with under the merger agreement by Carrizo prior to the effective time, and Callon’s receipt of an officer’s certificate from Carrizo to that effect; and

•

receipt of an opinion from Kirkland, counsel to Callon, or such other reputable law firm of national standing reasonably acceptable to Callon (or if any such counsel is unable to deliver such opinion, Baker

Botts) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Callon nor Carrizo can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (see page 171)

Callon and Carrizo may mutually agree to terminate the merger agreement before consummating the merger, even after approval of the merger by Callon shareholders and Carrizo shareholders has been obtained.

In addition, either Callon or Carrizo may terminate the merger agreement if:

•

the consummation of the merger has not occurred on or before the outside date (i.e., February 14, 2020); provided that if all the conditions to closing other than certain specified conditions, including the regulatory condition and the condition with respect to the treatment of the Carrizo preferred stock, have been satisfied or are capable of being satisfied by the outside date, the outside date may be extended by either Callon or Carrizo by written notice up to a date not beyond April 14, 2020, and provided further that the right to terminate the merger agreement under this clause shall not be available to any party if the failure of the closing to occur by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement;

•

a law is enacted, issued, promulgated, or enforced or an order is entered, either of which permanently restrains, enjoins, or otherwise prohibits the consummation of the merger, and such law or order shall have become final and nonappealable, provided that the right to terminate the merger agreement under this clause shall not be available to any party if any such order was due to the material breach by such party to perform its obligations under the merger agreement;

•

the Callon special meeting (including any adjournments or postponements thereof) shall have concluded and the Callon shareholders have not approved the Callon merger proposal, the share issuance proposal, or the charter amendment proposal or if the Carrizo special meeting (including any adjournments or postponements thereof) shall have concluded and the Carrizo shareholders have not approved the Carrizo merger proposal; or

•

the other party has breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which (i) breach or failure to perform if it occurred or was continuing to occur on the closing date would result in the failure of the satisfaction of a condition to effect the merger and (ii) by its nature cannot be cured prior to the outside date or, if such breach or failure is capable of being cured by the outside date, such other party does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice thereof from the party seeking to terminate, provided that the party seeking to terminate is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement which would itself result in a failure of the satisfaction of a condition to effect the merger.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Callon, prior to the time the Carrizo shareholder approval is obtained, if (i) the Carrizo board has effected a change of recommendation or (ii) Carrizo has willfully breached its non-solicitation obligations under the merger agreement, other than in a case where (A) such willful breach is a result of an isolated action by a person that is a representative of Carrizo, (B) Carrizo uses reasonable best efforts to remedy such willful breach, and (C) Callon is not significantly harmed as a result;

•

by Carrizo, prior to the time the Callon shareholder approval is obtained, if (i) the Callon board has effected a change of recommendation or (ii) Callon has willfully breached its non-solicitation obligations under the merger agreement, other than in a case where (A) such willful breach is a result of an isolated action by a person that is a representative of Callon, (B) Callon uses reasonable best efforts to remedy such willful breach, and (C) Carrizo is not significantly harmed as a result; or

•

by Carrizo, prior to the time the Carrizo shareholder approval is obtained and if Carrizo has not willfully breached its non-solicitation obligations under the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal concurrently with or promptly after such termination; provided that any such termination by Carrizo pursuant to this clause shall be void and of no force and effect unless Carrizo pays to Callon a termination fee of $47.4 million.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement (see page 172)

If the merger agreement is terminated by Callon due to a change of recommendation by the board of directors of Carrizo with respect to the transactions contemplated by the merger agreement or due to a willful breach by Carrizo of its non-solicitation obligations under the merger agreement, or terminated by Carrizo in order to enter into a definitive agreement with respect to a superior proposal concurrently with or promptly after such termination, then Carrizo shall be required to pay Callon a termination fee of $47.4 million (the “Carrizo termination fee”). In addition, if the merger agreement is terminated by (a) either party due to the failure to obtain the Carrizo shareholder approval, (b) Callon due to a terminable breach by Carrizo, or (c) either party due to the merger having not been consummated by the outside date, then Carrizo shall be required to pay Callon the Carrizo termination fee, if after the date of the merger agreement, a takeover proposal for Carrizo has been publicly announced or has become publicly known and not withdrawn in a timely manner, and Carrizo, among other things, enters into a definitive agreement for a takeover proposal or consummates such transaction within 12 months after termination of the merger agreement. Further, if the merger agreement is terminated by Carrizo due to the merger having not been consummated by the outside date, and at the time of such termination the Carrizo shareholder approval was not yet obtained and Callon would have been permitted to terminate the merger agreement due to a change of recommendation by the board of directors of Carrizo with respect to the transactions contemplated by the merger agreement or due to a willful breach by Carrizo of its non-solicitation obligations under the merger agreement, then Carrizo shall be required to pay Callon the Carrizo termination fee.

If the merger agreement is terminated by Carrizo due to a change of recommendation by the board of directors of Callon with respect to the transactions contemplated by the merger agreement or due to a willful breach by Callon of its non-solicitation obligations under the merger agreement, then Callon shall be required to pay Carrizo a termination fee of $57.0 million (the “Callon termination fee”). In addition, if the merger agreement is terminated by (a) either party due to the failure to obtain the Callon shareholder approval, (b) Carrizo due to a terminable breach by Callon, or (c) either party due to the merger having not been consummated by the outside date, then Callon shall be required to pay Carrizo the Callon termination fee, if after the date of the merger agreement, a takeover proposal for Callon has been publicly announced or has become publicly known and not withdrawn in a timely manner, and Callon, among other things, enters into a definitive agreement for a takeover proposal or consummates such transaction within 12 months after termination of the merger agreement. Further, if the merger agreement is terminated by Callon due to the merger having not been consummated by the outside date, and at the time of such termination the Callon shareholder approval was not yet obtained and Carrizo would have been permitted to terminate the merger agreement due to a change of recommendation by the board of directors of Callon with respect to the transactions contemplated by the merger agreement or due to a willful breach by Callon of its non-solicitation obligations under the merger agreement, then Callon shall be required to pay Carrizo the Callon termination fee.

In no event will either party be required to pay the termination fee on more than one occasion.

In addition, unless otherwise entitled to a termination fee, either Callon or Carrizo will be obligated to reimburse the other party up to $7.5 million for costs, fees, and expenses incurred by the other party in connection with a termination under certain circumstances related to the failure to obtain Carrizo shareholder approval or Callon shareholder approval, as applicable.

In no event will either party be required to pay an expense reimbursement fee on more than one occasion. If either party pays a termination fee, then such party will not be required to also pay an expense reimbursement fee. Further, any payment of an expense reimbursement fee may be deducted from any subsequent payment of a termination fee.

Specific Performance (see page 173)

In addition to any other remedy that may be available to each party, including monetary damages, prior to the valid termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Completion of the Merger (see page 151)

The merger is expected to be completed in the fourth quarter of 2019. However, neither Callon nor Carrizo can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond each party’s control.

Comparison of Rights of Callon Shareholders and Carrizo Shareholders (see page 187)

Carrizo shareholders receiving Callon common stock in connection with the merger will have different rights once they become shareholders of Callon due to differences between laws of the State of Texas and the State of Delaware and the governing corporate documents of Callon and Carrizo. These differences are described in more detail in “Comparison of Shareholder Rights.”

Litigation Related to the Merger (See page 148)

Following the public announcement of the merger, five purported shareholders of Carrizo filed five individual complaints against Carrizo and the directors of Carrizo and three purported shareholders of Carrizo filed three putative federal class action complaints on behalf of themselves and all owners of Carrizo common stock (other than defendants and related or affiliated persons) against Carrizo and the directors of Carrizo. These complaints allege that, among other things, the preliminary joint proxy statement/prospectus, filed with the SEC on August 20, 2019, omits material information with respect to the merger, rendering it false and misleading and thus that Carrizo and the directors of Carrizo violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. Another purported shareholder of Carrizo filed an individual complaint against Carrizo, Callon, and the directors of Carrizo and two purported shareholders of Carrizo filed two putative federal class action complaints on behalf of themselves and all owners of Carrizo common stock (other than defendants and related or affiliated persons) against Carrizo, Callon, and the directors of Carrizo. These complaints contain allegations that, among other things, the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, fails to disclose certain allegedly material information in violation of federal securities laws. The complaints seek injunctive relief enjoining the merger, damages, and costs, among other remedies. The defendants believe that these complaints are without merit and intend to vigorously defend them.

Risk Factors (see page 34)

Before voting at the Carrizo special meeting or the Callon special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific factors under the heading “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CALLON

The following table sets forth selected historical consolidated financial data that has been derived from Callon’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2018, as well as from Callon’s unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Callon or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Callon’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, each of which are incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2015 and 2014 and selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Callon’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2018 has been derived from Callon’s unaudited consolidated financial statements as of June 30, 2018, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

(in thousands, except per share amounts)	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Statement of Operations Data:
Operating revenues
Oil and natural gas sales	$320,099	$264,515	$587,624	$366,474	$200,851	$137,512	$151,862
Operating expenses
Total operating expenses	$218,365	$136,128	$328,094	$225,028	$248,328	$346,622	$113,592
Income (loss) from operations	101,734	128,387	259,530	141,446	(47,477)	(209,110)	38,270
Net income (loss)(1)	35,637	106,236	300,360	120,424	(91,813)	(240,139)	37,766

Per Share Data:
Income (loss) available to common stockholders per share (“EPS”)
Basic	$0.14	$0.50	$1.35	$0.56	$(0.78)	$(3.77)	$0.67
Diluted	$0.14	$0.50	$1.35	$0.56	$(0.78)	$(3.77)	$0.65
Weighted average shares outstanding for EPS
Basic	227,917	206,309	216,941	201,526	126,258	65,708	44,848
Diluted	228,599	207,027	217,596	202,102	126,258	65,708	45,961

Statement of Cash Flows Data:
Net cash provided by operating activities	$225,046	$199,979	$467,654	$229,891	$120,774	$89,319	$94,387
Net cash used in investing activities	(124,504)	(368,285)	(1,324,057)	(1,072,532)	(866,287)	(259,160)	(452,501)
Net cash provided by (used in) financing activities	(100,541)	649,457	844,459	217,643	1,397,282	170,097	356,070

Balance Sheet Data (end of period):
Total oil and natural gas properties	$3,695,499	$2,800,155	$3,718,858	$2,513,491	$1,475,401	$711,386	$742,155
Total assets	3,915,497	3,507,326	3,979,173	2,693,296	2,267,587	788,594	863,346
Long-term debt	1,095,260	988,459	1,189,473	620,196	390,219	328,565	321,576
Preferred stock(2)	15	15	15	15	15	16	16
Stockholders’ equity	2,483,872	2,249,608	2,445,208	1,855,966	1,733,402	362,758	433,735

(1)

Net loss for 2016 included the recognition of a write-down of oil and natural gas properties of $95,788 as a result of the ceiling test limitation. Net loss for 2015 included the recognition of a write-down of oil and natural gas properties of $208,435 as a result of the ceiling test limitation and $108,843 of income tax expense related to the recognition of a valuation allowance.

(2)

On July 18, 2019, Callon redeemed all outstanding shares of its 10.00% Series A Cumulative Preferred Stock at a redemption price of $50.00 per share, plus an amount equal to all accrued and unpaid dividends, for a total redemption price of $50.24 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CARRIZO

The following table sets forth selected historical consolidated financial data that has been derived from Carrizo’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2018, as well as from Carrizo’s unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Carrizo or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Carrizo’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, each of which are incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2015 and 2014 and selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Carrizo’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2018 has been derived from Carrizo’s unaudited consolidated financial statements as of June 30, 2018, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

(in thousands, except per share amounts)	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Statement of Operations Data:
Total revenues	$498,007	$489,253	$1,065,942	$745,888	$443,594	$429,203	$710,187
Total costs and expenses	416,255	425,650	656,342	654,748	1,119,068	1,727,963	359,977
Income (loss) from continuing operations(1)	258,848	62,801	404,427	87,110	(675,474)	(1,157,885)	222,283
Net income (loss) attributable to common shareholders(1)	248,402	44,838	376,076	78,467	(675,474)	(1,155,154)	226,343

Per Share Data:
Income (loss) from continuing operations per common share:
Basic	$2.81	$0.77	$4.73	$1.19	($11.27)	($22.50)	$4.90
Diluted	$2.80	$0.75	$4.64	$1.18	($11.27)	($22.50)	$4.81
Net income (loss) attributable to common shareholders per common share:
Basic	$2.70	$0.55	$4.40	$1.07	($11.27)	($22.45)	$4.99
Diluted	$2.69	$0.54	$4.32	$1.06	($11.27)	($22.45)	$4.90
Weighted average common shares outstanding:
Basic	92,121	81,802	85,509	73,421	59,932	51,457	45,372
Diluted	92,479	83,240	87,143	73,993	59,932	51,457	46,194

Statement of Cash Flows Data:
Net cash provided by operating activities from continuing operations	$301,796	$275,872	$653,555	$422,981	$272,768	$378,735	$502,275
Net cash used in investing activities from continuing operations	(348,260)	(85,946)	(795,968)	(1,159,452)	(619,832)	(673,376)	(940,676)
Net cash provided by (used in) financing activities from continuing operations	46,464	(197,367)	135,155	741,817	308,340	330,767	300,290

Balance Sheet Data (at end of period):
Total assets	3,635,328	2,721,839	3,185,100	2,778,304	1,626,327	2,007,246	2,962,305
Long-term debt	1,731,418	1,502,307	1,633,591	1,629,209	1,325,418	1,236,017	1,332,175
Preferred stock	176,056	172,858	174,422	214,262	—	—	—
Total stockholders’ equity	1,240,358	426,468	980,904	370,897	23,458	444,054	1,103,441

(1)	For the years ended December 31, 2016 and 2015, Carrizo recognized non-cash impairments of proved oil and gas properties of $576.5 million and $1.2 billion, respectively.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined consolidated statements of earnings data for the six months ended June 30, 2019 and year ended December 31, 2018 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2018. The unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2019 have been prepared to give effect to the merger as if the merger was completed on June 30, 2019. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus.

The pro forma financial statements have been prepared using the acquisition method of accounting for business combinations under GAAP, with Callon treated as the acquirer. Under the acquisition method of accounting, Callon will record all assets acquired and liabilities assumed at their respective acquisition date fair values at the effective time of closing of the merger. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. The sources and amounts of merger transaction expenses may also differ from that assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair values as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or financial position of the combined company that would have been recorded had the merger been completed as of the dates presented and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the combined operations. Future results may vary significantly from the results reflected because of various factors, including those described in “Risk Factors,” in Item 1A Risk Factors of Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 incorporated by reference in this joint proxy statement/prospectus, in Item 1A Risk Factors of Callon’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 incorporated by reference in this joint proxy statement/prospectus, in Item 1A Risk Factors of Carrizo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 incorporated by reference in this joint proxy statement/prospectus and in Item 1A Risk Factors of Carrizo’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 incorporated by reference in this joint proxy statement/prospectus.

(in thousands, except per share amounts)	Six Months Ended June 30, 2019	For The Year Ended December 31, 2018
	(unaudited)
Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$797,804	$1,661,171
Net income (loss) available to common shareholders	$301,315	$690,610
Net income (loss) per share, basic	$0.71	$1.67
Net income (loss) per share, diluted	$0.71	$1.67

(in thousands)	As of June 30, 2019
(unaudited)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$18,334
Total assets	$7,362,266
Total liabilities	$3,713,215
Total stockholders’ equity	$3,449,051

PRO FORMA COMBINED OIL AND NATURAL GAS RESERVE AND PRODUCTION DATA

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2018. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2018. The following summary pro forma reserve information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The summary pro forma reserve information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes included in this joint proxy statement/prospectus.

	Year Ended December 31, 2018
	Callon Historical	Carrizo Historical	Pro Forma Combined
Proved reserves:
Natural Gas (Bcf)	350	483	833
NGLs (MMBbls)	—	69	69
Oil (MMBbls)	180	180	360
Oil equivalents (MMBoe)	239	329	568
Proved developed reserves:
Natural Gas (Bcf)	218	179	397
NGLs (MMBbls)	—	26	26
Oil (MMBbls)	92	75	167
Oil equivalents (MMBoe)	129	131	260

	Year Ended December 31, 2018
	Callon Historical	Carrizo Historical	Pro Forma Combined
Production:
Natural Gas (Bcf)	15	25	40
NGLs (MMBbls)	—	4	4
Oil (MMBbls)	9	14	23
Oil equivalents (MMBoe)	12	22	34

	Six Months Ended June 30, 2019
	Callon Historical	Carrizo Historical	Pro Forma Combined
Production:
Natural Gas (Bcf)	10	12	22
NGLs (MMBbls)	—	2	2
Oil (MMBbls)	6	8	14
Oil equivalents (MMBoe)	7	12	19

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables present Callon’s and Carrizo’s historical and pro forma per share data for the year ended December 31, 2018 and for the six months ended June 30, 2019. The pro forma per share data for the year ended December 31, 2018 and as of and for the six months ended June 30, 2019 is presented as if the merger had been completed on January 1, 2018.

Historical per share data of Callon for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from Callon’s historical financial statements for the respective periods. Historical per share data of Carrizo for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from Carrizo’s historical financial statements for the respective periods. This information should be read together with the historical consolidated financial statements and related notes of Callon and Carrizo filed by each with the SEC, and that are incorporated into this joint proxy statement/prospectus by reference. Please see “Where You Can Find More Information.”

Unaudited pro forma combined per share data for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived and should be read in conjunction with the unaudited pro forma condensed combined financial data included in “Unaudited Pro Forma Condensed Combined Financial Statements.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period.

	Six Months Ended June 30, 2019
	Callon Historical	Carrizo Historical	Pro Forma Combined	Pro Forma Equivalent Carrizo(2)
Net Earnings (Loss) Attributable to Common Shareholders Per Common Share:
Basic	$0.14	$2.70	$0.71	$1.45
Diluted	$0.14	$2.69	$0.71	$1.45
Book Value Per Share	$10.88	$13.40	$8.11	$16.62
Cash Dividends Per Share(1)	—	—	—	—

	Year Ended December 31, 2018
	Callon Historical	Carrizo Historical	Pro Forma Combined	Pro Forma Equivalent Carrizo(2)
Net Earnings (Loss) Attributable to Common Shareholders Per Common Share:
Basic	$1.35	$4.40	$1.67	$3.42
Diluted	$1.35	$4.32	$1.67	$3.41
Book Value Per Share	$10.74	$10.71
Cash Dividends Per Share(1)	—	—	—	—

(1)

Callon and Carrizo have not paid any cash dividends on their common stock and do not intend to do so in the foreseeable future. Subject to limited exceptions, the merger agreement prohibits Callon and Carrizo (unless consented to in advance by the other, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to their respective shareholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms. Please see “The Merger—Dividend Policy.”

(2)	Determined using the pro forma combined per share data multiplied by 2.05 (the exchange ratio).

MARKET PRICE INFORMATION

Callon’s common stock is listed on the NYSE under the symbol “CPE.” Carrizo’s common stock is listed on the NASDAQ under the symbol “CRZO.”

The high and low trading prices for the Callon common stock as of July 12, 2019, the last trading day immediately before the public announcement of the merger were $6.59 and $6.40, respectively. The high and low trading prices for the Carrizo common stock as of July 12, 2019, the last trading day immediately before the public announcement of the merger, were $10.63 and $10.22, respectively.

As of                 , 2019, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were                  shares of Callon common stock outstanding and                  shares of Carrizo common stock outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Callon common stock or Carrizo common stock, the market value of Callon common stock that Carrizo shareholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Callon common stock that Carrizo shareholders would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Callon common stock and Carrizo common stock prior to voting your shares. Please see “Risk Factors—Risks Relating to the Merger.”

The following table sets forth the closing sale price per share of Callon common stock as reported on the NYSE and the closing sale price per share of Carrizo common stock as reported on the NASDAQ, in each case on July 12, 2019, the last trading day before the public announcement of the parties entering into the merger agreement, and on                 , 2019, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Carrizo common stock as of the same two dates. The implied value was calculated by multiplying the NYSE closing price of a share of Callon common stock on the relevant date by the exchange ratio of 2.05 shares of Callon common stock for each share of Carrizo common stock.

	Callon Common Stock Closing Price		Carrizo Common Stock Closing Price		Exchange Ratio	Implied Per Share Value of Merger Consideration
July 12, 2019		$6.40		$10.50	2.05		$13.12
, 2019	$		$		2.05	$

Callon shareholders and Carrizo shareholders are encouraged to obtain current market quotations for Callon common stock and Carrizo common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Callon common stock before or after the effective date of the merger. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Callon and Carrizo refer you within this joint proxy statement/prospectus, as well as oral statements made or to be made by Callon and Carrizo, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events, or developments that Callon or Carrizo expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the merger, the expected timetable for completing the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Carrizo’s or Callon’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Callon and Carrizo caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Callon’s and Carrizo’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•	Callon shareholders may not approve the Callon shareholder proposals;

•	Carrizo shareholders may not approve the Carrizo merger proposal;

•	redemption of the Carrizo preferred stock would be necessary to complete the merger if the preferred stock approval is not obtained;

•	the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	the merger may not be accretive, and may be dilutive, to Callon’s earnings per share, which may negatively affect the market price of Callon common stock;

•	Callon and Carrizo may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Callon or Carrizo;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the merger in the timeframe expected or at all;

•	the ultimate timing, outcome, and results of integrating the operations of Carrizo and Callon;

•	the merger and its announcement and/or completion could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•	the merger may disrupt current plans and operations that may harm Callon’s or Carrizo’s respective businesses;

•	the effects of the business combination of Carrizo and Callon, including the combined company’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transaction;

•	any litigation relating to the merger; and

•	risks to Callon’s and Carrizo’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Callon and Carrizo, please see “Risk Factors” in this joint proxy statement/prospectus, “Item 1A. Risk Factors” in Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and “Item 1A. Risk Factors” in Carrizo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as well as Callon’s and Carrizo’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Callon, Carrizo, or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. Neither Callon nor Carrizo is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as may be required by law.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” Callon shareholders should carefully consider the following risk factors before deciding whether to vote for the Callon shareholder proposals and Carrizo shareholders should carefully consider the following risk factors before deciding whether to vote for the Carrizo merger proposal.

Risks Relating to the Merger

Because the exchange ratio is fixed and because the market price of Callon common stock may fluctuate, the value of the shares of Callon common stock that Carrizo shareholders will receive in the merger is uncertain.

At the effective time, each share of Carrizo common stock will be cancelled and converted into the right to receive 2.05 shares of Callon common stock, with cash paid in lieu of the issuance of fractional shares, if any. If applicable, the exchange ratio will be adjusted appropriately to fully reflect the effect of any stock dividend, subdivision, reorganization, reclassification, stock split, or other similar change with respect to the shares of Callon common stock or Carrizo common stock prior to the completion of the merger. The exchange ratio will not, however, be adjusted for changes in the market price of either Callon or Carrizo common stock between the date on which the merger agreement was signed and the effective time. The market value of Callon common stock has fluctuated in the past, and may fluctuate during and after such period, as a result of a variety of factors, including general market and economic conditions, changes in Callon’s business, operations, prospects, financial condition, and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond Callon’s control. Consequently, at the time Carrizo shareholders must decide whether to approve the Carrizo merger proposal and at the time Callon shareholders must decide whether to approve the Callon shareholder proposals, they will not know, or be able to determine, the actual market value of the shares of Callon common stock that Carrizo shareholders will receive when the merger is completed. The actual value of such shares at the completion of the merger will depend on the market value of the shares of Callon common stock at that time. This market value may differ, possibly materially, from the market value of such shares at the time the merger agreement was entered into or at the time of the Callon special meeting or Carrizo special meeting. Callon and Carrizo shareholders should obtain current stock quotations for Callon and Carrizo common stock before voting on the Callon shareholder proposals and the Carrizo merger proposal, respectively.

The transactions contemplated by the merger agreement are subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis or at all. Failure to complete the transactions contemplated by the merger agreement, including the merger, could have material and adverse effects on Callon and Carrizo.

Completion of the merger is subject to a number of conditions, including, among other things, (i) obtaining the approval of the Callon shareholder proposals by the Callon shareholders, (ii) obtaining the approval of the Carrizo merger proposal by the Carrizo shareholders, (iii) obtaining the preferred stock approval, unless the preferred stock redemption has occurred prior to the consummation of the merger, (iv) the absence of any order or law prohibiting the consummation of the merger, (v) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of Callon common stock issuable in the merger are registered with the SEC, (vi) the approval for listing of the shares of Callon common stock issuable in the merger on the NYSE, (vii) the termination or expiration of the applicable waiting periods under the HSR Act, and (viii) delivery of opinions of counsel to Callon and to Carrizo to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Such conditions, some of which are beyond our control, may not be satisfied or waived in a timely manner or at all and therefore make the completion and timing of the completion of the merger uncertain. The parties received early termination of the HSR Act waiting period on August 6, 2019. Please see “The Merger Agreement—Conditions to Completion of the Merger” for a more detailed discussion of the conditions to the completion of the merger. In addition, the merger agreement contains certain termination rights for both Callon and Carrizo, which if exercised, will also result in the merger not being consummated. Furthermore, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or merger agreement. For additional information about the regulatory approvals process, see “The Merger—Regulatory Approvals.”

If the merger is not completed, Callon’s and Carrizo’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the merger, Callon and Carrizo will be subject to a number of risks, including the following:

•	Callon and Carrizo will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory, and printing fees, whether or not the merger is completed;

•	time and resources committed by Callon’s and Carrizo’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities; and

•	the market price of Callon or Carrizo common stock could be impacted to the extent that the current market price reflects a market assumption that the merger will be completed.

In addition to the above risks, if the merger agreement is terminated and the Callon board seeks another acquisition, Callon shareholders cannot be certain that Callon will be able to find a party willing to enter into a transaction as attractive to Callon as the acquisition of Carrizo; and if the merger agreement is terminated and the Carrizo board seeks another acquisition, Carrizo shareholders cannot be certain that Carrizo will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms agreed to in the merger agreement.

The merger agreement contains provisions that limit Callon’s and Carrizo’s abilities to pursue alternatives to the merger, could discourage a potential competing acquiror of Callon or Carrizo from making a favorable alternative transaction proposal and, in specified circumstances, Callon may be required to pay Carrizo a termination fee of $57.0 million, or Carrizo may be required to pay Callon a termination fee of $47.4 million.

The merger agreement contains certain provisions that restrict Callon’s and Carrizo’s ability to solicit, initiate, or knowingly facilitate or knowingly encourage, among other things, any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a takeover proposal, engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information regarding Callon or Carrizo, as applicable, in connection with or for the purpose of encouraging or facilitating, a takeover proposal. Further, even if the Callon board or Carrizo board changes its recommendation with respect to the Callon shareholder proposals or the Carrizo merger proposal, respectively, unless the merger agreement has been terminated in accordance with its terms, Callon and Carrizo will still be required to submit the Callon shareholder proposals and the Carrizo merger proposal, respectively, to a vote at its special meeting. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any takeover proposal before a party’s board of directors may change its recommendation with respect to such proposals.

If the merger agreement is terminated under certain specified circumstances, including the following, Callon would be required to pay Carrizo a termination fee of $57.0 million: (i) the Callon board changes its recommendation with respect to the transactions contemplated by the merger agreement, or Callon willfully breaches its non-solicitation obligations under the merger agreement, or (ii) Callon enters into a definitive agreement for a takeover proposal or consummates such transaction within 12 months after termination of the merger agreement and prior to that either (a) the Callon shareholder approval was not obtained, (b) Callon breached or failed to perform any of its representations, warranties, covenants, or other agreements in the merger agreement that could not be or was not cured in accordance with the terms of the merger agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied, or (c) the merger was not consummated by February 14, 2020 (with a possible extension to April 14, 2020 if all of the conditions to closing other than certain specified conditions have been satisfied). If the merger agreement is terminated under certain specified circumstances, including the following, Carrizo would be required to pay Callon a termination fee of $47.4 million: (1) the Carrizo board changes its recommendation with respect to the transactions contemplated by the merger agreement, or Carrizo willfully breaches its non-solicitation obligations under the merger agreement, or (2) Carrizo enters into a definitive agreement for a takeover proposal or consummates such transaction within 12 months after termination of the merger agreement and prior to that either (A) the Carrizo shareholder approval was not obtained, (B) Carrizo breached or failed to perform any of its representations, warranties, covenants, or other agreements in the merger agreement that could not be or was not cured in accordance with the terms of the merger agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied, or (C) the merger was not consummated by February 14, 2020 (with a possible extension to April 14, 2020 if all of the conditions to closing other than certain specified conditions have been satisfied). In certain other circumstances, upon termination of the merger agreement, either Callon or Carrizo could be required to pay the other party up to $7.5 million for costs, fees, and expenses incurred by such other party. Please see “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement,” and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in acquiring all or a significant portion of Callon or Carrizo in pursuing an alternative transaction with either from considering or proposing such a transaction, even if, in the case of an acquisition of Carrizo, it were prepared to pay consideration with a higher per share price than the per share price proposed to be received in the merger or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the Callon or Carrizo shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

Carrizo’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Carrizo shareholders generally.

When considering the recommendation of the Carrizo board with respect to the merger, you should be aware that Carrizo’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Carrizo shareholders more generally. The Carrizo board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Carrizo shareholders vote for the approval of the Carrizo merger proposal at the Carrizo special meeting. These interests include, among others, the potential for enhanced severance payments on involuntary terminations of employment following the transaction, as well as the treatment of outstanding restricted stock, restricted stock units, performance shares, and stock appreciation rights that are unvested. Upon completion of the merger, each outstanding restricted stock award, restricted stock unit, performance shares and stock appreciation rights that are unvested will be treated as described in “The Merger—Treatment of Carrizo Equity Awards in the Merger.” Please see “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger” for a more detailed description of the interests of Carrizo’s executive officers and directors.

Callon and Carrizo will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.

It is possible that certain persons with whom Callon or Carrizo has a business relationship may delay certain business decisions relating to Callon or Carrizo in connection with the pendency of the merger or they might decide to seek to terminate, change, or renegotiate their relationships with Callon or Carrizo as a result of the merger, which could negatively affect Callon’s or Carrizo’s revenues, earnings, and cash flows, as well as the market price of Callon or Carrizo common stock, regardless of whether the merger is completed. Also, Callon’s and Carrizo’s ability to attract, retain, and motivate employees may be impaired until the merger is completed, and Callon’s ability to do so may be impaired for a period of time thereafter, as current and prospective employees may experience uncertainty about their roles within the combined company following the merger.

In addition, under the terms of the merger agreement, each of Callon and Carrizo are subject to certain restrictions on the conduct of its business prior to the completion of the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to modify or enter into certain contracts, acquire or dispose of assets, incur or pre-pay certain indebtedness, incur encumbrances, make capital expenditures, issue shares, or settle claims. Such limitations could negatively affect Callon’s and Carrizo’s businesses and operations prior to the completion of the merger.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be reflective of Callon’s operating results and financial condition following the occurrence of the pro forma events.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only, have been prepared based on available information and certain assumptions and estimates that Callon and Carrizo believe are reasonable, and are not necessarily indicative of what Callon’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Callon’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma condensed combined financial statements that are included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with the assumption that Callon will be identified as the acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

Current Callon shareholders and current Carrizo shareholders will have reduced ownership in the combined company.

Based on the number of issued and outstanding shares of Carrizo common stock as of                 , 2019 and the number of outstanding Carrizo equity awards currently estimated to be payable in shares of Callon common stock in connection with the merger, Callon anticipates issuing up to approximately                 million shares of Callon common stock pursuant to the merger agreement. The actual number of shares of Callon common stock to be issued pursuant to the merger agreement will be determined at the completion of the merger based on the number of shares of Carrizo common stock outstanding immediately prior to such time. The issuance of these new shares could have the effect of depressing the market price of Callon common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Callon’s earnings per share could cause the price of Callon common stock to decline or increase at a reduced rate.

Immediately after the completion of the merger, it is expected that current Callon shareholders will own approximately 54%, and Carrizo shareholders will own approximately 46%, of the combined company’s outstanding common stock. As a result, Callon’s current shareholders and Carrizo’s current shareholders will have less influence on the policies of the combined company than they currently have on the policies of Callon and Carrizo, respectively.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Carrizo is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which Carrizo is a party. If Callon and Carrizo are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if Callon and Carrizo are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Carrizo.

Callon and Carrizo are expected to incur significant transaction costs in connection with the merger, which may be in excess of those anticipated by them.

Callon and Carrizo have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Callon and Carrizo whether or not the merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting, and other advisors, employee retention, severance, and benefit costs, and filing fees. Callon will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Callon and Carrizo will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. While Callon and Carrizo have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Callon or Carrizo even if the merger is not completed, could have an adverse effect on Callon’s or Carrizo’s financial condition and operating results.

Callon and Carrizo may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Callon’s and Carrizo’s respective liquidity and financial condition.

Lawsuits that may be brought against Callon, Carrizo or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Callon’s and Carrizo’s respective business, financial position and results of operation.

The opinions rendered to Callon and Carrizo from their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the merger.

On July 14, 2019, at a meeting of the Callon board, J.P. Morgan rendered its oral opinion to the Callon board, subsequently confirmed by delivery of a written opinion dated the same date, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Callon shareholders. On July 13, 2019, at a meeting of the Carrizo board, RBCCM rendered its oral opinion to the Carrizo board, subsequently confirmed by delivery of a written opinion dated the same date, that, as of such date and based upon and subject to the assumptions, qualifications, limitations, and other matters set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Carrizo common stock. On July 13, 2019, at a meeting of the Carrizo board, Lazard rendered its oral opinion to the Carrizo board, subsequently confirmed in writing by delivery of Lazard’s opinion letter dated July 13, 2019, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications, and limitations set forth in Lazard’s written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares).

Neither Callon nor Carrizo has obtained, nor will obtain, updated opinions regarding the fairness, from a financial point of view, of the exchange ratio as of the date of this joint proxy statement/prospectus or prior to the completion of the merger from J.P. Morgan, RBCCM, or Lazard. None of J.P. Morgan, RBCCM, and Lazard assumed any obligation to update, revise, or reaffirm their respective opinions. Each of J.P. Morgan’s opinion, RBCCM’s opinion, and Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to each of J.P. Morgan, RBCCM, and Lazard, as applicable, only as of the dates of the respective opinions of J.P. Morgan, RBCCM, and Lazard and does not address the fairness of the exchange ratio, from a financial point of view, at the time the merger is completed. Changes in the business, operations, prospects, or financial condition of Callon or Carrizo, general economic, monetary, market, and other conditions, commodity prices, and other factors that may be beyond the control of Callon and Carrizo, and on which J.P. Morgan’s opinion, RBCCM’s opinion, and Lazard’s opinion was based, may alter the value of Carrizo or Callon or the prices of shares of Callon or Carrizo common stock by the time the merger is completed. The opinions of J.P. Morgan, RBCCM, and Lazard do not speak as of any date other than the respective dates of such opinions. For a description of the opinions that each of the Callon board and the Carrizo board received from their respective financial advisors, please see “The Merger—Opinion of Callon’s Financial Advisor” and “The Merger—Opinions of Carrizo’s Financial Advisors.”

Risks Relating to Callon after Completion of the Merger

Following the merger, the market price of Callon common stock may be volatile, and Callon shareholders could lose a significant portion of their investment due to drops in the market price of Callon common stock following completion of the merger.

Following their receipt of shares of Callon common stock in the merger, former Carrizo shareholders may seek to sell the shares of Callon common stock delivered to them, and the merger agreement contains no restriction on the ability of former Carrizo shareholders to sell such shares of Callon common stock following completion of the merger. Other shareholders may also seek to sell shares of Callon common stock held by them following, or in anticipation of, completion of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Callon common stock, may affect the market for, and the market price of, shares of Callon common stock in an adverse manner.

The market price of Callon common stock may be volatile, and following completion of the merger, shareholders may not be able to resell shares of Callon common stock at or above the price at which they acquired such shares pursuant to the merger agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to Callon’s performance or prospects. Specific factors that may have a significant effect on the market price of Callon common stock include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding Callon or other comparable companies;

•	actual or anticipated fluctuations in Callon’s revenue stream or future prospects;

•	reaction to public announcements by Callon following the merger;

•	strategic actions taken by Callon or its competitors, such as acquisitions and dispositions;

•	failure of Callon to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts;

•	Callon’s financial condition following the merger, including its credit rating or liquidity;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Callon’s business and operations;

•	changes in tax or accounting standards, policies, guidance, interpretations, or principles;

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism, and responses to such events; and

•	sales of shares of Callon common stock by significant shareholders.

If the merger is completed, Callon may not achieve the anticipated benefits and the merger may disrupt its current plans or operations.

The success of the merger will depend, in part, on Callon’s ability to realize the anticipated benefits and cost savings from combining Callon’s and Carrizo’s businesses, and there can be no assurance that Callon will be able to successfully integrate Carrizo or otherwise realize the anticipated benefits of the merger. Difficulties in integrating Carrizo into Callon may result in the combined company performing differently than expected, in operational challenges, or in the failure to realize anticipated expense-related efficiencies. Potential difficulties that may be encountered in the integration process include, among others:

•	the inability to successfully integrate Carrizo in a manner that permits Callon to achieve the full revenue and cost savings anticipated from the merger;

•	complexities associated with managing a larger, more complex, integrated business;

•	not realizing anticipated operating synergies;

•	integrating personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the merger;

•	integrating relationships with customers, vendors, and business partners;

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating Carrizo’s operations into Callon; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures, and policies.

Callon’s significant indebtedness following the merger may limit its financial flexibility and could lead to other adverse consequences.

As of June 30, 2019, Callon had approximately $1.1 billion of outstanding indebtedness, consisting of amounts outstanding under its existing credit facility and its senior notes, and Carrizo had outstanding $1.7 billion of outstanding indebtedness, consisting of amounts outstanding under its existing credit facility and its senior notes. In addition, if the Carrizo preferred stock is redeemed in connection with the merger, Callon is expected to incur additional indebtedness to fund the redemption. In connection with the consummation of the merger, Callon and Carrizo expect to repay in full the outstanding borrowings under Callon’s and Carrizo’s existing credit facilities with borrowings under a new credit facility and terminate Callon’s and Carrizo’s existing credit facilities. See “The Merger—Treatment of Indebtedness” for more details.

Callon’s increased indebtedness following the completion of the merger could have adverse consequences, including, but not limited to:

•	increasing the difficulty of satisfying its obligations with respect to its debt obligations, including any repurchase obligations that may arise thereunder;

•	diverting a significant portion of its cash flow to service its indebtedness, which reduces the amount Callon has available to fund its operations and other business activities;

•

placing it at a competitive disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that Callon would be unable to pursue due to its level of indebtedness;

•	increasing its vulnerability to adverse changes in general economic and industry conditions and adverse developments in its business;

•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate, or other purposes;

•	limiting its flexibility in planning for, or reacting to, challenges, opportunities, and changes in its business and the industry in which it operates;

•	negatively impacting its credit rating, which may affect its borrowing capacity and borrowing terms; and

•	increasing its exposure to a rise in interest rates.

Callon cannot assure you that its business will generate sufficient cash flow from operations, or that future borrowings will be available to Callon under its new credit facility or from other debt financing, in an amount sufficient to enable Callon to service its indebtedness or to fund its other liquidity needs. If Callon does not generate sufficient cash flow from operations to service its indebtedness, Callon may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, or raising additional capital. Callon’s ability to restructure or refinance its indebtedness will depend on the capital markets and its financial condition at such time. Any refinancing of Callon’s indebtedness could be at higher interest rates and may require Callon to comply with more onerous covenants, which could further restrict its business operations. Callon’s inability to generate sufficient cash flow to service its indebtedness, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position, and operating results. To the extent that Callon will incur additional indebtedness, the risks associated with Callon’s leverage, including its possible inability to service its debt, would increase.

Adverse changes in Callon’s credit rating may affect Callon’s borrowing capacity and borrowing terms.

Callon’s outstanding debt is periodically rated by nationally recognized credit rating agencies. The credit ratings are based on Callon’s operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to Callon’s industry and the economic outlook. Callon’s credit rating may affect the amount of capital Callon can access, as well as the terms of any financing Callon obtains. Because Callon relies in part on debt financing to fund growth, adverse changes in Callon’s credit rating may have a negative effect on Callon’s future growth.

After the merger is completed, Carrizo shareholders will become shareholders of a Delaware corporation and have their rights as shareholders governed by Callon’s organizational documents and Delaware law.

Upon consummation of the merger, Carrizo shareholders will receive shares of Callon common stock that will be governed by Callon’s organizational documents and Delaware law. For a detailed discussion of the differences between rights as a Callon shareholder and rights as a Carrizo shareholder, see “Comparison of Shareholder Rights.”

The transactions in connection with the merger could trigger a limitation on the utilization of the historic U.S. net operating loss carryforwards of Callon and Carrizo.

Callon’s ability to utilize U.S. net operating loss carryforwards (including any historic loss carryforwards of Carrizo and Callon) to reduce future taxable income following the consummation of the merger is subject to various limitations under the Code. Section 382 of the Code imposes such a limitation upon the occurrence of ownership changes resulting from issuances of a company’s stock or the sale or exchange of such company’s stock by certain shareholders if, as a result, there is an aggregate change of more than 50% in the beneficial ownership of such company’s stock by such shareholders during any three-year period. Callon and Carrizo believe that the transactions in connection with the merger, if consummated, will result in an ownership change with respect to Carrizo and may result in an ownership change with respect to Callon, which could trigger a limitation on Callon’s ability to utilize any historic loss carryforwards of Carrizo and Callon following the consummation of the merger, based on information currently available. The limitation with respect to such loss carryforwards of each company generally would be equal to (i) the fair market value of such company’s equity multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. In addition, the limitation would be increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains inherent in the assets sold. Any such limitation could cause some of such loss carryforwards from prior to 2018 to expire before Callon would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of Callon’s tax assets or both.

Callon’s bylaws designate the Court of Chancery of the State of Delaware (the “Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Callon shareholders, which could limit Callon shareholders’ ability to obtain a favorable judicial forum for disputes with Callon or its directors, officers, or other employees.

Callon’s bylaws provide that, unless Callon consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Callon, (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, or other employee of Callon to Callon or Callon’s shareholders, (iii) any action or proceeding asserting a claim against Callon or any current or former director, officer, or other employee of Callon arising pursuant to any provision of the Delaware General Corporate Law (the “DGCL”) or Callon’s charter or bylaws (as each may be amended from time to time), (iv) any action or proceeding asserting a claim against Callon or any current or former director, officer, or other employee of Callon governed by the internal affairs doctrine, or (v) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery shall be the Court of Chancery or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Callon’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, Callon’s shareholders would not be deemed to have waived Callon’s compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Callon is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit Callon shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Callon or its directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Callon may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects, or results of operations. Please see “Comparison of Shareholder Rights—Exclusive Forum.”

Risk Relating to Callon’s and Carrizo’s Businesses

Callon’s and Carrizo’s businesses are, will continue to be, subject to the risks described in Callon’s and Carrizo’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT CALLON

Callon has been engaged in the development, acquisition, and production of oil and natural gas properties since 1950. Callon is focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and southeastern New Mexico and is comprised of three primary sub-basins: the Midland Basin, the Delaware Basin, and the Central Basin Platform. For more than a decade, Callon has been focused on the Midland Basin and entered the Delaware Basin through an acquisition completed in February 2017 and has further expanded its presence in the Delaware Basin through acquisitions in 2018. Callon has assembled a multi-year inventory of potential horizontal well locations and intends to add to this inventory through delineation drilling of emerging zones on its existing acreage and acquisition of additional locations through working interest acquisitions, acreage purchases, joint ventures, and asset swaps.

Callon is a Delaware corporation with principal executive offices located at 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042. Its telephone number at that address is (281) 589-5200. Callon’s common stock is listed on the NYSE under the symbol “CPE.” Additional information about Callon and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT CARRIZO

Carrizo is a Houston-based energy company which, together with its subsidiaries, is actively engaged in the exploration, development, and production of crude oil, NGLs, and natural gas from resource plays located in the United States. Carrizo’s current operations are principally focused in proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Permian Basin in West Texas. Carrizo was incorporated in the State of Texas in 1993.

Carrizo’s principal executive offices are located at 500 Dallas Street, Suite 2300, Houston, Texas 77002. Its telephone number at that address is (713) 328-1000. Carrizo’s common stock is listed on the NASDAQ under the symbol “CRZO.” Additional information about Carrizo and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

CALLON SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Callon shareholders as part of a solicitation of proxies by the Callon board for use at the Callon special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Callon shareholders with important information about the Callon special meeting and should be read carefully in its entirety.

Date, Time and Place of the Callon Special Meeting

The Callon special meeting will be held on November 14, 2019 at 9:00 a.m. Central Time, in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas.

Purposes of the Callon Special Meeting

The Callon special meeting is being held to consider and vote on the following proposals:

•	Proposal 1: to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

•	Proposal 2: to approve the issuance of shares of Callon common stock to shareholders of Carrizo in connection with the merger contemplated by the merger agreement;

•	Proposal 3: to approve and adopt an amendment to Callon’s certificate of incorporation to increase Callon’s authorized shares of common stock from 300 million shares to 750 million shares;

•

Proposal 4: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger, as described in “The Merger—Interests of Certain Callon Directors and Executive Officers in the Merger”; and

•

Proposal 5: to approve any motion to adjourn the Callon special meeting, if necessary to solicit additional proxies if there are not sufficient votes of Callon shareholders to approve the Callon merger proposal, the share issuance proposal or the charter amendment proposal at the time of the Callon special meeting.

Recommendation of the Callon Board

The Callon board unanimously recommends that Callon shareholders vote:

•	Proposal 1: “FOR” the Callon merger proposal;

•	Proposal 2: “FOR” the share issuance proposal;

•	Proposal 3: “FOR” the charter amendment proposal;

•	Proposal 4: “FOR” the Callon compensation proposal; and

•	Proposal 5: “FOR” the Callon adjournment proposal.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Callon shareholders should consider when deciding how to cast their votes. Callon shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the share issuance proposal.

The Non-binding Compensation Advisory Proposal and Interests of Directors

In considering the recommendations of the Callon board, Callon shareholders should be aware that some of Callon’s directors and executive officers may have interests that are different from, or in addition to, the interests of Callon shareholders more generally. For additional information, please see “The Merger—Interests of Certain Callon Directors and Executive Officers in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Callon provide its shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger—Interests of Certain Callon Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Callon shareholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

Callon shareholders should note that the non-binding compensation advisory proposal is merely an advisory vote that will not be binding on Callon, Carrizo, or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Callon named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, a Callon shareholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Callon’s named executive officers that is based on or otherwise relates to the merger is advisory in nature only, it will not be binding on Callon or Carrizo, and the approval of the proposal is not a condition to the completion of the merger.

Voting by Directors and Executive Officers

On the Callon record date, there were                  shares of Callon common stock outstanding. On the Callon record date, Callon directors and executive officers, as a group, beneficially owned and were entitled to vote                  shares of Callon common stock or approximately     % of the issued and outstanding shares of Carrizo common stock. Although none of them has entered into any agreement obligating them to do so, Callon currently expects that all of its directors and executive officers will vote their shares “FOR” the Callon merger proposal, “FOR” the share issuance proposal, “FOR” the charter amendment proposal, “FOR” the Callon compensation proposal, and “FOR” the Callon adjournment proposal.

Attendance at the Callon Special Meeting

Only Callon shareholders of record on the Callon record date, beneficial owners of Callon common stock on the Callon record date, holders of valid proxies for the Callon special meeting, and invited guests of Callon may attend the Callon special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Callon shareholders of record, beneficial owners of Callon common stock, or proxy holders.

•	A Callon shareholder who holds shares of Callon common stock directly registered in such shareholder’s name with Callon’s transfer agent, American Stock Transfer & Trust Company, LLC (a

“Callon shareholder of record”), who wishes to attend the Callon special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Callon common stock who wishes to attend the Callon special meeting in person should bring:

○	government-issued photo identification; and

○

proof of beneficial ownership as of the Callon record date (e.g., a letter from the broker, bank, trustee, or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the broker).

•	A proxy holder who wishes to attend the Callon special meeting in person should bring:

○	government-issued photo identification;

○	the validly executed proxy naming such person as the proxy holder, signed by the Callon shareholder of record; and

○	proof of the signing shareholder’s record ownership as of the Callon record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Callon special meeting may prevent shareholders from being admitted to the Callon special meeting.

Record Date

The Callon board has fixed the close of business on October 7, 2019 as the Callon record date for the determination of the Callon shareholders entitled to receive notice of, and to vote at, the Callon special meeting. The Callon shareholders of record at the Callon record date are the only Callon shareholders that are entitled to receive notice of, and to vote at, the Callon special meeting or any adjournment or postponement of the Callon special meeting, so long as such shares remain outstanding on the date of the Callon special meeting.

Outstanding Shares as of Record Date and Voting Rights of Callon Shareholders

On the Callon record date, there were                  shares of Callon common stock outstanding, held by                 holders of record. Each share of Callon common stock entitles its holder of record to one vote at the Callon special meeting. Shares of Callon common stock are the only class of shares entitled to vote at the Callon special meeting, and Callon shareholders are entitled to vote on each proposal presented.

A complete list of registered Callon shareholders entitled to vote at the Callon special meeting will be available for inspection at Callon’s principal executive offices at 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042, during regular business hours for a period of no less than ten days before the Callon special meeting and at the place of the Callon special meeting during the meeting.

Quorum

In order for business to be conducted at the Callon special meeting, a quorum must be present. A quorum at the Callon special meeting requires the presence, in person or by proxy, of holders of a majority of the total issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Callon special meeting.

Adjournment

If a quorum is not present or represented, a majority in interest of those present or represented may adjourn the Callon special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1—the Callon merger proposal. The affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting is required to approve the Callon merger proposal. Abstentions and failures by any Callon shareholder to submit a vote (e.g., by not submitting a proxy and not voting in person) are considered shares of Callon common stock entitled to vote and will have the same effect as a vote “against” the Callon merger proposal. Because the Callon merger proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the Callon merger proposal and will not be able to vote on the Callon merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will have the same effect as a vote “against” the Callon merger proposal.

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Proposal 2—the share issuance proposal. The affirmative vote of a majority of votes cast by Callon shareholders entitled vote thereon and present in person or represented by proxy at the Callon special meeting is required to approve the share issuance proposal. Abstentions are considered votes cast and will have the same effect as a vote “against” the share issuance proposal. The failure of any Callon shareholder to submit a vote (e.g., by not submitting a proxy and not voting in person) will not be counted in determining the votes cast in connection with the share issuance proposal and will therefore have no effect on the outcome of the share issuance proposal. Because the share issuance proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the share issuance proposal and will not be able to vote on the share issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the share issuance proposal, and will therefore have no effect on the outcome of the share issuance proposal.

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Proposal 3—the charter amendment proposal. The affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting is required to approve the charter amendment proposal. Abstentions and failures by any Callon shareholder to submit a vote (e.g., by not submitting a proxy and not voting in person) are considered shares of Callon common stock entitled to vote and will have the same effect as a vote “against” the charter amendment proposal. Because the charter amendment proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the charter amendment proposal and will not be able to vote on the charter amendment proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will have the same effect as a vote “against” the charter amendment proposal.

•

Proposal 4—the Callon compensation proposal. The affirmative vote of a majority of the shares of Callon common stock entitled to vote thereon and present in person or represented by proxy at the Callon special meeting is required to approve the Callon compensation proposal. Since the votes for the Callon compensation proposal are non-binding, if the merger is completed, the compensation that is the subject of the Callon compensation proposal, which includes amounts Callon is contractually obligated to pay, may still be paid regardless of the outcome of the non-binding advisory vote on the Callon compensation proposal. Abstentions are considered shares of Callon common stock present and entitled to vote and will have the same effect as a vote “against” the Callon compensation proposal. Any Callon shareholder who fails to submit a vote (e.g., by not submitting a proxy and not voting in person) will not be considered present and entitled to vote; accordingly, failures to submit a vote will have no effect on the outcome of the Callon compensation proposal. Because the Callon compensation proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the Callon compensation proposal and will not be able to vote on the Callon compensation proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will result in a broker non-vote, which will have no effect on the outcome of the Callon compensation proposal.

•

Proposal 5—the Callon adjournment proposal. The affirmative vote of a majority of the shares of Callon common stock entitled to vote thereon and present in person or represented by proxy at the Callon special meeting is required to approve the Callon adjournment proposal. Abstentions are considered shares of Callon common stock present and entitled to vote and will have the same effect as a vote “against” the Callon adjournment proposal. Any Callon shareholder who fails to submit a vote (e.g., by not submitting a proxy and not voting in person) will not be considered present and entitled to vote; accordingly, failures to submit a vote will have no effect on the outcome of the Callon adjournment proposal. Because the Callon adjournment proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the Callon adjournment proposal and will not be able to vote on the Callon adjournment proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will result in a broker non-vote, which will have no effect on the outcome of the Callon adjournment proposal.

An abstention occurs when the beneficial owner of shares, or a broker or other nominee holding shares for a beneficial owner, is present, in person or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker or other nominee has no discretionary authority to vote.

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Callon does not expect any broker non-votes at the Callon special meeting because each of the proposals to be presented at the Callon special meeting are considered non-routine. As a result, no broker will be permitted to vote shares of Callon common stock at the Callon special meeting without receiving instructions from the beneficial owner of such shares.

How to Vote

Callon shareholders of record on the Callon record date may have their shares of Callon common stock voted by submitting a proxy or may vote in person at the Callon special meeting by following the instructions provided on the enclosed proxy card. Callon recommends that Callon shareholders entitled to vote submit a proxy prior to the Callon special meeting even if they plan to attend the Callon special meeting.

Callon shareholders of record may vote in one of the following ways:

•

Internet: Callon shareholders of record may submit their proxy over the internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time (10:59 p.m. Central Time), on November 13, 2019. Shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Callon shareholders who submit a proxy this way need not send in their proxy card.

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Telephone: Callon shareholders of record may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time (10:59 p.m. Central Time), on November 13, 2019. Easy-to-follow voice prompts will guide shareholders through the voting and allow them to confirm that their instructions have been properly recorded. Callon shareholders who submit a proxy this way need not send in their proxy card.

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Mail: Callon shareholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Callon shareholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Callon special meeting.

•

In Person: Callon shareholders of record may vote in person at the Callon special meeting or by sending a representative with an acceptable proxy that has been signed and dated; attendance at the Callon special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Callon shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Callon special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Callon board.

Callon shareholders who hold their shares of Callon common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2, 3, 4, and 5. Callon shareholders who hold their shares of Callon common stock beneficially and wish to vote in person at the Callon special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Callon shareholders of record may revoke their proxies at any time before their shares of Callon common stock are voted at the Callon special meeting in any of the following ways:

•

sending a written notice of revocation to Callon at 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042, Attention: Corporate Secretary, which must be received before their shares are voted at the Callon special meeting;

•

properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m. Eastern Time (10:59 p.m. Central Time), on November 13, 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time (10:59 p.m. Central Time), on November 13, 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Callon special meeting and voting in person; attendance at the Callon special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Callon common stock may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a “legal proxy” from such broker, bank, or other nominee and voting in person at the Callon special meeting.

Solicitation of Proxies

Callon will pay for the proxy solicitation costs related to the Callon special meeting. In addition to sending and making available these materials, some of Callon’s directors, officers and other employees may solicit proxies by contacting Callon shareholders by telephone, by mail, by e-mail or in person. Callon shareholders may also be solicited by news releases issued by Callon and/or Carrizo, postings on Callon’s or Carrizo’s websites and advertisements in periodicals. None of Callon’s directors, officers or employees will receive any extra compensation for their solicitation services. Callon has also retained Innisfree M&A Incorporated (“Innisfree”) as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Innisfree will receive an estimated fee of approximately $50,000, plus reasonable out-of-pocket expenses and fees for any additional services. Callon will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Callon common stock and obtaining their proxies.

No Dissenters’ Rights

Under the DGCL, as well as the governing documents of Callon, Callon shareholders are not entitled to dissenters’ rights in connection with the merger or the transactions contemplated by the merger.

Other Matters

At this time, Callon knows of no other matters to be submitted at the Callon special meeting.

Householding of Special Meeting Materials

Unless Callon has received contrary instructions, Callon may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more shareholders reside if Callon believes the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Callon’s expenses.

Questions and Additional Information

Callon shareholders may contact Callon’s proxy solicitor with any questions about the proposals or how to vote or to request additional copies of any materials at:

Innisfree M&A Incorporated

501 Madison Ave, 20th Floor

New York, New York 10022

Shareholders may call toll-free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

CALLON PROPOSAL 1—MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to Callon shareholders as part of the solicitation of proxies by the Callon board for use at the Callon special meeting to consider and vote upon a proposal to approve and adopt the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The Callon board, after due and careful discussion and consideration, unanimously approved and declared advisable the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

The Callon board accordingly unanimously recommends that Callon shareholders approve and adopt the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between Callon and Carrizo cannot be completed without the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting, a broker non-vote, or the failure of a Callon shareholder to vote will have the same effect as a vote “against” the Callon merger proposal.

IF YOU ARE A CALLON SHAREHOLDER, THE CALLON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CALLON MERGER PROPOSAL

CALLON PROPOSAL 2—SHARE ISSUANCE

This joint proxy statement/prospectus is being furnished to you as a shareholder of Callon as part of the solicitation of proxies by the Callon board for use at the Callon special meeting to consider and vote upon a proposal to approve the issuance of shares of Callon common stock to Carrizo shareholders pursuant to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain shareholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed, it is currently estimated that Callon will issue approximately                  shares of Callon common stock in connection with the merger, which will exceed 20% of the shares of Callon common stock outstanding before such issuance and for this reason Callon must obtain the approval of Callon shareholders for the issuance of shares of Callon common stock in connection with the merger.

The Callon board unanimously approved and declared advisable the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the issuance of shares of Callon common stock to Carrizo shareholders pursuant to the merger agreement.

The Callon board accordingly unanimously recommends that Callon shareholders vote “for” the issuance of Callon common stock to Carrizo shareholders pursuant to the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

Assuming a quorum is present at the Callon special meeting, approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Callon shareholders entitled to vote thereon and present or represented by proxy at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, while a broker non-vote or the failure of a Callon shareholder to vote will have no effect on the outcome of the share issuance proposal.

IF YOU ARE A CALLON SHAREHOLDER, THE CALLON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CALLON SHARE ISSUANCE PROPOSAL

CALLON PROPOSAL 3—CHARTER AMENDMENT

This joint proxy statement/prospectus is being furnished to you as a shareholder of Callon as part of the solicitation of proxies by the Callon board for use at the Callon special meeting to consider and vote upon a proposal to amend the Callon charter prior to the merger in order to increase the authorized number of shares of Callon common stock to 750 million shares. The Callon charter currently provides that the total number of shares of common stock which Callon is authorized to issue is 300 million. The Callon board believes that the increased number of authorized shares of Callon common stock contemplated by the proposed amendment is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the Callon shareholders (except as required by law or the NYSE rules), if needed for such corporate purposes as may be determined by the Callon board. The additional 450 million shares authorized would be a part of the existing class of Callon common stock and, if issued, would have the same rights and privileges as the shares of Callon common stock presently issued and outstanding. Approval by Callon’s shareholders of the charter amendment proposal is a condition to any party’s obligation to complete the merger.

If the Callon shareholders approve the charter amendment proposal, Callon expects to file a Certificate of Amendment with the Delaware Secretary of State to increase the number of authorized shares of its capital and common stock. Upon filing of the Certificate of Amendment with the Delaware Secretary of State, the first sentence of Article IV of Callon’s charter will be amended and restated to read as follows:

The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be 750,000,000 shares of Common Stock, par value $.01 per share, and 2,500,000 shares of Preferred Stock, par value $.01 per share.

As of                     , 2019, Callon had an aggregate of              shares of common stock issued and outstanding or reserved for issuance. Upon the completion of the merger, Callon would issue up to              shares of common stock to Carrizo shareholders, resulting in              shares of common stock issued and outstanding or reserved for issuance, which represents approximately     % of Callon’s authorized shares of common stock. The number of shares of Callon common stock that would be issued to Carrizo shareholders is based on the estimated maximum number of shares of Carrizo common stock that may be converted into shares of Callon common stock.

Other than payment of the merger consideration, the Callon board has no immediate plans to issue additional shares of common stock or securities that are convertible into common stock. However, the Callon board desires to have the shares available to facilitate the closing of the merger and to provide additional flexibility for business and financial purposes and provide appropriate equity incentives for Callon’s employees, directors and consultants. The additional shares may be used for various purposes without further shareholder approval. These purposes may include: (i) raising capital, if Callon has an appropriate opportunity, through offerings of common stock or securities that are convertible into common stock; (ii) exchanges of common stock or securities that are convertible into common stock for other outstanding securities; (iii) providing equity incentives to employees, officers, directors, consultants, or advisors; (iv) expanding Callon’s business through the acquisition of other businesses or assets; (v) stock splits, dividends, and similar transactions; and (vi) other purposes.

The Callon board accordingly unanimously recommends that Callon shareholders vote “for” the approval of the charter amendment proposal, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement.” Approval of the charter amendment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Callon common stock entitled to vote at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting, a broker non-vote, or the failure of a Callon shareholder to vote will have the same effect as a vote “against” the charter amendment proposal.

IF YOU ARE A CALLON SHAREHOLDER, THE CALLON BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL

CALLON PROPOSAL 4—NON-BINDING ADVISORY VOTE ON MERGER-RELATED

COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Callon is seeking a non-binding advisory shareholder approval of the compensation of Callon’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Certain Callon Directors and Executive Officers in the Merger—Quantification of Potential Payments to Callon Named Executive Officers in Connection with the Merger.” The proposal gives Callon shareholders the opportunity to express their views on the merger-related compensation of Callon’s named executive officers.

Accordingly, the Callon board unanimously recommends a vote “for” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to Callon’s named executive officers, that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Callon’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Callon Named Executive Officers in Connection with the Merger” are hereby APPROVED.”

The vote on the Callon compensation proposal is a vote separate and apart from the vote on the proposal to approve the Callon merger proposal, share issuance proposal, and charter amendment proposal. Accordingly, Callon shareholders may vote to approve the Callon merger proposal, share issuance proposal, and charter amendment proposal and vote not to approve the Callon compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to Callon’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Callon shareholders fail to approve the advisory vote regarding merger-related compensation.

Assuming a quorum is present at the Callon special meeting, approval of the Callon compensation proposal requires the affirmative vote of the holders of a majority of the shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting will have the same effect as a vote “against” the Callon compensation proposal, while a broker non-vote or the failure of a Callon shareholder to vote will have no effect on the outcome of the Callon compensation proposal.

IF YOU ARE A CALLON SHAREHOLDER, THE CALLON BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT YOU VOTE “FOR” THE CALLON COMPENSATION PROPOSAL

CALLON PROPOSAL 5—ADJOURNMENT OF THE CALLON SPECIAL MEETING

The Callon special meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Callon merger proposal, the share issuance proposal, or the charter amendment proposal.

Callon is asking its shareholders to authorize the holder of any proxy solicited by the Callon board to vote in favor of any adjournment to the Callon special meeting to solicit additional proxies if there are not sufficient votes to approve the Callon merger proposal, the share issuance proposal, or the charter amendment proposal.

The Callon board unanimously recommends that Callon shareholders vote “for” the proposal to adjourn the Callon special meeting, if necessary.

Assuming a quorum is present at the Callon special meeting, approval of the Callon adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Callon common stock entitled to vote thereon and present or represented by proxy at the Callon special meeting. Accordingly, a Callon shareholder’s abstention from voting will have the same effect as a vote “against” the Callon adjournment proposal, while a broker non-vote or the failure of a Callon shareholder to vote will have no effect on the outcome of the Callon adjournment proposal.

IF YOU ARE A CALLON SHAREHOLDER, THE CALLON BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT YOU VOTE “FOR” THE CALLON ADJOURNMENT PROPOSAL

CARRIZO SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Carrizo shareholders as part of a solicitation of proxies by the Carrizo board for use at the Carrizo special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Carrizo shareholders with important information about the Carrizo special meeting and should be read carefully in its entirety.

Date, Time and Place of the Carrizo Special Meeting

The Carrizo special meeting will be held on November 14, 2019 at 9:00 a.m. Central Time, in the B. Jordan II Ballroom of the C. Baldwin Hotel, 400 Dallas Street, Houston, Texas.

Purposes of the Carrizo Special Meeting

The Carrizo special meeting is being held to consider and vote on the following proposals:

•

Proposal 1: to approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each outstanding share of Carrizo common stock will be cancelled and converted automatically into the right to receive from Callon 2.05 shares of Callon common stock with cash paid in lieu of any fractional Callon common stock, if any;

•

Proposal 2: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger”; and

•

Proposal 3: to approve any motion to adjourn the Carrizo special meeting, if necessary to solicit additional proxies if there are not sufficient votes of holders of Carrizo common stock to approve the Carrizo merger proposal at the time of the Carrizo special meeting.

Recommendation of the Carrizo Board

The Carrizo board unanimously recommends that Carrizo shareholders vote:

•	Proposal 1: “FOR” the Carrizo merger proposal;

•	Proposal 2: “FOR” the Carrizo compensation proposal; and

•	Proposal 3: “FOR” the Carrizo adjournment proposal.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Carrizo shareholders should consider when deciding how to cast their votes. Carrizo shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the merger.

The Non-binding Compensation Advisory Proposal and Interests of Directors

In considering the recommendations of the Carrizo board, Carrizo shareholders should be aware that some of Carrizo’s directors and executive officers may have interests that are different from, or in addition to, the interests of Carrizo shareholders more generally. For additional information, please see “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Carrizo provide its shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Carrizo shareholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

Carrizo shareholders should note that the non-binding compensation advisory proposal is merely an advisory vote that will not be binding on Carrizo, Callon, or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Carrizo named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, a Carrizo shareholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger is advisory in nature only, it will not be binding on Carrizo or Callon, and the approval of the proposal is not a condition to the completion of the merger.

Voting by Directors and Executive Officers

On the Carrizo record date, there were              shares of Carrizo common stock outstanding. On the Carrizo record date, Carrizo directors and executive officers, as a group, beneficially owned and were entitled to vote                  shares of Carrizo common stock or approximately         % of the issued and outstanding shares of Carrizo common stock.

Agreements with Directors

Concurrently with the execution of the merger agreement, Callon entered into voting and support agreements (each, a “Support Agreement” and, collectively, the “Support Agreements”) with each director of Carrizo in that director’s capacity as a shareholder, pursuant to which each such individual has agreed, among other matters and upon the terms and subject to the conditions set forth in the Support Agreements, to vote all of their shares of Carrizo common stock in favor of the approval of the merger agreement, each of the other actions contemplated by the merger agreement and any action in furtherance of the foregoing and against (a) any action or agreement that would result in a material breach of any material representation, warranty, covenant, or obligation of Carrizo in the merger agreement and (b)(i) any merger, consolidation, or other business combination involving Carrizo or any of its subsidiaries; (ii) any sale, lease, sublease, license, sublicense, or transfer of a material portion of the properties or other assets of Carrizo or any of its subsidiaries; (iii) any change in a majority of the board of directors of Carrizo; (iv) any action or proposal to amend, or waive any provision of the articles of incorporation or bylaws of Carrizo, which amendment may have the effect of (1) frustrating the purpose of, or breaching, or nullifying any provision of, the merger agreement, (2) impeding, interfering with, preventing, delaying, or adversely affecting the merger or (3) changing the voting rights of any shares of capital stock of Carrizo; and (v) any other action which is intended, or would reasonably be expected, to materially (1) impede, (2) interfere with, (3) delay, (4) postpone, (5) discourage, or (6) adversely affect the merger, including the Financing (as defined in the merger agreement), or any of the transactions contemplated by the merger agreement and, in the case of clauses (iii) and (iv), only to the extent such action is intended, or would reasonably be expected, to materially (1) impede, (2) interfere with, (3) delay, (4) postpone, (5) discourage, or (6) adversely affect the merger or any of the transactions contemplated by the merger agreement, including the Financing.

The Support Agreements expire upon certain events including the occurrence of a Company Adverse Recommendation Change (as defined in the merger agreement) by the Carrizo board in connection with a Company Superior Proposal (as defined in the merger agreement). The form of Support Agreement is attached as Exhibit 10.1 to Callon’s Current Report on Form 8-K filed July 15, 2019.

Attendance at the Carrizo Special Meeting

Only Carrizo shareholders and holders of Carrizo preferred stock of record on the Carrizo record date, beneficial owners of Carrizo common stock and Carrizo preferred stock on the Carrizo record date, holders of valid proxies for the Carrizo special meeting, and invited guests of Carrizo may attend the Carrizo special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Carrizo shareholders of record, beneficial owners of Carrizo common stock or proxy holders.

•

A Carrizo shareholder who holds shares of Carrizo common stock directly registered in such shareholder’s name with Carrizo’s transfer agent, EQ Shareowner Services formerly Wells Fargo Shareowner Services (a “Carrizo shareholder of record”), who wishes to attend the Carrizo special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Carrizo common stock who wishes to attend the Carrizo special meeting in person should bring:

○	government-issued photo identification; and

○

proof of beneficial ownership as of the Carrizo record date (e.g., a letter from the broker, bank, trustee, or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the broker).

•	A proxy holder who wishes to attend the Carrizo special meeting in person should bring:

○	government-issued photo identification;

○	the validly executed proxy naming such person as the proxy holder, signed by the Carrizo shareholder of record; and

○	proof of the signing shareholder’s record ownership as of the Carrizo record date.

No cameras, recording equipment, or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Carrizo special meeting may prevent shareholders from being admitted to the Carrizo special meeting.

Record Date

The Carrizo board has fixed the close of business on October 7, 2019 as the Carrizo record date for the determination of the Carrizo shareholders entitled to receive notice of, and to vote at, the Carrizo special meeting. The Carrizo shareholders of record on the Carrizo record date are the only Carrizo shareholders that are entitled to receive notice of, and to vote at, the Carrizo special meeting or any adjournments or postponements of the Carrizo special meeting, so long as such shares remain outstanding on the date of the Carrizo special meeting.

Outstanding Common Shares as of Record Date and Voting Rights

On the Carrizo record date, there were              shares of Carrizo common stock outstanding, held by                 holders of record. Each outstanding share of Carrizo common stock entitles its holder of record to one vote on each matter to be considered at the Carrizo special meeting. Carrizo shareholders are entitled to vote on each proposal presented.

A complete list of registered Carrizo shareholders entitled to vote at the Carrizo special meeting will be available for inspection at the principal place of business of Carrizo at 500 Dallas Street, Suite 2300, Houston, Texas 77002, during regular business hours for a period of no less than ten days before the Carrizo special meeting and at the place of the Carrizo special meeting during the meeting.

Quorum

In order for business to be conducted at the Carrizo special meeting, a quorum must be present. A quorum at the Carrizo special meeting requires the presence of the holders of a majority of shares of Carrizo common stock entitled to vote at the Carrizo special meeting, represented in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at the Carrizo special meeting.

Adjournment

If a quorum is not present or represented, a majority in interest of those present or represented may adjourn the Carrizo special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1—the Carrizo merger proposal. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the proposal is required to approve the Carrizo merger proposal. Abstentions, failure to submit a proxy, or failure to vote in person at the Carrizo special meeting will have the same effect as a vote “against” the Carrizo merger proposal. Because the Carrizo merger proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the Carrizo merger proposal and will not be able to vote on the Carrizo merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank, or other nominee will have the same effect as a vote “against” the Carrizo merger proposal.

•

Proposal 2—the Carrizo compensation proposal. The affirmative vote of the holders of a majority of the shares of Carrizo common stock entitled to vote on the matter and that vote for or against or expressly abstain with respect to the matter is required to approve, on a non-binding advisory basis, the Carrizo compensation proposal. Since the votes for the Carrizo compensation proposal are non-binding, if the merger agreement is approved by Carrizo shareholders and the merger is completed, the compensation that is the subject of the Carrizo compensation proposal, which includes amounts Carrizo or Callon are contractually obligated to pay, would still be paid regardless of the outcome of the advisory (non-binding) vote on the Carrizo compensation proposal. Abstentions will have the same effect as a vote “against” the Carrizo compensation proposal. Failure to submit a proxy or failure to vote in person at the Carrizo special meeting and will have no effect on the proposal. Because the Carrizo compensation proposal is non-routine, brokers, banks, and other nominees do not have discretionary authority to vote on the Carrizo compensation proposal and will not be able to vote on the Carrizo compensation proposal absent instructions from the beneficial owner.

•

Proposal 3—the Carrizo adjournment proposal. The affirmative vote of the holders of a majority of shares of Carrizo common stock entitled to vote on the matter and that vote for or against or expressly abstain with respect to the matter is required to approve the Carrizo adjournment proposal. Failure to submit a proxy or failure to vote in person at the Carrizo special meeting and broker non-votes will have no effect on the Carrizo adjournment proposal.

An abstention occurs when the beneficial owner of shares, or a broker or other nominee holding shares for a beneficial owner, is present, in person or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker or other nominee has no discretionary authority to vote. Such shares will be disregarded in the calculation of “votes cast” with respect to such proposal and therefore will have no effect on the outcome of that proposal (even though those shares may be considered entitled to vote or be voted on other proposals).

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Carrizo does not expect any broker non-votes at the Carrizo special meeting because each of the proposals to be presented at the Carrizo special meeting are considered non-routine. As a result, no broker will be permitted to vote shares of Carrizo common stock at the Carrizo special meeting without receiving instructions from the beneficial owner of such shares.

How to Vote

Carrizo shareholders of record on the Carrizo record date may have their shares of Carrizo common stock voted by submitting a proxy or may vote in person at the Carrizo special meeting by following the instructions provided on the enclosed proxy card. Carrizo recommends that Carrizo shareholders entitled to vote submit a proxy even if they plan to attend the Carrizo special meeting.

Carrizo shareholders may vote in one of the following ways:

•

Internet: Carrizo shareholders may submit their vote over the internet at the web address shown on their proxy card or voting instruction form. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on November 13, 2019. Shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Carrizo shareholders who submit a vote this way need not send in their proxy card or voting instruction form.

•

Telephone: Carrizo shareholders may submit their vote by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on November 13, 2019. Easy-to-follow voice prompts will guide shareholders through the voting and allow them to confirm that their instructions have been properly recorded. Carrizo shareholders who vote this way need not send in their proxy card or voting instruction form.

•

Mail: Carrizo shareholders may submit their vote by properly completing, signing, dating and mailing their proxy card or voting instruction form in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Carrizo shareholders who vote this way should mail the proxy card or voting instruction form early enough so that it is received before the date of the Carrizo special meeting.

•

In Person: Carrizo shareholders of record may vote in person at the Carrizo special meeting or by sending a representative with an acceptable proxy that has been signed and dated; attendance at the Carrizo special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Carrizo shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Carrizo special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Carrizo board.

Carrizo shareholders who hold their shares of Carrizo common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2, and 3. Carrizo shareholders who hold their shares of Carrizo common stock beneficially and wish to vote in person at the Carrizo special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Carrizo shareholders of record may revoke their proxies at any time before their shares of Carrizo common stock are voted at the Carrizo special meeting in any of the following ways:

•

sending a written notice of revocation to Carrizo at 500 Dallas Street, Suite 2300, Houston, Texas 77002, Attention: Corporate Secretary, which must be received before their shares are voted at the Carrizo special meeting;

•

properly submitting a new, later-dated proxy card, which must be received which must be received by 11:59 p.m. Eastern Time, on November 13, 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time, on November 13, 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Carrizo special meeting and voting in person; attendance at the Carrizo special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Carrizo common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a “legal proxy” from such broker, bank, or other nominee and voting in person at the Carrizo special meeting.

Solicitation of Proxies

Carrizo will pay for the proxy solicitation costs related to the Carrizo special meeting. In addition to sending and making available these materials, some of Carrizo’s directors, officers and other employees may solicit proxies by contacting Carrizo shareholders by telephone, by mail, by e-mail or in person. Carrizo shareholders may also be solicited by news releases issued by Carrizo and/or Callon, postings on Carrizo’s or Callon’s websites and advertisements in periodicals. None of Carrizo’s directors, officers or employees will receive any extra compensation for their solicitation services. Carrizo has also retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee expected not to exceed $25,000, plus related fees for any additional services and reasonable out-of-pocket expenses. Carrizo will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Carrizo common stock and obtaining their proxies.

No Dissenter or Appraisal Rights for Common Shareholders

Because shares of Carrizo common stock are listed on the NASDAQ and Carrizo shareholders are not required to receive consideration other than Callon common stock, shares of which are listed on the NYSE, with cash paid in lieu of the issuance of fractional Callon common stock, if any, in the merger, Carrizo shareholders are not entitled to exercise appraisal or dissenters’ rights under Texas law in connection with the merger.

Vote by Holders of Carrizo Preferred Stock

The holders of Carrizo preferred stock will vote separately as a class on the approval of the merger agreement, but will not vote on the Carrizo merger proposal at the Carrizo special meeting; instead, the merger agreement will be submitted for approval by written consent to holders of Carrizo preferred stock. The approval of the merger agreement by the holders of the Carrizo preferred stock, however, is not necessary to complete the merger. If the affirmative vote or written consent of a majority of the outstanding shares of Carrizo preferred stock entitled to vote thereon in favor of the merger agreement is not obtained prior to the conclusion of the Carrizo special meeting, then, subject to the terms and conditions of the merger agreement, the Carrizo preferred stock will be redeemed immediately prior to the merger. Additionally, holders of Carrizo preferred stock are not being asked to vote on either the approval of the Carrizo compensation proposal or the Carrizo adjournment proposal.

On the Carrizo record date, there were 200,000 shares of Carrizo preferred stock outstanding, held by one holder of record. Each outstanding share of Carrizo preferred stock entitles its holder of record to one vote but such holders will not have the right to vote at the Carrizo special meeting.

Other Matters

At this time, Carrizo knows of no other matters to be submitted at the Carrizo special meeting.

Householding of Special Meeting Materials

Unless Carrizo has received contrary instructions, Carrizo may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more shareholders reside if Carrizo believes the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Carrizo’s expenses.

Questions and Additional Information

Carrizo shareholders may contact Carrizo’s proxy solicitor, MacKenzie Partners, Inc. with any questions about the proposals or how to vote or to request additional copies of any materials at:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Carrizo@mackenziepartners.com

(212) 929-5500

Toll-Free: (800) 322-2885

CARRIZO PROPOSAL 1—MERGER AGREEMENT

The Carrizo board, after due and careful discussion and consideration, unanimously approved and recommended Carrizo shareholder approval of the merger agreement, the execution, delivery, and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger.

The Carrizo board accordingly unanimously recommends that Carrizo shareholders approve the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between Carrizo and Carrizo cannot be completed without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Carrizo common stock entitled to vote on the Carrizo merger proposal. Accordingly, a Carrizo shareholder’s abstention from voting, a broker non-vote, or the failure of a Carrizo shareholder to vote will have the same effect as a vote “against” the Carrizo merger proposal.

IF YOU ARE A CARRIZO SHAREHOLDER, THE CARRIZO BOARD OF DIRECTORS

UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CARRIZO MERGER PROPOSAL

CARRIZO PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER-RELATED

COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Carrizo is seeking a non-binding advisory shareholder approval of the compensation of Carrizo’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Carrizo’s Named Executive Officers.” The proposal gives Carrizo shareholders the opportunity to express their views on the merger-related compensation of Carrizo’s named executive officers.

Accordingly, the Carrizo board unanimously recommends a vote “for” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that Carrizo shareholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Carrizo’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain Carrizo Directors and Executive Officers in the Merger” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Carrizo compensation proposal is a vote separate and apart from the vote on the Carrizo merger proposal. Accordingly, Carrizo shareholders may vote to approve the Carrizo merger proposal and vote not to approve the Carrizo compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to Carrizo’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Carrizo shareholders fail to approve the Carrizo compensation proposal.

Assuming a quorum is present at the Carrizo special meeting, approval of the Carrizo compensation proposal requires the affirmative vote of the holders of a majority of the shares of Carrizo common stock entitled to vote on the proposal and that voted for or against or expressly abstained with respect to such proposal. Accordingly, abstentions will have the same effect as a vote “against” the Carrizo compensation proposal, while a broker non-vote or the failure of a Carrizo shareholder to vote will have no effect on the Carrizo compensation proposal.

IF YOU ARE A CARRIZO SHAREHOLDER, THE CARRIZO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CARRIZO COMPENSATION PROPOSAL

CARRIZO PROPOSAL 3—ADJOURNMENT OF THE CARRIZO SPECIAL MEETING

The Carrizo special meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Carrizo merger proposal.

Carrizo is asking its shareholders to authorize the holder of any proxy solicited by the Carrizo board to vote in favor of any adjournment to the Carrizo special meeting to solicit additional proxies if there are not sufficient votes to approve the Carrizo merger proposal.

The Carrizo board unanimously recommends that Carrizo shareholders vote “for” the proposal to adjourn the Carrizo special meeting, if necessary.

Assuming a quorum is present at the Carrizo special meeting, approval of the Carrizo adjournment proposal requires the affirmative vote of the holders of a majority of shares of Carrizo common stock entitled to vote on the proposal and that voted for or against or expressly abstained with respect to such proposal. Accordingly, a Carrizo shareholder’s failure to submit a proxy or failure to vote in person at the Carrizo special meeting and broker non-votes will have no effect on the Carrizo special meeting adjournment proposal.

IF YOU ARE A CARRIZO SHAREHOLDER, THE CARRIZO BOARD OF DIRECTORS

UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CARRIZO ADJOURNMENT

PROPOSAL

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about each of Callon and Carrizo is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Merger

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Carrizo will merge with and into Callon, Carrizo’s separate corporate existence will cease, and Callon will be the surviving company in the merger. At the effective time, each share of Carrizo common stock issued and outstanding immediately prior to the effective time will be canceled and converted automatically into the right to receive 2.05 shares of Callon common stock, with cash paid in lieu of the issuance of any fractional shares of Callon common stock. In addition, Carrizo will take all actions as may be necessary so that at the effective time, each outstanding share of restricted stock, restricted stock unit, Special RSU Award, performance share unit award and stock appreciation right in respect of Carrizo common stock will be treated as described in “The Merger—Treatment of Carrizo Equity Awards in the Merger.” Also in connection with the merger, each share of Carrizo preferred stock will be converted automatically into and shall represent one share of Callon new preferred stock, unless the preferred stock redemption occurs prior to the consummation of the merger.

Background of the Merger

The terms of the merger are the result of arm’s length negotiations between Carrizo and Callon. The following is a summary of the events leading up to the agreement to merge and the key meetings, negotiations, discussions and actions by and between Carrizo and Callon and their respective advisors that preceded the public announcement of the merger.

As part of Callon’s ongoing strategic planning process, the Callon board, together with Callon’s executive management team, regularly reviews and assesses Callon’s long-term strategic plans and goals, opportunities, overall industry trends, the competitive environment in which Callon operates and Callon’s short- and long-term performance. In addition, Mr. Joseph Gatto regularly met with his counterparts at both larger and smaller exploration and production companies active in the Permian Basin and other unconventional basins in the lower 48 states to discuss industry trends and other matters. During these meetings, Mr. Gatto would occasionally engage in discussions with potential counterparties of all sizes regarding recent and potential consolidation activity in the industry. In connection with these activities, the Callon board met periodically in the ordinary course of business to receive updates from Mr. Gatto on these discussions and to consider and evaluate potential strategic alternatives, including change of control transactions, business combinations, acquisitions, dispositions, and joint ventures.

In the course of its evaluation of Callon’s strategic direction, the Callon board discussed a number of potential strategic alternatives, including potentially acquiring one or more exploration and production companies or assets or entering into a business combination with a similarly-sized or larger exploration and production company to enhance Callon’s scale, free cash flow generation and competitiveness in an increasingly volatile market. The Callon board discussed these potential paths in depth, including the relative merits of each option in relation to providing attractive economies of scale, improved free cash flow and a return of capital to Callon’s investors as well as the potential to achieve a premium valuation in a change of control transaction.

At various meetings, the Callon board evaluated the shift in the exploration and production industry from resource extraction and production growth to efficiently developing assets while living within cash flows. The Callon board also noted the company’s historical focus on the Permian Basin and discussed whether Callon would benefit from the scale and attendant efficiencies that could come from a strategic combination with another shale-focused exploration and production company. The Callon board also considered whether the pursuit of any transaction might preclude future flexibility or might enhance or detract from the ability to pursue future consolidation or change of control transactions. In the months preceding the Callon board’s decision to submit a bid for Carrizo, the Callon board discussed several potential transactions that might warrant further consideration, including discussions with two similarly sized counterparties that ultimately were not pursued as the combinations were determined not to advance Callon’s corporate operational and financial goals. The Callon board also discussed potential change of control transactions including historical discussions and the fact that no party had historically indicated interest in Callon that the Callon board thought would lead to a transaction that was superior to the status quo.

As discussed further below, in March 2019, the Callon board identified Carrizo as strategically attractive for its complementary Delaware Basin footprint, its near-term free cash flow, which would improve Callon’s ability to self-fund and accelerate development of its valuable Permian Basin assets, and its accretion to net asset value and free cash flow per share. In subsequently assessing Carrizo as a more compelling combination than other potential strategic alternatives that it had previously considered, the Callon board also looked at, among other things, likely operational, financial, and organizational benefits, balance sheet scale to support larger pad development, and the ability to drive significant synergies for the combined company. Prior to entering into the merger agreement with Carrizo, the Callon board convened in three regular meetings and six special sessions to discuss the merits of the transaction and its impact to shareholders relative to other alternatives.

The Carrizo board and Carrizo management regularly review the strategic direction of Carrizo and evaluate potential opportunities to enhance shareholder value, including reviewing potential strategic combinations and acquisition opportunities. The Carrizo board and Carrizo management have focused on positioning Carrizo as an independent oil and natural gas company actively engaged in the exploration, development, and production of oil and gas from resource plays located in the United States, with operations principally focused on proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Delaware Basin in West Texas. Carrizo has sought to grow its business both organically through its drilling program and, in recent years, through an acquisition strategy targeting the Delaware Basin while preserving a balance sheet and liquidity position that allowed for financial flexibility.

On July 11, 2018, the chief executive officer of Company A, a publicly traded oil and gas company, contacted Mr. S.P. “Chip” Johnson IV, the President and Chief Executive Officer of Carrizo, to inquire whether Carrizo would be interested in discussing a possible strategic combination with Company A. Mr. Johnson acknowledged that Carrizo would be interested in engaging in such a discussion. Mr. Johnson asked Mr. Gerald Morton, General Counsel and Vice President of Business Development of Carrizo, to prepare and negotiate a confidentiality and standstill agreement to be entered into by Carrizo and Company A, and both companies executed a mutual confidentiality and standstill agreement on July 13, 2018. At or about this time, Mr. Johnson advised Mr. Steven A. Webster, chairman of the Carrizo board, about the approach from Company A. Mr. Webster agreed that it would be useful to gain a better technical understanding of Company A’s assets to see if there was any interest by Carrizo in a possible strategic combination.

On August 1, 2018, Company A presented to Carrizo an overview of its assets and operations and Carrizo presented to Company A an overview of its assets and operations.

On August 21, 2018, the Carrizo board held a meeting at which members of Carrizo management and representatives of Lazard were also present. At the meeting, Mr. Johnson informed the balance of the Carrizo board of the chief executive officer of Company A approaching Carrizo regarding a potential strategic combination. Lazard had previously been retained by Carrizo management and the Carrizo board on May 23, 2018 to assist in matters relating to shareholder activism. Lazard thereafter provided merger and acquisition advice on an informal basis to Carrizo. As part of Lazard’s shareholder activism engagement, it was contemplated that Carrizo would also retain Lazard as a financial advisor in connection with certain possible business combinations. Lazard was subsequently formally retained to provide mergers and acquisitions advice.

In connection with a presentation to the Carrizo board relating to both shareholder activism and potential strategic combinations, representatives of Lazard reviewed a presentation (the “August 21, 2018 presentation”) based upon publicly available information regarding four companies that, in Lazard’s view, might be proposed by activists as possible merger candidates for Carrizo. The August 21, 2018 presentation included Company A and another company with which Mr. Johnson had intermittent discussions for several years as an acquisition candidate of Carrizo, but for which Mr. Johnson now believed would require Carrizo to pay too high a price to make a transaction attractive.

During the week of September 3, 2018, the chief executive officer of Company A communicated to Mr. Johnson that Company A was no longer interested in a potential business combination transaction.

Over the next several weeks, from September 2018 to October 2018, Mr. Johnson arranged meetings with the chief executive officers of the two remaining companies identified in the August 21, 2018 presentation, other than Company A and the prior acquisition candidate. During these meetings, the parties discussed, among other things, whether a possible business combination with Carrizo would be of interest. One of these candidates expressed interest in discussing such a combination; however, that company entered into another business combination before discussions could progress. The other candidate expressed no interest in a combination with Carrizo.

On October 25, 2018, Mr. Johnson met with the chief executive officer and the chief operating officer of Company B, a publicly traded oil and gas company, and inquired if Company B would be interested in discussing a possible business combination with Carrizo. During the week of November 5, 2018, the chief executive officer of Company B responded and acknowledged that he would be interested in a discussion of such a transaction and suggested that the parties exchange data.

On November 12, 2018, the Carrizo board met, together with members of Carrizo management, at which meeting Mr. Johnson reported on his conversations with the chief executive officers of possible merger partners, including Company B. He noted that there had been merger and acquisition activity in the industry, as two of the four companies in the August 21, 2018 presentation had entered into agreements with other companies to complete business combinations since the last Carrizo board meeting. At the meeting, the Carrizo board asked Mr. Morton to prepare and negotiate a confidentiality and standstill agreement for Carrizo and Company B. The Carrizo board reviewed materials prepared by management based on publicly available information regarding potential merger candidates and other asset acquisitions that members of Carrizo management had identified, in each case with operations primarily in the Delaware Basin. Following a review of this information, the Carrizo board asked Mr. Johnson to continue his efforts in engaging with counterparties and evaluating and exploring opportunities.

On November 14, 2018, Carrizo and Company B executed a mutual confidentiality and standstill agreement.

On November 27, 2018, members of management of Carrizo presented to Company B an overview of Carrizo’s assets and operations and members of management of Company B presented to Carrizo an overview of Company B’s assets and operations. Thereafter, Carrizo and Company B each populated a virtual data room (“VDR”) for due diligence purposes. Representatives of Carrizo continued to meet with representatives of Company B and its financial advisors on due diligence from December 2018 through February 2019.

During the week of December 10, 2018, the chief executive officer of Company C, a publicly traded oil and gas company, contacted Mr. Johnson about a possible business combination in which Carrizo would acquire Company C in a low premium, stock-for-stock merger. Mr. Johnson expressed an interest in exploring such a transaction and exchanging information. On December 28, 2018, Carrizo and Company C entered into a mutual confidentiality and standstill agreement, and during January 2019, Carrizo and Company C populated and shared data through VDRs.

On December 18, 2018, a former Carrizo employee, on an unsolicited basis, offered to arrange an introduction between Mr. Johnson and Mr. Gatto via e-mail. Mr. Johnson accepted this offer, and on December 20, 2018, Mr. Gatto offered to Mr. Johnson that they meet. However, due to conflicting schedules, the meeting was deferred until the following month.

During January 2019, Mr. Johnson received inquiries from, and met with, two private equity firms regarding their interest in engaging in strategic discussions with Carrizo, including direct equity investments to fund strategic opportunities, as well as the sale of Carrizo assets to their respective portfolio companies or a possible take-private of Carrizo.

On January 16, 2019, Messrs. Gatto and Johnson met in person in Houston, Texas. At the meeting, they shared views on the strategic merits of a potential business combination of Callon and Carrizo.

On January 22, 2019, a business development executive of Carrizo spoke with a business development executive of Company D, a publicly traded oil and gas company, and was asked if Carrizo would be interested in a possible business combination transaction with Company D.

In late January 2019, Callon contacted Kirkland to expand its existing representation to include assisting Callon in considering a potential business combination with Carrizo or others. Callon also asked several investment banks over the subsequent weeks to provide their views on the current status of the exploration and production industry generally, recent strategic activity among industry participants and the availability of opportunistic strategic transactions for Callon in the then-current market.

On January 24, 2019, the Carrizo board met together with members of Carrizo management. Mr. Johnson provided the Carrizo board with an update on Carrizo’s efforts relating to a possible strategic combination transaction. The Carrizo board received a preliminary analysis on Company B, Company C, and Callon based on publicly available information that had been prepared by representatives of Lazard for use at the meeting. Mr. Johnson also reported that Carrizo was prepared to enter into mutual confidentiality and standstill agreements with each of Company D and Callon and noted that management was also considering Company E, a publicly traded oil and gas company, as a possible merger candidate. The Carrizo board authorized Mr. Johnson to continue to hold preliminary meetings and share information under confidentiality and standstill agreements with these and other potential parties to a strategic combination. In addition, Mr. Johnson reported on the approach of the two private equity firms. The Carrizo board asked to be kept informed of any additional approaches by these or other private equity firms. On January 25, 2019, Messrs. Gatto and Johnson spoke regarding mutual due diligence efforts for purposes of evaluating the merits of a potential business combination. The parties executed a mutual confidentiality agreement on January 29, 2019.

On January 31, 2019, at a regularly scheduled meeting of the Callon board, Mr. Gatto provided an update to the Callon board on his recent discussions with Mr. Johnson and the recently executed mutual confidentiality agreement. The Callon board, together with the Callon management team, discussed the strategic advantages of a combination with Carrizo, and the Callon board authorized the exchange of due diligence information between the two companies.

On February 4, 2019, Carrizo and Company D executed a mutual confidentiality and standstill agreement. Mr. Johnson subsequently spoke about the possibility of a transaction with the business development executive of Company D.

On February 7, 2019, the Carrizo board met in a regularly scheduled meeting, together with members of Carrizo management. At the meeting, Mr. Johnson provided an update on Carrizo’s ongoing process of exploring strategic transactions and its discussions with Company B, Callon, Company C, and Company D. Mr. Johnson presented a preliminary analysis and shareholder information regarding both Carrizo and such potential counterparties that had been prepared by representatives of Lazard based upon publicly available information.

On February 11 and 12, 2019, Callon and Carrizo, respectively, opened access to their VDRs and, with respect to Carrizo, made access available to each potential counterparty.

On February 22, 2019, representatives of Company C informed Mr. Morton that Company C wished to suspend discussions.

On February 26, 2019, Mr. Johnson discussed a possible business combination with the chief executive officer of Company D.

On February 28, 2019, the technical and financial teams of Callon and Carrizo met and each company made a presentation to the other regarding the assets and operations of each company.

On March 3, 2019, the general counsel of Company B sent to Carrizo and Baker Botts, Carrizo’s longtime outside legal counsel, a draft of a merger agreement.

On March 6 and 7, 2019, the Callon board met at a regularly scheduled meeting. At the invitation of the Callon board, representatives of each of Kirkland and J.P. Morgan also attended. Representatives of Kirkland provided an overview of the Callon board’s fiduciary duties with respect to strategic transactions. With input from Callon’s executive management team and representatives of each of Kirkland and J.P. Morgan, the Callon board continued its discussion and consideration of strategic transaction options that could enable Callon to increase the size and scale of its operations, increase production, and protect shareholder value. The management team and representatives of J.P. Morgan also provided preliminary results and findings from due diligence efforts on Carrizo. The Callon board determined that, after taking into consideration the favorable preliminary results of due diligence efforts as well as the challenges facing the exploration and production industry as the shale industry matured, further consideration of a potential business combination with Carrizo was warranted. The Callon board suggested that Mr. Gatto meet with Mr. Johnson to discuss advancing the process and to suggest a meeting among Callon’s and Carrizo’s respective management teams for the purpose of better understanding each company. The Callon board also authorized Callon management to engage J.P. Morgan to serve as Callon’s financial advisor with respect to a transaction with Carrizo.

On March 6, 2019, the technical, financial, and legal teams of Company D and Carrizo met and Carrizo made a presentation to the Company D regarding the assets and operations of Carrizo.

On March 7, 2019, representatives of Company B delivered a non-binding offer letter to Carrizo proposing an all-stock merger transaction at an exchange ratio that reflected a modest premium at that time to the ratio of Carrizo’s stock price to Company B’s stock price as of closing on March 6, 2019. The offer letter requested a 14-day exclusivity period to complete diligence and execute a definitive agreement.

Also on March 7, 2019, Mr. Johnson and the chief operating officer of Company E met for lunch and discussed the merits of a possible business combination.

On March 13, 2019, Mr. Johnson spoke with the chief executive officer of Company B regarding Company B’s proposal. Mr. Johnson explained to the chief executive officer of Company B that Carrizo expected to hire financial advisors, conduct a more formal process of exploring for possible merger partners, and contact additional candidates, and that Carrizo was therefore not in a position to act upon Company B’s proposal.

On March 15, 2019, Mr. Johnson was approached by the chief executive officer of Company F, a private oil and gas company, about a purchase of Carrizo in an all-cash transaction. Mr. Johnson explained that he would relay this interest to the Carrizo board. On March 19, 2019, the chief executive officer of Company F called

Mr. Johnson to further discuss an acquisition of Carrizo and explained that such a transaction might be part of a larger set of acquisition transactions by Company F involving other companies.

During the period that Carrizo was exchanging due diligence information with various potential counterparties, and particularly when Carrizo received the proposal from Company B, Carrizo management decided to conduct a more structured process in lieu of its prior negotiations on different timetables with several parties. This process, which would be implemented by independent financial advisors, would impose uniform timing on all potential counterparties and was intended to allow for an efficient outreach and sharing of information with potential merger candidates in addition to those that were already engaged in discussions with Carrizo. Carrizo met with various financial advisors, and selected both RBCCM and Lazard. RBCCM was selected because of its reputation, expertise in oil and gas matters, including its experience in mergers and acquisitions, and its capabilities in technical analysis of oil and gas properties. Lazard was selected because of its qualifications, expertise, and reputation in investment banking and mergers and acquisitions generally and in the oil and gas industry specifically, as well as its familiarity with the business of Carrizo. RBCCM was subsequently formally engaged by Carrizo on March 18, 2019, and Lazard was formally engaged by Carrizo on March 22, 2019.

On March 17, 2019, a news organization published a rumor that Carrizo was considering a strategic combination with another exploration and production company. Messrs. Gatto and Johnson spoke briefly regarding the article and decided to meet in person in the coming days to continue their discussion regarding a potential business combination.

On March 18, 2019, members of management of Carrizo held a meeting with representatives of RBCCM to discuss the progress that had been made to date in Carrizo’s exploration of strategic merger partners.

On March 19, 2019, Mr. Johnson met with the chief executive officer and the chief operating officer of Company E to discuss consolidation in the industry and to determine if Company E would have any interest in exploring a possible business combination transaction with Carrizo. At the meeting, such officers of Company E expressed interest in further discussions regarding a possible business combination transaction, and the parties discussed entry into a mutual confidentiality and standstill agreement.

That same day, members of the executive management teams of Callon and Carrizo met for dinner in Houston, Texas. The attendees discussed the perceived strategic merits of the transaction, management style, and due diligence efforts to date. Later that week, Mr. Johnson emailed Mr. Gatto confirming that Carrizo had begun working with RBCCM on a due diligence review of Callon’s oil and gas assets. During the following week, Callon’s and Carrizo’s respective advisors engaged in discussions and exchanged information regarding such diligence efforts.

During the week of March 21, 2019, Mr. Johnson and Mr. Webster met with the chief executive officer of Company F to discuss Company F’s views as to a possible business combination. The chief executive officer of Company F discussed the possibility of a cash purchase transaction in which all of Carrizo’s debt would be repaid.

On March 22, 2019, representatives of RBCCM met with Carrizo to discuss current and additional merger candidates. Representatives of RBCCM and Carrizo management took various factors into account in their selections, including the size of the company, basins in which operations were conducted, whether operations would be complementary to those of Carrizo, and likely interest in and ability to consummate a transaction. Representatives of RBCCM noted that publicly traded strategic buyers could provide an increased chance of consummation compared to private equity buyers and they advised as to which companies would be likely to have an interest in Carrizo and the ability to propose and complete a transaction that shareholders would find attractive. Three publicly traded oil and gas companies were added as potential candidates to those previously identified and RBCCM was asked to contact each of these companies to determine if they had an interest in a possible business combination with Carrizo. Representatives of RBCCM also proposed contacting one prior candidate with which Carrizo management had previously been in contact regarding a strategic business combination, but with which Carrizo had not progressed discussions of such a combination. Each of these four additional companies was contacted by representatives of RBCCM, but no discussions progressed to the point of entering into a confidentiality and standstill agreement with Carrizo.

On March 26, 2019, Mr. Johnson met with the chief executive officer of Company G at an industry conference to discuss matters of mutual interest, and Mr. Johnson raised the possibility of a business combination of the two companies. The chief executive officer of Company G acknowledged he would be interested in exploring that possibility and agreed to share information under a mutual confidentiality and standstill agreement.

On March 28, 2019, Carrizo executed a mutual confidentiality and standstill agreement with Company E.

On March 28, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM and Baker Botts. Representatives of RBCCM discussed (i) the process of exploring potential business combinations, (ii) recommendations for additional potential transaction counterparties, (iii) the eight publicly traded oil and gas companies that representatives of RBCCM and Carrizo management recommended for further potential engagement as a transaction counterparty, and (iv) the proposal received from Company B on March 7, 2019. The Carrizo board determined not to accept Company B’s proposal or negotiate exclusively with it in light of the expected process with other potential counterparties. Mr. Johnson also reviewed with the Carrizo board the developments regarding Company F’s interest in a cash acquisition of Carrizo. The Carrizo board discussed the possibility of a cash sale to a private company such as Company F or a private equity buyer versus a stock-for-stock transaction. The Carrizo board discussed the advantages of a stock transaction and the disadvantages of causing Carrizo shareholders to be cashed out of their investment without the possibility of participating in future upside of a combined company or in future industry consolidations. The Carrizo board noted that these disadvantages were enhanced by both Carrizo’s relatively low stock price from a historical perspective and the uncertainty in the oil and gas industry. The Carrizo board also discussed the relative merits of continuing as a standalone company versus seeking a strategic business combination transaction. A representative of Baker Botts discussed the directors’ fiduciary duties in connection with Carrizo’s process of exploring potential strategic transactions.

On March 30, 2019, representatives of each of J.P. Morgan and RBCCM discussed Carrizo’s decision to engage in a sales process with multiple parties. Representatives of RBCCM informed representatives of J.P. Morgan that Carrizo wanted Callon to participate in such a process. Representatives of J.P. Morgan indicated that Callon might participate but advised representatives of RBCCM that Callon would continue to consider other possible transactions in lieu of a potential business combination with Carrizo.

On April 2, 2019, Mr. Morton and counsel to Company F exchanged drafts of a mutual confidentiality and standstill agreement.

On April 2, 2019, Company B delivered a letter to Mr. Johnson to notify Carrizo that Company B had formally revoked the offer reflected in its March 7, 2019 letter. Subsequently, the chief executive officer of Company B spoke with Mr. Johnson and explained that although Company B had formally revoked its proposal, Company B remained interested in a potential transaction with Carrizo and encouraged Mr. Johnson to contact him again prior to accepting any other proposal.

On April 4, 2019, Company D informed representatives of RBCCM that it was no longer interested in pursuing a transaction with Carrizo. That same day, the Callon board met and received a presentation from representatives of J.P. Morgan regarding current trends in the exploration and production industry generally, recent merger and acquisition activity in the industry, the current status of the potential transaction with Carrizo and other matters. Following these discussions, the Callon board instructed Callon’s executive management team to continue their due diligence efforts on Carrizo and further analyze the merits of a potential business combination.

On April 8, 2019, Messrs. Gatto and Johnson spoke telephonically, together with their respective advisors from each of J.P. Morgan and RBCCM, to discuss the potential business combination between Callon and Carrizo, including the parties’ efforts to quantify operational synergies and analyze the financial impact of the transaction. Mr. Gatto reiterated the Callon board’s interest in pursuing a transaction with Carrizo. Mr. Johnson responded by noting that the Carrizo board was committed to its sales process and was conducting due diligence on the parties involved in such sales process. To further efforts toward a potential business combination between Callon and Carrizo, the parties agreed to an in-person due diligence session later that week. On April 11, 2019, representatives from Callon and Carrizo met for a technical due diligence session.

On April 17, 2019, Carrizo and Callon had a meeting of the two companies’ technical teams at J.P. Morgan’s offices, with representatives of each of J.P. Morgan, RBCCM, and Lazard present, to discuss technical matters, including geological information, reservoir engineering, facilities, and other operational components, and legal diligence with Callon.

On April 22, 2019, Mr. Morton instructed representatives of Baker Botts to prepare a form draft merger agreement that could be uploaded to the VDR for use by potential merger candidates. Also on that day, Callon received access to a new VDR established by Carrizo.

On April 23, 2019, Carrizo executed a mutual confidentiality and standstill agreement with Company G.

Also on April 23, 2019, Callon and Carrizo held a finance diligence meeting attended by the chief financial officers and finance personnel of each company at RBCCM’s offices, with representatives of each of J.P. Morgan, RBCCM, and Lazard present.

On April 30, 2019, representatives of RBCCM provided a process letter to Callon and other participants in Carrizo’s sales process. The process letter requested that Callon return a proposal by May 31, 2019 specifying, among other things, a description of Callon’s assets and operations, Callon’s proposed transaction structure and valuation, key assumptions, sources of funding, timing and plans with respect to employees, company operations and governance. The process letter also required a mark-up of the draft merger agreement prepared by Baker Botts.

On May 2, 2019, members of management of Company E presented to Carrizo an overview of Company E’s assets and operations and members of management of Carrizo presented to Company E an overview of Carrizo’s assets and operations, with representatives of each of Lazard, RBCCM, and Company E’s financial advisors present. Carrizo and Company E continued to perform mutual due diligence and held discussions regarding a potential business combination transaction until July 8, 2019, when Carrizo signed an exclusivity agreement with Callon.

On May 7, 2019, representatives of Callon and Carrizo met to discuss general and administrative synergies, open due diligence items and financing scenarios in connection with the proposed business combination. That same day, Mr. Johnson and Mr. Webster met with the chief executive officer and the chief operating officer of Company E so that Company E could explain its vision for a combined company, express its interest generally, and answer any questions from the Carrizo representatives.

The Callon board met for a regularly scheduled board meeting on May 8, 2019 and discussed, among other things, the status of due diligence efforts and the financial, operational and other characteristics of the potential business combination. Callon’s executive management team discussed with the Callon board the ongoing due diligence with Carrizo, developing views on synergies, a refreshed look at the potential exchange ratio and relative ownership, governance matters and key points for negotiation of a merger agreement. The Callon board continued to recognize the merits of a combination with Carrizo and instructed Mr. Gatto to meet with Mr. Johnson to continue discussions regarding the potential transaction.

The next week, on May 13, 2019, Messrs. Gatto, Johnson and Webster met to discuss the merits of a potential business combination of Callon and Carrizo. Mr. Gatto expressed Callon’s interest in Carrizo’s technical team and other employees and explained that he expected Callon’s current executive management would remain in place for the combined company. That same day, members of Carrizo’s management attended a presentation by management of Company C and its financial advisor, which, through that financial advisor, had reengaged with Carrizo as part of a formal process that Company C had initiated to seek a buyer for itself. Company C sought to continue discussions about Carrizo acquiring Company C, but now sought a transaction in which Carrizo would be required to pay a significant premium to Company C’s shareholders. Following additional diligence, Carrizo management determined, and later recommended to the Carrizo board, that it was not interested in nor was it advisable to continue seeking to acquire Company C on such terms.

On May 14, 2019, members of Carrizo management met with senior business development representatives and financial and technical advisors from Company G and provided them with a detailed technical presentation on Carrizo. While Company G indicated interest in Carrizo, it advised representatives of Lazard that it would likely be unable to meet the May 31, 2019 deadline established by Carrizo’s financial advisors and, ultimately, did not submit a bid. That same day, Carrizo made available in its VDR a form of draft merger agreement. The draft contemplated, among other things: (i) a reverse triangular merger that would be tax-free to Carrizo shareholders; (ii) non-solicitation provisions that would allow the Carrizo board, under certain circumstances, to change its recommendation in the event of a superior proposal or intervening event and to terminate the merger agreement to accept a superior proposal and that would allow the board of the counterparty, under certain circumstances, to change its recommendation in response to an intervening event (including alternative proposals) but not terminate the agreement to accept a superior proposal and not to respond to or accept a superior proposal; and (iii) a termination fee based on an unspecified percentage of Carrizo’s equity value payable by Carrizo in the event the agreement was terminated by Carrizo to accept a superior proposal or by Carrizo or the counterparty following a change in recommendation or the entry into an alternative proposal within 12 months of termination in certain circumstances. Members of Callon management and representatives of Kirkland discussed and evaluated the terms of the draft merger agreement over the following days.

On May 16, 2019, the Carrizo board met, together with members of Carrizo management, during which Mr. Johnson updated the Carrizo board regarding the process of exploring a strategic transaction and explained that the process currently provided for proposals to be made by a deadline of May 31, 2019. Mr. Johnson reviewed preliminary net asset value (“NAV”) analyses of Carrizo, one of which had been prepared by management and one of which had been prepared by RBCCM based on preliminary forecasts and assumptions provided by Carrizo management, as well as a preliminary NAV analysis of Callon that had been prepared by RBCCM based on preliminary forecasts and assumptions provided by Carrizo management. Mr. Morton discussed provisions of Carrizo’s form of draft merger agreement that had been placed in the VDR. The Carrizo board asked management to continue with its process of exploring strategic transactions.

On May 20, 2019, Company E provided a detailed technical and management presentation, including the strategic rationale for a merger, to senior Carrizo representatives at Lazard’s offices, with representatives of each of RBCCM and Lazard present.

The Callon board convened a special meeting on May 22, 2019 to discuss the potential business combination of Callon and Carrizo. The Callon board discussed the terms of the draft merger agreement and the results of legal and financial due diligence. The Callon board and Callon management team, together with input from representatives of J.P. Morgan, discussed the merits of the proposed business combination. The Callon board authorized the Callon management team to continue to engage in due diligence efforts and asked J.P. Morgan to engage with Carrizo’s financial advisors to further efforts toward a potential business combination. Representatives of Kirkland discussed the proposed structure of the transaction, including the benefits and disadvantages of a direct merger between Callon and Carrizo. After further discussions with Callon management and representatives of each of Kirkland and J.P. Morgan, and an overview of valuation analyses of Callon, Carrizo, and the pro forma company, the Callon board authorized Callon management to submit a non-binding proposal to Carrizo contemplating, among other things: (i) an exchange ratio whereby Carrizo’s shareholders would own up to 45% of the combined company, (ii) the provision of a fully underwritten commitment letter for an amended and upsized revolving credit facility with a borrowing base of no less than $2 billion, (iii) two members of the Carrizo board would be invited to join the board of directors of the combined company, and (iv) a mutual termination fee equal to 4.0% of Carrizo’s equity value. The Callon board directed the Callon management team and the advisors to prepare a bid letter and to continue to engage with Carrizo and its advisors to further efforts toward a potential business combination.

On May 23, 2019, representatives of each of RBCCM and Lazard received an unsolicited call from executives of Company H stating that Company H would be interested in a transaction. The Company H executives said that Company H did not believe it would be able to submit a proposal by the May 31, 2019 deadline, but would submit such a proposal shortly thereafter. On May 24, 2019, Carrizo executed a mutual confidentiality and standstill agreement with Company H.

Each confidentiality and standstill agreement entered into by Carrizo that is described in this section contained customary “standstill” and “don’t ask, don’t waive” provisions, subject to a customary “fall away” provision, which provided that the restrictions in the “standstill” would terminate if, among other things, either party to the agreement entered into a business combination agreement with a person or group that would result in such party’s common equity holders owning less than 50% of the common or equivalent equity of the surviving entity resulting from such business combination. These standstill provisions also did not prohibit the chief executive officer of either party from making a non-public proposal to the chief executive officer of the other party. As a result, the standstill provisions should not have a deterrent effect on the ability of a third party to make an offer to acquire Carrizo after execution of the merger agreement, as the merger will result in Carrizo’s common equity holders owning less than 50% of the common stock of Callon.

Representatives of each of Kirkland and Baker Botts held a telephonic meeting on May 29, 2019 to discuss the contemplated structure of the transaction, including the potential merits of a direct merger structure in comparison to a reverse triangular merger. That same day, Mr. Johnson had lunch with the chief executive officer of Company E, who indicated that Company E was expecting to make an offer to acquire Carrizo in a stock-for-stock transaction with a modest premium and explained that Company E was open to adding a Carrizo director to the board of directors of the combined company.

On May 30, 2019, representatives of Kirkland sent to Baker Botts a revised draft merger agreement that included changes to the Carrizo form of merger agreement that had been placed in the VDR. The draft of the merger agreement, among other things, (i) reflected the terms set out above, other than the direct merger structure changes that were in process, and (ii) provided that Callon, but not Carrizo, could enter into agreements for mergers and other alternative transactions without the need to terminate the agreement. Later that day, representatives of each of Kirkland and Baker Botts discussed certain issues in Callon’s draft merger agreement.

Also on May 30, 2019, the Callon management team provided an update to the Callon board regarding preparation of the bid for the proposed acquisition of Carrizo. Management briefed the Callon board on the preliminary view of the parties to structure the transaction as a direct merger of Callon and Carrizo, with Callon surviving and continuing as a Delaware corporation, in order to, among other things, minimize the impact of certain change of control provisions in each company’s agreements. The Callon board also reviewed (i) the proposed exchange ratio of 1.945 shares of Callon common stock for each share of Carrizo common stock outstanding immediately prior to the merger, which would translate into Carrizo’s shareholders owning approximately 45% of the combined company, (ii) the proposed revisions to the merger agreement, and (iii) the draft bid letter with an expiration date of June 7, 2019.

On May 31, 2019, representatives of Callon submitted the non-binding proposal discussed above to the Carrizo board.

On May 31, 2019, a member of management of Company G informed a representative of Lazard that it would not be making a proposal for a business combination with Carrizo.

On May 31, 2019, Company E submitted to Carrizo a non-binding offer letter with respect to the acquisition of 100% of the outstanding common stock of Carrizo, together with a revised draft merger agreement that included changes to the Carrizo form of merger agreement that had been placed in the VDR. Under the terms of the offer letter, Carrizo shareholders would receive a fixed exchange ratio of Company E common shares for each share of Carrizo common stock, which implied a premium to Carrizo’s stock price as of closing on May 30, 2019.

On May 31, 2019, the chief executive officer of Company H called Mr. Johnson to discuss Company H’s interest in Carrizo, and the benefits of a combination of the two companies, and to describe other possible business combination transactions that were also of interest to Company H that would be complementary to a combination of Company H and Carrizo, but Company H did not submit a proposal at that time.

On May 31, 2019, Mr. Johnson called the chief executive officer of Company B to inquire whether Company B had a continued interest in Carrizo and to note that it would need to significantly increase the premium it had previously offered to make a competitive offer. The chief executive officer of Company B declined to make a new proposal but told Mr. Johnson that Company B would be interested in hearing back from Mr. Johnson if Carrizo wanted to discuss a “merger of equals” transaction.

On June 3, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts, to provide an update on Carrizo’s process of exploring strategic combinations, including the recent developments with Company H. The financial advisors noted that, since Carrizo had begun active diligence efforts with Company B in late 2018, there had been ten potentially interested publicly traded oil and gas companies (including Company B) with which Carrizo or its financial advisors had been in contact, six of which had executed non-disclosure agreements and three of which had provided non-binding proposals, although one such proposal had later been withdrawn. The proposals from Callon and Company E were the only active proposals that had been received by the May 31, 2019 deadline established by Carrizo’s financial advisors. Carrizo’s financial advisors focused on the proposals received from Callon and Company E and representatives of each of RBCCM and Lazard provided a preliminary financial analysis based on publicly available information and preliminary perspectives on the two proposals. Representatives of each of RBCCM and Lazard noted that Callon’s proposal provided a higher implied value than that of Company E. For informational purposes, representatives of each of RBCCM and Lazard explained that Company B’s proposal, although withdrawn, would have had a still lower implied value at May 31, 2019 and was also at a discount to Carrizo’s market price at May 31, 2019. Representatives of RBCCM also discussed with the Carrizo board information regarding Company H. The Carrizo board discussed whether Carrizo should engage in any strategic transaction and noted that significant benefits of a business combination would be attributable to the cost savings and other synergies resulting from such transaction. The Carrizo board directed management to obtain additional information to further quantify the cost savings and other synergies expected by Callon and Company E. Also, representatives of Lazard explained that further information was necessary with respect to Company E to allow it to analyze Company E so as to better advise on the relative merits of the two proposals. Additionally, the Carrizo board asked management and the financial advisors to determine if Company H would make an acceptable proposal. Mr. Morton discussed with the Carrizo board the mark-ups of the form merger agreement received from Callon and Company E.

On June 4, 2019, Mr. Johnson advised Mr. Gatto that Callon would receive a letter in response to the Callon proposal that, among other things, would request additional information from Callon.

On June 5, 2019, Carrizo’s financial advisors sent letters to each of Callon and Company E seeking additional information regarding expected cost savings and other synergies, the contemplated business plan of the combined company, and the merger and acquisitions plan of the respective combined company. That same day, at the direction of the Callon board, a representative of J.P. Morgan, Callon’s financial advisor, spoke with a representative of RBCCM to (i) advise that Callon’s intention was to retain Carrizo’s Eagle Ford assets, (ii) confirm that that corporate G&A cost savings related to a proposed transaction between Carrizo and Callon identified by Callon were estimated to be $35 million per annum, (iii) confirm Callon’s willingness to provide more information to Carrizo to assist in understanding its proposal, and (iv) confirm Callon’s stated intention to withdraw its offer letter and cease working on its proposal after the expiration date of June 7, 2019 set out in its proposal letter.

On June 6, 2019, representatives from Callon’s and Carrizo’s management teams met in Houston, Texas to discuss the information requests posed in the June 5th letter, including Callon’s projected synergies from a combination of the two companies. Following discussion, Carrizo’s senior management indicated that its board required more time to consider Callon’s proposal and Callon’s senior management agreed to provide Carrizo with additional information on the potential cost savings and other synergies related to the proposed transaction. Over the following two weeks, Callon’s and Carrizo’s management teams communicated intermittently regarding various procedural matters and due diligence issues.

Also on June 6, 2019, representatives of Kirkland sent a revised draft of the merger agreement to Baker Botts reflecting a direct merger structure as contemplated by Callon’s non-binding proposal.

On June 7, 2019, Mr. Johnson informed Mr. Gatto that Carrizo expected to require at least another week to complete a comprehensive review and evaluation of Callon’s bid. Mr. Gatto responded by affirming the two parties’ constructive discussions since January 2019, expressing disappointment that Carrizo was unable to determine whether to proceed with Callon and reiterating that Callon’s non-binding offer would expire at the end of the day. Mr. Gatto also noted that he would discuss with his board the possible submission of a revised proposal.

Over the weekend of June 8-9, 2019, the chief executive officer of Company F called Mr. Johnson to inform him that Company F would not be submitting a proposal for a business combination with Carrizo.

On June 10, 2019, members of the management teams of Carrizo and of Company E and a representative of Lazard attended a meeting at Lazard’s offices to discuss expected cost savings and other synergies in a proposed transaction between the two companies.

On June 12, 2019, the chief executive officer of Company E and Mr. Johnson discussed the possibility of two Carrizo-designated directors being added to Company E’s board.

On June 13, 2019, Company H submitted to Carrizo a non-binding offer letter with respect to the acquisition of 100% of the outstanding common stock of Carrizo. Under the terms of the offer letter, Carrizo shareholders would receive a fixed exchange ratio of Company H common shares for each share of Carrizo common stock, which implied a premium to Carrizo’s stock price as of closing on June 12, 2019. The implied value per share as of closing on June 12, 2019 of Carrizo stock in the proposal was below that in both Callon’s and Company E’s proposals.

On June 14, 2019, Mr. Gatto delivered a letter to Mr. Johnson to reiterate Callon’s interest in a stock-for-stock merger with Carrizo and to confirm it was prepared to resubmit a merger proposal.

On June 17, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts, to discuss the ongoing exploration of strategic transactions and the three proposals received from Callon, Company E and Company H. Members of Carrizo management presented a preliminary NAV analysis of Carrizo, Callon, and Company E, and representatives of RBCCM discussed with the Carrizo board (i) the results of the bid process since the previous Carrizo board meeting, (ii) a preliminary financial analysis of Carrizo, (iii) a preliminary financial analysis of Callon, including Callon’s projections, prepared by Carrizo’s management, (iv) a discussion of the preliminary cost savings and other synergies as a result of a business combination between Carrizo and Callon, totaling between $120 million and $190 million (per year and on a pre-tax basis), and consisting of $10 million to $20 million of interest savings identified by Carrizo management and the remainder identified by Callon management consisting of operational synergies (including optimized capitalized allocation), and cash general and administrative savings, and (v) preliminary perspectives on a merger with Callon. Representatives of Lazard discussed with the Carrizo board (i) a preliminary financial analysis of Company E, including Company E’s projections, prepared by Company E’s management, (ii) preliminary perspectives on a merger with Company E, (iii) a discussion of the cost savings and other synergies expected as a result of a business combination that were presented by Company E, and (iv) financial and legal issues with respect to Company E’s operations. Mr. Johnson explained that he believed additional work should be done to analyze the expected cost savings and other synergies claimed by Callon and Company E. In addition, representatives of RBCCM discussed with the Carrizo board (i) the non-binding indication of interest received from Company H, (ii) the key terms of Company H’s proposal and that the merger cost savings and other synergies with Company H had not been quantified by Company H, (iii) Company H’s failure to submit a mark-up of the form of draft merger agreement with its proposal, as requested in Carrizo’s bid instructions provided to prospective bidders, (iv) financial analyses of Company H, including current and historical stock trading prices and liquidity metrics based upon publicly available information, and (v) the fact that the analyses of Company H performed to date were based on public information, as Carrizo did not yet have access to a VDR from Company H to perform due diligence on Company H and its assets. Representatives of RBCCM provided summary information reflecting that, based on June 14, 2019 closing share prices, the ranking of the implied values of the three active proposals received was that Callon’s proposal had the highest implied value, Company E’s proposal had the next highest implied value and Company H’s proposal had the lowest implied value. The Carrizo board directed management and Carrizo’s financial advisors to refine their respective analyses of the cost savings and other synergies identified by both Callon and Company E and to obtain additional information from both bidders regarding the steps that would be taken following any transaction to capture any identified cost savings and other synergies, and Carrizo’s technical team to gather relevant additional data regarding the assets of both Callon and Company E. Management was also asked to continue to work toward obtaining finalized and improved proposals from the bidders.

On June 18, 2019, Mr. Johnson, at the suggestion of the chief executive officer of Company H, spoke with a large shareholder of Company H about that company, its recent activities and its future plans. The large shareholder expressed confidence in Company H, but informed Mr. Johnson that strategic transactions, in addition to a combination with Carrizo, as had been previously mentioned by the chief executive officer of Company H, would be difficult to achieve in the near term.

On June 19, 2019, Mr. Johnson informed Mr. Gatto that the Carrizo board remained interested in a transaction with Callon but expected there would be an improvement of Callon’s proposed exchange ratio and would like to have additional Carrizo directors appointed to the Callon board so that the board representation would be more in line with the post-combination pro forma ownership by current Carrizo shareholders. Carrizo also wanted to have a better understanding regarding cost savings and other synergies related to a proposed transaction between Carrizo and Callon.

On June 20, 2019, Mr. Johnson conveyed to the chief executive officer of Company E that the Carrizo board was focused on understanding the cost savings and other synergies related to a potential merger with Company E and that Carrizo would need to complete its diligence investigation of Company E.

On June 20, 2019, Mr. Johnson contacted the chief executive officer of Company H to notify him that its proposed premium in its offer letter dated June 13, 2019 was below that of other bidders.

On June 21, 2019, representatives of J.P. Morgan, on behalf of Callon, requested that Carrizo enter into an exclusivity agreement whereby it would negotiate exclusively with Callon.

On June 24, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts, to discuss an update on the process of exploring strategic transactions. Mr. Johnson informed the Carrizo board that (i) Carrizo, its financial advisors and its legal advisors had been in frequent contact with Callon and Company E, (ii) Carrizo and its financial advisors had also been working on Company H’s proposal, and (iii) although Company H’s proposal offered a lower implied value for Carrizo’s shareholders compared to the other two proposals, he believed discussions with Company H on its proposal should continue. Representatives of each of RBCCM and Lazard presented preliminary valuation materials based upon further refinements provided by Carrizo management to the models for Callon and Company E and preliminary pro forma combined company analysis based on the current proposals. The financial advisors discussed that, based on closing prices as of June 21, 2019, the current implied value of the proposal from Company E was slightly higher than the implied value of the proposal from Callon, and that the implied value in both such proposals continued to significantly exceed that of Company H’s proposal. The Carrizo board discussed the merits and considerations of continuing as an independent company, including challenges to smaller exploration and production companies from both the decline of interest by the investing public and the decreased availability of financing and the difficulties in achieving further cost savings as a standalone company. The Carrizo board discussed the relative merits of the pending proposals. The Carrizo board agreed upon the desirability of developing scale in the Permian Basin and noted that a transaction with Callon would better achieve this goal. The Carrizo board believed that the combined company’s assets and operations resulting from a combination with Callon provided a better strategic fit than those resulting from a combination with Company E and that cost savings and other synergies were more likely to be achieved with Callon. The Carrizo board expressed its belief that both Callon and Company E could benefit from Carrizo’s technical expertise and that additional board seats for Carrizo directors would help to ensure that either combined company could integrate this expertise into its operations. The Carrizo board also discussed Company H’s proposal, but noted that, especially with its lower implied value, it did not appear to be as attractive as the other two proposals. As a result of the meeting, the Carrizo board (i) determined that Carrizo should continue its dialogue with Callon and Company E and remain engaged with Company H despite the implied value of its proposal being significantly below the implied values of the proposals of the other two potential counterparties, and (ii) directed Mr. Johnson to communicate to Callon that it was currently the preferred potential merger partner, but request that Mr. Gatto (a) improve Callon’s proposed exchange ratio from the then current 1.945 Callon shares for each Carrizo share to closer to 2.4 Callon shares for each Carrizo share, which would result in Carrizo shareholders owning approximately 50% of the combined company, and (b) increase the number of Carrizo directors to be appointed to the Callon board to be commensurate with Carrizo’s equity ownership percentage in the combined company. The Carrizo board determined, however, not to grant negotiating exclusivity to any party at this time. The Carrizo board directed Mr. Johnson to communicate to Company E Carrizo’s hesitation regarding its proposal, but also to press Company E to provide an increased exchange ratio and additional board seats for Carrizo directors.

On June 25, 2019, representatives from Callon’s and Carrizo’s management met in Houston, Texas to discuss various aspects of the proposed transaction. Carrizo suggested that the exchange ratio should reflect a pro forma equity split of close to 50% for Carrizo’s historical shareholders and proportional board representation. Members of Callon’s management commented that equal board representation and a merger of equals were not, in their view, appropriate but agreed to take Carrizo’s request back to the Callon board. That day, representatives of Baker Botts distributed a revised draft of the merger agreement that, among other things, included (i) proportional board representation for Carrizo, (ii) the removal of Callon’s ability to respond to and accept a superior proposal during the period between signing and closing, and (iii) a termination fee equal to 3.9% of the applicable party’s equity value.

On June 25, 2019 and June 26, 2019, Mr. Johnson contacted the chief executive officer of Company E and discussed with him Carrizo’s request to Company E regarding an improvement in the proposed exchange ratio and an increase in the number of Carrizo directors to be appointed to Company E’s board to a number more representative of the relative share ownership of the two shareholder bases in the combined company and informed him of the proposed timing of the process, which contemplated potentially signing a merger agreement during the second week of July 2019.

On June 26, 2019, members of Carrizo’s senior management team and representatives of each of RBCCM and Lazard met with members of Company H’s senior management team to better understand Company H and its perspective on the strategic benefits of a combination with Carrizo.

On June 27, 2019, the Callon board met telephonically to discuss the latest developments with the potential Carrizo transaction, including discussions regarding the exchange ratio and other proposed terms of the merger agreement. The Callon board also discussed the advisability of requesting an agreement providing for a period of exclusive negotiations between Callon and Carrizo. The Callon board authorized Mr. Gatto to respond to Carrizo with a proposal for an exchange ratio of 1.995 shares of Callon common stock for each outstanding share of Carrizo common stock and two board seats for Carrizo’s current directors on the board of the combined company. The Callon board also authorized Callon’s executive management team to negotiate an exclusivity agreement with Carrizo.

The next day, Mr. Johnson engaged in discussions with Mr. Gatto to (i) convey Carrizo’s request to Callon for an improved proposal in advance of Callon’s next board meeting, and (ii) discuss the size of the board of the pro forma combined company, exclusivity and timing. Later on June 28, 2019, Callon sent an exclusivity agreement to Carrizo proposing that Carrizo exclusively negotiate with Callon for a period to be agreed upon between the parties. On June 29, 2019, representatives of Baker Botts returned a draft of the exclusivity agreement to Callon and Kirkland proposing, among other things, that the obligation to negotiate exclusively be mutual.

On July 1, 2019, Mr. Johnson discussed the proposed exchange ratio and Carrizo’s request for an improved proposal with the chief executive officer of Company E.

On July 2, 2019, Mr. Gatto advised Mr. Johnson that Callon would be interested in pursuing an all-stock transaction at an exchange ratio of 1.995 shares of Callon common stock for each outstanding share of Carrizo common stock. Further, Mr. Gatto indicated that the Callon board would be expanded to include two current Carrizo directors and provide a one-year role for Mr. Johnson to serve as a special advisor. Based on information provided by Carrizo regarding its outstanding shares, an exchange ratio of 1.995 would result in approximately 45.5% of the issued and outstanding Callon common stock following the closing of the proposed transaction being held by holders of Carrizo common stock immediately prior to the merger. Mr. Johnson indicated that he would discuss that proposal with the Carrizo board and respond to Mr. Gatto in due course. Also on July 2, 2019, representatives of Callon and Carrizo met in person in Houston, Texas, to continue due diligence on financial matters related to the potential transaction.

That same day, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts, to receive an update on the process of exploring strategic transactions. The Carrizo board discussed Callon’s improved proposal. Mr. Johnson informed the Carrizo board that the chief executive officer of Company E had not yet responded to Carrizo’s request to increase the exchange ratio and the number of Carrizo directors to be appointed to Company E’s board. Mr. Johnson also reported on the meeting between Carrizo’s management and Company H’s management on June 26, 2019, Carrizo’s management’s view of Company H’s business plan and the fact that Company H’s proposed exchange ratio continued to result in an implied value that was significantly less than those in the proposals by Callon or Company E. The Carrizo board indicated it would need Company H’s implied premium to be significantly increased in order to remain interested in a combination with that company. The Carrizo board discussed Callon’s counterproposal, including the fact that, as a result of fluctuations in stock market prices, Callon’s proposed exchange ratio resulted in a higher implied value than that of Company E. The Carrizo board also noted (i) its preference for Callon’s assets and structure, and its belief that Callon provided a better strategic fit with Carrizo than Company E or Company H, and (ii) that Callon’s all-stock proposal allowed for increased scale that could benefit Carrizo shareholders through their participation in the results of the combined company and its ability to participate in possible future industry consolidation. The Carrizo board (i) instructed Mr. Johnson to (a) request that Callon increase Carrizo’s ownership interest in the pro forma combined company to 47% and increase the number of Carrizo directors to be appointed to the Callon board from two to four seats, and (b) seek to have one of the Carrizo board designees serve as chairman of Callon’s nominating and corporate governance committee, (ii) authorized Mr. Johnson and Mr. Webster to approve an exclusivity agreement in connection with obtaining an improved proposal from Callon, and (iii) instructed Mr. Johnson to request that (a) Company E present its highest and best offer with respect to the exchange ratio and the number of Carrizo directors to be appointed to Company E’s board, and (b) Company H present its highest and best offer with respect to the exchange ratio.

Later in the day, representatives of Kirkland sent Baker Botts a revised draft of the merger agreement reflecting Mr. Gatto’s proposal and other changes, including largely reciprocal non-solicitation provisions, except that Callon, but not Carrizo, could enter into agreements for mergers and other alternative transactions without the need to terminate the agreement, and termination rights and termination fee triggers, except that only Carrizo would have the right to terminate the merger agreement to accept a superior proposal. Later that evening, Mr. Johnson contacted the chief executive officer of Company E to request Company E’s highest and best proposed exchange ratio offer and number of Carrizo directors to be appointed to Company E’s board. The chief executive officer of Company E indicated that he would get back to Mr. Johnson the next day. Following the call, representatives of Baker Botts sent a revised draft of the merger agreement to Company E’s legal counsel.

On July 3, 2019, Mr. Johnson advised Mr. Gatto that the Carrizo board wanted an exchange ratio that would result in approximately 47% of the issued and outstanding Callon common stock following the closing of the proposed transaction being held by former shareholders of Carrizo, together with four Carrizo directors joining the board of directors of the combined company. Mr. Gatto expressed his concern as to the effect of Carrizo’s proposed exchange ratio on the attractiveness of the transaction to Callon’s shareholders and his hesitation in increasing the size of the Callon board from eight to twelve members. Mr. Gatto told Mr. Johnson that he would need to consult with his board.

That same day, the chief executive officer of Company E informed Mr. Johnson that the exchange ratio proposed by Company E in its May 31, 2019 offer letter was already its highest and best offer. Later that day, Company E submitted to Carrizo a revised offer letter with respect to the acquisition of 100% of the outstanding common stock of Carrizo. Under the terms of the offer letter, Carrizo shareholders would receive a fixed exchange ratio of Company E common shares for each share of Carrizo common stock, which was unchanged from its May 31, 2019 offer. With respect to the composition of the board of directors of the combined company, Company E agreed to increase the size of the board to consist of ten directors, three of whom would be current Carrizo directors, two of whom would be independent from Company E under applicable stock exchange rules and proxy advisor policies. The offer letter requested a 12-day exclusivity period to complete diligence, finalize documentation and announce a transaction.

Also on July 3, 2019, Mr. Johnson called the chief executive officer of Company H and asked for Company H to make its highest and best offer. The chief executive officer of Company H declined to raise its offer, but instead proposed to make a presentation to the Carrizo board regarding the strategic rationale of a proposed transaction with Company H.

On July 5, 2019, representatives of each of Kirkland and Baker Botts spoke by telephone to discuss items in the merger agreement.

On July 6, 2019, the Callon board met to discuss the status of negotiations regarding the proposed transaction with Carrizo, discuss an increased exchange ratio and proposals for Carrizo participation on the combined company board. After discussions with management, representatives of each of J.P. Morgan and Kirkland, the Callon board authorized Mr. Gatto to, among other things, increase the exchange ratio to 2.05 shares of Callon common stock for each outstanding share of Carrizo common stock, propose three board seats for current Carrizo directors on the board of the combined company, one selected by Callon and two selected by Carrizo, and request voting agreements from Carrizo’s directors and executive management in favor of the merger.

Later that day, Messrs. Gatto and Johnson spoke regarding a revised proposal from Callon, which included an exchange ratio of 2.05 shares of Callon common stock for each outstanding share of Carrizo common stock and three board seats for current Carrizo directors on the board of the combined company, two of which would be chosen by Carrizo and one of which would be chosen by Callon, and requested exclusivity with Carrizo through July 15, 2019. Mr. Johnson and Mr. Webster offered an exclusivity agreement with Callon if two of the three board seats given to Carrizo would be Class I directors of the Callon board and if one of the three board seats given to Carrizo would be a Class III director of the Callon board. Mr. Gatto also requested voting agreements from Carrizo’s directors and executive management in favor of the merger and said he would consult with the Callon board regarding the class of directorships. Mr. Morton sent the Carrizo board an update of the results of these discussions. Based on the number of shares of Carrizo common stock outstanding, an exchange ratio of 2.05 would result in approximately 46% of the issued and outstanding Callon common stock following the closing of the proposed transaction being held by holders of Carrizo common stock immediately prior to the merger.

On July 7, 2019, representatives of Kirkland provided Baker Botts with a draft voting and support agreement, which provided that each of the directors and executive officers of Carrizo would agree, subject to certain terms and conditions, to vote all shares of Carrizo common stock beneficially owned by such person in favor of the approval of the merger agreement and the merger. Later that evening, representatives of Baker Botts sent a revised draft of the voting and support agreement to Kirkland. The parties continued to negotiate the voting and support agreements through July 11, 2019, during which time representatives of each of Kirkland and Baker Botts engaged in discussions on outstanding issues.

On July 8, 2019, Messrs. Gatto and Johnson continued to negotiate the terms of the transaction. Mr. Johnson indicated that the Carrizo board would likely be willing to pursue a transaction on the terms outlined by Mr. Gatto on July 6, 2019. Later that same day, Callon and Carrizo executed an exclusivity agreement providing that each of Callon and Carrizo would negotiate exclusively with each other regarding a potential business combination until 11:59 p.m. CDT on July 15, 2019.

That same day, representatives of each of Callon, Kirkland, Carrizo, and Baker Botts met at Kirkland’s offices in Houston, Texas to discuss outstanding issues in the merger agreement and the parties’ due diligence efforts.

On July 9, 2019, the Callon board met to discuss the proposed transaction with Carrizo. Certain members of Callon management and representatives of each of J.P. Morgan and Kirkland were also in attendance. Ms. Ecklund provided the Callon board with an update regarding the status of the merger agreement and other documentation with respect to the potential transaction. Ms. Ecklund and representatives of Kirkland commented on the material open items in the merger agreement and the efforts and preliminary findings of Callon’s due diligence review. Representatives of Kirkland also provided an overview of the board’s fiduciary duties with respect to transactions of this nature. Representatives of J.P. Morgan discussed various aspects of the potential transaction, including, without limitation, (i) a situation update and a summary of key transaction terms, (ii) transaction mechanics, including ownership splits based on an assumed exchange ratio, (iii) an overview of the valuation analyses of Callon and Carrizo, followed by detail regarding public market trading multiples, discounted cash flow analyses (using various price decks and other assumptions) and net asset value analyses, (iv) a comparison of broker research estimates versus net asset value model projections, (v) operating metrics for each of Callon and Carrizo, (vi) a combination analysis for Callon and Carrizo, including, among other things, an exchange ratio and ownership analysis, a contribution analysis, an accretion and dilution analysis, a relative value analysis and intrinsic value creation analysis, and (vii) a pro forma analysis for the combined company. The Callon board discussed the merits of the transaction and the financial analyses provided by J.P. Morgan, together with benefits expected to be achieved by Callon’s shareholders if the transaction is consummated.

On July 10, 2019, executives of Callon and Carrizo met in Houston, Texas to discuss outstanding issues related to the transaction, including (i) Callon’s request that all members of the Carrizo board sign voting and support agreements pursuant to which each director would agree to vote all shares of Carrizo common stock beneficially owned by such individual in favor of the merger agreement and the merger, and (ii) the scope of the Callon non-solicitation provisions, expense reimbursements, and interim operating covenants in the merger agreement. Later that same day, the parties agreed that the voting and support agreements would be required of directors of Carrizo.

From July 11 until July 13, 2019, representatives of Callon, Kirkland, Carrizo and Baker Botts held telephonic meetings to finalize the outstanding terms of the merger agreement and to address outstanding due diligence items.

On the evening of July 12, 2019, Callon and Carrizo agreed on the remaining key terms with respect to the merger agreement, including expense reimbursement provisions, certain covenants in respect of the financing contemplated by the merger agreement and the treatment of the Carrizo preferred stock. Representatives of each of Kirkland and Baker Botts exchanged drafts of the merger agreement.

On July 13, 2019, the Carrizo board held a meeting attended by Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts to receive an update on the process of exploring strategic transactions. Representatives of Baker Botts discussed the directors’ fiduciary duties in evaluating and approving the proposed merger. They also discussed with the Carrizo board a detailed summary of the terms of the merger agreement, including the direct merger structure, treatment of the Carrizo preferred stock, deal protection and termination provisions, related termination fee or expense reimbursement triggers, employee matters, pre-closing covenants, as well as the voting and support agreements. Representatives of each of RBCCM and Lazard discussed with the Carrizo board their respective financial analyses with respect to Carrizo, Callon, and the proposed merger. Following this discussion, (i) RBCCM rendered to the Carrizo board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 13, 2019, that, as of the date of such opinion, and based on and subject to the assumptions, qualifications, limitations, and other matters as set forth in its written opinion, the exchange ratio provided for in the merger was fair from a financial point of view to the holders of common stock of Carrizo, and (ii) Lazard rendered to the Carrizo board its oral opinion, which was subsequently confirmed in writing by delivery of Lazard’s opinion letter dated July 13, 2019, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications, and limitations set forth in Lazard’s written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares). Mr. Morton noted that, as of July 12, 2019, the approximate implied premium to Carrizo’s most recent closing price for each proposal was as follows: Callon – 25%; Company E – 13%; Company H – 1% and he also noted that, solely for informational purposes, the prior proposal from Company B, which had subsequently been withdrawn, now represented an approximate 24% implied discount to Carrizo’s most recent closing price. As a result, the proposal from Callon then represented the highest implied premium among the offers that had been made by such potential counterparties. Prior to the end of the meeting, the Carrizo board members present in person or telephonically, representing all of the directors of Carrizo, unanimously (i) approved the execution, delivery, and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, (ii) directed that a proposal for the approval of the merger agreement be submitted to the Carrizo shareholders, (iii) recommended that the Carrizo shareholders approve the merger agreement, and (iv) approved other matters relating to the merger agreement.

On July 14, 2019, the Callon board met to discuss the proposed transaction, including the proposed final terms of the merger agreement. Representatives of Kirkland made a presentation to the Callon board with respect to various matters, including, without limitation, (i) the board’s fiduciary duties in connection with its consideration of the transaction, (ii) an overview of the key terms of the merger agreement, including alternative treatments for Carrizo’s preferred stock, the direct merger structure and treatment of employee matters, (iii) an overview of the non-solicitation provisions of the merger agreement, (iv) the status and terms of commitment letters required for refinancing Callon’s and Carrizo’s credit facilities, (v) an illustrative timeline for the transaction from signing to closing, assuming the board approved the proposed business combination, (vi) an update of Callon’s legal due diligence efforts, and (vii) a summary of the resolutions to come before the board in connection with the proposed business combination. J.P. Morgan then provided an updated fairness presentation and responded to questions from the Callon board. Thereafter, J.P. Morgan rendered its fairness opinion to the Callon board that, as of July 14, 2019, and based upon and subject to the assumptions made and limitations to be set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Callon. J.P. Morgan subsequently confirmed its fairness opinion in writing. After discussion, the Callon board unanimously (i) determined that the merger agreement and transactions contemplated thereby, including the merger, the share issuance and the charter amendment, were advisable to Callon and its shareholders, (ii) approved the execution and delivery of the merger agreement, the performance by Callon of its covenants and agreements contained therein and the consummation of the transactions contemplated by the merger agreement, (iii) directed that the merger agreement, the share issuance and the charter amendment be submitted to Callon shareholders at a special meeting of shareholders, (iv) resolved to recommend that Callon shareholders approve the merger, share issuance and charter amendment contemplated by the merger agreement, and (v) approved other matters related to the merger agreement, the share issuance and the charter amendment.

That evening, representatives of each of Kirkland and Baker Botts finalized the terms of the merger agreement, disclosure schedules and ancillary documents, following which Carrizo and Callon executed and delivered the merger agreement that same day.

Prior to the opening of U.S. stock markets on July 15, 2019, Carrizo and Callon issued a joint news release announcing the proposed merger, and Callon, with participation of Carrizo management, hosted a conference call for the investment community to discuss the proposed merger.

Recommendation of the Callon Board and Reasons for the Merger

On July 14, 2019, the Callon board unanimously determined that the terms of the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable to Callon and its shareholders, and unanimously approved and declared advisable the merger agreement, the merger, and the other transactions contemplated by the merger agreement. The Callon board unanimously recommends that Callon’s shareholders vote “FOR” the Callon merger proposal, “FOR” the Callon compensation proposal and “FOR” the Callon adjournment proposal.

In the course of reaching its recommendation in discussions over nine separate board meetings, the Callon board consulted with Callon’s executive management team and its outside legal and financial advisors and considered several potentially positive factors, including the following (not necessarily presented in order of relative importance):

•

the merger, which is expected to be immediately accretive to non-GAAP free cash flow per share in fiscal year 2020, with positive free cash flow generation of over $100 million, based on then-current strip pricing, will substantially enhance the Callon’s ability to fund development of its Permian Basin assets;

•

the merger will create a leading mid-cap operating company with a strong stand-alone outlook, as well as a more appealing profile for future industry consolidation, through its liquids-rich production profile and increased footprint in two of Texas’ prolific shale development areas, including:

○

the opportunity for sustained, long-term growth in connection with transitioning to a model of larger scale program development, unlocking significant cost efficiencies and optimizing the combined inventory of stacked pay zones;

○	shared regional infrastructure and an improved ability to enhance technical advancements and well delineation as a larger entity focused on the Delaware Basin;

○

the addition of mature production and free cash flow in the Eagle Ford shale with a repeatable, low-risk drilling program that also provides a balance to the relatively higher capital intensity and cycle times of the Delaware Basin; and

○	an enhanced organization positioned to capitalize on a combined knowledge base and progress initiatives for increased capital efficiencies over time.

•

the acquisition of Carrizo is expected to provide additional financial flexibility to the combined company by, among other things, maintaining a strong credit profile with sufficient liquidity to fund future growth and development;

•	the merger is expected to create between $110 million and $170 million per year on a pre-tax basis of operational synergies and cost savings;

•

Callon will continue to be led by its current strong, experienced management team, and the addition of three current Carrizo directors to the Callon board post-merger is expected to add further valuable expertise, experience and in-depth familiarity with Carrizo’s assets, which will enhance the likelihood of realizing the strategic benefits from the merger;

•

the belief that the merger is superior to Callon’s continuing to operate as a stand-alone company and will bring together two organizations grounded in a shared commitment to responsible operations and with a drive to deliver industry-leading results;

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Callon board’s knowledge of, and discussions with Callon management and its advisors regarding, Callon’s and Carrizo’s business operations, financial conditions, earnings and prospects, taking into account Callon’s due diligence investigation of Carrizo;

•

the oral opinion of J.P. Morgan rendered to the Callon board on July 14, 2019 (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion addressed to the Callon board dated the same date, which is included as Exhibit C to the joint proxy statement/prospectus) to the effect that, as of the date of such opinion, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by J.P. Morgan in preparing its opinion, the exchange ratio was fair from a financial point of view to Callon, as further described in the section entitled “—Opinion of Callon’s Financial Advisor”;

•	the fact that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the restrictions imposed on Callon’s business and operations during the pendency of the merger are reasonable and not unduly burdensome;

•

the exchange ratio is fixed and will not fluctuate in the event that the market price of Carrizo common stock increases relative to the market price of Callon common stock between the date of the merger agreement and the closing of the merger;

•	the likelihood of consummation of the merger and the Callon board’s evaluation of the likely time frame necessary to close the merger;

•	Callon shareholders will have the opportunity to vote on the charter amendment proposal and share issuance proposal, which is a condition precedent to the merger; and

•	the representations, warranties, covenants and conditions contained in the merger agreement, including the following:

○

the fact that Callon has the right, subject to certain conditions, to provide non-public information in response to, and to discuss and negotiate, certain unsolicited acquisition proposals made to Callon before Callon’s shareholders approve the transaction (see the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 163);

○

the provision of the merger agreement allowing the Callon board, prior to obtaining Callon shareholder approval, to change its recommendation to the Callon shareholders with respect to the adoption of the merger agreement if it determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would be reasonably likely to be inconsistent with the Callon board’s fiduciary duties;

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the belief of the Callon board that the termination fee of $57 million, which may be payable by Callon in certain circumstances, is reasonable under the circumstances given the size of the transaction and taking into account the range of such termination fees in similar transactions (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 171 and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 172);

○

that there are limited circumstances in which the Carrizo board may terminate the merger agreement or change its recommendation that the Carrizo shareholders approve the merger, and if the merger agreement is terminated by Callon as a result of a change in recommendation of the Carrizo board, then Carrizo has agreed to pay Callon a termination fee of $47.4 million, as further described in the section entitled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 172; and

○

that if the merger agreement is terminated by either party because Carrizo shareholders do not approve the merger, then Carrizo has agreed to reimburse Callon for its costs, fees and expenses incurred in connection with the transactions contemplated by the merger agreement, as further described in the section entitled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement,” beginning on page 172.

The Callon board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the transaction and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

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the fact that the market price of Callon common stock could be affected by many factors, including: (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Callon; (ii) the possibility that, as a result of the termination of the merger agreement, possible acquirers may consider Callon to be an unattractive acquisition candidate; and (iii) the possible sale of Callon common stock by short-term investors following an announcement that the merger agreement was terminated.

•

the fact that the amount of time that may be required to consummate the transaction, including the fact that the completion of the transaction depends on factors outside of Callon’s or Carrizo’s control and the risk that the pendency of the transaction for an extended period of time could have an adverse effect on Callon;

•

the fact that, under specified circumstances, Callon may be required to pay certain termination fees in the event the merger agreement is terminated and the effect this could have on Callon, including:

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the possibility that a $57 million termination fee would be payable by Callon to Carrizo upon the termination of the merger agreement in the event the Callon board changes its recommendation with regard to the merger, although the Callon board believes that the termination fee is reasonable in amount and will not unduly deter, preclude or restrict any other party that might be interested in acquiring Callon; and

○

if the transaction is not consummated, Callon will generally be required to pay its own expenses associated with the transaction and, if the merger agreement is terminated for the failure of Callon’s shareholders to approve the merger agreement and transactions contemplated thereby, Callon will be required to pay Carrizo up to $7.5 million for Carrizo’s costs, fees and expenses incurred in connection with the transactions contemplated by the merger agreement;

•	the fact that the merger agreement restricts Callon’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

•

the risk that the combined company may not be able to successfully integrate the Callon and Carrizo businesses and may not be able to achieve the cost savings and synergies anticipated in connection with the merger;

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the fact that the restrictions on Callon’s conduct of business prior to completion of the transaction could delay or prevent Callon from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction;

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the fact that the significant costs involved in connection with entering into the merger agreement and completing the transaction, and the substantial time and effort of management required to consummate the transaction, could disrupt Callon’s business operations; and

•

the risks and uncertainties associated with executing on Callon’s business strategy and achieving Callon’s related financial projections and opportunities, including as described in the “risk factors” and “forward-looking statements” sections of Callon’s disclosures filed with the SEC and in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus.

After taking into account the factors set forth above, as well as others, the Callon board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Callon’s shareholders.

The foregoing discussion of factors considered by Callon is not intended to be exhaustive, but summarizes the material factors considered by the Callon board. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the transaction, Callon did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Callon board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Callon board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Callon’s executive management team and the Callon board’s financial advisors and outside legal counsel.

In considering the recommendation of the Callon board to approve the merger agreement proposal, Callon shareholders should be aware that the executive officers and directors of Callon have certain interests in the transaction that may be different from, or in addition to, the interests of Callon shareholders generally. The Callon board was aware of these interests and considered them when approving the merger agreement and recommending that Callon shareholders vote to approve the merger agreement proposal. See the section entitled “—Interests of Certain Callon Directors and Executive Officers in the Merger” beginning on page 133.

It should be noted that this explanation of the reasoning of the Callon board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32.

Recommendation of the Carrizo Board and Reasons for the Merger

On July 13, 2019, the Carrizo board unanimously determined (i) to approve the merger agreement, the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, (ii) to submit the merger agreement to a vote of the holders of Carrizo common stock and (iii) to recommend approval of the merger agreement by the holders of shares of Carrizo common stock. The Carrizo board unanimously recommends that holders of Carrizo common stock vote “FOR” the Carrizo merger proposal and “FOR” the Carrizo compensation advisory proposal and “FOR” the Carrizo adjournment proposal.

In the course of reaching its determinations and recommendations, the Carrizo board consulted with Carrizo’s senior management and its outside legal and financial advisors and considered several potentially positive factors that weighed in favor of the merger, including the following (not necessarily presented in order of relative importance):

•	Benefits of a Combination with Callon.

•	Exchange ratio. The exchange ratio of 2.05 Callon common shares for each share of Carrizo common stock represented a premium of approximately 25% to the closing price of Carrizo’s common stock on July 12, 2019, the last trading day before the public announcement of the merger, a premium of approximately 17% to Carrizo’s trailing 90-day volume weighted average price.

•

All-stock Consideration. The all-stock merger consideration was an important feature of the transaction to the Carrizo board and will allow Carrizo shareholders to retain exposure to the potential upside of the combined company going forward, with Carrizo shareholders owning approximately 46% of the combined company on a pro forma basis, based on the number of shares of Carrizo common stock and Callon common shares expected to be outstanding immediately prior to the consummation of the merger.

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Callon’s focus in the Permian Basin. All of Callon’s oil and gas assets are located in the Permian Basin, which is one of the most prolific oil and natural gas geologic basins in the United States and is an area where Carrizo also conducts a significant part of its operations. The Carrizo board believes that the Permian Basin provides many exploration and operational advantages and has the potential for attractive results because, among other things, portions of its geology include multiple stacked plays which can allow for efficient development and production from multiple zones. As a Permian “pure-play” company, Callon’s common stock has in recent years generally traded at a premium trading multiple to shares of similarly sized publicly traded oil and gas companies whose assets are not substantially located in the Permian Basin, including as compared to Carrizo’s common stock, and the Carrizo Board believes that Carrizo shareholders would benefit from receiving this attractive acquisition currency. In addition, Carrizo shareholders will, through the merger, gain exposure in the combined company to high-margin oil production in the Midland Basin.

•

Increase in scale in the Delaware Basin region of the Permian Basin. The Carrizo board believes the combined company would benefit from the increase in scale in the Delaware Basin region of the Permian Basin as the combined company is expected to operate more than 90,000 net acres in the Delaware Basin region of the Permian Basin, or almost double than Carrizo operated on a standalone basis. With many of Carrizo’s and Callon’s assets in the Delaware Basin proximately located to each other, capital investments could be allocated more efficiently in developing Delaware Basin assets in a combined company and shifted between active drilling areas to react in a timely manner to changes in commodity prices, transportation constraints, regulatory conditions and other factors. The increased scale, combined with enhanced financial capacity, will allow the combined company to benefit from the value of its combined portfolio of drilling locations from an enhanced development model that can deliver optimized returns on capital while preserving the long-term economics of that portfolio.

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Significant synergies and cash savings. The Carrizo board considers consolidation to be an effective method of capturing the benefits of potential synergies. The Carrizo board expects that potential cost savings and other synergies totaling between $120 million and $190 million per year on a pre-tax basis, based primarily on information provided by Callon and consisting of operational synergies (including optimized capitalized allocation), cash general and administrative savings, and interest savings (see the section entitled “—Certain Carrizo Unaudited Prospective Financial and Operating Information—Carrizo Management Projections for Expected Synergies and Cost Savings” beginning on page 104). These include an improvement in the combined company’s ability to optimize development schedules through shorter cycle times and continuous utilization of dedicated crews and to share facilities and infrastructure, including infrastructure optimization benefits through pad sites, production facilities, water and roads. Certain of the cost savings and other synergies will be available from combining the companies’ acreage positions given the geographic adjacency or proximity of Carrizo’s and Callon’s assets in the Delaware Basin. Part of the savings are attributable to expected interest cost savings attributable to the increased size of the combined company. When combined, the pro forma company is expected to have an approximate 200,000 net acre footprint in the Permian Basin and Eagle Ford Shale, approximately 2,500 total gross horizontal drilling locations, and proved reserves of more than 568 MMBoe of oil equivalent.

The Carrizo board believes that this asset profile, taken together with the larger market capitalization and increased trading liquidity will ultimately lead to lower cost of capital and generally improved access to capital markets. A portion of the expected cash savings are expected through the elimination of duplicative internal departments and positions. The Carrizo board determined that the operational footprint of the combined company, combined with Carrizo’s cube development expertise, could enable the combined company to develop its assets for less capital and realize significant cost synergies.

•

Other Benefits of a Combined Company. The belief of the Carrizo board that the combined company will be well positioned to achieve future growth and generate additional returns for Carrizo’s former shareholders, including from the following benefits:

○	combining technical teams with similar execution-focused cultures;

○	greater optionality to direct capital to high rate-of-return projects;

○	immediate knowledge transfer from adjacent and other technology projects; and

○

the quality and scale of the combined company’s assets and the complementary nature of the assets, including that Callon’s Midland Basin properties and Carrizo’s Eagle Ford properties are complementary to the more capital intensive and riskier assets of both companies in the Delaware Basin.

•

Corporate Governance. Carrizo’s pre-merger shareholders will have an indirect continuing influence in the execution of the strategy and business plan of the combined company through the appointment of three Carrizo directors to the board of directors of the combined company in connection with the consummation of the merger.

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Tax Considerations. The Carrizo board considered that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with the result that U.S. holders of shares of Carrizo common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of any portion of the merger consideration delivered in the form of Callon common stock.

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Superior Alternative to Continuing Carrizo on an Independent, Stand-alone Basis. The Carrizo board determined that entering into the merger agreement with Callon was preferable to continuing to operate on a stand-alone basis in light of certain risks associated with continuing to operate as a stand-alone company, such as:

•

the risk that it will become increasingly difficult for Carrizo to grow its production, reserves and inventory of drilling locations on a cost-efficient basis at the same pace as it has been able to do so historically, and that other avenues to do so, such as acquiring a third party or financing growth through capital markets, had become more limited recently for exploration and production companies of Carrizo’s size; and

•

the risk that, as the performance of Permian Basin and Eagle Ford producers becomes more dependent on the most efficient development of existing resources and less dependent on the acquisition and discovery of new resources, Carrizo, despite its current ability to find and complete wells on a cost-effective basis, may become less competitive, on a relative basis, compared with larger producers, due the scale-related advantages available to larger companies.

•

Receipt of Fairness Opinions from RBC Capital Markets and Lazard. The Carrizo board considered (i) the oral opinion of RBCCM to the Carrizo board, which was subsequently confirmed by the delivery of a written opinion dated as of July 13, 2019, to the effect that, as of such date, based on and subject to certain assumptions, qualifications, limitations, and other matters, the exchange ratio was fair, from a financial point of view, to holders of common stock of Carrizo, together with the related financial analyses and (ii) the financial analysis reviewed and discussed with representatives of Lazard, as well as the oral opinion of Lazard delivered at the meeting of the Carrizo board on July 13, 2019, and subsequently confirmed in writing by delivery of Lazard’s opinion letter dated July 13, 2019, to the effect that, as of such date, and based upon and subject to certain assumptions, procedures, factors, qualifications, and limitations set forth in Lazard’s written opinion letter, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares). See the section entitled “—Opinions of Carrizo’s Financial Advisors” beginning on page 113.

•

Strategic Review Process. From August 2018 through July 2019, Carrizo or its financial advisors were in contact with a total of 14 potentially interested public and private companies to determine their interest in a business combination transaction with Carrizo. Callon and seven other companies entered into confidentiality agreements with Carrizo. Out of those eight potential counterparties, four made proposals, three (one of which included Callon’s proposal) of which were still outstanding at the time of the Carrizo board’s meeting on July 13, 2019. The Carrizo board determined that Callon’s proposal provided the highest implied value (based on the prior day’s closing stock price), and that the combination with Callon was the most attractive proposal because of, among other things, Callon’s assets, the expected synergies and cost savings and the other reasons described in this section.

•

Opportunity to Receive Alternative Acquisition Proposals and to Terminate the Transaction in Order to Accept a Superior Proposal. The Carrizo board considered the terms of the merger agreement relating to Carrizo’s ability to respond to unsolicited acquisition proposals, and the other terms of the merger agreement, including:

•

the fact that Carrizo has the right, subject to certain conditions, to provide non-public information in response to, and to discuss and negotiate, certain unsolicited acquisition proposals made before Carrizo shareholders approve of the transaction (see the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 163);

•

the provision of the merger agreement allowing the Carrizo board, prior to obtaining Carrizo shareholder approval, to change its recommendation to holders of Carrizo common stock with respect to the adoption of the merger agreement or to terminate the merger agreement to accept a Company Superior Proposal (as defined in the merger agreement) if it determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would reasonably be likely inconsistent with the Carrizo board’s fiduciary duties;

•

the belief of the Carrizo board that the termination fee of $47.4 million, which may be payable by Carrizo in certain circumstances, was reasonable under the circumstances and would not be preclusive to other offers (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement” beginning on pages 171 and 172);

•

that there are limited circumstances in which the Callon board may terminate the merger agreement or change its recommendation that Callon shareholders approve share issuance proposal, the charter amendment or the merger, and if the merger agreement is terminated by Carrizo as a result of, among other things, a change in recommendation of the Callon board, then Callon has agreed to pay Carrizo a termination fee of $57.0 million, as further described in the section entitled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement—Termination Fees payable by Callon”; and

•

that if the merger agreement is terminated by either party because Callon shareholders do not approve the share issuance proposal, the charter amendment or the merger, then Callon has agreed to reimburse Carrizo for up to $7.5 million of its expenses, as further described in the section entitled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement—Expenses.”

The Carrizo board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (not necessarily in order of relative importance):

•

Fixed Exchange Ratio. The fact that the exchange ratio in the merger agreement provides for a fixed number of Callon common shares, and, as such, Carrizo shareholders cannot be certain at the time of the Carrizo special meeting of the market value of the merger consideration they will receive, and the possibility that Carrizo shareholders could be adversely affected by a decrease in the trading price of Callon common shares before the closing of the merger.

•

Impacts on the Market Price of Carrizo Common Stock. The fact that the market price of Carrizo common stock could be affected by many factors, including: (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Carrizo; (ii) the possibility that, as a result of the termination of the merger agreement, possible acquirers may consider Carrizo to be an unattractive acquisition candidate; and (iii) the possible sale of Carrizo common stock by short-term investors following an announcement that the merger agreement was terminated.

•

Risks Associated with the Pendency of the Merger. The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Carrizo’s business during the period between the execution of the merger agreement and the completion of the transactions contemplated thereby as set forth in the merger agreement.

•

Possible Failure to Achieve Cost Savings and Other Synergies. The potential challenges and difficulties in integrating the operations of Carrizo and Callon and the risk that the anticipated cost savings and operational and other synergies between the two companies, or other anticipated benefits of the merger, might not be realized, may only be achieved over time or might take longer to realize than expected;

•

Potential Negative Market Reaction to Combined Company not being a “Pure-Play” Business Model. The potential market reaction to the fact that the combined company would not be considered a Permian “pure-play” company, which could result in the combined company trading at a lower multiple than Callon’s common stock trading multiple prior to the announcement of the merger;

•

Termination Fees and Reimbursements. The requirement that Carrizo would be required to (i) pay Callon a termination fee of $47.4 million if the Carrizo board were to terminate the merger agreement in order for Carrizo to enter into a superior proposal, should one be made, or if the merger agreement were to be terminated by Callon in connection with a change in the Carrizo board’s recommendation to the holders of Carrizo common stock with respect to approval of the merger agreement or (ii) reimburse Callon for up to $7.5 million of its expenses if the Carrizo shareholders do not approve the merger agreement. The Carrizo board believed that this termination fee is consistent with fees in comparable transactions and would not be preclusive of other offers. In addition, if the merger agreement is terminated, Carrizo will generally be required to pay its own expenses associated with the transaction;

•

Restrictions on Third-Party Discussions. The fact that there are restrictions in the merger agreement on Carrizo’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

•

Less Influence over Business Decisions. Current Carrizo shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of the combined company than they now have on the policies of Carrizo;

•

Future Consolidation May Not Occur. Although the combined company is expected to have a significantly larger market capitalization and improved financial and operational metrics relative to Carrizo as a standalone entity that may facilitate the ability of the combined company to participate in future industry consolidation, there is no guarantee that future consolidation may occur with the combined company or within the industry.

•

Leverage Profile May Not Improve Immediately. The risk that the merger will not immediately or thereafter improve the combined company’s credit profile, including in respect of reduced debt leverage, balance sheet and liquidity, or that any improvement will be material, any of which may result in limited or no improvement of the combined company’s access to capital and overall cost of capital.

•

Interim Operating Covenants. The fact that the restrictions on Carrizo’s conduct of business prior to completion of the transaction could delay or prevent Carrizo from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction;

•

Other Risks. The Carrizo Board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 32 and 34, respectively.

After taking into account the factors set forth above, as well as others, the Carrizo board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Carrizo shareholders.

The foregoing discussion of factors considered by Carrizo is not intended to be exhaustive but summarizes the material factors considered by the Carrizo board. In light of the variety of factors considered in connection with their evaluation of the merger agreement and the transaction, Carrizo did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Carrizo board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Carrizo board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Carrizo’s senior management and the Carrizo’s board’s outside legal and financial advisors.

In considering the recommendation of the Carrizo board to approve the merger agreement, holders of Carrizo common stock should be aware that the executive officers and directors of Carrizo have certain interests in the transaction that may be different from, or in addition to, the interests of Carrizo shareholders generally. See the section entitled “—Interests of Certain Carrizo Directors and Executive Officers in the Merger” beginning on page 135.

It should be noted that this explanation of the reasoning of the Carrizo board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32.

Certain Callon Unaudited Prospective Financial and Operating Information

Callon does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, Callon’s management prepared certain unaudited internal financial forecasts with respect to Callon, which were provided to the Callon board and Carrizo, as well as Callon’s and Carrizo’s respective financial advisors, in connection with their evaluation of the proposed merger. Such forecasts also were provided to J.P. Morgan for its use and reliance in connection with its financial analyses and opinion described in “—Opinion of Callon’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of Callon, Carrizo, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Callon’s management, including, among others, Callon’s and Carrizo’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Callon and Carrizo can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Callon’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Callon contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Callon, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Callon and Carrizo can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the Callon special meeting and the Carrizo special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Callon and Carrizo do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Callon or Carrizo of the merger, the effect on Callon or Carrizo of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Callon or Carrizo of any possible failure of the merger to occur. None of Callon, Carrizo, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any Callon or Carrizo shareholder or other person regarding Callon’s or Carrizo’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Callon, Carrizo, their respective advisors, or any other person that it is viewed as material information of Callon or Carrizo, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the merger, the share issuance, the charter amendment, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Callon board, Carrizo, and Callon’s and Carrizo’s respective financial advisors in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Callon shareholders and Carrizo shareholders are cautioned not to place undue reliance on such information, and Callon and Carrizo urge all Callon shareholders and Carrizo shareholders to review Callon’s most recent SEC filings for a description of Callon’s reported financial results and Carrizo’s most recent SEC filings for a description of Carrizo’s reported financial results. Please see “Where You Can Find More Information.”

Summary of Certain Callon Unaudited Prospective Financial and Operating Information

In preparing the prospective financial and operating information described below, the management team of Callon authorized the use of the following price assumptions, which are based on (1) New York Mercantile Exchange (“NYMEX”) oil and gas strip pricing available on July 11, 2019 and (2) Wall Street consensus pricing with respect to future commodity prices for oil and natural gas, per Bloomberg, as of July 11, 2019:

	NYMEX oil and gas strip pricing
	2019E	2020E	2021E	2022E	2023E
Natural Gas ($/Mmbtu)	$2.48	$2.60	$2.60	$2.61	$2.68
Crude Oil ($/Bbl)	$59.65	$58.07	$55.59	$54.45	$54.20

	Wall Street consensus pricing
	2019E	2020E	2021E	2022E	2023E
Natural Gas ($/Mmbtu)	$2.85	$2.84	$2.85	$2.85	$2.85
Crude Oil ($/Bbl)	$58.99	$59.50	$59.50	$59.50	$59.50

The following tables set forth certain summarized prospective financial and operating information regarding Callon for the years 2019 through 2023, based on the respective price assumptions indicated above, which information was prepared by or at the direction of Callon management and authorized by Callon management to be used and relied upon by J.P. Morgan in connection with its financial analysis and opinions described in “—Opinion of Callon’s Financial Advisor.” The following unaudited prospective financial and operating information should not be regarded as an indication that Callon considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Callon’s anticipated or actual capital allocation relating to the Callon assets post-closing of the merger.

	Unaudited Callon Financial and Operating Forecast with NYMEX oil and gas strip pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Total net daily production (Mboe/d)	39.7	46.0	54.1	67.4	80.4
Net daily oil production (Mbo/d)	31.2	36.7	43.2	53.8	63.6
Adjusted EBITDAX(1)	$529	$679	$800	$991	$1,181
Adjusted operating cash flow(2)	$483	$676	$797	$988	$1,178
Capital expenditures(3)	$515	$581	$650	$753	$725

	Unaudited Callon Financial and Operating Forecast with Wall Street consensus pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Total net daily production (Mboe/d)	39.7	46.0	54.1	67.5	80.5
Net daily oil production (Mbo/d)	31.2	36.7	43.2	53.8	63.6
Adjusted EBITDAX(1)	$526	$702	$867	$1,096	$1,310
Adjusted operating cash flow(2)	$480	$699	$864	$1,094	$1,307
Capital expenditures(3)	$515	$581	$650	$753	$725

(1)

Defined as oil and gas revenue less operating expenses, hedge loss and general and administrative expenses. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Defined as Adjusted EBITDAX less interest expense, cash taxes, and other operating expenses. Adjusted operating cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for cash flow provided by operating activities or other measures prepared in accordance with GAAP.

(3)

Unlevered free cash flow is defined by Callon as adjusted operating cash flow less capital expenditures plus immaterial amounts of interest expense and less immaterial amounts of capitalized G&A. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for cash flow provided by operating activities or other measures prepared in accordance with GAAP.

Callon Management Projections for Carrizo

Callon management also provided to the Callon board certain unaudited prospective financial and operating information with respect to Carrizo, which was generally derived from the information provided by Carrizo management and summarized in “—Certain Carrizo Unaudited Prospective Financial and Operating Information,” except that Callon management adjusted the information provided by Carrizo management in order to harmonize certain of the assumptions underlying such information with the assumptions underlying Callon’s prospective financial information summarized above. Such forecasts with respect to Carrizo also were provided to J.P. Morgan for its use and reliance in connection with its financial analyses and opinion described in “—Opinion of Callon’s Financial Advisor.” The following table sets forth a summary of this adjusted prospective financial and operating information regarding Carrizo for the years 2019 through 2023 as prepared by Callon management. The following unaudited prospective financial and operating information should not be regarded as an indication that Callon considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Callon’s anticipated or actual capital allocation relating to the Carrizo assets post-closing of the merger.

	Unaudited Carrizo Financial and Operating Forecast with NYMEX oil and gas strip pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Total net daily production (Mboe/d)	65.5	71.5	79.6	82.4	97.0
Net daily oil production (Mbo/d)	42.3	44.6	48.6	49.9	54.6
Adjusted EBITDAX(1)	$749	$803	$851	$864	$949
Adjusted operating cash flow(2)	$676	$746	$798	$816	$903
Capital expenditures(3)	$542	$520	$613	$590	$799

	Unaudited Carrizo Financial and Operating Forecast with Wall Street consensus pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Total net daily production (Mboe/d)	65.5	71.5	79.6	82.3	97.0
Net daily oil production (Mbo/d)	42.3	44.6	48.6	49.9	54.7
Adjusted EBITDAX(1)	$749	$827	$924	$959	$1,057
Adjusted operating cash flow(2)	$676	$770	$873	$915	$1,017
Capital expenditures(3)	$542	$520	$613	$590	$799

(1)

Defined as oil and gas revenue less operating expenses, hedge loss and general and administrative expenses. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Defined as Adjusted EBITDAX less interest expense, cash taxes, and other operating expenses. Adjusted operating cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for cash flow provided by operating activities or other measures prepared in accordance with GAAP.

(3)

Unlevered free cash flow is defined by Callon as adjusted operating cash flow less capital expenditures plus immaterial amounts of interest expense and less immaterial amounts of capitalized G&A. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for cash flow provided by operating activities or other measures prepared in accordance with GAAP.

Callon Management Projections for Expected Synergies and Cost Savings

Callon management provided to the Callon board, Carrizo, and Carrizo’s financial advisors certain estimates of the amounts and timing of expected synergies and cost savings anticipated by Callon management to result from the merger, which totaled between $110 million and $170 million per year on a pre-tax basis (the “Callon Expected Synergies”). The Callon Expected Synergies consisted of (i) operational synergies, including (a) improved cycle times, (b) reduced well costs, (c) an optimized development schedule leading to increased utilization of drilling and completion crews, (d) improved uptime from concentrated development of mega-pads, and (e) increased purchasing power, all as result of larger scale operations; and (ii) corporate general and administrative cost savings, including (a) corporate overhead optimization, and (b) elimination of redundant corporate-level operating expenses. The Callon Expected Synergies also were provided to J.P. Morgan for its use and reliance in connection with its opinion and related financial analyses described in “—Opinion of Callon’s Financial Advisor.”

In addition to the Callon Expected Synergies above, Callon management also provided to the Callon board as part of its consideration of the strategic, financial, and operational merits of a merger with Callon, estimates regarding (i) certain one-time costs as a result of the proposed merger consisting of severance costs and financial, legal, and other advisory fees (the “Callon Transaction Costs”) and (ii) the present value tax effect of the Callon Expected Synergies, transaction costs, and restricted usage of certain net operating losses due to limitations expected to be imposed by Section 382 of the Code as a result of a merger with Carrizo (the “Transaction Tax Attributes”). The Callon Transaction Costs and Transaction Tax Attributes were also provided to Callon’s financial advisor for its use and reliance in connection with its opinion and related financials analyses described in “—Opinion of Callon’s Financial Advisor.”

Certain Carrizo Unaudited Prospective Financial and Operating Information

Carrizo does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, Carrizo’s management prepared certain unaudited internal financial and operating forecasts and estimates (i) with respect to Carrizo, which were provided to the Carrizo board and Callon, as well as Carrizo’s and Callon’s respective financial advisors, in connection with their evaluation of the proposed merger, and (ii) with respect to Callon (including estimates for expected cost savings and other synergies), which were provided to the Carrizo board, as well as Carrizo’s financial advisors, in connection with their evaluation of the proposed merger. The inclusion of this information should not be regarded as an indication that any of Callon, Carrizo, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Carrizo’s management, including, among others, Carrizo’s and Callon’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Carrizo and Callon can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Carrizo’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The reports of the independent registered public accounting firms to Carrizo contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference into this joint proxy statement/prospectus, relate to historical financial information of Carrizo, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Carrizo and Callon can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the Carrizo special meeting or the Callon special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Carrizo and Callon do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Carrizo or Callon of the merger, the effect on Carrizo or Callon of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Carrizo or Callon of any possible failure of the merger to occur. None of Callon, Carrizo, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any Carrizo or Callon shareholder or other person regarding Carrizo’s or Callon’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Callon, Carrizo, their respective advisors, or any other person that it is viewed as material information of Carrizo or Callon, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the merger, the share issuance, the charter amendment, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Carrizo board, Callon, and Carrizo’s and Callon’s respective financial advisors in connection with the merger.

In connection with net asset value analyses of Carrizo and Callon to be performed by RBCCM and Lazard, each as further described below, Carrizo prepared an analysis of its reserves and resources from a database of its wells and identified locations and Carrizo performed a technical analysis of Callon wells and identified locations made available by Callon. Both of these analyses were used to generate estimates of reserves and resources as of March 31, 2019. These analyses incorporated wells and locations comprising proved reserves included in the 2018 year-end reserve reports of both Carrizo and Callon; however, forecasted production for such wells and locations was updated as of March 31, 2019 as well as wells that started production during the first three months of 2019. Certain additional wells and locations comprising other reserves and resources, some of which are not included in such year-end reserve reports and which were not based on SEC reserve criteria, were also included in these analyses as they were identified by Carrizo to be attributable to likely ultimate drilling locations. For Carrizo and Callon locations other than those that were proved developed producing, Carrizo further adjusted the reserves and resources using a reserve adjustment factor approach, as further described below. In estimating reserves and resources attributable to all wells and locations included in the analyses, Carrizo applied NYMEX oil and gas strip pricing as of July 11, 2019. These estimated reserves and resources were incorporated in developing Carrizo management’s estimates related to the unlevered free cash flows described herein, which were subsequently utilized by RBCCM and Lazard in their respective net asset value analyses. The reserves and resources models were multi-decade life-of-field models and, accordingly, the respective net asset value analyses contained no terminal value assumptions.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Carrizo shareholders and Callon shareholders are cautioned not to place undue reliance on such information, and Carrizo and Callon urge all Carrizo shareholders and Callon shareholders to review Carrizo’s most recent SEC filings for a description of Carrizo’s reported financial results and Callon’s most recent SEC filings for a description of Callon’s reported financial results. Please see “Where You Can Find More Information.”

Summary of Certain Carrizo Unaudited Prospective Financial and Operating Information

In preparing the prospective financial and operating information for Carrizo described below, the management team of Carrizo used the following price assumptions, which are based on NYMEX oil and natural gas strip pricing (“Strip Pricing”) and Wall Street consensus pricing (“Consensus Pricing”), in each case, as of July 11, 2019 (collectively, the “Pricing Assumptions”).

	Strip Pricing
	2019E	2020E	2021E	2022E	2023E
Oil Price ($/Bbl)	$59.65	$58.07	$55.59	$54.45	$54.20
Gas Price ($/Mmbtu)	$2.48	$2.60	$2.60	$2.61	$2.68

	Consensus Pricing
	2019E	2020E
Oil Price ($/Bbl)	$59.60	$60.38
Gas Price ($/Mmbtu)	$2.82	$3.03

The following tables present selected financial and operating data for Carrizo from the unaudited financial and operating forecasts prepared on a risked basis by Carrizo management for the years presented (i) provided to the Carrizo board and Carrizo’s financial advisors based on Strip Pricing and (ii) provided to the Carrizo board and RBCCM based on Consensus Pricing. The following selected unaudited forecasted financial and operating data should not be regarded as an indication that Carrizo considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Carrizo’s anticipated or actual capital allocation relating to the Carrizo assets post-closing of the merger.

	Unaudited Carrizo Financial and Operating Forecast with Strip Pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	66	76	90	93	109
Adjusted EBITDA(1)	$740	$839	$962	$946	$1,082
Capital Expenditures	$536	$553	$669	$690	$735
Adjusted EBITDA Less Capital Expenditures	$204	$286	$292	$256	$346
Unlevered Free Cash Flow (DCF)(2)	$163	$258	$365	$316	$287

	Unaudited Carrizo Financial and Operating Forecast with Consensus Pricing
($ in millions)	2019E	2020E
Production (Mboe/d)	66	76
Adjusted EBITDA(1)	$759	$887
Capital Expenditures	$536	$553
Adjusted EBITDA Less Capital Expenditures	$223	$334

(1)

Adjusted EBITDA is defined as total revenues less lease operating expenses, production and ad valorem taxes, cash general and administrative expense plus net cash received (less net cash paid) for commodity derivative settlements. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain items that are included in net income (loss) attributable to common shareholders, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as a substitute for net income (loss) attributable to common shareholders, net cash provided by operating activities, or any other measure of profitability or liquidity presented in accordance with GAAP.

(2)

Unlevered Free Cash Flow is defined as Adjusted EBITDA Less Capital Expenditures, less cash income taxes, together with changes in working capital (based on projected financial and operating performance) which, in the case of 2019, reflected only Unlevered Free Cash Flow for the last three quarters of 2019.

Carrizo management also prepared unaudited financial and operating forecasts for operated assets using additional pricing assumptions for purposes of Carrizo’s financial advisors’ NAV analyses of Carrizo and for presentation to the Carrizo board, as more fully described below. These additional pricing assumptions were (1) Strip Pricing for the years 2019 through 2023, (2) Strip Pricing for each of 2019 and 2020, and $45.00/Bbl for crude oil and $2.75/Mcf for natural gas thereafter (“$45 Flat Pricing”), and (3) Strip Pricing for each of 2019 and 2020, and $60.00/Bbl for crude oil and $2.75/Mcf for natural gas thereafter (“$60 Flat Pricing”) (collectively, the “Additional Pricing Assumptions”). The following tables present selected financial and operating data for Carrizo (through year end 2023) from the unaudited financial and operating forecasts prepared on a risked basis by Carrizo management based on the Additional Pricing Assumptions and provided to Carrizo’s financial advisors and the Carrizo board.

	Unaudited Carrizo Financial and Operating Forecast with Strip Pricing for Operated Assets
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	66	73	87	91	107
Adjusted EBITDA(1)	$777	$856	$974	$957	$1,099
Capital Expenditures	$511	$519	$633	$692	$732
Adjusted EBITDA Less Capital Expenditures	$266	$337	$341	$265	$367
Unlevered Free Cash Flow (NAV)(2)(3)	$327	$335	$345	$277	$365

	Unaudited Carrizo Financial and Operating Forecast with $45 Flat Pricing for Operated Assets
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	66	72	85	88	101
Adjusted EBITDA(1)	$777	$849	$747	$746	$839
Capital Expenditures	$502	$501	$602	$621	$669
Adjusted EBITDA Less Capital Expenditures	$275	$348	$146	$126	$170
Unlevered Free Cash Flow (NAV)(2)(4)	$336	$346	$165	$134	$170

	Unaudited Carrizo Financial and Operating Forecast with $60 Flat Pricing for Operated Assets
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	66	73	87	94	111
Adjusted EBITDA(1)	$777	$856	$1,068	$1,098	$1,271
Capital Expenditures	$511	$519	$633	$768	$785
Adjusted EBITDA Less Capital Expenditures	$266	$337	$435	$330	$486
Unlevered Free Cash Flow (NAV)(2)(5)	$327	$335	$433	$345	$479

(1)

Adjusted EBITDA is defined as total revenues less lease operating expenses, production and ad valorem taxes, cash general and administrative expense plus net cash received (less net cash paid) for commodity derivative settlements. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain items that are included in net income (loss) attributable to common shareholders, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as a substitute for net income (loss) attributable to common shareholders, net cash provided by operating activities, or any other measure of profitability or liquidity presented in accordance with GAAP.

(2)

Unlevered Free Cash Flow is defined as Adjusted EBITDA Less Capital Expenditures, less cash income taxes, together with changes in working capital (based on historical performance) which, in the case of 2019, reflected only Unlevered Free Cash Flow for the last three quarters of 2019.

(3)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $358, $350, $344, $265, and $365 for 2019 (the last three quarters thereof) through 2023, respectively.

(4)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $367, $360, $148, $126, and $170 for 2019 (the last three quarters thereof) through 2023, respectively.

(5)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $358, $350, $437, $329, and $483 for 2019 (the last three quarters thereof) through 2023, respectively.

Carrizo’s management directed Carrizo’s financial advisors to rely for purposes of their respective financial analyses upon the risked Carrizo forecasts reflecting parameters on select assumptions because Carrizo’s management regarded such risked forecasts as more reasonable and achievable than the un-risked Carrizo forecasts; Carrizo’s un-risked forecasts were not relied upon or taken into account in Carrizo’s financial advisors’ analyses.

Carrizo Management Projections for Callon

Carrizo management also provided to the Carrizo board and its financial advisors for their use and reliance in connection with its financial analyses and opinions certain unaudited financial and operating forecasts with respect to Callon, which was generally derived from the information provided by Callon management and summarized in this joint proxy statement/prospectus under the caption “Certain Callon Unaudited Prospective Financial and Operating Information,” except that Carrizo management adjusted the forecasts provided by Callon management in order to harmonize certain of the assumptions underlying such information with the assumptions underlying Carrizo’s unaudited financial and operating forecasts summarized above.

The following tables present selected financial and operating data for Callon (through year end 2023) from the unaudited adjusted financial and operating forecasts prepared on a risked basis by Carrizo management based on the Pricing Assumptions, which were used by RBCCM for its discounted cash flow analysis as well as by each of Carrizo’s financial advisors for their NAV analyses. The following selected unaudited prospective financial and operating data should not be regarded as an indication that Carrizo considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Carrizo’s anticipated or actual capital allocation relating to the Callon assets post-closing of the merger.

	Unaudited Callon Financial and Operating Forecast with Strip Pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	39	43	49	57	63
Adjusted EBITDA(1)	$499	$615	$705	$827	$902
Capital Expenditures	$522	$581	$592	$568	$561
Adjusted EBITDA Less Capital Expenditures	$(23)	$34	$113	$259	$341
Unlevered Free Cash Flow (DCF)(2)	$(24)	$17	$133	$279	$245
Unlevered Free Cash Flow (NAV)(3)(4)	$(2)	$58	$115	$271	$335

	Unaudited Callon Financial and Operating Forecast with Consensus Pricing
($ in millions)	2019E	2020E
Production (Mboe/d)	39	43
Adjusted EBITDA(1)	$512	$650
Capital Expenditures	$522	$581
Adjusted EBITDA Less Capital Expenditures	$(10)	$69

(1)

Adjusted EBITDA is defined as total revenues less lease operating expenses, production and ad valorem taxes, cash general and administrative expense plus net cash received (less net cash paid) for commodity derivative settlements. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain items that are included in net income (loss) attributable to common shareholders, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as a substitute for net income (loss) attributable to common shareholders, net cash provided by operating activities, or any other measure of profitability or liquidity presented in accordance with GAAP.

(2)

Unlevered Free Cash Flow is defined as Adjusted EBITDA Less Capital Expenditures, less cash income taxes, together with changes in working capital (based on projected financial and operating performance) which, in the case of 2019, reflected only Unlevered Free Cash Flow for the last three quarters of 2019.

(3)

Unlevered Free Cash Flow is defined as Adjusted EBITDA Less Capital Expenditures, less cash income taxes, together with changes in working capital (based on historical performance) which, in the case of 2019, reflected only Unlevered Free Cash Flow for the last three quarters of 2019.

(4)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $53, $43, $113, $258, and $340 for 2019 (the last three quarters thereof) through 2023, respectively.

Carrizo management also prepared unaudited adjusted financial and operating forecasts based on (1) $45 Flat Pricing and (2) $60 Flat Pricing for purposes of Carrizo’s financial advisors’ NAV analyses of Callon and to be presented to the Carrizo board. The following tables present selected financial and operating data for Callon (through year end 2023) from the unaudited adjusted financial and operating forecasts prepared on a risked basis by Carrizo management based on $45 Flat Pricing and $60 Flat Pricing assumptions and provided to Carrizo’s financial advisors for their NAV analyses and the Carrizo board.

	Unaudited Callon Financial and Operating Forecast with $45 Flat Pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	39	42	47	54	59
Adjusted EBITDA(1)	$494	$594	$553	$641	$698
Capital Expenditures	$522	$581	$532	$524	$465
Adjusted EBITDA Less Capital Expenditures	$(28)	$13	$21	$117	$233
Unlevered Free Cash Flow (NAV)(2)(3)	$(5)	$34	$36	$127	$230

	Unaudited Callon Financial and Operating Forecast with $60 Flat Pricing
($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (Mboe/d)	39	44	49	59	65
Adjusted EBITDA(1)	$499	$619	$775	$938	$1,042
Capital Expenditures	$522	$581	$594	$618	$637
Adjusted EBITDA Less Capital Expenditures	$(23)	$38	$181	$321	$405
Unlevered Free Cash Flow (NAV)(2)(4)	$0	$64	$174	$332	$394

(1)

Adjusted EBITDA is defined as total revenues, less lease operating expenses, production and ad valorem taxes, cash general and administrative expense plus net cash received (less net cash paid) for commodity derivative settlements. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain items that are included in net income (loss) attributable to common shareholders, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as a substitute for net income (loss) attributable to common shareholders, net cash provided by operating activities, or any other measure of profitability or liquidity presented in accordance with GAAP.

(2)

Unlevered Free Cash Flow is defined as Adjusted EBITDA Less Capital Expenditures, less cash income taxes, together with changes in working capital (based on historical performance) which, in the case of 2019, reflected only Unlevered Free Cash Flow for the last three quarters of 2019.

(3)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $49, $22, $21, $117, and $233 for 2019 (the last three quarters thereof) through 2023, respectively.

(4)

RBCCM used analogous cash flows in its NAV analysis, which excluded changes in working capital and net cash received (less net cash paid) for commodity derivative settlements, resulting in analogous cash flows of $53, $47, $181, $320, and $403 for 2019 (the last three quarters thereof) through 2023, respectively.

Carrizo’s management directed Carrizo’s financial advisors to rely for purposes of their respective financial analyses upon the risked Callon forecasts reflecting parameters on select assumptions because Carrizo’s management regarded such risked forecasts as more reasonable and achievable than the un-risked Callon forecasts; the un-risked Callon forecasts were not relied upon or taken into account in Carrizo’s financial advisors’ respective analyses.

Carrizo Management Projections for Expected Synergies and Cost Savings

Callon management provided to Carrizo and Carrizo’s financial advisors certain estimates of the amounts and timing of expected synergies and cost savings anticipated by Callon management to result from the merger, which totaled between $110 million and $170 million per year on a pre-tax basis (the “Callon Expected Synergies”). The Callon Expected Synergies consisted of (i) operational synergies, including (a) improved cycle times, (b) reduced well costs, (c) an optimized development schedule leading to increased utilization of drilling and completion crews, (d) improved uptime from concentrated development of mega-pads, and (e) increased purchasing power, all a result of larger scale operations; and (ii) corporate general and administrative cost savings, including (a) corporate overhead optimization, and (b) elimination of redundant corporate-level operating expenses.

In connection with its review of the Callon Expected Synergies, Carrizo management estimated an incremental $10 million to $20 million per year on a pre-tax basis of interest synergies (the “Carrizo Expected Synergies”) that were not included in the Callon Expected Synergies. The Carrizo Expected Synergies would be attributable to interest cost savings which would be realized as Carrizo and Callon’s existing senior notes are refinanced by the combined company with an improved credit rating that both Carrizo and Callon expect will result from the merger.

Carrizo management provided to the Carrizo board the estimates of the Callon Expected Synergies and the Carrizo Expected Synergies (collectively, the “Total Expected Synergies”) as part of its consideration of the strategic, financial, and operational merits of a merger with Callon. The Total Expected Synergies were also provided to Carrizo’s financial advisors for their use and reliance in connection with their respective opinions and related financials analyses. While the Total Expected Synergies do not include other synergy opportunities identified but not quantified by Callon management, such as integrated midstream infrastructure, marketing scale and diversification, or an accelerated and enhanced cash flow base as a result of an optimized development plan (collectively, the “Other Callon Expected Synergies”), Carrizo management presented the Other Callon Expected Synergies to the Carrizo board as potential incremental value enhancements in the merger.

The table below provides a summary of the amounts and timing of the Total Expected Synergies as a result of a merger with Callon.

	Pre-Tax Annual Run Rate
($ in millions)	Low	High	Timing
Operational Synergies	$75	$125	Begins First Quarter 2020
Corporate G&A Cost Savings	$35	$45	Begins First Quarter 2020
Callon Expected Synergies	$110	$170

Carrizo Expected Synergies – Improved Credit Rating Related Interest Cost Savings	$10	$20	Begins upon refinancing of senior notes with maturities ranging from 2023 to 2026
Total Expected Synergies	$120	$190	—

In addition to the Total Expected Synergies above, Carrizo management also provided to the Carrizo board as part of its consideration of the strategic, financial, and operational merits of a merger with Callon, estimates regarding (i) certain one-time costs as a result of the proposed merger consisting of severance costs and financial, legal and other advisory fees (the “Transaction Costs”) and (ii) the present value tax effect of the Total Expected Synergies, transaction costs and restricted usage of certain of Carrizo net operating losses due to limitations expected to be imposed by Section 382 of the Code as a result of a merger with Callon (the “Carrizo Tax Attributes”). The Transaction Costs and Carrizo Tax Attributes were also provided to Carrizo’s financial advisors for their use and reliance in connection with their respective opinions and related financials analyses.

Opinion of Callon’s Financial Advisor

Pursuant to an engagement letter dated March 29, 2019, Callon retained J.P. Morgan as its financial advisor in connection with the merger.

At a meeting of the Callon board on July 14, 2019, J.P. Morgan rendered its oral opinion to the Callon board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Callon. J.P. Morgan has confirmed its

July 14, 2019 oral opinion by delivering its written opinion to the Callon board, dated July 14, 2019, that, as of such date, the exchange ratio in the merger was fair, from a financial point of view, to Callon. The full text of the written opinion of J.P. Morgan dated July 14, 2019, which sets forth the assumptions made, matters considered, and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of this opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Callon shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Callon board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the exchange ratio in the merger, and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors, or other constituencies of Callon or as to the underlying decision by Callon to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any Callon shareholder as to how such shareholder should vote with respect to the merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Callon and Carrizo and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Callon and Carrizo with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Callon common stock and Carrizo common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Callon and Carrizo relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (which, for purposes of this section entitled “The Merger—Opinion of Callon’s Financial Advisor,” is referred to as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Callon and Carrizo with respect to certain aspects of the merger, and the past and current business operations of Callon and Carrizo, the financial condition and future prospects and operations of Callon and Carrizo, the effects of the merger on the financial condition and future prospects of Callon, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Callon and Carrizo or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Callon or Carrizo under any applicable laws relating to bankruptcy, insolvency, or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Callon and Carrizo to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this joint proxy statement/prospectus. J.P. Morgan also assumed that the representations and warranties made by Callon and Carrizo in the merger agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory, or tax expert and relied on the assessments made by advisors to Callon with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory, or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Callon or Carrizo or on the contemplated benefits of the merger.

J.P. Morgan’s opinion was necessarily based on economic, market, and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Callon, of the exchange ratio in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any class of securities, creditors, or other constituencies of Callon or the underlying decision by Callon to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Callon’s common stock or Carrizo’s common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Callon and Carrizo, and the decision to enter into the merger agreement was solely that of the Callon board and the Carrizo board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Callon board in its evaluation of the merger and should not be viewed as determinative of the views of the Callon board or management with respect to the merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Callon board on July 14, 2019 and contained in the presentation delivered to the Callon board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Callon and Carrizo with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Callon and Carrizo, respectively. The companies selected by J.P. Morgan were:

Callon companies

Small mid-cap exploration and production companies:

•	Matador Resources Company
•	QEP Resources, Inc.
•	Jagged Peak Energy LLC
•	Centennial Resource Development Inc.

•	Carrizo
•	SM Energy Company

Carrizo companies

Small mid-cap exploration and production companies:

•	Matador Resources Company
•	QEP Resources, Inc.
•	Callon
•	SM Energy Company
•	PDC Energy Company

None of the selected companies reviewed is identical or directly comparable to Callon or Carrizo. Certain of these companies may have characteristics that are materially different from those of Callon or Carrizo. However, these companies were selected, among other reasons, because they are publicly traded companies with operations, assets, size, basin presence, and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to those of Callon and Carrizo. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Callon or Carrizo.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of July 12, 2019. For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the Callon forecast and Carrizo forecast, as applicable (assuming Wall Street consensus commodity price estimates), and information obtained from FactSet Research Systems (which is referred to in this section as “Street estimates”) (in the case of the other selected companies as well as in the case of Callon and Carrizo). The information J.P. Morgan calculated for each of the selected companies included:

•

Multiple of firm value (calculated as the market value of the company’s common shares on a fully diluted basis, plus debt and other adjustments, less cash and cash equivalents) to estimated Adjusted EBITDAX (defined as earnings before interest, taxes, depreciation, amortization and exploration expenses) for the fiscal years ending December 31, 2019 and December 31, 2020; and

•

Multiple of equity value (calculated as the market value of the company’s common shares on a fully diluted basis) to estimated adjusted operating cash flow (calculated as Adjusted EBITDAX, less cash interest expense, less cash taxes) for the fiscal years ending December 31, 2019 and December 31, 2020.

Results of the analysis for Callon and Carrizo, respectively, are as follows:

Callon

	Firm Value / Adjusted EBITDAX		Equity Value / Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Small mid-cap exploration and production companies
Matador Resources Company	6.6x	5.0x	4.3x	3.2x
QEP Resources, Inc.	5.6x	4.1x	3.1x	2.1x
Jagged Peak Energy LLC	5.2x	3.7x	4.4x	3.1x
Centennial Resources Development Inc.	4.9x	4.1x	3.8x	3.2x
Carrizo (based on Street estimates)	4.0x	3.7x	1.6x	1.4x
SM Energy Company	4.0x	3.4x	1.5x	1.3x

J.P. Morgan also calculated, for reference only, the same financial multiples and ratios for Callon based on the Callon forecast (assuming Wall Street consensus commodity price estimates) and Street estimates.

	Firm Value / Adjusted EBITDAX		Equity Value /Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Callon (based on management forecast)	5.0x	3.7x	3.1x	2.1x
Callon (based on Street estimates)	5.4x	4.4x	3.1x	2.3x

J.P. Morgan did not rely solely on the quantitative results of the selected public company analysis, but also made qualitative judgments concerning differences between the business, financial, and operating characteristics and prospects of Callon and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, asset profiles, and capital structures between Callon and the companies included in the selected public company analysis. Based upon these judgments, J.P. Morgan selected multiple reference ranges for Callon of 4.25x to 6.50x and 3.50x to 5.00x for firm value to estimated 2019 and 2020 Adjusted EBITDAX, respectively, and 2.00x to 4.25x and 1.50x to 3.25x for equity value to estimated 2019 and 2020 adjusted operating cash flow, respectively.

After applying such ranges to the appropriate metrics for Callon based on the Callon forecast (assuming Wall Street consensus commodity price estimates), the analysis indicated the following implied equity value per share ranges for Callon common stock (resulting per share values were in all cases rounded to the nearest $0.25 per share):

	Firm Value / Adjusted EBITDAX		Equity Value / Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Low	$4.75	$5.75	$4.25	$4.50
High	$9.75	$10.25	$8.75	$9.75

Carrizo

	Firm Value / Adjusted EBITDAX		Equity Value / Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Small mid-cap exploration and production companies
Matador Resources Company	6.6x	5.0x	4.3x	3.2x
QEP Resources	5.6x	4.1x	3.1x	2.1x
Callon (based on Street estimates)	5.4x	4.4x	3.1x	2.3x
SM Energy	4.0x	3.4x	1.5x	1.3x
PDC Energy	3.4x	2.8x	2.2x	1.8x

J.P. Morgan also calculated for reference only the same financial multiples and ratios for Carrizo based on the Carrizo forecast (assuming Wall Street consensus commodity price estimates) and Street estimates.

	Firm Value / Adjusted EBITDAX		Equity Value / Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Carrizo (based on management forecast)	3.9x	3.6x	1.5x	1.3x
Carrizo (based on Street estimates)	4.0x	3.7x	1.6x	1.4x

J.P. Morgan did not rely solely on the quantitative results of the selected public company analysis, but also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Carrizo and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, asset profiles and capital structures between Carrizo and the companies included in the selected public company analysis. Based upon these judgments, J.P. Morgan selected multiple reference ranges for Carrizo of 4.00x to 5.75x and 3.25x to 4.50x for firm value to estimated 2019 and 2020 Adjusted EBITDAX, respectively and 1.50x to 3.50x and 1.25x to 2.75x for equity value to estimated 2019 and 2020 adjusted operating cash flow, respectively.

After applying such ranges to the appropriate metrics for Carrizo based on the Carrizo forecast (assuming Wall Street consensus commodity price estimates), the analysis indicated the following implied equity value per share ranges for Carrizo common stock (resulting per share values were in all cases rounded to the nearest $0.25 per share):

	Firm Value / Adjusted EBITDAX		Equity Value / Adjusted Operating Cash Flow
	2019E	2020E	2019E	2020E
Low	$11.00	$7.75	$10.50	$10.00
High	$24.25	$18.50	$24.25	$21.75

Net Asset Value Analysis

J.P. Morgan conducted an after-tax discounted cash flow, net asset valuation analysis for the purpose of determining an implied equity value per share for Callon common stock and Carrizo common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of an asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns, and other appropriate factors. A “net asset valuation” is a multi-decade life-of-field model with no terminal value assumptions (except as otherwise described below). “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the estimated present value of Callon’s oil and gas resources based on certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Callon, prepared by the management of Callon, as of March 31, 2019, and assuming (i) NYMEX strip pricing through 2023, with prices held flat thereafter (which is referred to in this section as “Strip Pricing”) and (ii) Wall Street consensus pricing through 2021, with prices held flat thereafter (which is referred to in this section as “Consensus Pricing”), which pricing assumptions were provided and approved by Callon’s management. Callon’s projected asset-level cash flows were discounted to present values using a range of discount rates from 10.00% to 12.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Callon, and then were adjusted for Callon’s hedges, other corporate and operating expenses, projected general and administrative expenses, projected cash taxes adjusted for utilization of Callon’s net operating losses, asset retirement obligations, current operating working capital, and net debt as of March 31, 2019 (after giving effect to proceeds from the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the redemption of outstanding Callon preferred stock that was completed on July 18, 2019 per Callon management) to indicate a range of implied net asset values on a per share basis for Callon, which were divided by the number of fully diluted shares outstanding at Callon to arrive at the following range of implied net asset values per share of Callon common stock, based on Strip Pricing and Consensus Pricing. Resulting per share values were in all cases rounded to the nearest $0.25 per share.

	Low	High
Callon Implied Net Asset Value Per Share—Strip Pricing	$8.00	$10.50
Callon Implied Net Asset Value Per Share—Consensus Pricing	$10.75	$13.75

J.P. Morgan also calculated the estimated present value of Carrizo’s oil and gas resources based on certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Carrizo, prepared by the management of Callon as of March 31, 2019, and assuming (i) Strip Pricing and (ii) Consensus Pricing, which pricing assumptions were provided and approved by Callon’s management. Carrizo’s projected asset-level cash flows were discounted to present values using a range of discount rates from 10.00% to 12.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Carrizo, and then were adjusted for Carrizo’s hedges, minimum volume commitments and other liabilities, projected general and administrative expenses, projected cash taxes adjusted for utilization of Carrizo’s net operating losses, asset retirement obligations, current operating working capital, and net debt as of March 31, 2019 (after giving effect to proceeds from the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the redemption of outstanding Callon preferred stock that was completed on July 18, 2019 per Callon management) to indicate a range of implied net asset values per share of Carrizo common stock, based on Strip Pricing and Consensus Pricing. Resulting per share values were in all cases rounded to the nearest $0.25 per share.

	Low	High
Carrizo Implied Net Asset Value Per Share—Strip Pricing	$10.75	$16.75
Carrizo Implied Net Asset Value Per Share—Consensus Pricing	$17.00	$23.75

Relative Valuation Analysis

Based upon the implied equity values per share for Callon and the implied equity values per share for Carrizo calculated in its Trading Multiples Analysis, and the implied equity values for Callon and the implied equity values for Carrizo calculated in its Net Asset Value Analysis, J.P. Morgan calculated an implied range of exchange ratios. For each comparison, J.P. Morgan compared the lowest equity value for Callon to the highest equity value for Carrizo to derive the lowest implied exchange ratio for Callon shareholders implied by each set of reference ranges. J.P. Morgan also compared the highest equity value per share for Callon to the lowest equity value per share for Carrizo to derive the highest implied exchange ratio for Callon shareholders implied by each set of reference ranges. The implied ranges of the exchange ratio resulting from this analysis were:

Public Trading Analysis	Low	High
Firm Value / 2019E Adjusted EBITDAX	1.1282x	5.1053x
Firm Value / 2020E Adjusted EBITDAX	0.7561x	3.2174x
Equity Value / 2019E Adjusted Operating Cash Flow	1.2000x	5.7059x
Equity Value / 2020E Adjusted Operating Cash Flow	1.0256x	4.8333x

Net Asset Value Analysis	Low	High
Strip Pricing	1.0238x	2.0938x
Consensus Pricing	1.2364x	2.2093x

The implied ranges of the exchange ratio for Callon shareholders were compared to the merger exchange ratio of 2.0500x.

Implied Intrinsic Value Creation Analysis

J.P. Morgan conducted an analysis of theoretical value creation to the existing Callon shareholders that compared the estimated implied equity value of Callon on a standalone basis (based on the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis based on each of Strip Pricing and Consensus Pricing (such pricing assumptions referred to below as the “Pricing Assumptions”)) to the estimated implied equity value of former Callon shareholders’ ownership in Callon common stock, pro forma for the merger. J.P. Morgan calculated the pro forma implied after-tax equity value of Callon common stock based on each Pricing Assumption by (1) adding the sum of (a) the implied after-tax equity value of Callon (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan’s Callon-tax Net Asset Value Analysis described above), (b) the implied after-tax equity value of Carrizo (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan’s after-tax Net Asset Value Analysis described above) and (c) the estimated present value of the Synergies, (2) subtracting the (a) estimated transaction fees and expenses relating to the merger and (b) estimated value leakage from limitations on pro forma net operating losses and (3) multiplying such sum of the estimated valuations described above by, a factor of 54.0%, representing the approximate pro forma equity ownership of the combined company by Callon shareholders. Based on the assumptions described above, this analysis implied value creation for Callon shareholders of approximately 6.8% assuming Strip Pricing and 5.9% assuming Consensus Pricing.

There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Callon’s management as described above, which in turn would affect the potential value creation described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Callon or Carrizo. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Callon or Carrizo. However, the companies selected were chosen because they are publicly traded companies with operations, assets, size, basin presence, and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Callon and Carrizo. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Callon and Carrizo and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Callon with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Callon and Carrizo and the industries in which they operate.

For services rendered in connection with the merger, Callon has agreed to pay J.P. Morgan a fee of $15.0 million, $3.0 million of which became payable to J.P. Morgan upon delivery of its opinion, and the remainder of which will become payable only if the merger is consummated. J.P. Morgan may also receive a fee from Callon in the event that Callon or any of its affiliates is paid a break-up, termination, or similar fee in connection with the termination, abandonment, or failure to occur of the merger. In addition, Callon has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Callon for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on amendments of Callon’s credit facility in April 2018, September 2018, and March 2019, joint lead bookrunner on Callon’s offering of debt securities in June 2018, and joint lead bookrunner on Callon’s offering of equity securities in May 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Callon, for which it receives customary compensation or other financial benefits. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Carrizo. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Callon and Carrizo. During the two year period ended July 14, 2019, preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from Callon were approximately $5.5 million and from Carrizo were approximately $100,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans, or other obligations) of Callon or Carrizo for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinions of Carrizo’s Financial Advisors

Opinion of RBC Capital Markets, LLC

On July 13, 2019, RBCCM rendered its written opinion to the Carrizo board that, as of that date and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock. The full text of RBCCM’s written opinion dated July 13, 2019 is attached to this joint proxy statement/prospectus as Annex D and constitutes part of this joint proxy statement/prospectus. RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee. This summary of RBCCM’s opinion is qualified in its entirety by reference to the full text of the opinion. Carrizo urges holders of Carrizo common stock to read RBCCM’s opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and limitations and qualifications of the review undertaken by RBCCM.

RBCCM’s advice (written and oral) and opinion was provided for the benefit, information, and assistance of the Carrizo board (in its capacity as such) in connection with its evaluation of the merger. RBCCM’s opinion did not address the underlying business decision of Carrizo to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Carrizo or in which Carrizo might engage. RBCCM’s opinion does not constitute an opinion or recommendation to any holder of Carrizo common stock as to how any such holder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

RBCCM’s opinion addressed the fairness, from a financial point of view and as of the date thereof, of the exchange ratio (to the extent expressly specified therein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Carrizo held by such holders. RBCCM’s opinion did not in any way address any other terms, conditions, implications, or other aspects of the merger or the merger agreement, including, without limitation, the form or structure of the merger or any other agreement, arrangement, or understanding entered into in connection with, or contemplated by, the merger or otherwise. RBCCM did not express any opinion or view with respect to, and relied upon the assessments of Carrizo and its representatives regarding, legal, regulatory, tax, accounting, and similar matters, as to which RBCCM understood that Carrizo obtained such advice as it deemed necessary from qualified professionals. In rendering its opinion, RBCCM did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors, or employees of any party, or class of such persons, relative to the exchange ratio or otherwise.

In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all information that was reviewed by RBCCM, including all financial, legal, tax, accounting, operating, and other information provided to, or discussed with RBCCM by, or on behalf of, Carrizo or Callon (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Carrizo and Callon that they were not aware of any relevant information that had been omitted or that remained undisclosed to RBCCM. RBCCM did not assume responsibility for independently verifying, and did not independently verify, such information. RBCCM also assumed (a) at the direction of the management of Carrizo and with the consent of Carrizo’s board, that (i) each of the Standalone Projections, the Reserve Information, and the Post-Merger Projections (as each is defined below) that it was directed to utilize in its analyses, including potential Tax Attributes and Synergies (as each is defined below), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Carrizo as to the future financial performance of each of Carrizo, Callon, and the combined post-merger company, as applicable (subject, in the case of the Projections (as defined below), to the varying underlying future crude oil and natural gas commodity price assumptions), and (ii) the future crude oil and natural gas commodity price assumptions referenced below were a reasonable basis upon which to evaluate Carrizo, Callon, and the combined post-merger company, and (b) with the consent of Carrizo’s board, that the financial results reflected therein, including the Synergies, will be realized in the amounts and at the times projected (subject, in the case of the Projections, to the varying underlying future crude oil and natural gas commodity price assumptions). RBCCM expressed no opinion as to any such financial projections, other estimates and data, and oil and gas reserve information, or the assumptions upon which they were based. RBCCM relied upon the assessments of the management of Carrizo as to future crude oil and natural gas drilling and production, market, and cyclical trends and prospects relating to the crude oil and natural gas industry, regulatory matters with respect thereto, and the potential impact thereof on each of Carrizo, Callon, and the combined post-merger company and RBCCM assumed that there will be no developments with respect to any of the foregoing that would be meaningful to its analyses or opinion. RBCCM further assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Carrizo, Callon, or the merger (or the contemplated Synergies) that would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBCCM did not assume any responsibility to perform, and did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative, or otherwise) of or relating to Carrizo, Callon, or any other entity and RBCCM was not furnished with any such valuations or appraisals, other than the Reserve Information (as defined below). RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Carrizo, Callon, or any other entity. RBCCM is not an expert in the evaluation of oil and gas reserves, drilling, or production levels and expressed no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any oil or gas reserves of Carrizo, Callon, the combined post-merger company, or otherwise. RBCCM expressed no view as to future crude oil, natural gas, and related commodity prices utilized in its analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on its analyses or opinion. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting Carrizo, Callon, or any other entity. RBCCM did not evaluate the solvency or fair value of Carrizo, Callon, or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. RBCCM assumed that the merger will be consummated in all material respects in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents, and other requirements, without waiver, modification, or amendment of any material term, condition, or agreement, and that, in the course of obtaining the necessary governmental, regulatory, or third party approvals, consents, releases, waivers, and agreements for the merger, no delay, limitation, restriction, or condition will be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Carrizo, Callon, or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBCCM also assumed that the merger will qualify for the intended tax treatment contemplated by the merger agreement. In addition, RBCCM assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that it reviewed.

RBCCM’s opinion speaks only as of the date thereof, is based on the conditions as they existed and information supplied or reviewed as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur or may have existed or occurred after such date. RBCCM did not undertake any obligation to update, revise, or reaffirm its opinion for events occurring after the date thereof. RBCCM’s opinion, as set forth therein, relates to the relative values of Carrizo and Callon. RBCCM did not express any opinion as to the actual value of Callon common stock when issued or distributed in the merger or the price or range of prices at which Carrizo common stock, Callon common stock, or any other securities of Carrizo or Callon may trade or otherwise be transferable at any time, including following announcement or consummation of the merger. As the Carrizo board was aware, the crude oil and natural gas commodity markets, and the industries in which Carrizo and Callon operate, have experienced and continued to experience, volatility and RBCCM expressed no opinion or view as to any potential effects of such volatility on Carrizo or Callon (or their respective businesses) or the merger (including the contemplated benefits thereof).

For the purposes of rendering its opinion, RBCCM undertook such review, inquiries, and analyses as it deemed necessary or appropriate under the circumstances, including the following:

•	RBCCM reviewed the financial terms of a draft, labeled “Execution Version”, of the merger agreement;

•

RBCCM reviewed certain publicly available financial and other information, and certain historical operating data, relating to Carrizo made available to it from published sources and internal records of Carrizo;

•

RBCCM reviewed certain publicly available financial and other information, and certain historical operating data, relating to Callon made available to it from published sources and internal records of Callon;

•

RBCCM reviewed (a) financial projections and other estimates and data relating to Carrizo, prepared by the management of Carrizo (the “Standalone Carrizo Projections”), as well as financial projections and other estimates and data relating to Callon, prepared by management of Callon, as adjusted by management of Carrizo (the “Standalone Callon Projections” and, together with the Standalone Carrizo Projections, the “Standalone Projections”), all of which included estimates regarding certain tax attributes expected to result from the utilization of net operating loss carryforwards of Carrizo and Callon (collectively, “Tax Attributes”), as well as certain future crude oil and natural gas commodity price assumptions, (b) certain oil and gas reserve information regarding proved and unproved oil and gas reserves and undeveloped resources of Carrizo, prepared by the management of Carrizo (the “Carrizo Reserve Information”), and certain oil and gas reserve information regarding proved and unproved oil and gas reserves and undeveloped resources of Callon, prepared by management of Callon, as adjusted by management of Carrizo (the “Callon Reserve Information” and, together with the Carrizo Reserve Information, the “Reserve Information”), which, in each case, included the discounting of categories of oil and gas reserve information by the management of Carrizo, and (c) financial projections and other estimates and data, prepared by the management of Carrizo relating to the combined post-merger company (the “Post-Merger Projections” and, together with the Standalone Projections, the “Projections”), which included estimates of the potential cost savings anticipated by the managements of Carrizo and Callon to be realized from the merger by the combined post-merger company, adjusted to reflect estimates of Tax Attributes anticipated to be unavailable to the combined post-merger company as a result of the merger (which, for purposes of this section entitled “The Merger—Opinions of Carrizo’s Financial Advisors— Opinion of RBC Capital Markets, LLC,” is referred to collectively as the “Synergies”), as well as certain future crude oil and natural gas commodity price assumptions, all of which financial projections and other estimates and data and oil and gas reserve information RBCCM was directed to utilize for purposes of its analyses and opinion;

•

RBCCM conducted discussions with members of the senior managements of (a) Carrizo and Callon relating to the respective businesses, prospects, and financial outlook of Carrizo, Callon, and the combined post-merger company, and (b) Carrizo relating to the combined post-merger company, the Synergies, and certain future crude oil and natural gas commodity price assumptions, including certain such commodity price assumptions provided by management of Carrizo, as well as Strip Pricing and Consensus Pricing estimates for such commodities (in each case, as more fully described above under “The Merger—Certain Carrizo Unaudited Prospective Financial and Operating Information”);

•	RBCCM reviewed the reported prices and trading activity for Carrizo common stock and Callon common stock;

•

RBCCM compared certain financial metrics of Carrizo and Callon with those of selected publicly traded companies in lines of businesses that it considered generally relevant in evaluating Carrizo and Callon;

•	RBCCM reviewed the potential pro forma financial impact of the merger on Callon after taking into account potential Tax Attributes and Synergies; and

•	RBCCM considered other information and performed other studies and analyses as it deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with rendering its opinion, as delivered to the Carrizo board in connection with its meeting on July 13, 2019. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBCCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

For purposes of its analyses, RBCCM reviewed a number of financial and operating metrics, using certain time periods, including:

•

“Enterprise Value” — the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other in-the-money securities convertible, exercisable, or exchangeable into or for equity securities of the company) plus the amounts of its net debt (the amount of its outstanding indebtedness and out-of-the-money convertible and non-convertible preferred stock, less the amount of cash and cash equivalents on its balance sheet) and non-controlling interests, less the amount of investments in unconsolidated affiliates;

•	“EBITDA” —the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period;

•

“Adjusted EBITDA”— EBITDA, adjusted to reflect specified expenses, which in the case of estimates of the management of Carrizo for each of Carrizo and Callon, were adjusted as described below under “—Summary of Certain Carrizo Unaudited Prospective Financial and Operating Information”;

•	“LQA” — the fiscal quarter ending March 31, 2019, annualized;

•

“Production” — average daily equivalent production of oil, natural gas liquids (“NGLs”), and natural gas, calculated by converting natural gas to boe (oil equivalent barrels) at a ratio of six Mcf (calculated as one thousand cubic feet) of natural gas to one Bbl (a standard barrel containing 42 U.S. gallons) of oil;

•

“Reserves” — the estimated quantities of oil, NGLs, and natural gas that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions, which, for clarity, includes Proved Developed Reserves (described below);

•

“Proved Developed Reserves” — Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods including both currently producing (“Proved Developed Producing”) and not producing (“Proved Developed Non-Producing”); and

•

“Undeveloped Resources” — Oil, natural gas, and NGLs other than Proved Developed Reserves and Proved Developed Non-Producing Reserves that are expected to be recovered from new wells. Undeveloped Resources includes quantities that do not meet SEC rules and guidelines for reserves and generally include less certainty of being recovered and are more speculative than such reserves.

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Carrizo common stock, Callon common stock, and the selected U.S. companies in the acquisition, exploration, development, and production of oil and natural gas business (“E&P”) as of July 12, 2019, (ii) historical, financial, and operating data for the selected companies based on publicly available information for each company as of July 12, 2019, (iii) the Enterprise Values for (a) Carrizo based on net debt as of March 31, 2019 and (b) Callon based on net debt as of March 31, 2019, and (iv) per share amounts for (a) Carrizo based on diluted shares outstanding as of July 11, 2019 using the treasury stock method, and (b) Callon based on diluted shares outstanding as of July 11, 2019 using the treasury stock method. The calculations of Reserve Information (a) for Carrizo were as estimated as of March 31, 2019 by the management of Carrizo, and (b) for Callon were estimated as of March 31, 2019 by the management of Callon, as adjusted by the management of Carrizo. Calculations of Reserve Information and other oil and gas reserve criteria were based on management estimates; none of which were based on SEC reserve criteria. All market based commodity price assumptions were based on pricing data as of July 11, 2019. Unless the context indicates otherwise, estimates of EBITDA (or Adjusted EBITDA, as the case may be) for each of calendar years 2019 (“2019E”) and 2020 (“2020E”) for (i) the selected companies were based on mean consensus Wall Street analyst estimates (such mean consensus estimates, “Wall Street research”) available as of July 12, 2019, (ii) Carrizo were based on estimates provided by the management of Carrizo, and (iii) Callon were based on estimates provided by the management of Callon, as adjusted by the management of Carrizo.

For purposes of certain analyses below, the term “implied per share merger consideration” refers to the implied per share value of the merger consideration of $13.12, based on the exchange ratio of 2.05 shares of Callon common stock per share of Carrizo common stock and the closing price of Callon common stock as of July 12, 2019 of $6.40.

Carrizo Financial Analyses

Selected Companies Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly traded companies with no publicly announced mergers and acquisitions or sale process activities as compared to the corresponding information and implied trading multiples for Carrizo. In choosing the selected companies, RBCCM considered publicly traded E&P companies in the lower 48 states with significant Permian or Eagle Ford operations, Enterprise Values between approximately $1 billion and approximately $10 billion, and LQA leverage of approximately 3.5x or less. In this analysis, RBCCM compared, among other things, multiples of implied Enterprise Value to EBITDA for each of 2019E and 2020E. The results of this analysis are summarized in the following table:

Enterprise Value / EBITDA
Selected Publicly Traded Companies	2019E	2020E
Cimarex Energy Co.	4.7x	3.9x
Parsley Energy, Inc.	5.6x	4.4x
WPX Energy, Inc.	4.8x	3.9x
Oasis Petroleum Inc.	4.6x	4.4x
SM Energy Company	4.1x	3.3x
Matador Resources Company	6.3x	4.8x
PDC Energy, Inc.	3.3x	2.6x
Magnolia Oil & Gas Corporation	4.2x	3.8x
Centennial Resource Development, Inc.	4.7x	3.9x
Callon	5.3x	4.2x
Jagged Peak Energy Inc.	5.2x	3.7x
Laredo Petroleum, Inc.	3.2x	3.0x
Penn Virginia Corporation	2.7x	2.5x

High	6.3x	4.8x
Median	4.7x	3.9x
Low	2.7x	2.5x

From this data, RBCCM selected Enterprise Value reference ranges for Carrizo using Adjusted EBITDA multiples for 2019E of 2.7x—6.3x and Adjusted EBITDA multiples for 2020E of 2.5x—4.8x (in each case,

based on the Standalone Carrizo Projections and using Consensus Pricing). RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Carrizo common stock as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range		Implied Per Share Merger Consideration
2019E Adjusted EBITDA	2020E Adjusted EBITDA
$1.56 - $29.05	$3.30 - $24.12	$ 13.12

Net Asset Value Analyses. RBCCM performed a NAV analysis of Carrizo by calculating the estimated net present value of its estimated oil and gas resources in all risked reserve and undeveloped resources categories, including each of the Proved Developed Producing and Proved Developed Non-Producing reserve categories, as well as Undeveloped Resources, based on the Carrizo Reserve Information. RBCCM performed this analysis using a reserve adjustment factor (“RAF”) approach, as provided by management of Carrizo, as well as using pricing assumptions based on (a) Strip Pricing as of July 11, 2019, as well as (b) additional pricing assumptions provided by management of Carrizo consisting of (i) $45 Flat Pricing and (ii) $60 Flat Pricing. Management of Carrizo applied discount ranges to the Carrizo Reserve Information of (a) 100% for Proved Developed Producing Reserves, (b) 95% for Proved Developed Non-Producing Reserves, and (c) 90% for Undeveloped Resources, as well as discounts to reflect estimated well production downtimes. RBCCM selected discount rates of 9.5% to 11.5%, which reflected RBCCM’s estimate of Carrizo’s weighted average cost of capital (“WACC”), as more fully described below under “Carrizo Financial Analyses-Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated oil and gas reserves and undeveloped resources to arrive at reserve value reference ranges.

RBCCM derived implied equity value per share reference ranges from the reserve value reference ranges, adjusting for capital costs, estimated taxes (after taking into account the Tax Attributes), and general and administrative expenses, in each case, as provided by Carrizo management, and using the net debt and diluted share information described above, as well as applying certain additional balance sheet adjustments as provided by Carrizo management related primarily to working capital, net cash received (less net cash paid) for commodity derivative settlements, and acquisition and divestiture related contingent payments. This analysis indicated the following implied equity value per share reference ranges for Carrizo common stock as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range			Implied Per Share Merger Consideration
NAV $45 Flat Pricing	NAV Strip Pricing	NAV $60 Flat Pricing
$2.26 - $5.80	$12.05 - $16.97	$18.22 - $24.01	$ 13.12

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Carrizo by calculating the estimated net present value of the after-tax free cash flows of Carrizo as of March 31, 2019, based on the Standalone Carrizo Projections, and using Strip Pricing.

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 9.5% to 11.5% based on an estimated WACC of Carrizo, after review of the current historical WACC for Carrizo and the selected companies listed above under “Carrizo Financial Analyses—Selected Companies Analysis”, as well as applying a size premium; and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.0x to 4.0x estimated calendar year 2023 (“2023E”) Adjusted EBITDA, which estimated Adjusted EBITDA was the terminal year Adjusted EBITDA for Carrizo based on the Standalone Carrizo Projections. The selected range of terminal multiples was based on Carrizo’s recent historical 2020E Adjusted EBITDA trading multiple. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied per share common equity reference range as compared to the implied per share merger consideration.

Implied Equity Value Per Share Reference Range	Implied Per Share Merger Consideration
$11.23 - $20.69	$ 13.12

Callon Financial Analyses

Selected Companies Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly traded companies with no publicly announced mergers and acquisitions or sale process activities as compared to the corresponding information and implied trading multiples for Callon. In choosing the selected companies, RBCCM considered publicly traded E&P companies in the lower 48 states with significant Permian operations, Enterprise Values between approximately $1 billion and approximately $10 billion, and LQA leverage of approximately 3.5x or less. In this analysis, RBCCM compared, among other things, multiples of implied Enterprise Value to EBITDA for each of 2019E and 2020E.

The results of this analysis are summarized in the following table:

Enterprise Value / EBITDA
Selected Publicly Traded Companies	2019E	2020E
Cimarex Energy Co.	4.7x	3.9x
Parsley Energy, Inc.	5.6x	4.4x
WPX Energy, Inc.	4.8x	3.9x
Oasis Petroleum Inc.	4.6x	4.4x
SM Energy Company	4.1x	3.3x
Matador Resources Company	6.3x	4.8x
PDC Energy, Inc.	3.3x	2.6x
Carrizo	4.0x	3.6x
Centennial Resource Development, Inc.	4.7x	3.9x
Jagged Peak Energy Inc.	5.2x	3.7x
Laredo Petroleum, Inc.	3.2x	3.0x

High	6.3x	4.8x
Median	4.7x	3.9x
Low	3.2x	2.6x

From this data, RBCCM selected Enterprise Value reference ranges for Callon using Adjusted EBITDA multiples for 2019E of 3.2x—6.3x and Adjusted EBITDA multiples for 2020E of 2.6x—4.8x (in each case, based on the Standalone Callon Projections and using Consensus Pricing). RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Callon common stock as compared to closing price per share of Callon common stock on July 12, 2019:

Implied Equity Value Per Share Reference Range		Closing Price on July 12, 2019
2019E Adjusted EBITDA	2020E Adjusted EBITDA
$2.23 - $8.97	$2.52 - $8.60	$6.40

Net Asset Value Analyses. RBCCM performed a NAV analysis of Callon by calculating the estimated net present value of its estimated oil and gas resources in all risked reserve and undeveloped resources categories, including each of the Proved Developed Producing and Proved Developed Non-Producing reserve categories, as well as Undeveloped Resources, based on the Callon Reserve Information. RBCCM performed this analysis using the RAF approach, as provided by management of Carrizo, as well as using pricing assumptions based on (a) Strip Pricing as well as (b) additional pricing assumptions provided by management of Carrizo consisting of

(i) $45 Flat Pricing and (ii) $60 Flat Pricing. Management of Carrizo applied discount ranges to the Callon Reserve Information of (a) 100% for Proved Developed Producing Reserves, (b) 95% for Proved Developed Non-Producing Reserves, and (c) 90% for Undeveloped Resources, as well as discounts to reflect estimated well production downtimes. RBCCM selected discount rates of 9.0% to 11.0%, which reflected RBCCM’s estimate of Callon’s WACC, as more fully described below under “Callon Financial Analyses - Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated oil and gas reserves and undeveloped resources to arrive at reserve value reference ranges.

RBCCM derived implied equity value per share reference ranges from the reserve value reference ranges, adjusting for capital costs, estimated taxes (after taking into account the Tax Attributes), and general and administrative expenses, in each case, as provided by Carrizo management, and using the net debt and diluted share information described above, as well as applying certain additional balance sheet adjustments as provided by Carrizo management related primarily to working capital, net cash received (less net cash paid) for commodity derivative settlements, and acquisition and divestiture related contingent payments. This analysis indicated the following implied equity value per share reference ranges for Callon common stock as compared to the closing price of Callon common stock on July 12, 2019:

Implied Equity Value Per Share Reference Range			Closing Price on July 12, 2019
NAV $45 Flat Pricing	NAV Strip Pricing	NAV $60 Flat Pricing
$1.93 - $3.42	$5.33 - $7.38	$7.63 - $10.18	$6.40

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Callon by calculating the estimated net present value of the after-tax free cash flows of Callon as of March 31, 2019, based on the Standalone Callon Projections, and using Strip Pricing.

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 9.0% to 11.0% based on an estimated WACC of Callon, after review of the current historical WACC for Callon and the selected companies under “Callon Financial Analyses—Selected Companies Analysis”, as well as applying a size premium; and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.75x to 4.75x 2023E Adjusted EBITDA, which estimated Adjusted EBITDA was the terminal year Adjusted EBITDA for Callon based on the Standalone Callon Projections. The selected range of terminal multiples was based on Callon’s recent historical 2020E Adjusted EBITDA trading multiple. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied per share common equity reference range as compared to the closing price of Callon common stock on July 12, 2019:

Implied Equity Value Per Share Reference Range	Closing Price on July 12, 2019
$5.95 - $9.47	$6.40

Implied Exchange Ratio Analysis

RBCCM calculated certain implied exchange ratio reference ranges for the merger.

Selected Public Companies Exchange Ratio Analysis. Based on the per share value reference ranges for Carrizo common stock and Callon common stock implied by the selected publicly traded companies analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Carrizo common stock implied per share value reference range by the high end of the applicable Callon common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Carrizo common stock implied per share value reference range by the low end of the applicable Callon common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

	Implied Exchange Ratio Reference Range	Exchange Ratio
2019E Adjusted EBITDA	0.174 - 13.035	2.05x
2020E Adjusted EBITDA	0.383 - 9.559	2.05x

Net Asset Value Exchange Ratio Analysis. Based on the per share value reference ranges for Carrizo common stock and Callon common stock implied by the net asset values analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Carrizo common stock implied per share value reference range by the high end of the applicable Callon common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Carrizo common stock implied per share value reference range by the low end of the applicable Callon common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

	Implied Exchange Ratio Reference Range	Exchange Ratio
$45 Flat Pricing	0.660x - 3.008x	2.05x
Strip Pricing	1.633x - 3.184x	2.05x
$60 Flat Pricing	1.790x - 3.146x	2.05x

Discounted Cash Flow Analysis. Based on the per share value reference ranges for Carrizo common stock and Callon common stock implied by the discounted cash flow exchange ratio analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Carrizo common stock implied per share value reference range by the high end of the applicable Callon common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Carrizo common stock implied per share value reference range by the low end of the applicable Callon common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

	Implied Exchange Ratio Reference Range	Exchange Ratio
Discounted Cash Flow	1.186 - 3.477	2.05x

Pro Forma Value Accretion Analysis

RBCCM performed an analysis to calculate the theoretical change in per share equity value for holders of Carrizo common stock based upon their approximately 46% pro forma ownership in the combined company, as compared to their 100% ownership in Carrizo as a stand-alone company, based upon certain of the standalone analyses described above, and adjusted to reflect the estimated Synergies (which, for purposes of this analysis, RBCCM used $140 million, the midpoint of the range of estimated Synergies, not including estimated interest cost savings; see “—Certain Carrizo Unaudited Prospective Financial and Operating Information —Carrizo Management Projections for Expected Synergies and Cost Savings”) and transaction costs, together with the present value impact of approximately $60 million in additional costs attributable to the restrictions on using certain Tax Attributes by the combined company in each case as provided by Carrizo management. This analysis indicated the following implied per share equity value reference ranges for Carrizo common stock on a stand-alone basis, as compared to the implied per share equity value of approximately 46% of the equity of the combined post-merger company, inclusive of approximately 46% of the estimated Synergies (net of transaction costs):

	Implied Carrizo Stand-Alone Per Share Equity Value Reference Range	Implied Carrizo Common Stockholder Per Share Equity Value In Pro Forma Combined Company Reference Range
NAV Analysis
$45 Flat Pricing	$2.26 - $5.80	$6.23 - $9.85
Strip Pricing	$12.05 - $16.97	$14.44 - $19.27
$60 Flat Pricing	$18.22 - $24.01	$19.77 - $25.58

Discounted Cash Flow Analysis	$11.23 - $20.69	$18.63 - $27.78

Other Information

RBCCM also noted for the Carrizo board the following additional analyses and factors that were not considered part of RBCCM’s financial analyses with respect to its opinion but were referenced for informational purposes:

Trading Range Analyses for Carrizo. RBCCM reviewed certain historical closing prices for Carrizo common stock during the 52-week period ended July 12, 2019, which reflected the following historical stock price information for Carrizo common stock as compared to the closing price of Carrizo common stock on July 12, 2019 and the implied per share merger consideration:

Trading Period Prior to July 12, 2019	Stock Price
52-Week High	$29.09
52-Week Low	$9.12
Closing Price on July 12, 2019	$10.50
Implied Per Share Merger Consideration	$13.12

Trading Range Analyses for Callon. RBCCM reviewed certain historical closing prices for Callon common stock during the 52-week period ended July 12, 2019, which reflected the following historical stock price information for Callon common stock as compared to the closing price of Callon common stock on July 12, 2019:

Trading Period Prior to July 12, 2019	Stock Price
52-Week High	$12.84
52-Week Low	$5.71
Closing Price on July 12, 2019	$6.40

Analysts’ Price Targets for Carrizo. RBCCM reviewed one-year forward stock price targets for Carrizo common stock in recently published, publicly available, Wall Street research analysts’ reports (other than RBCCM), which indicated the following undiscounted low and high per share stock price targets for Carrizo common stock as compared to the closing price of Carrizo common stock on July 12, 2019 and the implied per share merger consideration:

Analyst Price Targets Prior to July 12, 2019	Stock Price
High	$41.00
Low	$8.00
Closing Price on July 12, 2019	$10.50
Implied Per Share Merger Consideration	$13.12

Analysts’ Price Targets for Callon. RBCCM reviewed one-year forward stock price targets for Callon common stock in recently published, publicly available, Wall Street research analysts’ reports (other than RBCCM), which indicated the following undiscounted low and high per share stock price targets for Callon common stock as compared to the closing price of Callon common stock on July 12, 2019:

Analyst Price Targets as of July 12, 2019	Stock Price
High	$16.00
Low	$8.00
Closing Price on July 12, 2019	$6.40

Selected Precedent Transactions Analysis. RBCCM reviewed certain implied transaction multiples for 17 oil and gas transactions involving target publicly traded U.S. E&P companies in the lower 48 states since 2009, with implied Enterprise Values (based on the purchase price paid for the target company’s common equity calculated at the time of announcement of the applicable transaction) between $1 billion and $10 billion.

In this analysis, RBCCM compared multiples of implied transaction value to the Adjusted EBITDA for the target company for the latest twelve month period for which financial information had been publicly announced prior to the announcement of the applicable transaction (“LTM”). RBCCM excluded five such precedent transactions because it believed that LTM Adjusted EBITDA multiples over 15.0x were not meaningful.

This data resulted in Enterprise Value to LTM Adjusted EBITDA multiples ranging from 5.3x to 11.9x, and RBCCM applied such multiple range to Carrizo’s LTM Adjusted EBITDA for the twelve month period ended March 31, 2019. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Carrizo common stock as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range	Implied Per Share Merger Consideration
LTM Adjusted EBITDA
$19.33 - $66.64	$13.12

Overview of Analyses; Other Considerations

No single company or transaction used in the above analyses as a comparison was identical to Carrizo, Callon, or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, businesses, or transactions analyzed.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBCCM, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBCCM were based on all the analyses and factors presented herein taken as a whole and also on application of RBCCM’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBCCM therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

RBCCM, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of Carrizo, Callon, and/or other entities involved in the merger, or their respective affiliates, and receive customary compensation in connection therewith, and may also actively trade securities of Carrizo, Callon, and/or other entities involved in the merger, or their respective affiliates, for its or its affiliates’ own account or for the account of customers and, accordingly, RBCCM and its affiliates may hold a long or short position in such securities. RBCCM and certain of its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking, and financial advisory services to Carrizo, Callon, and certain of their respective affiliates unrelated to the merger, for which services RBCCM and its affiliates have received and expect to receive customary compensation, including, since the beginning of RBCCM’s 2017 fiscal year (November 1, 2016), having acted or acting as (a) with respect to Carrizo, as (i) a lender under certain credit facilities, (ii) financial advisor to Carrizo in connection with the sale of certain assets in the DJ Basin in November 2017, (iii) co-manager in connection with follow-on offerings of Carrizo common stock in June 2017 and August 2018, and (iv) joint bookrunner in connection with a senior unsecured Carrizo notes offering in June 2017, having received an aggregate compensation of approximately $3.2 million relating to such services, and (b) with respect to Callon, as (i) a lender under certain credit facilities of Callon, (ii) co-manager in connection with follow-on offerings of Callon common stock in December 2016 and May 2018, and (iii) joint bookrunner in connection with senior Callon notes offerings in May 2017 and May 2018, having received an aggregate compensation of approximately $2.0 million relating to such services. In addition, in August 2019, subsequent to the date of the merger agreement, RBCCM and/or certain of its affiliates were asked by Callon to participate in the pro forma combined company’s new credit facility, a portion of which is expected to be drawn at the effective time of the merger to fund certain transaction related expenses. Such participation is anticipated to be an $80 million commitment in aggregate, an amount less than the current aggregate commitment in the credit facilities of each of Carrizo and Callon. It is currently anticipated that RBCCM and/or its affiliates will receive an additional rollover commitment fee of approximately $80,000 in connection with participation in the new credit facility, in addition to any compensation to be payable related to the amount of the new credit facility to be drawn at closing to fund such transaction related expenses.

Under its engagement agreement with Carrizo, RBCCM became entitled to a fee of $1.0 million upon the delivery of its written opinion in connection with the merger, without regard to whether such opinion is accepted or the merger is consummated. In addition, if Carrizo consummates the merger, RBCCM will receive an additional transaction fee currently estimated to be approximately $6.3 million based on the information available as of September 12, 2019, and to be paid upon the closing of the merger, against which the fee RBCCM received for delivery of its opinion will be credited. Carrizo has also agreed to indemnify RBCCM for certain liabilities that may arise out of its engagement, and to reimburse certain out-of-pocket expenses incurred by RBCCM in performing its services. The terms of RBCCM’s engagement letter were negotiated at arm’s-length between Carrizo and RBCCM, and the Carrizo board was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

Opinion of Lazard

Carrizo retained Lazard to act as its financial advisor in connection with the merger. As part of this engagement, Carrizo requested that Lazard evaluate the fairness of the exchange ratio, from a financial point of view, to the holders of Carrizo common stock other than holders of shares of Carrizo common stock that are owned or held (i) in treasury by Carrizo or any of its wholly owned subsidiaries and (ii) by Callon or any of its wholly owned subsidiaries (excluding any such shares of Carrizo common stock held on behalf of third parties) (collectively, the “excluded shares”). At a meeting of the Carrizo board held to evaluate the merger on July 13, 2019, Lazard rendered an oral opinion to the Carrizo board, subsequently confirmed in writing by delivery of Lazard’s opinion letter dated July 13, 2019, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications, and limitations set forth in Lazard’s written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares).

The full text of Lazard’s written opinion, dated July 13, 2019, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. We encourage you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the use and benefit of the Carrizo board (in its capacity as such) in its evaluation of the merger, and addressed only the fairness of the exchange ratio, as of the date of the opinion, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares). Lazard’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which shares of Carrizo common stock or Callon common stock may trade at any time subsequent to the announcement of the merger. In addition, Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Carrizo might engage or the merits of the underlying decision by Carrizo to engage in the merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft of the merger agreement, dated July 12, 2019;

•	reviewed certain publicly available historical business and financial information relating to each of Carrizo and Callon;

•

reviewed various financial forecasts and other data prepared by Carrizo relating to the business of Carrizo, relating to the business of Callon, and relating to the projected synergies and other benefits, including the amount and timing thereof, anticipated by management of Carrizo to be realized from the merger, and reviewed various financial forecasts and other data prepared by Callon relating to the business of Callon;

•

held discussions with members of the senior management of Carrizo with respect to the businesses and prospects of Carrizo and Callon and the projected synergies and other benefits anticipated by the management of Carrizo to be realized from the merger and held discussions with members of the senior management of Callon with respect to the businesses and prospects of Callon;

•	reviewed public information with respect to other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Carrizo and Callon;

•	reviewed historical stock prices and trading volumes of the Carrizo common stock and Callon common stock;

•	reviewed the potential pro forma financial impact of the merger on Callon based on the financial forecasts referred to above prepared by management of Carrizo relating to Carrizo and Callon, including those related to the projected synergies anticipated by management of Carrizo to result from the merger; and

•	conducted such other financial studies, analyses, and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Carrizo or Callon or concerning the solvency or fair value of Carrizo or Callon, and was not furnished with any such valuation or appraisal. Management of Carrizo advised Lazard that it believed that the financial forecasts provided to Lazard by Carrizo relating to the business of Callon, best reflected the future financial performance of Callon. Accordingly, for purposes of Lazard’s analyses in connection with its opinion, at the direction of the Carrizo board, Lazard utilized the forecasts prepared by management of Carrizo relating to the business of Callon. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by management of Carrizo to be realized from the merger, Lazard assumed, with the consent of the Carrizo board, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Carrizo and Callon and such synergies and other benefits. In addition, Lazard assumed, with the consent of the Carrizo board, that such financial forecasts and projected synergies and other benefits would be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard noted that, in the absence of precedent transactions believed by Lazard to be sufficiently comparable for purposes of evaluating the valuation of Carrizo in connection with Lazard’s opinion, Lazard did not prepare a precedent transaction analysis.

In rendering its opinion, Lazard assumed, with the consent of the Carrizo board, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Carrizo advised Lazard, and Lazard assumed, that the executed merger agreement would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Carrizo board, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger would not have an adverse effect on Carrizo, Callon or the merger that is material in any respect to Lazard’s analysis in connection with its opinion. Lazard further assumed, with the consent of the Carrizo board, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory, oil and gas reserves, or accounting matters, as to which Lazard understood that Carrizo obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the exchange ratio to the extent expressly specified in its opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger (including any governance-related matters). With the consent and at the instruction of the Carrizo board, Lazard’s analysis did not take into account any exercise of the warrants for shares of Carrizo common stock and any cash payment in the merger for fractional shares of Callon common stock. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors, or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Carrizo board in connection with Lazard’s opinion, dated as of July 13, 2019. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The analyses and reviews underlying Lazard’s opinion were prepared solely by Lazard and were not prepared jointly with any other advisor to Carrizo. Lazard did not participate in the preparation of the analyses and reviews underlying the opinion of any other advisor to Carrizo. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any particular factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Carrizo and Callon. No company or business used in Lazard’s analyses and reviews as a comparison is identical to Carrizo, Callon or the combined company, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, Lazard’s analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses, or securities do not purport to be appraisals or to reflect the prices at which companies, businesses, or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. The tables must be read together with the full text of the accompanying summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the quantitative information used in the analyses and reviews, to the extent that it was based on market data, was based on market data as it existed on July 12, 2019 or the specified earlier date, and is not necessarily indicative of current market conditions.

Commodity Price Scenarios

In conducting its analyses, Lazard utilized, at the direction of the Carrizo board, only the prospective financial and operating information for Carrizo and Callon, which is set forth in “—Certain Carrizo Unaudited Prospective Financial and Operating Information,” under each of the following commodity pricing scenarios (collectively, the “commodity pricing scenarios”):

•

Strip pricing, as of July 11, 2019, which reflected $59.65/bbl for oil (WTI) and $2.48/Mcf for natural gas (Henry Hub) for 2019, $58.07/bbl for oil (WTI) and $2.60/Mcf for natural gas (Henry Hub) for 2020, $55.59/bbl for oil (WTI) and $2.60/Mcf for natural gas (Henry Hub) for 2021, $54.45/bbl for oil (WTI) and $2.61/Mcf for natural gas (Henry Hub) for 2022, $54.20/bbl for oil (WTI) and $2.68/Mcf for natural gas (Henry Hub) for 2023 (“strip pricing scenario”);

•	Strip pricing, as of July 11, 2019, for 2019 and 2020, and $60.00/bbl for oil (WTI) and $2.75/Mcf for natural gas (Henry Hub) thereafter (“$60 flat pricing scenario”); and

•	Strip pricing, as of July 11, 2019 for 2019 and 2020, and $45.00/bbl for oil (WTI) and $2.75/Mcf for natural gas (Henry Hub) thereafter (“$45 flat pricing scenario”).

Net Asset Value Analysis

Lazard performed an NAV analysis of each of Carrizo and Callon to estimate the present value, as of April 30, 2019, of the unlevered cash flows that each of Carrizo and Callon could be expected to generate from their respective risked reserves and undeveloped resources, based on the estimates reflected in the forecasts provided by Carrizo management. Future unlevered cash flows of Carrizo and Callon were evaluated using an RAF approach where cash flows were adjusted by applying risk factors based on oil and gas reserve categories and then discounted at the WACC discount rates described below, which resulted in total asset level NAVs. The total asset level NAVs were further adjusted by deducting discounted future general and administrative and other corporate costs expected to be required to operate each company’s respective business and certain balance sheet items, based on estimates reflected in the forecasts provided by Carrizo management, which resulted in total equity NAVs.

Carrizo. Lazard calculated the estimated net present value of the unlevered free cash flows that Carrizo was projected to generate for fiscal year 2019 through fiscal year 2023 under each of the commodity pricing scenarios. The net present value of the unlevered free cash flows of Carrizo was determined using WACC discount rates ranging from 8.6% to 11.8%, which rates were based, among other things, on an analysis of the weighted average cost of capital of Carrizo and the Carrizo selected companies (as defined below). Lazard calculated the equity NAV of Carrizo as the net present value of the unlevered free cash flows less the present value of non-drilling and completion capital expenditures and corporate adjustments (including federal and state taxes, general and administrative expenses, changes in net working capital, hedging expenses, and certain balance sheet items), in each case as estimated by Carrizo management. This analysis indicated a range of implied equity values per share of Carrizo common stock of $1.79 to $7.70 under the $45 flat pricing scenario, $11.38 to $19.67 under the strip pricing scenario, and $17.45 to $27.45 under the $60 flat pricing scenario. The implied equity values per share of Carrizo common stock were compared to the closing trading price of Carrizo common stock of $10.50 per share as of July 12, 2019 and the proposed transaction value at then-current market pricing as of July 12, 2019 of $13.12 per share.

Callon. Lazard calculated the estimated net present value of the unlevered free cash flows that Callon was projected to generate for fiscal year 2019 through fiscal year 2023 (after giving effect to the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the Callon preferred stock redemption that was completed on July 18, 2019) under each of the commodity pricing scenarios. The net present value of the unlevered free cash flows of Callon was determined using WACC discount rates ranging from 7.6% to 12.2%, which rates were based, among other things, on an analysis of the weighted average cost of capital of Callon and the Callon selected companies (as defined below). Lazard calculated the equity NAV of Callon as the net present value of pre-tax cash flows generated by Callon’s risked reserves and undeveloped resources, less the present value of non-drilling and completion capital expenditures and corporate adjustments (including federal and state taxes, general and administrative expenses, changes in net working capital, hedging expenses, and certain balance sheet items), in each case as estimated by Carrizo management. This analysis indicated a range of implied equity values per share of Callon common stock of $1.22 to $4.78 under the $45 flat pricing scenario, $4.32 to $9.23 under the strip pricing scenario, and $6.37 to $12.49 under the $60 flat pricing scenario. The implied equity values per share of Callon common stock were compared to the closing trading price of Callon common stock of $6.40 per share as of July 12, 2019.

Comparable Companies Analysis

Lazard reviewed publicly available financial and stock market information of Carrizo, Callon, and the following selected publicly traded companies that, based upon the geographic location, size and scale of operations, mix of developed and undeveloped reserves, reserve life, production growth, and hydrocarbon mix (among other characteristics that Lazard deemed relevant), Lazard considered generally relevant for purposes of analysis (the “Carrizo selected companies” and the “Callon selected companies,” respectively, and together, the “selected companies”):

Carrizo Selected Companies

•	Callon

•	Cimarex Energy Co.

•	Matador Resources Company

•	Oasis Petroleum Inc.

•	QEP Resources, Inc.

•	SM Energy Company

•	WPX Energy, Inc.

Callon Selected Companies

•	Carrizo

•	Centennial Resource Development, Inc.

•	Jagged Peak Energy Inc.

•	Matador Resources Company

•	Parsley Energy, Inc.

•	SM Energy Company

•	WPX Energy, Inc.

Lazard reviewed, among other information, the closing trading prices of the common stock of the selected companies as of July 12, 2019, including as a percentage of the high closing prices for the 52 weeks ended July 12, 2019. Lazard also reviewed enterprise values, calculated as the market capitalization of the selected companies based on such company’s closing trading price as of July 12, 2019 and net debt, as a multiple of (i) estimated EBITDA (i.e., earnings before interest, taxes, depreciation, and amortization) for the selected companies other than Carrizo and Callon, and (ii) estimated Adjusted EBITDA for Carrizo and Callon as set forth in “—Certain Carrizo Unaudited Prospective Financial and Operating Information” and based on the $45 flat pricing scenario and the $60 flat pricing scenario as provided by Carrizo management, in each case for calendar years 2019 through 2021. Financial data of the selected companies were based on estimates of Carrizo management (solely with respect to Carrizo and Callon), public filings, publicly available Wall Street research analysts’ estimates, and other publicly available information.

The following table sets forth the data reviewed in the comparable companies analysis:

	Closing Price (as of 7/12/19)	52-Week High (%)	EV /2019E EBITDA	EV /2020E EBITDA	EV /2021E EBITDA
Carrizo Selected Companies
Callon	$6.40	49%	5.3x	4.2x	3.7x
Cimarex Energy Co.	$55.87	55%	4.7x	3.9x	3.7x
Matador Resources Company	$19.68	56%	6.3x	4.8x	4.3x
Oasis Petroleum Inc.	$5.30	36%	4.7x	4.5x	4.4x
QEP Resources, Inc.	$7.06	54%	5.4x	3.7x	3.5x
SM Energy Company	$10.82	32%	4.1x	3.3x	3.0x
WPX Energy, Inc.	$11.21	54%	4.8x	3.9x	3.7x

Callon Selected Companies
Carrizo	$10.50	35%	4.0x	3.6x	3.5x
Centennial Resource Development, Inc.	$7.63	33%	4.8x	3.9x	3.5x
Jagged Peak Energy Inc.	$8.75	59%	5.2x	3.7x	3.3x
Matador Resources Company	$19.68	56%	6.3x	4.8x	4.3x
Parsley Energy, Inc.	$18.30	56%	5.6x	4.4x	3.9x
SM Energy Company	$10.82	32%	4.1x	3.3x	3.0x
WPX Energy, Inc.	$11.21	54%	4.8x	3.9x	3.7x

Carrizo. The enterprise value for Carrizo was calculated under each of the commodity pricing scenarios using estimated Adjusted EBITDA multiples ranging from 4.1x to 6.3x for 2019, 3.3x to 4.8x for 2020, and 3.0x to 4.4x for 2021, which multiples were selected by Lazard using its professional judgment and expertise, utilizing current EBITDA multiples calculated for the Carrizo selected companies, multiplied by estimated Adjusted EBITDA of Carrizo for calendar years 2019 through 2021 provided by Carrizo management. The resulting range of implied equity values per share of Carrizo common stock were (i) $11.40 to $28.52 for 2019, $8.46 to $22.23 for 2020, and $4.36 to $15.28 for 2021 (with an average of $8.07 to $22.01) under the $45 flat pricing scenario, (ii) $11.40 to $28.52 for 2019, $8.46 to $22.23 for 2020, and $10.51 to $24.19 for 2021 (with an average of $10.12 to $24.98) under the strip pricing scenario, and (iii) $11.40 to $28.52 for 2019, $8.46 to $22.23 for 2020, and $13.33 to $28.28 for 2021 (with an average of $11.06 to $26.35) under the $60 flat pricing scenario. The average implied equity values per share of Carrizo common stock were compared to the closing trading price of Carrizo common stock of $10.50 per share as of July 12, 2019 and the proposed transaction value at then-current market pricing as of July 12, 2019 of $13.12 per share.

Callon. The enterprise value for Callon was calculated under each of the commodity pricing scenarios using estimated Adjusted EBITDA multiples ranging from 4.0x to 6.3x for 2019, 3.3x to 4.8x for 2020, and 3.0x to 4.3x for 2021 (after giving effect to the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the Callon preferred stock redemption that was completed on July 18, 2019), which multiples were selected by Lazard using its professional judgment and expertise, utilizing current EBITDA multiples calculated for the Callon selected companies, multiplied by estimated Adjusted EBITDA of Callon for calendar years 2019 through 2021 provided by Carrizo management. The resulting range of implied equity values per share of Callon common stock were (i) $7.89 to $15.27 for 2019, $6.93 to $12.65 for 2020, and $5.22 to $9.44 for 2021 (with an average of $6.68 to $12.46) under the $45 flat pricing scenario, (ii) $7.89 to $15.27 for 2019, $6.93 to $12.65 for 2020, and $7.78 to $13.07 for 2021 (with an average of $7.53 to $13.66) under the strip pricing scenario, and (iii) $7.89 to $15.27 for 2019, $6.93 to $12.65 for 2020, and $8.95 to $14.73 for 2021 (with an average of $7.93 to $14.22) under the $60 flat pricing scenario. The average implied equity values per share of Callon common stock were compared to the closing trading price of Callon common stock of $6.40 per share as of July 12, 2019.

Analyses of Combined Company

Pro Forma Impact Analysis—“Has/Gets” Analysis

Utilizing the financial information described above and estimates of operational synergies from the management of Carrizo, which are set forth in “—Certain Carrizo Unaudited Prospective Financial and

Operating Information —Carrizo Management Projections for Expected Synergies and Cost Savings,” Lazard compared the standalone per share value of Carrizo to the pro forma per share value of the combined company after giving effect to the merger contemplated by the merger agreement, including realization of a range of projected operational synergies. For purposes of this analysis, Lazard used the low, mid, and high-point values derived for Carrizo in the NAV analysis and the comparable companies analysis under each of the commodity pricing scenarios and compared such values to the low, mid, and high-point values derived for the combined company, which consisted of the implied equity value per share of Callon and Carrizo plus estimated values for the present value of projected synergies, as provided by Carrizo management.

In order to estimate the value of operational synergies, Lazard performed an NAV analysis to estimate the present value, as of April 30, 2019, of annual run rate potential synergies of $120 million to $190 million for 2019 through 2029, including the incurrence of $25 million of severance costs, $50 million of transaction fees in connection with the merger, and the present value impact of approximately $59 million in costs attributable to the effects of the restricted usage of Carrizo’s net operating losses imposed by Section 382 of the Code, in each case as provided by Carrizo management. The synergy cash flows were discounted to present value using a WACC discount rate of 10.5%. Based on the foregoing, Lazard estimated the present value of the annual value midpoint for the operational synergies at approximately $773 million.

As shown in the table below, this analysis indicated that the proposed merger was expected to be accretive to the holders of Carrizo common stock relative to the standalone total equity value per share of Carrizo common stock under each commodity pricing scenario:

(per share, except as noted)	Carrizo Common Stock			Combined Company Common Stock (including projected synergies)			Percentage Increase in Intrinsic Equity Value Per Share
	Low	Mid-Point	High	Low	Mid-Point	High	Low	Mid-Point	High
NAV Analysis
$45 Flat Pricing	$1.79	$3.83	$7.70	$5.49	$7.62	$12.16	207%	99%	58%
Strip Pricing	$11.38	$14.25	$19.67	$13.07	$16.03	$22.32	15%	12%	13%
$60 Flat Pricing	$17.45	$20.91	$27.45	$18.02	$21.65	$29.40	3%	4%	7%
Comparable Companies Analysis
$45 Flat Pricing	$8.07	$15.04	$22.01	$14.38	$20.78	$27.18	78%	38%	23%
Strip Pricing	$10.12	$17.55	$24.98	$16.17	$22.98	$29.79	60%	31%	19%
$60 Flat Pricing	$11.06	$18.71	$26.35	$16.99	$23.99	$30.99	54%	28%	18%

Relative Implied Exchange Ratio Analysis

Based on the implied equity values per share for Carrizo calculated in the NAV and comparable companies analyses and the implied equity values per share for the combined company calculated in the NAV and comparable companies analyses, Lazard calculated a range of implied exchange ratios of Carrizo common stock to combined company common stock (excluding projected synergies) under each of the commodity pricing scenarios.

The implied exchange ratios resulting from Lazard’s analyses were:

Range of Implied Exchange Ratios (excluding projected synergies)
NAV Analysis
$45 Flat Pricing	0.4x – 6.3x
Strip Pricing	1.2x – 4.6x
$60 Flat Pricing	1.4x – 4.3x
Comparable Companies Analysis
$45 Flat Pricing	0.6x – 3.3x
Strip Pricing	0.7x – 3.3x
$60 Flat Pricing	0.8x – 3.3x

The ranges of implied exchange ratios were compared to the exchange ratio provided for in the merger agreement.

Summary of Supplemental Reference Data

In addition to conducting the analyses described above, Lazard reviewed the following data, which were used for reference purposes only and were not used in Lazard’s evaluation of the fairness of the exchange ratio, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares).

Research Analyst Price Targets Analysis (12 Months Target)

Lazard reviewed publicly available research analyst 12-month undiscounted price targets based on Wall Street research reports prepared by 19 research analysts covering Carrizo and 20 research analysts covering Callon. Lazard observed target prices that ranged from $8.00 to $41.00 per share for Carrizo common stock and $8.00 to $16.00 per share for Callon common stock. Such target prices per share of Carrizo common stock were compared to the closing trading price of Carrizo common stock of $10.50 per share as of July 12, 2019 and the proposed transaction value at then-current market pricing as of July 12, 2019 of $13.12 per share, and such target prices per share of Callon common stock were compared to the closing trading price of Callon common stock of $6.40 per share as of July 12, 2019.

52-Week Trading Range Analysis

Lazard reviewed the range of trading prices for Carrizo common stock and Callon common stock for the 52-week period ended July 12, 2019. Lazard observed that, during this period, the closing prices of Carrizo common stock ranged from $8.64 to $29.58 per share, and the closing prices of Callon common stock ranged from $5.57 to $13.09 per share. The trading prices per share of Carrizo common stock were compared to the closing trading price of Carrizo common stock of $10.50 per share as of July 12, 2019 and the proposed transaction value at then-current market pricing as of July 12, 2019 of $13.12 per share, and the trading prices per share of Callon common stock were compared to the closing trading price of Callon common stock of $6.40 per share as of July 12, 2019.

Additionally, in the absence of precedent transactions believed by Lazard to be sufficiently comparable for purposes of evaluating the valuation of Carrizo in connection with Lazard’s opinion, Lazard did not prepare a precedent transaction analysis.

Miscellaneous

In connection with Lazard’s services as financial advisor, Carrizo agreed to pay Lazard an aggregate fee for such services that is currently estimated to be approximately $7.3 million based on the information available as of September 12, 2019, $1.0 million of which was paid upon the rendering of Lazard’s opinion (regardless of the conclusion reached therein), and the remainder of which is contingent upon the consummation of the merger. Carrizo also agreed to reimburse Lazard for certain reasonable expenses (including certain fees and expenses of its outside legal counsel) incurred in connection with Lazard’s engagement. In addition, Carrizo agreed to indemnify Lazard and certain related persons under certain circumstances against liabilities that may arise from or relate to Lazard’s engagement.

Lazard has provided certain investment banking services to Carrizo, for which it has received compensation, including, during the past two years, advising Carrizo with respect to certain shareholder activism matters. The aggregate fees to be received by Lazard from Carrizo for such services are approximately $1.0 million, $700,000 of which has been paid as of September 12, 2019 and all of which amount is credited against the contingent fee described above. The financial advisory business of Lazard has not been retained by or paid fees by Callon during the past two years.

Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Carrizo, Callon and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Carrizo, Callon and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Carrizo board in connection with, the provision of its opinion to the Carrizo board as to the fairness of the exchange ratio, from a financial point of view, to the holders of Carrizo common stock (other than holders of excluded shares). Lazard did not recommend any specific exchange ratio to the Carrizo board or directors or that any given exchange ratio or other consideration constituted the only appropriate exchange ratio or other consideration for the merger. Lazard’s opinion and analyses were only one of many factors taken into consideration by the Carrizo board in its evaluation of the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Carrizo board or Carrizo’s management with respect to the exchange ratio provided for in the merger or as to whether the Carrizo board would have been willing to determine that a different exchange ratio or other consideration was fair.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Carrizo because of its qualifications, expertise, and reputation in investment banking and mergers and acquisitions generally and in the oil and gas industry specifically, as well as its familiarity with the business of Carrizo.

Interests of Certain Callon Directors and Executive Officers in the Merger

In considering the recommendations of the Callon board, Callon shareholders should be aware that Callon’s executive officers have interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other Callon shareholders generally.

These interests include, for executive officers, eligibility for severance benefits under the Severance Plan (as defined below) upon certain Qualifying Terminations prior to the one year anniversary of the closing of the merger, as described in more detail below. Except for the Severance Plan, none of Callon’s directors or executive officers is a party to, or participates in any, Callon plan, program, or arrangement that provides such director or executive officer with any kind of compensation that is based on or otherwise relates to the completion of the merger.

The members of the Callon board were aware of and considered these interests, among other matters, in evaluating the merger agreement, in approving the merger agreement and in determining to recommend that Callon shareholders approve the Callon shareholder proposals.

Callon Severance Pay Plan

In general, all full-time regular employees of Callon (including its executive officers) are eligible for severance benefits under the Callon Severance Pay Plan (the “Severance Plan”). The Severance Plan provides enhanced severance benefits upon a termination of a participant’s employment by Callon without “cause” (as defined in the Severance Plan) that is determined to be as a direct result of the merger (a “Qualifying Termination”). Upon a participant’s Qualifying Termination prior to the earlier to occur of (i) the one year anniversary of the closing of the merger and (ii) termination of the merger agreement (a “Qualifying Merger Termination”), a participant is eligible for the following severance benefits (the “Severance Benefits”):

•

An amount equal to the greatest of (a), (b), or (c), provided that such amount may not exceed 52 weeks of base salary: (a) one and a half weeks of base salary per each $10,000 of annual base salary rounded

(using the normal rules of rounding) to the nearest $10,000, (b) two weeks of base salary per year of service, or (c) 26 weeks of base salary;

•

A bonus amount determined as follows: (a) if the Qualifying Termination occurs on or prior to February 1, 2020, 115% of the participant’s target annual bonus for 2019, and (b) if the Qualifying Termination occurs after February 1, 2020, an amount equal to the sum of (i) participant’s annual bonus for 2019 based on actual performance (to the extent not previously paid) and (ii) 115% of the participant’s target annual bonus for 2020 multiplied a fraction (the numerator of which is the number of day participant was employed in 2020, and the denominator of which is 365); and

•	Callon payment of COBRA premiums for nine months.

A participant eligible for the Severance Benefits will also be eligible for full acceleration of any restricted stock units and performance stock units granted under Callon’s omnibus incentive plans (such awards, “Callon RSUs” and “Callon PSUs,” respectively). For Callon PSUs, performance will be deemed to be achieved at actual performance levels as of the last day of the month immediately prior to the month such Qualifying Merger Termination.

Such Severance Benefits are subject to the participant’s execution and non-revocation of a general release of claims in favor of Callon, and cash severance benefits are payable in a lump sum as soon as practicable following the date such release becomes irrevocable.

Quantification of Potential Payments to Callon Named Executive Officers in Connection with the Merger

Item 402(t) of Regulation S-K requires disclosure of compensation arrangements or understandings with Callon’s named executive officers that are based on or otherwise relate to the merger, whether present, deferred or contingent. The individuals disclosed within this section and referred to as the “named executive officers” are Callon’s current principal executive officer, current principal financial officer, and three most highly compensated executive officers other than the principal executive officer and principal financial officer for Callon’s most recently completed fiscal year.

The table set forth below includes the amount of payments and benefits that each of Callon’s named executive officers could potentially receive that is based on or otherwise relates to the merger under the merger agreement and any other plan, agreement or arrangement. These payments include the payments described above and are not in addition to those described in previous sections. The amounts presented in the table below do not necessarily represent what each named executive officer will actually receive, and are calculated based on particular assumptions, as outlined below. These payments are specifically identified in this fashion to allow for a non-binding advisory vote of Callon’s shareholders regarding these payments and benefits.

The amounts in the table below were calculated using the following assumptions: (i) the consummation of the merger occurs on September 16, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) the value of accelerated equity awards is determined by multiplying the number of shares of Callon common stock subject to each Callon RSU or Callon PSU outstanding as of September 16, 2019 by $5.15, the average closing price of the Callon common stock over the first five trading days following the first public announcement of the merger, (iii) the employment of each of the named executive officers will be terminated by Callon on September 16, 2019 in a manner that constitutes a Qualifying Termination under the Severance Plan, (iv) each named executive officer has properly executed any documents and complied with all requirements necessary in order to receive the benefits noted below (including, for example, execution and non-revocation of a release of claims), and (v) the named executive officer’s base salary and annual target bonus remain unchanged from those in place as of September 16, 2019. Some of the assumptions used in the table below are subject to change and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

Name	Cash(3)	Equity(4)	Perquisites /Benefit(5)	Total
Joseph C. Gatto, Jr.	$1,868,625	$3,874,386	$17,360	$5,760,372
James P. Ulm, II	$946,275	$1,440,004	$17,360	$2,403,640
Michol L. Ecklund	$768,000	$810,785	$17,360	$1,596,146
Correne S. Loeffler(1)	—	—	—	—
Mitzi P. Conn	$469,300	$404,059	$17,360	$890,719
Gary A. Newberry(2)	—	—	—	—

(1)	Correne S. Loeffler resigned from Callon effective July 31, 2019 and, accordingly, is not eligible for benefits under the Severance Plan.
(2)	Gary A. Newberry retired from Callon effective January 31, 2019 and, accordingly, is not eligible for benefits under the Severance Plan.
(3)

Represents the cash severance amounts payable to each named executive officer (other than Mr. Newberry) under the Severance Plan upon a Qualifying Merger Termination. Such cash severance amounts is equal to (a) 52 weeks of the named executive officer’s base salary, which amounts to $825,000 for Mr. Gatto, $465,000 for Mr. Ulm, $400,000 for Ms. Ecklund, and $260,000 for Ms. Conn plus (b) 115% of the named executive officer’s target annual bonus for 2019, which amounts to $1,043,625 for Mr. Gatto, $481,275 for Mr. Ulm, $368,000 for Ms. Ecklund, and $209,300 for Ms. Conn.

(4)

Represents, with respect to each named executive officer who is eligible for benefits under the Severance Plan (i.e., other than Ms. Loeffler and Mr. Newberry), the value of Callon RSUs and Callon PSUs held by such named executive officer that would accelerate upon a Qualifying Merger Termination. For purposes of determining the value of Callon PSUs, performance was deemed to be achieved at actual performance levels as of August 31, 2019 (i.e., the last day of the month immediately prior to the month of the assumed termination date).

Name	Callon RSUs	Callon PSUs
Joseph C. Gatto, Jr.	$1,893,470	$1,980,917
James P. Ulm, II	$750,355	$689,649
Michol L. Ecklund	$449,708	$361,077
Mitzi P. Conn	$180,240	$223,819

(5)	Represents, with respect to each named executive officer, the value of nine months of COBRA premium payments payable by Callon upon a Qualifying Merger Termination.

Interests of Certain Carrizo Directors and Executive Officers in the Merger

Carrizo Directors to be Appointed to the Callon Board

Pursuant to the merger agreement, Callon and Carrizo have agreed that three members of the Carrizo board will be appointed to the Callon board immediately after the effective time. Any remuneration to be paid to these directors will be consistent with Callon’s directors’ remuneration policy. Please see “—Board of Directors and Management of Callon Following Completion of the Merger.”

Indemnification and Insurance

The merger agreement provides that, from and after the effective time, Callon and the surviving company shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each current and former director or officer of Carrizo or any of its subsidiaries and each person serving in specified capacities at the request or for the benefit of Carrizo or any of its subsidiaries, in each case against any costs or expenses, judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to, or in connection with any action or omission by such persons in their capacities as such. For a period of six years from the effective time, (i) Callon and the surviving company shall maintain in effect the provisions in (a) Carrizo’s and its subsidiaries’ governing documents and (b) any indemnification agreement of Carrizo or its subsidiaries with any indemnified party, and (ii) Callon shall also maintain in effect the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the merger agreement by Carrizo and its subsidiaries with respect to matters arising at or prior to the effective time; provided however, that Callon shall not be required to pay for such policy annual premiums of more than 300% of the last annual premium paid by Carrizo prior to the date of the merger agreement in respect of current policies of directors’ and officers’ liability insurance and fiduciary liability insurance. Alternatively, if it so elects in its sole discretion, Carrizo may purchase a “tail” policy with respect to acts or omissions occurring or alleged to have occurred prior to the effective time, provided that in no event shall the cost of such policy, if purchased by Carrizo, exceed six times the last annual premium paid by Carrizo prior to the date of the merger agreement. For additional information please see “The Merger Agreement—Indemnification and Insurance.”

Treatment of Carrizo Equity Awards in the Merger

The merger agreement provides for the treatment set forth below with respect to the awards held by Carrizo’s non-employee directors and executive officers:

Restricted Stock Awards: Each share of Carrizo restricted stock that is outstanding immediately prior to the effective time will vest in full and be cancelled as of the effective time and in exchange therefore, holders of Carrizo restricted stock will be entitled to receive the merger consideration, less withholding with respect to applicable taxes.

Restricted Stock Units: Subject to limited exceptions as described under “the Merger – Treatment of Carrizo Equity Awards in the Merger,” each Carrizo restricted stock unit (representing the right to receive a share of Carrizo common stock) that is outstanding as of immediately prior to the effective time will be cancelled as of the effective time and converted into a vested right to receive the merger consideration in respect of each share of Carrizo common stock covered by such award, less withholding for applicable taxes.

Performance Shares: Each award of Carrizo performance shares (representing the right to receive a number of shares of Carrizo common stock based on the achievement of performance conditions specified in the award) that is outstanding immediately prior to the effective time will be cancelled as of the effective time and in exchange therefor, the holders of such Carrizo performance shares will be entitled to receive the merger consideration with respect to a number of shares of Carrizo common stock equal the greater of the target number of shares subject to such award and the number of shares determined in accordance with the performance criteria provided in the applicable award agreement as if the performance period ended on the last business day immediately preceding the closing date, less withholding for applicable taxes.

Stock Appreciation Rights: Each Carrizo stock appreciation right (representing the right to receive a cash payment based on the appreciation in the value of Carrizo common stock between the grant date and the exercise date) that is outstanding immediately prior to the effective time will be cancelled as of the effective time and converted into a stock appreciation right with respect to a number of shares of Callon common stock that is equal to the merger consideration multiplied by the number of shares of Carrizo common stock subject to the stock appreciation right prior to the effective time, rounded down to the nearest whole share. The exercise price per share of the converted Callon stock appreciation right will be equal to the exercise price per share of the Carrizo stock appreciation right immediately prior to the effective time divided by the merger consideration, rounded up to the nearest whole cent. Following the effective time, each converted Callon SAR will be subject to the terms and conditions as applied to the corresponding Carrizo SAR immediately prior to the effective time, provided that the converted Callon SAR will be vested and exercisable in full and will remain exercisable for its full original term without regard to any continuing service requirement.

For additional information regarding the treatment of Carrizo equity awards, see the section entitled “The Merger—Treatment of Carrizo Equity Awards in the Merger.”

The following table sets forth, for each of Carrizo’s executive officers, the aggregate number of shares of Carrizo common stock subject to awards of restricted stock units, performance shares or stock appreciation rights held by such executive officers as of an assumed date of closing of September 16, 2019.

Name	Restricted Stock Units	Performance Shares (at target level)(2)	Stock Appreciation Rights(1)
Executive Officers(3)
S.P. Johnson IV	423,471	65,893	500,543
Brad Fisher	259,355	40,028	306,539
David L. Pitts	317,791	32,537	230,795
Gerald A. Morton	134,646	20,820	187,586
Richard H. Smith	90,289	14,019	109,611
Gregory F. Conaway	55,746	8,657	65,167

(1)

All stock appreciation rights can only be settled in cash upon exercise and have exercise prices per share that are greater than the assumed price of $10.15 per share of Carrizo stock, which is the average closing price of Carrizo common stock for the five trading days following the first public announcement of the merger, used for purposes of the tables below. See “—Quantification of Payments and Benefits to Carrizo’s Named Executive Officers.” The totals in this column include stock appreciation rights that are already vested with respect to 225,167 shares for Mr. Johnson, 136,808 shares for Mr. Fisher, 90,028 shares for Mr. Pitts, 82,856 shares for Mr. Morton, 50,802 shares for Mr. Smith and 28,853 shares for Mr. Conaway.

(2)

Each holder of performance shares will be entitled to receive the merger consideration with respect to a number of shares of Carrizo common stock equal to the greater of the target number of shares subject to such award and the number of shares determined in accordance with the performance criteria provided in the applicable award agreement as if the performance period ended on the last business day immediately preceding the closing date, less withholding for applicable taxes.

(3)

This table does not reflect any amounts that may, pursuant to the merger agreement, be granted as 2020 annual equity compensation awards to the executive officers, which awards, if any, will (a) include restricted stock units, performance shares and cash-settled stock appreciation rights, (b) be substantially consistent with the applicable grant date fair value of equity awards granted in 2019 (i.e., no greater than 5% higher than the aggregate grant date fair value of equity compensation awards granted in 2019), (c) provide for pro-rated vesting and settlement in the event the awardee is terminated without cause or for good reason and (d) be automatically assumed by Callon and converted into a restricted stock unit (with appropriate modifications made based on the type of award) in the event the awardee continues to be employed by Callon or any of its subsidiaries immediately following the effective time of the merger. The vesting of the 2020 awards will not accelerate upon the occurrence of a change in control and hence will not accelerate in connection with the merger.

For the estimated values of the potential accelerated vesting of the equity awards held by Carrizo’s named executive officers, see the “Equity” column of the table below under “—Quantification of Payments and Benefits to Carrizo’s Named Executive Officers.” For Carrizo’s executive officer who is not the named executive officer, the total value of the potential accelerated vesting of equity awards is $653,690, calculated on the same basis as described under “—Quantification of Payments and Benefits to Carrizo’s Named Executive Officers” for Carrizo’s named executive officers.

The following table sets forth, for each of Carrizo’s directors, the aggregate number of shares of Carrizo common stock subject to awards of restricted stock units held by such directors as of an assumed date of closing of September 16, 2019 and the estimated value of such restricted stock unit awards.

Name	Restricted Stock Units (#)	Estimated Value at Effective Time ($)(1)
Non-Employee Directors
Steven A. Webster	15,397	$ 156,280
F. Gardner Parker	10,586	107,448
Frances Aldrich Sevilla-Sacasa	8,276	84,001
Thomas L. Carter, Jr.	9,431	95,725
Robert F. Fulton	8,276	84,001
Roger A. Ramsey	10,586	107,448
Frank A. Wojtek	6,736	68,370

(1)

The estimated value of the acceleration of the Carrizo restricted stock unit awards is equal to the product of (i) the number of outstanding Carrizo restricted stock unit awards for each non-employee director and (ii) $10.15, the assumed value per share for purposes of this disclosure, which is the average closing price of the Carrizo common stock over the first five trading days following the first public announcement of the merger.

Termination Benefits

The following section outlines the benefits that Carrizo’s executive officers are eligible to receive if they experience a Qualifying Termination (as defined below) of employment in connection with the merger.

Change in Control Severance Plan.

Carrizo maintains a change in control severance plan for the benefit of its full-time employees (including its executive officers). The change in control severance plan generally provides for a severance protection period that begins on the date of a “change in control” of Carrizo and, for certain of its employees, including its executive officers, ends on the 24-month anniversary of that date. During the protection period, if the executive officer’s employment is terminated by Carrizo, or its successor, Callon, without “cause” or by the executive officer for “good reason” (a “Qualifying Termination”), the plan provides for the severance benefits described below. The consummation of the merger will meet the definition of a change in control under the change in control severance plan.

Although it has not yet been determined whether Carrizo’s executive officers will continue employment with Callon following the consummation of the merger or if they will incur a termination of employment in connection therewith, for purposes of disclosing benefits that may become payable to each executive officer, it has been assumed that each of the executive officers will experience a Qualifying Termination, triggering the following compensation and benefits to such executive officers under the change in control severance plan:

•

Lump Sum Cash Severance Payment. Payment, within 60 days following the named executive officer’s termination date, of a lump sum in cash equal to the severance multiple corresponding to each executive officer’s tier pursuant to the change in control severance agreement (3 times for Messrs. Johnson and Fisher, 2.5 times for Messrs. Pitts, Morton and Smith and 1.5 times for our executive officer who is not a named executive officer) times the sum of the executive officer’s (1) base salary immediately prior to his termination date and (2) the greater of the target annual bonus to which the executive officer is entitled under the Carrizo annual incentive bonus plan or program (A) on the date prior to the consummation of the change in control or (B) in the year the executive officer is terminated. The lump sum cash severance payment will also include a pro-rated bonus for the year of termination, with the payment equal to the target annual bonus as determined in the prior sentence, prorated based on the number of days in the calendar year that have lapsed prior to the effective time.

•

Equity Awards. The immediate vesting of any unvested equity-based incentive awards under any equity-based incentive plan of Carrizo and with any applicable performance conditions deemed satisfied as of the executive officer’s termination date and with the payout quantity determined at the greater of (A) actual performance as of the executive officer’s termination date or (B) target performance. For any awards that include an exercise period (such as a stock appreciation right), the executive officer will have the full maximum original term of the award in which to exercise the award, regardless of continued employment or the term of any existing award agreement providing for earlier termination of said award.

•	Continued Health Coverage. Payment of the applicable premiums for COBRA continuation coverage for the executive officer and his or her covered dependents for 18 months.

If the executive officer is terminated by Carrizo for “cause” (as defined below), the executive officer will not be eligible to receive the severance benefits described above.

For purposes of the change in control severance plan, the following terms are generally defined as set forth below:

•

“Cause” means (1) continued failure to substantially perform duties (other than any such failure resulting from the executive officer’s incapacity due to physical or mental illness) for a period of 30 days following written notice from Carrizo; (2) intentional acts that are detrimental or destructive to Carrizo, its affiliates, or their employees or property; (3) gross negligence and dishonesty; (4) misconduct in violation of Carrizo’s written policies; or (5) breach of the provisions of any confidentiality, non-compete or non-solicitation agreement between the executive officer and Carrizo.

•

“Good reason” means (1) a failure to pay or cause to be paid base salary when due; (2) a material reduction in current base salary or target bonus; (2) a relocation of the executive officer’s primary work location more than 40 miles from the work location on the date immediately prior to the effective date of such change; (3) if the executive officer’s employment is not automatically continued by virtue of the structure of the change in control, a failure to receive an offer of full-time permanent employment following the closing; (4) a failure to provide the executive officer with compensation and benefits, which in the aggregate, are at least substantially equal (in terms of benefit levels and/or reward opportunities) to those provided for under the material employee benefit plans, programs and practices in which the executive officer was participating as of the date of the change in control including, but not limited to the failure to pay an annual cash bonus at least equal to the average of the annual cash bonus provided to the executive officer in respect of the three years prior to the year in which the change in control occurs (or, for executive officers not employed for the entire such three-year period, the average annual bonus for the period for which the executive officer was employed), unless such annual cash bonus is calculated and paid in a manner consistent with other similarly situated executives, (5) a failure to permit the executive officer to participate in any or all incentive (including equity grants and other long term, short term and non-cash incentive plans), savings, retirement plans and benefit plans, fringe benefits, practices, policies and programs applicable generally to other similarly situated employees of Carrizo; (6) material diminution, in absolute terms, in the executive officer’s position, authority, duties or responsibilities including a requirement that the CEO report to a corporate officer or employee instead of reporting directly to the Board; or any action or inaction that constitutes a material breach of (A) this plan with respect to its application to the executive officer or (ii) any employment agreement with executive officer; provided, however, that the actions described in clauses (4) – (6) will only constitute “good reason” with respect to executive officers in tier 1 and tier 2 pursuant to the change in control severance plan, which includes each of the named executive officers. None of the actions described above will constitute good reason unless the executive officer gives notice within 90 days of the occurrence of such event and such condition is not remedied within 30 days after receipt of written notice thereof.

The change in control severance plan does not provide for an excise tax gross-up and instead provides that if amounts payable to a participant under the plan (together with any other amounts that are payable as a result of a change in control, the “Payments”) exceed the amount allowed under Section 280G of the Code for such executive officer, thereby subjecting the executive officer to an excise tax under Section 4999 of the Code, then the Payments will either be: (i) reduced to the level at which no excise tax applies, such that the full amount of the Payments would be equal to $1 less than three times the participant’s “base amount,” which is generally the average W-2 earnings for the five calendar years immediately preceding the date of termination, or (ii) paid in full, which would subject the participant to the excise tax, whichever alternative produces the best net after-tax position for the participant.

The employment agreement of each executive officer provides that, in the event an executive officer is terminated within 24 months after a change in control by Carrizo or by the executive officer for any reason, the executive officer will be entitled to recover from Carrizo damages, costs, expenses and attorney’s fees incurred in connection with an arbitration or dispute arising under the change in control severance plan.

Receipt of benefits under the change in control severance plan is subject to the executive officer’s execution of a waiver and release.

Quantification of Payments and Benefits to Carrizo’s Named Executive Officers

Item 402(t) of Regulation S-K requires disclosure of compensation arrangements or understandings with Carrizo’s named executive officers that are based on or otherwise relate to the merger, whether present, deferred or contingent. The individuals disclosed within this section and referred to as the “named executive officers” are Carrizo’s current principal executive officer, current principal financial officer, and three most highly compensated executive officers other than the principal executive officer and principal financial officer for Carrizo’s most recently completed fiscal year.

The table set forth below details the amount of payments and benefits that each of Carrizo’s named executive officers could potentially receive in connection with the merger under the merger agreement and the change in control severance plan. These payments include the payments described above and are not in addition to those described in previous sections. The amounts presented in the table below do not necessarily represent what each named executive officer will actually receive, and are calculated based on particular assumptions, as outlined below. These payments are specifically identified in this fashion to allow for a non-binding advisory vote of Carrizo’s stockholders regarding these payments and benefits.

The amounts in the table below were calculated using the following assumptions: (i) the consummation of the merger occurs on September 16, 2019, (ii) the value of accelerated equity awards is determined by multiplying the number of shares of Carrizo common stock subject to each restricted stock unit or performance share award by $10.15, the average closing price of the Carrizo common stock over the first five trading days following the first public announcement of the merger, with the number of shares subject to each performance share award determined assuming achievement at the target level of performance specified in the award, (iii) any stock appreciation rights are to be valued based on the intrinsic value of the stock appreciation right, calculated as the difference between $10.15 and the exercise price of the applicable stock appreciation right, multiplied by the number of shares subject to each stock appreciation right that is accelerated as a result of the merger, (iv) although it has not yet been determined whether the named executive officers will continue employment with Callon following the consummation of the merger or if their employment will be terminated in connection therewith, for purposes of this disclosure as required by Item 402(t) of Regulation S-K, the employment of each of the named executive officers will be terminated by Callon without cause or by the named executive officer for good reason immediately following the completion of the merger, and (v) with respect to any agreements that require the named executive officer to execute a release agreement or to comply with restrictive covenants, the named executive officer has properly executed that document or complied with all requirements necessary in order to receive the benefits noted below. Some of the assumptions used in the table below are subject to change and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
S.P. Johnson IV	4,636,326	4,967,045	27,961	9,631,332
Brad Fisher	3,359,916	3,038,737	30,599	6,429,252
David L. Pitts	2,640,429	3,555,829	26,829	6,223,087
Gerald A. Morton	2,257,836	1,577,980	26,829	3,862,645
Richard H. Smith	1,864,903	1,058,726	42,061	2,965,690

(1)

Represents (a) pursuant to the change in control severance plan with each named executive officer, a lump sum cash payment equal to 3 times for Messrs. Johnson and Fisher or 2.5 times for Messrs. Pitts, Morton and Smith the sum of the executive’s base salary immediately prior to the change in control or at any time thereafter, which amounts to $691,000 for Mr. Johnson, $515,000 for Mr. Fisher, $490,000 for Mr. Pitts, $419,000 for Mr. Morton and $368,000 for Mr. Smith, and the greater of the target annual bonus to which the named executive officer is entitled under the Carrizo annual incentive bonus plan or program (x) on the date prior to the consummation of the change in control or (y) in the year the named executive officer is terminated (“cash severance”) plus (b) the named executive officer’s pro-rata annual bonus awards for 2019 at target level (the “pro-rata annual bonus”), which amounts to $490,326 for Mr. Johnson, $347,166 for Mr. Fisher, $312,929 for Mr. Pitts, $267,586 for Mr. Morton and $208,903 for Mr. Smith. The cash severance is a “double-trigger” payment and is only payable to the named executive officer upon a termination of the named executive officer’s employment without cause or upon his resignation for good reason, in each case within 24 months of the merger. Pursuant to the merger agreement, the pro-rata annual bonus payment is “single trigger,” payable in 2020 at the normal time for payment of such bonuses or, if earlier, upon a Qualifying Termination under the change in control severance plan.

(2)

Represents, with respect to each named executive officer, (i) the consideration to be received upon cancellation of the named executive officer’s restricted stock units granted in 2017, 2018 and 2019, performance share awards granted in 2017, 2018 and 2019 and stock appreciation rights granted 2017, 2018 and 2019 pursuant to the merger agreement, assuming a per share price of $10.15, which is the average closing price of Carrizo common stock for the five trading days following the first public announcement of the merger. The number of Carrizo shares subject to each performance share award was determined assuming achievement at target level. Given that each holder of performance shares will be entitled to receive the merger consideration with respect to a number of shares of Carrizo common stock equal to the greater of the target number of shares subject to such award and the number of shares determined in accordance with the performance criteria provided in the applicable award agreement as if the performance period ended on the last business day immediately preceding the closing date (less withholding for applicable taxes), the actual amount realized may be greater than the amount included in respect of such performance share awards. No value has been included with respect to stock appreciation rights as the exercise price of each outstanding stock appreciation right held by our executive officers exceeds the assumed price per share of Carrizo common stock for purposes of this disclosure. Given that the stock appreciation right will be converted into stock appreciation rights to purchase Callon shares, the actual amount realized may be greater than the amount included in respect of such stock appreciation rights. Any fractional shares otherwise deliverable in connection with the merger are to be settled in cash. See the section entitled “—Treatment of Carrizo Equity Awards in the Merger” for the number of restricted stock units, performance shares and stock appreciation rights held by the named executive officers as of an assumed date of closing of September 16, 2019. These benefits are “single trigger” benefits available to the named executive officers upon the occurrence of the effective time.

(3)

Represents, pursuant to the change in control severance plan with each named executive officer, payment of the applicable premiums for COBRA continuation coverage for the named executive and his or her covered dependents for 18 months. These benefits are “double trigger” benefits and are only payable where the named executive officer is terminated without cause or upon his resignation for good reason during the protection period in connection with the merger.

Board of Directors and Management of Callon Following Completion of the Merger

Under the merger agreement, Callon and Carrizo have agreed that the board of directors of Callon immediately after the effective time will be comprised of all members of the Callon board as of immediately prior to the effective time, two members of the Carrizo board designated by Carrizo prior to the closing of the merger (i.e., the Carrizo designees), and one additional member of the Carrizo board designated by Callon prior to the closing of the merger (i.e., the Callon designee). The Carrizo designees must be reasonably acceptable to Callon; however, the merger agreement provides that any member of the Carrizo board as of the date of the merger agreement will be deemed to be reasonably acceptable to Callon. The Callon board will continue to be divided into three classes, designated as Class I, Class II, and Class III, each with staggered, three-year terms. Under the merger agreement, the Carrizo designees will be appointed as Class I directors, each with a term ending at the 2022 annual meeting of the shareholders of Callon, and the Callon designee will be appointed as a Class III director, with a term ending at the 2021 annual meeting of the shareholders of Callon.

The merger agreement further provides that the executive officers of Callon immediately prior to the effective time will continue in their current positions after the effective time.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Carrizo common stock who exchange their shares of Carrizo common stock for shares of Callon common stock pursuant to the merger. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This summary does not describe any state, local, foreign or other tax consequences (including estate, gift and Medicare contribution tax consequences) of the merger, or the tax consequences of owning or disposing of Callon common stock received in the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of Carrizo common stock who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Carrizo common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. If you are a partnership, or a partner of a partnership, holding Carrizo common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only U.S. holders that hold their Carrizo common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. holders of Carrizo common stock in light of their individual circumstances or to U.S. holders of Carrizo common stock that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Carrizo common stock as part of a straddle, hedge, constructive sale, or conversion transaction;

•	persons that purchased or sell their shares of Carrizo common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	shareholders who acquired their shares of Carrizo common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

ALL HOLDERS OF CARRIZO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Assuming that the merger is completed as currently contemplated, Callon and Carrizo intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Callon to complete the merger is conditioned upon the receipt of an opinion from Kirkland, counsel to Callon, or such other reputable law firm of national standing, reasonably acceptable to Callon (or if any such counsel is unable to deliver such opinion, Baker Botts) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions and exclusions set forth or described in such opinion. The obligation of Carrizo to complete the merger is conditioned upon the receipt of an opinion from Baker Botts, counsel to Carrizo, or such other reputable law firm of national standing, reasonably acceptable to Carrizo (or if any such counsel is unable to deliver such opinion, Kirkland) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, assumptions and exclusions set forth or described in such opinion. These conditions are waivable, and Callon and Carrizo undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. Neither of these opinions is binding on the Internal Revenue Service or the courts. Callon and Carrizo have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. The following discussion assumes the merger will qualify as a reorganization.

Federal Income Tax Consequences of the Merger. The U.S. federal income tax consequences of the merger to U.S. holders of Carrizo common stock are as follows:

•

except as discussed below in “—Cash Received in Lieu of a Fractional Share of Callon Common Stock,” no gain or loss will be recognized by U.S. holders of Carrizo common stock on the exchange of Carrizo common stock for Callon common stock pursuant to the merger;

•

the aggregate tax basis of the shares of Callon common stock received in the merger (including any fractional share interests in Callon common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the Carrizo common stock for which it is exchanged; and

•

the holding period of Callon common stock received in exchange for shares of Carrizo common stock (including any fractional share interests in Callon common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Carrizo common stock for which it is exchanged.

If a U.S. holder of Carrizo common stock acquired different blocks of Carrizo common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of Callon common stock may be determined separately with reference to each block of Carrizo common stock. Any such U.S. holder should consult its tax advisor regarding the holding periods of the particular shares of Callon common stock received in the merger.

Cash Received in Lieu of a Fractional Share of Callon Common Stock. A U.S. holder of Carrizo common stock who receives cash in lieu of a fractional share of Callon common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold to Callon that fractional share of Callon common stock for cash. As a result, a U.S. holder of Carrizo common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Callon common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Callon common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisor about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Information Reporting and Backup Withholding. Payments of cash in lieu of a fractional share to a holder of Carrizo common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a general discussion of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

Callon prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Callon being considered the acquirer of Carrizo for accounting purposes. This means that Callon will record all assets acquired and liabilities assumed from Carrizo at their acquisition date fair values at the effective date of the merger. Any excess of the consideration transferred over the fair value amounts of the identifiable assets acquired net of liabilities assumed is recorded as goodwill. Any goodwill would be is assessed for impairment at least annually and if impairment indicators exist.

Regulatory Approvals

Antitrust Clearance

The completion of the merger is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On July 26, 2019, Callon and Carrizo each filed a premerger notification and report form under the HSR Act. The parties received early termination of the HSR Act waiting period on August 6, 2019.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Callon or Carrizo or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the share issuance proposal, Callon has filed a registration statement with the SEC under the Exchange Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Callon common stock issuable upon the effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the merger is subject to approval for listing of the shares of Callon common stock issuable in the merger on the NYSE, subject to official notice of issuance.

Exchange of Shares

As soon as reasonably practicable after the effective time (and in any event, within ten business days after the effective time), an exchange agent will mail to each record holder of Carrizo common stock (and, if applicable, each record holder of Carrizo preferred stock) whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement a letter of transmittal and instructions for effecting the surrender of Carrizo stock certificates and uncertificated shares of Carrizo stock represented by book-entry form in exchange for the merger consideration.

Upon receipt by the exchange agent of (i) either Carrizo stock certificates or Carrizo book-entry shares for cancellation and (ii) a signed letter of transmittal and such other documents as may be customarily required by the exchange agent, the holder of such shares will be entitled to receive the merger consideration (including cash in lieu of fractional shares, if any) in exchange therefor, along with any other dividends or distributions to which such shares are entitled.

Treatment of Indebtedness

As of June 30, 2019, Callon had outstanding $105.0 million of principal and $17.7 million of letters of credit under its existing credit facility, and Carrizo had outstanding $841.3 million of principal and no letters of credit under its existing credit facility. The amount of indebtedness under the existing credit facilities at the effective time of the merger may be significantly more or less than the above listed amounts. If the Carrizo preferred stock is redeemed in connection with the merger, Callon expects to incur additional indebtedness to fund the redemption. Completion of the merger would constitute an event of default under the terms of both credit facilities.

In connection with its entry into the merger agreement, Callon received a commitment letter from JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), BofA Securities, Inc. (“BofA Securities”), and Bank of America, N.A. (“Bank of America” and, together with JPMorgan Chase and BofA Securities, the “commitment parties”), subject to certain funding conditions, for a proposed new five-year senior secured revolving credit facility with an initial borrowing base expected to be $2.5 billion (the “new credit facility”). The commitment parties’ obligations to fund the new credit facility are subject to several limited conditions as set forth in the commitment letter, including, among others, the completion of the merger, the absence of a material adverse effect (as defined in the merger agreement) on Carrizo, the accuracy in all material respects of certain representations and warranties, the absence of certain events of default, and the delivery of certain financial statements of Callon and Carrizo. In connection with the consummation of the merger, Callon and Carrizo expect to repay in full the outstanding borrowings under Callon’s and Carrizo’s existing credit facilities with borrowings under the new credit facility and terminate Callon’s and Carrizo’s existing credit facilities. Entry into the new credit facility is not a condition to the closing of the merger, and the terms of the new credit facility (including with respect to interest rates, collateral, restrictive covenants, events of default, guarantees, and prepayment provisions) are being negotiated and subject to change.

As of June 30, 2019, Callon had outstanding $600 million aggregate principal amount of 6.125% senior notes due 2024 and $400 million aggregate principal amount of 6.375% senior notes due 2026. As of June 30, 2019, Carrizo had outstanding $650 million aggregate principal amount of 6.25% senior notes due 2023 and $250 million aggregate principal amount of 8.25% senior notes due 2025. Callon does not currently anticipate taking any action with respect to the outstanding senior notes of Callon or Carrizo in connection with the merger.

For a description of Callon’s and Carrizo’s existing indebtedness, see Callon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 7, 2019, and Carrizo’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 8, 2019, respectively, each of which is incorporated by reference into this joint proxy statement/prospectus.

Treatment of Carrizo Equity Awards in the Merger

Prior to the effective time of the merger, Carrizo and Callon will take all actions necessary or required in accordance with applicable law and each Carrizo stock plan (including the award agreements in respect of awards granted thereunder) to give effect to the following:

Restricted Stock Awards

Each share of Carrizo restricted stock that is outstanding as of immediately prior to the effective time will, as of the effective time, vest and convert into the right to receive the merger consideration, subject to any applicable withholding taxes.

Carrizo Restricted Stock Units

Subject to limited exceptions as described below, each Carrizo restricted stock unit that is outstanding as of immediately prior to the effective time will, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo restricted stock unit as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Notwithstanding the foregoing, Carrizo restricted stock units awarded to one employee on June 3, 2019, as well as any other Carrizo restricted stock units granted to a new hire between signing and closing will be assumed by Callon and be converted into a restricted stock unit with respect to a number of shares of Callon common stock that is equal to the merger consideration. These restricted stock units will not “single trigger” vest upon consummation of the merger (as described in the paragraph above) but will only accelerate vesting on a “double trigger” basis upon a termination qualifying for severance benefits under the Carrizo’s change in control severance plan, as further described below under “—Interests of Certain Carrizo Directors and Executive Officers in the Merger—Termination Benefits.” Following the effective time, the vesting and other terms and conditions provided in the corresponding governing award agreement immediately prior to the effective time will continue in full force and effect with respect to an assumed restricted stock unit and, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division, or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Callon common stock after the effective time.

Carrizo Performance Shares

Each award of Carrizo performance shares that is outstanding as of immediately prior to the effective time shall, as of the effective time, automatically be cancelled and converted into a vested right to receive a number of shares of Callon common stock that is equal to the product of (a) the greater of (1) the target number of shares of Carrizo common stock subject to such Carrizo performance share award as of immediately prior to the effective time and (2) the number of shares of Carrizo common stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement, measured based on a shortened performance period that ends as of the close of the business day prior to the effective time (if such performance is determinable, and as determined by the Carrizo board immediately prior to the effective time), multiplied by (b) the exchange ratio, rounded up to the nearest whole share, subject to any applicable withholding taxes.

Carrizo Stock Appreciation Rights

Each Carrizo SAR (representing the right to receive a cash payment based on the appreciation in the value of Carrizo common stock between the grant date and the exercise date) that is outstanding as of immediately prior to the effective time will, as of the effective time, automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a converted Callon SAR with respect to that number of shares of Callon common stock that is equal to the product of (a) the number of shares of Carrizo common stock subject to such Carrizo SAR as of immediately prior to the effective time, multiplied by (b) the exchange ratio, rounded down to the nearest whole share. The exercise price per share of the converted Callon SAR will be equal to the exercise price per share of the Carrizo SAR divided by the exchange ratio, rounded up to the nearest whole cent. Following the effective time, the converted Callon SAR will be subject to such other terms and conditions as applied to the corresponding Carrizo SAR immediately prior to the effective time, provided that the converted Callon SAR will be vested and exercisable in full and will remain exercisable for its full original term without regard to any continuing service requirement.

Dividend Policy

Callon has not paid any cash dividends on its common stock and does not intend to do so in the foreseeable future. Callon intends to reinvest its cash flows and earnings into the operation and development of its business. Any future cash dividends to Callon shareholders would depend on its financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors determined by the Callon board. Covenants contained in Callon’s credit facility, indentures governing Callon’s debt securities, and restrictions governing Callon’s preferred stock, if any, also impact the ability of Callon to pay dividends and make other distributions in respect of its common stock.

Subject to limited exceptions, including for Callon’s ordinary course dividends and dividends required to be paid to holders of Callon’s preferred stock, if any, the merger agreement prohibits Callon (unless consented to in advance by Carrizo, which consent may not be unreasonably withheld, conditioned, or delayed) and any controlled subsidiary of Callon (other than wholly owned subsidiaries) from paying dividends to shareholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms.

Carrizo has not paid any cash dividends on its common stock and does not intend to do so in the foreseeable future. Carrizo intends to retain any earnings for the future operation and development of its business. Covenants contained in Carrizo’s credit facility, indentures governing Carrizo’s debt securities, and restrictions governing Carrizo’s preferred stock also impact the ability of Carrizo to pay dividends and make other distributions in respect of its common stock.

Carrizo’s preferred stock has a liquidation preference of $1,000.00 per share and bears an annual cumulative dividend rate of 8.875%, payable quarterly. For the years ended December 31, 2018 and 2017, Carrizo declared and paid cash dividends of $18.2 million and $7.8 million, respectively, on its preferred stock. There were no dividends on Carrizo’s preferred stock for the year ended December 31, 2016.

Subject to limited exceptions, including for Carrizo’s ordinary course dividends and dividends required to be paid to holders of the Carrizo preferred stock, the merger agreement prohibits Carrizo (unless consented to in advance by Callon, which consent may not be unreasonably withheld, conditioned, or delayed) and any controlled subsidiary of Carrizo (other than wholly owned subsidiaries) from paying dividends to Carrizo’s shareholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms.

For additional information on the treatment of dividends under the merger agreement, see “The Merger Agreement—Conduct of Business.”

Listing of Callon Common Stock; Delisting and Deregistration of Carrizo Common Stock

It is a condition to the consummation of the merger that the shares of Callon common stock issuable to Carrizo shareholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Carrizo common stock currently trade on the NASDAQ under the stock symbol “CRZO.” When the merger is completed, Carrizo will cease to exist and the Carrizo common stock will cease to be traded on the NASDAQ and will be deregistered under the Exchange Act.

Appraisal Rights and Dissenters’ Rights

Callon

Callon shareholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger under Callon’s organizational documents or under Delaware law.

Carrizo Common Stock

The holders of shares of Carrizo common stock are not entitled to appraisal rights or dissenters’ rights in connection with the merger under Carrizo’s organizational documents, Texas law, or Delaware law.

Carrizo Preferred Stock

Pursuant to the Texas Business Organizations Code (the “TBOC”), a holder of Carrizo preferred stock is entitled (subject to compliance with certain conditions under the TBOC) to dissent from the merger and obtain the fair value of its ownership interest in cash through an appraisal, which may be more or less than the value of the shares of Callon new preferred stock that such holder would be issued in the merger in exchange for such holder’s shares of Carrizo preferred stock. The holders of Carrizo preferred stock will separately receive information regarding these rights of dissent and appraisal. However, if the holders of shares of Carrizo preferred stock do not vote in favor of the merger, then we expect that Carrizo will exercise its option to redeem the preferred stock immediately prior to closing and thus dissenters’ rights would no longer be applicable.

Litigation Related to the Merger

On August 28, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the Southern District of New York, captioned John Andre v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08064-VM (the “Andre Action”). On September 4, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the Southern District of New York, captioned Ertan Barucic v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08185-VM (the “Barucic Action”). Also on September 4, 2019, a purported shareholder of Carrizo filed a complaint in a putative class action in the United States District Court for the Southern District of New York, captioned James Umland v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08224-VM (the “Umland Action”). On September 10, 2019, a purported shareholder of Carrizo filed a complaint in a putative class action in the United States District Court for the Southern District of Texas, captioned Ertan Barucic v. Carrizo Oil & Gas, Inc. et al., Case No. 4:19-cv-03405 (the “Barucic Class

Action”). Also on September 10, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the Southern District of New York, captioned Murray Budd v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08391-VM (the “Budd Action”). On September 13, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the District of Delaware, captioned Mohammad Siddiqui v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-01726-LPS (the “Siddiqui Action”). On September 17, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the Southern District of New York, captioned Camille Sarrasin v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08633-VM (the “Sarrasin Action”). On September 18, 2019, a purported shareholder of Carrizo filed a complaint in a putative class action in the United States District Court for the Southern District of New York, captioned Carole Sawyer v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08677-VM (the “Sawyer Action”). On September 9, 2019, the Andre Action, the Barucic Action, the Umland Action, and the Budd Action were consolidated under the Andre Action, Case No. 1:19-cv-08064-VM. In addition, on September 20, 2019, the Andre Action, the Sarrasin Action, and the Sawyer Action were consolidated under the Andre Action, Case No. 1:19-cv-08064-VM (the “Consolidated Action”). The Barucic Class Action and the Consolidated Action allege that the preliminary joint proxy statement/prospectus, filed with the SEC on August 20, 2019, omits material information with respect to the merger, rendering it false and misleading and thus that Carrizo and the directors of Carrizo violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Barucic Class Action, the Siddiqui Action, and the Consolidated Action further allege that the directors of Carrizo violated Section 20(a) of the Exchange Act. The Barucic Class Action, the Siddiqui Action, and the Consolidated Action seek, among other things, to enjoin the transactions contemplated by the merger agreement unless Carrizo discloses the allegedly material information that was allegedly omitted from the preliminary joint proxy statement/prospectus, an award of damages, and an award of attorneys’ fees and expenses.

On August 28, 2019, a purported shareholder of Carrizo filed an individual complaint in the United States District Court for the District of Delaware, captioned Shiva Stein v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01599-LPS (the “Stein Action”). On September 3, 2019, a purported shareholder of Carrizo filed a complaint in a putative class action in the United States District Court for the District of Delaware, captioned Eric Sabatini v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01644-CFC (the “Sabatini Action”). On September 5, 2019, a purported shareholder of Carrizo filed a complaint in a putative class action in the United States District Court for the District of Delaware, captioned Manoj Fernandes v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01658-LPS (the “Fernandes Action”). The Stein Action, the Sabatini Action, and the Fernandes Action allege that the preliminary joint proxy statement/prospectus, filed with the SEC on August 20, 2019, omits material information with respect to the merger, rendering it false and misleading and thus that Carrizo, Callon, and the directors of Carrizo violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Stein Action, the Sabatini Action, and the Fernandes Action further allege that the directors of Carrizo and Callon violated Section 20(a) of the Exchange Act. The Stein Action, the Sabatini Action, and the Fernandes Action seek, among other things, to enjoin the transactions contemplated by the merger agreement unless Carrizo and Callon disclose the allegedly material information that was allegedly omitted from the preliminary joint proxy statement, an award of damages, and an award of attorneys’ fees and expenses.

Carrizo believes that the Andre Action, the Barucic Action, the Umland Action, the Barucic Class Action, the Budd Action, the Stein Action, the Sabatini Action, and the Fernandes Action are without merit and intends to vigorously defend them. Callon also believes the Stein Action, the Sabatini Action, and the Fernandes Action are without merit and intend to vigorously defend them.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement and certain exhibits thereto, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Callon and Carrizo encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Callon and Carrizo described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Callon nor Carrizo intends that the merger agreement will be a source of business or operational information about Callon or Carrizo. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Callon and Carrizo make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Callon and Carrizo are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Callon and Carrizo contained in this joint proxy statement/prospectus or Callon’s or Carrizo’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Callon or Carrizo contained in the merger agreement and described in the summary. The representations, warranties, and covenants made in the merger agreement by Callon and Carrizo are qualified and subject to important limitations agreed to by Callon and Carrizo in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to shareholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the applicable provisions of the DGCL and the TBOC, at the effective time, Carrizo shall be merged with and into Callon, whereupon the separate corporate existence of Carrizo shall cease, and Callon shall continue its existence under the laws of the State of Delaware as the surviving company in the merger.

At the effective time, each share of Carrizo common stock issued and outstanding immediately prior to the effective time (other than shares of Carrizo common stock (i) owned or held in treasury by Carrizo or any wholly owned subsidiary of Carrizo or (ii) owned by Callon or any wholly owned subsidiary of Callon, which shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor), will be canceled and automatically converted into the right to receive 2.05 shares of Callon common stock with cash paid in lieu of the issuance of fractional shares of Callon common stock, if any, without interest and subject to applicable withholding taxes.

Callon will not issue any fractional shares of Callon common stock in connection with the merger. In lieu of any fractional shares of Callon common stock to which a Carrizo shareholder would otherwise have been entitled, each Carrizo shareholder shall receive cash, rounded up to the nearest whole cent and without interest, in an amount equal to the product of (i) such fractional amount multiplied by (ii) the volume weighted averages of the trading price of shares of Callon common stock on the NYSE as reported by Bloomberg on each of the five consecutive trading days ending on the trading day that is three trading days prior to the date of the effective time, rounded down to the nearest penny (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events) (the “fractional share consideration”).

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place no later than the fifth business day after the satisfaction or, to the extent permitted by applicable law, waiver of the last of the conditions to closing (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing of the merger).

Immediately following the closing, Callon and Carrizo will file certificates of merger with respect to the merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the TBOC, respectively. The merger will become effective at the time specified in the certificates of merger after acceptance by the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas or at such other time as may be provided pursuant to applicable law.

Callon and Carrizo have targeted to complete the merger in the fourth quarter of fiscal year 2019, subject to receipt of the required Callon shareholder approval and Carrizo shareholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the merger (described below under “—Conditions to Completion of the Merger”).

Exchange and Payment Procedures

Prior to the effective time, Callon will designate the transfer agent of the Carrizo common stock to act as the exchange agent (the “exchange agent”) in connection with the merger and as the agent for Carrizo shareholders (including, if applicable, the holders of the Carrizo preferred stock) for the purpose of receiving and holding their certificates and book-entry shares.

Prior to the effective time, Callon will deposit or cause to be deposited with the exchange agent evidence of Callon common stock and, if applicable, Callon new preferred stock in certificated or book-entry form equal to the aggregate merger consideration and cash in immediately available funds in an amount sufficient to pay the aggregate fractional share consideration (and any other amounts payable in respect of the merger consideration pursuant to the merger agreement).

As soon as reasonably practicable after the effective time and in any event within ten business days of closing, Callon will cause the exchange agent to mail to each holder of record of shares of Carrizo common stock and, if applicable, Carrizo preferred stock (whose shares were cancelled and converted into the right to receive the merger consideration pursuant to the merger agreement) (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Carrizo stock certificates (or affidavits of loss in lieu thereof and, if required by Callon or the exchange agent, an indemnity bond) and Carrizo book-entry shares in exchange for the merger consideration (including any other amounts payable in respect thereof pursuant to the merger agreement).

Upon receipt by the exchange agent of (i) either Carrizo stock certificates (or affidavits of loss in lieu thereof and, if required by Callon or the exchange agent, an indemnity bond) or Carrizo book-entry shares for cancellation and (ii) a validly executed and duly completed letter of transmittal in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such shares will be entitled to receive in exchange therefor the merger consideration (including any other amounts payable pursuant to the merger agreement) for each certificated share of Carrizo stock or book-entry share (including, if applicable, the Carrizo preferred stock). No interest shall be paid or accrue on any cash portion of the merger consideration payable upon surrender of any Carrizo stock certificate (or affidavits of loss in lieu thereof) or Carrizo book-entry shares.

Callon, Carrizo, the surviving company in the merger, and the exchange agent and their respective affiliates will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the merger agreement any amounts or securities as may be required to be deducted and withheld with respect to such payment under applicable tax laws.

If any Carrizo stock certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by Callon or the exchange agent, the posting of an indemnity bond in such amount as Callon or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against Callon, the exchange agent, or the surviving company with respect to such Carrizo stock certificate, the exchange agent shall deliver the applicable merger consideration (including any other amounts payable in respect thereof pursuant to the merger agreement).

If any portion of the merger consideration deposited with the exchange agent is not claimed within 365 days following the effective time, such merger consideration will be delivered to Callon, upon demand, and any former Carrizo shareholders who have not theretofore received the merger consideration will thereafter look only to the surviving company for satisfaction of their claim for such amounts.

The Callon Board Following the Merger

In connection with the merger, Callon and Carrizo have agreed that the Director Designees will be appointed to the Callon board immediately after the effective time, with the Callon designee being appointed as a Class III director, with a term ending at the 2021 annual meeting of the shareholders of Callon, and the Carrizo designees being appointed as Class I directors, each with a term ending at the 2022 annual meeting of the shareholders of Callon. Callon and Carrizo expect that the Callon designee will be Frances Aldrich Sevilla-Sacasa and the Carrizo designees will be S.P. Johnson IV and Steven A. Webster.

Representations and Warranties

Callon and Carrizo have each made representations and warranties to the other. Carrizo’s representations and warranties relate to, among other topics, the following:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and permits;

•	environmental matters;

•	employee benefit plans;

•	absence of certain changes or events;

•	investigations and litigation;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	certain regulatory matters;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	real property, oil and gas leases, and oil and gas interests;

•	insurance;

•	receipt of opinions from Carrizo’s financial advisors;

•	material contracts;

•	reserve reports;

•	derivatives;

•	actions with respect to the tax treatment of the merger;

•	absence of undisclosed brokers’ fees and expenses;

•	inapplicability of state takeover statutes and anti-takeover laws;

•	compliance with anti-bribery, money laundering, and export control laws;

•	solvency; and

•	absence of other representations and warranties.

•	Callon’s representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and permits;

•	environmental matters;

•	employee benefit plans;

•	absence of certain changes or events;

•	investigations and litigation;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	certain regulatory matters;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	real property, oil and gas leases, and oil and gas interests;

•	insurance;

•	receipt of an opinion from Callon’s financial advisor;

•	material contracts;

•	reserve reports;

•	derivatives;

•	actions with respect to the tax treatment of the merger;

•	absence of undisclosed brokers’ fees and expenses;

•	ownership of shares of Carrizo common stock or Carrizo preferred stock;

•	compliance with anti-bribery, money laundering, and export control laws;

•	availability of funds and solvency; and

•	absence of other representations and warranties.

Certain of the representations and warranties given by Callon and Carrizo, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to a person means an event, change, effect, development, or occurrence that has had, or would have, a material adverse effect on (a) the business, financial condition, or continuing results of operations of Callon or Carrizo, as applicable, and its subsidiaries, taken as a whole, or (b) the ability of Callon or Carrizo, as applicable, to consummate the merger; provided, however, that in the case of clause (a), no event, change, effect, development, or occurrence directly or indirectly resulting from, arising out of, attributable to, or related to the following shall constitute a “material adverse effect”: (1) changes in general economic, financial, or other capital market conditions (including prevailing interest rates), (2) changes in condition or developments generally applicable to the oil and gas industry in the United States, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, changes in law or regulation affecting such industries, (3) the announcement or the existence of, compliance with, or performance under, the merger agreement or the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of Callon or Carrizo, as applicable, or any of its subsidiaries with employees, labor unions, customers, suppliers, or partners, and including any lawsuit, action or other proceeding with respect to any of the transactions contemplated by the merger agreement provided that the exception in this clause (3) shall not apply to certain specified representations or warranties to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the performance of obligations or the satisfaction of conditions thereunder, (4) any taking of any action contemplated or expressly permitted by the merger agreement or at the request of the other party thereto, (5) any changes or developments in prices for oil, natural gas or other commodities or for Callon’s or Carrizo’s, as applicable, raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal, modification, reinterpretation, or proposal of any rule, regulation, ordinance, order, protocol, or any other law of or by any national, regional, state, or local governmental entity, or market administrator, (7) any changes in GAAP or accounting standards or interpretations thereof, or that result from any action taken for the purpose of complying with the foregoing, (8) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, or other natural disasters, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war, sabotage, or terrorism, (9) any failure by Callon or Carrizo, as applicable, to meet any financial projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development, or occurrence underlying such failure has resulted in, or contributed to, a material adverse effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of the Callon common stock, or the Carrizo common stock or the Carrizo preferred stock, as applicable, or in Callon’s or Carrizo’s credit rating, or any failure by Callon or Carrizo to meet any analysts’ estimates or expectations of Callon’s or Carrizo’s revenue, earnings, or other financial performance or results of operations for any period, as applicable, or any failure by Callon or Carrizo, as applicable, or any of its subsidiaries to meet any internal budgets, plans, or forecasts of its revenues, earnings, or other financial performance or results of operations (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development, or occurrence underlying such change has resulted in, or contributed to, a material adverse effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (6), (7), and (8), to the extent disproportionately affecting Callon or Carrizo, as applicable, and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Callon or Carrizo, as applicable, and its subsidiaries operate.

Conduct of Business

Under the merger agreement, each of Callon and Carrizo has agreed to restrict the conduct of its respective businesses between the date of the merger agreement and the earlier of the effective time and the termination of the merger agreement.

Conduct of Business by Carrizo and its Subsidiaries

In general, except as previously disclosed to Callon, required by the merger agreement or applicable law or the regulations or requirements of any stock exchange or regulatory organization or otherwise consented to in writing by Callon (such consent not to be unreasonably withheld, conditioned, or delayed), until the merger closes or the merger agreement is terminated, Carrizo has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its and their business in the ordinary course of business, including to use commercially reasonable efforts to (i) preserve intact its and their present lines of business, (ii) maintain its and their rights, franchises, and permits, and (iii) preserve its and their present relationships with significant customers and suppliers.

In addition, except as previously disclosed to Callon, required by the merger agreement or applicable law or the regulations or requirements of any stock exchange or regulatory organization or otherwise consented to in writing by Callon (such consent not to be unreasonably withheld, conditioned, or delayed), until the merger closes or the merger agreement is terminated, Carrizo has agreed that it will not, and will not permit its subsidiaries to:

•	amend Carrizo’s or its subsidiaries’ organizational documents;

•

split, combine, or reclassify any capital stock of Carrizo or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the capital stock of Carrizo or any of its subsidiaries, except for any transaction by a wholly owned subsidiary of Carrizo which remains a wholly owned subsidiary of Carrizo following such transaction;

•

except in the ordinary course of business, authorize or pay any dividends on or make any distribution with respect to outstanding shares of capital stock of Carrizo or any subsidiary of Carrizo that is not wholly owned by Carrizo, except (a) dividends or distributions by any subsidiary of Carrizo to Carrizo or to any subsidiary of Carrizo in the ordinary course of business, (b) dividends payable to the holders of Carrizo preferred stock in accordance with the statement of resolutions applicable thereto, and (c) dividends or distributions required under the applicable organizational documents of Carrizo or any of its subsidiaries in effect as of the date of the merger agreement;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization other than (a) transactions for which the consideration is less than $30 million in the aggregate, (b) the merger, and (c) any mergers, consolidations, restructurings, or reorganizations solely among Carrizo and its subsidiaries or among Carrizo’s subsidiaries, or any action with respect to any securities owned by such person, in each case that would not reasonably be expected to prevent, materially impede, or materially delay the consummation of the merger;

•

make any acquisition of any other person, business, or asset or make any loans, advances, or capital contributions to or investments in any other person with a value (including assumed debt) in excess of $20 million in the aggregate, except (1) as contemplated by Carrizo’s budget and capital expenditure plan for the year ending December 31, 2019 or, to the extent generally consistent with Carrizo’s budget and capital expenditure plan for the year ending December 31, 2019, amounts incurred in 2020, (b) for obligations contemplated under Carrizo’s existing joint operating agreements, or (c) as made in connection with any transaction among Carrizo and its wholly owned subsidiaries or among Carrizo’s wholly owned subsidiaries; provided, however, such transaction would not reasonably be expected to prevent, materially impede, or materially delay the consummation of the merger;

•

sell, lease, license, transfer, exchange, or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value (in any individual or related transactions) in excess of $30 million in the aggregate, except (a) sales, transfers, and dispositions of obsolete or worthless equipment, (b) sales, transfers, exchanges, swaps, or other dispositions of inventory, commodities, and produced hydrocarbons, crude oil, and refined products in the ordinary course of business, (c) sales, leases, licenses, transfers, exchanges, swaps, or other dispositions or encumbrances made in connection with any transaction among Carrizo and its wholly owned subsidiaries or among Carrizo’s wholly owned subsidiaries, or (d) for the avoidance of doubt, as a result of the expiration of certain Carrizo oil and gas leases in the ordinary course of business or by the terms of such leases;

•

make or commit to make (a) any capital expenditures that are, in the aggregate, greater than 100% of the aggregate amount of capital expenditures scheduled to be made in Carrizo’s budget and capital expenditure plan for the year ending December 31, 2019 or, to the extent generally consistent with amounts in Carrizo’s budget and capital expenditure plan for the year ending December 31, 2019, amounts incurred in 2020 or (b) any capitalized expenditures for drilling, completion, infrastructure, land, and seismic costs, on a net working interest basis to Carrizo, in excess of $50 million in the aggregate, except for (a) expenditures contemplated by Carrizo’s budget and capital expenditure plan for the year ending December 31, 2019, (b) expenditures made in response to any emergency, (c) expenditures for the safety of individuals, assets, or the environment, or (d) expenditures to repair damage from an insured casualty event;

•

except as required by applicable law or the terms of any Carrizo benefit plan existing and as in effect on the date of the merger agreement, (a) establish, adopt, amend, modify, commence participation in, or terminate (or commit to do any of the foregoing) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan, or arrangement covering any current or former directors, officers, employees, consultants, independent contractors, or other service providers of Carrizo or any of its subsidiaries or other existing Carrizo benefit plan (other than amendments or modifications to broad-based Carrizo benefit plans in the ordinary course of business that do not materially increase the cost or expense to Carrizo of providing or administering such benefits), (b) increase in any manner the compensation, severance, or benefits of any of the current or former directors, officers, employees, consultants, independent contractors, or other service providers of Carrizo or its subsidiaries, other than increases in base salary to employees, independent contractors, or consultants of Carrizo or its subsidiaries, or in connection with a promotion of such employee, in the ordinary course of business consistent with past practice, provided that such increases in base salary shall not exceed 5% in the aggregate or 10% in the case of any individual employee with annual base compensation greater than $200,000 (in each case on an annualized basis), (c) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than with respect to annual or short-term cash bonuses in the ordinary course of business consistent with past practice under a Carrizo benefit plan (except that equity incentive awards may be granted to new hires described below in subsection (h) or, if the effective time has not occurred by February 28, 2020, Carrizo may make annual cash and equity incentive awards in the ordinary course of business consistent with past practice, with such equity awards having no more than a 5% increase in aggregate grant date value of such equity awards granted in 2019), (d) enter into any new or materially modify any existing employment, severance, termination, retention, or consulting agreement with any current or former directors, officers, employees, consultants, independent contractors, or other service providers of Carrizo or any of its subsidiaries (provided that, in connection with the termination of non-officer employees, Carrizo may enter into separation agreements with terminated employees consistent with past practice and substantially in the form provided to Callon’s counsel), (e) accelerate any rights, compensation, or benefits other than in the ordinary course of business consistent with past practice in connection with a severance from employment for employees classified as Tier 4 through Tier 9 under the Carrizo Change in Control Severance Plan in an amount not to exceed the amount that could be payable to such individual under the Carrizo Change in Control Severance Plan, (f) fund any rabbi trust or similar arrangement, (g) change any actuarial assumptions used to calculate funding obligations with respect to any Carrizo benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law, or (h) hire or terminate the employment or services of (other than for cause) any officer, employee, individual independent contractor, or individual consultant who has annual base compensation greater than $200,000, subject to certain exceptions in connection with the replacement of any non-officer, employee, individual independent contractor, or individual consultant whose employment or services with Carrizo or any of its subsidiaries has been terminated (provided that the annual targeted direct compensation for such new hire is not greater than that of the individual being replaced and that Callon is offered a reasonable opportunity to consult with Carrizo on the new hire and to review and approve the form of offer letter or other employment arrangements to be provided to the new hire);

•	recognize any labor union, works council, or other labor organization as the bargaining representative of employees of Carrizo or its subsidiaries;

•	materially change financial accounting policies or procedures or any of Carrizo’s methods of reporting income, deductions, or other material items for financial accounting purposes;

•

issue, sell, pledge, dispose of, or encumber (or authorize any of the foregoing) any shares of Carrizo’s capital stock or other ownership interest in Carrizo or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants, or options to acquire any such shares of capital stock, ownership interest, or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Carrizo benefit plan (except as otherwise provided by the terms of the merger agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date of the merger agreement), other than (a) issuances of shares of Carrizo common stock in respect of the exercise or settlement of any Carrizo stock appreciation rights, restricted stock units or performance shares outstanding as of the date of the merger agreement or granted after the date of the merger agreement and not in violation thereof, (b) issuances of shares of Carrizo common stock pursuant to the exercise or settlement of any warrants to acquire Carrizo common stock, (c) issuances of shares of Carrizo common stock to pay dividends on the Carrizo preferred stock in accordance with the statement of resolutions applicable thereto, or (d) for transactions among Carrizo and its wholly owned subsidiaries or among Carrizo’s wholly owned subsidiaries;

•

directly or indirectly, purchase, redeem, or otherwise acquire any shares of capital stock of Carrizo or any of its subsidiaries or any rights, warrants, or options to acquire any such shares, except for (a) transactions among Carrizo and its subsidiaries or among Carrizo’s subsidiaries, (b) the acquisition of shares of Carrizo common stock either from a holder of warrants to acquire Carrizo common stock or granted pursuant to a Carrizo stock plan in satisfaction of withholding obligations or in payment of the exercise price thereof, (c) as required under the terms of the Carrizo preferred stock in accordance with the statement of resolutions applicable thereto, or (d) the preferred stock redemption, if the preferred stock approval is not received;

•

incur, assume, guarantee, or otherwise become liable for any material indebtedness for borrowed money or any guarantee of such indebtedness, except (a) for any borrowings in the ordinary course of business consistent with past practice under that certain Credit Agreement dated as of January 27, 2011 among Carrizo Oil & Gas, Inc., as Borrower, BNP Paribas, as Administrative Agent, Credit Agricole Corporate and Investment Bank and Royal Bank of Canada, as Co-Syndication Agents, Capital One, N.A. and Compass Bank, as Co-Documentation Agents, BNP Paribas Securities Corp. as Sole Lead Arranger and Sole Bookrunner, and the Lenders party thereto, as amended or supplemented from time to time, (b) for any indebtedness among Carrizo and its wholly owned subsidiaries or among Carrizo’s wholly owned subsidiaries, (c) for any guarantees by Carrizo of indebtedness of its subsidiaries or guarantees by Carrizo’s subsidiaries of indebtedness of Carrizo or any of its subsidiaries, (d) for any indebtedness assumed in connection with any acquisition permitted above, (e) if Carrizo funds the preferred stock redemption after the failure of Callon to do so, any indebtedness of, or guarantees by, Carrizo or its subsidiaries in connection with the preferred stock redemption, and (f) with respect to any indebtedness not in accordance with clauses (a) through (e) above, for any indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by Carrizo or any of its subsidiaries, subject in each case to certain additional limitations;

•

(a) materially modify, materially amend, or terminate, or waive any rights in any material respect under, (1) any Carrizo material contract, (2) any derivative instrument, or (3) any drilling contract with a term in excess of 90 days, other than (i) rights or obligations not material to such drilling contract, (ii) price adjustments made in the ordinary course of business consistent with past practice, or (iii) as results from a counterparty’s failure to perform, default, or breach thereunder or (b) enter into any new contract that would be a Carrizo material contract, a derivative instrument with rights or obligations extending past June 30, 2021, or a drilling contract with a term in excess of 90 days, except as not otherwise prohibited by the merger agreement, is not a drilling contract with a term in excess of 12 months or is in a manner or with an effect that is not adverse to Carrizo or its subsidiaries, taken as a whole, or which would not reasonably be expected to, after the effective time, restrict or limit in any material respect the surviving company or any of its affiliates from engaging in any business or competing in any geographic location with any person;

•

waive, release, assign, settle, or compromise any claim, action, or proceeding (excluding any audit, claim, or other proceeding in respect of taxes), other than waivers, releases, assignments, settlements, or compromises that do not exceed $5 million in the aggregate;

•

make, change, or revoke any material tax election outside the ordinary course of business, change any material tax accounting method, file any material amended tax return, enter into any closing agreement, request any material tax ruling, settle or compromise any material tax proceeding, enter into any agreement or arrangement related to the apportionment, sharing, assignment, or allocation of any tax or tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Carrizo or the primary subject matter of which is not tax), or surrender any claim for a material refund of taxes, in each case, if such action would reasonably be expected to increase by a material amount the taxes of Carrizo or its subsidiaries, taken as a whole;

•

except as otherwise permitted by the merger agreement or for transactions between Carrizo and its subsidiaries or among Carrizo’s subsidiaries, prepay, redeem, repurchase, defease, unwind, cancel, otherwise acquire, or modify in any material respect the terms of any indebtedness or guarantees thereof or any derivative instrument or position of Carrizo or any subsidiary other than (a) at stated maturity and (b) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement; and

•	agree, in writing or otherwise, to take any of the foregoing prohibited actions.

Conduct of Business by Callon and its Subsidiaries

In general, except as previously disclosed to Carrizo, required by the merger agreement or applicable law or the regulations or requirements of any stock exchange or regulatory organization or otherwise consented to in writing by Carrizo (such consent not to be unreasonably withheld, conditioned, or delayed), until the merger closes or the merger agreement is terminated, Callon has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its and their business in the ordinary course of business, including to use commercially reasonable efforts to (i) preserve intact its and their present lines of business, (ii) maintain its and their rights, franchises, and permits, and (iii) preserve its and their present relationships with significant customers and suppliers.

In addition, except as previously disclosed to Carrizo, required by the merger agreement or applicable law or the regulations or requirements of any stock exchange or regulatory organization or otherwise consented to in writing by Carrizo (such consent not to be unreasonably withheld, conditioned, or delayed), until the merger closes or the merger agreement is terminated, Callon has agreed that it will not, and will not permit its subsidiaries to:

•	amend Callon’s or its subsidiaries’ organizational documents;

•

split, combine, or reclassify any capital stock of Callon or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the capital stock of Callon or any of its subsidiaries, except for any transaction by a wholly owned subsidiary of Callon which remains a wholly owned subsidiary of Callon following such transaction;

•

except in the ordinary course of business, authorize or pay any dividends on or make any distribution with respect to outstanding shares of capital stock of Callon or any subsidiary of Callon that is not wholly owned by Callon, except (a) dividends or distributions by any subsidiary of Callon to Callon or to any subsidiary of Callon in the ordinary course of business, (b) dividends payable to the holders of Callon preferred stock in accordance with the certificate of designations applicable thereto, and (c) dividends or distributions required under the applicable organizational documents of Callon or any of its subsidiaries in effect as of the date of the merger agreement;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization other than (a) transactions for which the consideration is less than $40 million in the aggregate, (b) the merger, and (c) any mergers, consolidations, restructurings, or reorganizations solely among Callon and its subsidiaries or among Callon’s subsidiaries, or any action with respect to any securities owned by such person, in each case that would not reasonably be expected to prevent, materially impede, or materially delay the consummation of the merger;

•

make any acquisition of any other person, business, or asset or make any loans, advances, or capital contributions to or investments in any other person with a value (including assumed debt) in excess of

$50 million in the aggregate, except (1) as contemplated by Callon’s budget and capital expenditure plan for the year ending December 31, 2019 or, to the extent generally consistent with Callon’s budget and capital expenditure plan for the year ending December 31, 2019, amounts incurred in 2020, or (b) as made in connection with any transaction among Callon and its wholly owned subsidiaries or among Callon’s wholly owned subsidiaries, provided; however, such transaction would not reasonably be expected to prevent, materially impede, or materially delay the consummation of the merger;

•

sell, lease, license, transfer, exchange, or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value (in any individual or related transactions) in excess of $50 million in the aggregate, except (a) sales, transfers, and dispositions of obsolete or worthless equipment, (b) sales, transfers, exchanges, swaps, or other dispositions of inventory, commodities, and produced hydrocarbons, crude oil, and refined products in the ordinary course of business, (c) sales, leases, licenses, transfers, exchanges, swaps, or other dispositions or encumbrances made in connection with any transaction among Callon and its wholly owned subsidiaries or among Callon’s wholly owned subsidiaries, or (d) for the avoidance of doubt, as a result of the expiration of certain Callon oil and gas leases in the ordinary course of business or by the terms of such leases;

•

make or commit to make (a) any capital expenditures that are, in the aggregate, greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Callon’s budget and capital expenditure plan for the year ending December 31, 2019 or, to the extent generally consistent with amounts in Callon’s budget and capital expenditure plan for the year ending December 31, 2019, amounts incurred in 2020 or (b) any capitalized expenditures for drilling, completion, infrastructure, land, and seismic costs, on a net working interest basis to Callon, in excess of $50 million in the aggregate, except for (a) expenditures contemplated by Callon’s budget and capital expenditure plan for the year ending December 31, 2019, (b) expenditures made in response to any emergency, (c) expenditures for the safety of individuals, assets, or the environment, or (d) expenditures to repair damage from an insured casualty event;

•

except as would not reasonably be expected to have a material adverse effect, as required by applicable law or the terms of any Callon benefit plan existing and as in effect on the date of the merger agreement, (a) establish, adopt, amend, modify, commence participation in, or terminate (or commit to do any of the foregoing) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan, or arrangement covering any current or former directors, officers, employees, consultants, independent contractors, or other service providers of Callon or any of its subsidiaries or other existing Callon benefit plan (other than amendments or modifications to broad-based Callon benefit plans in the ordinary course of business that do not materially increase the cost or expense to Callon of providing or administering such benefits), (b) increase in any manner the compensation, severance, or benefits of any of the current or former directors, officers, employees, consultants, independent contractors, or other service providers of Callon or its subsidiaries, other than increases in base salary to employees, independent contractors, or consultants of Callon or its subsidiaries, or in connection with a promotion of such employee, in the ordinary course of business consistent with past practice, (c) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business, (d) enter into any new or materially modify any existing employment, severance, termination, retention, or consulting agreement with any current or former directors, officers, employees, consultants, independent contractors, or other service providers of Callon or any of its subsidiaries, (e) accelerate any rights or benefits other than in the ordinary course of business consistent with past practice, (f) fund any rabbi trust or similar arrangement, or (g) change any actuarial assumptions used to calculate funding obligations with respect to any Callon benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law;

•	recognize any labor union, works council, or other labor organization as the bargaining representative of employees of Callon or its subsidiaries;

•	materially change financial accounting policies or procedures or any of Callon’s methods of reporting income, deductions, or other material items for financial accounting purposes;

•

issue, sell, pledge, dispose of, or encumber (or authorize any of the foregoing) any shares of Callon’s capital stock or other ownership interest in Callon or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants, or options to acquire any such shares of capital stock, ownership interest, or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Callon benefit plan (except as otherwise provided by the terms of the merger agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date of the merger agreement), other than (a) issuances of shares of Callon common stock in respect of the exercise or settlement of any equity awards under any Callon stock plans outstanding as of the date of the merger agreement or granted after the date of the merger agreement and not in violation thereof, (b) issuances of shares of Callon common stock to pay dividends on the Callon preferred stock in accordance with the certificate of designations applicable thereto, or (c) for transactions among Callon and its wholly owned subsidiaries or among Callon’s wholly owned subsidiaries;

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directly or indirectly, purchase, redeem, or otherwise acquire any shares of capital stock of Callon or any of its subsidiaries or any rights, warrants, or options to acquire any such shares, except for (a) transactions among Callon and its subsidiaries or among Callon’s subsidiaries, (b) the acquisition of shares of Callon common stock granted pursuant to a Callon stock plan in satisfaction of withholding obligations or in payment of the exercise price thereof, or (c) as required or permitted under the terms of the Callon preferred stock in accordance with the certificate of designations applicable thereto;

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incur, assume, guarantee, or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (a) for any indebtedness incurred in the ordinary course of business, (b) for any indebtedness among Callon and its wholly owned subsidiaries or among Callon’s wholly owned subsidiaries, (c) for any indebtedness incurred to replace, renew, extend, refinance, or refund any existing indebtedness, (d) for any guarantees by Callon of indebtedness of any of its subsidiaries or guarantees by Callon’s subsidiaries of indebtedness of Callon or any subsidiary of Callon, (e) for any indebtedness incurred or assumed in connection with any acquisition permitted above, and (f) with respect to any indebtedness not in accordance with clauses (a) through (e) above, for any indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by Callon or any of its subsidiaries, subject in each case to certain additional limitations;

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materially modify, materially amend, or terminate, or waive any rights in any material respect under any Callon material contract other than in respect of price adjustments made in the ordinary course of business consistent with past practice or enter into any new contract that would be a Callon material contract, except as not otherwise prohibited by the merger agreement or is in a manner or with an effect that is not adverse to Callon or its subsidiaries, taken as a whole, or which would not reasonably be expected to, after the effective time, restrict or limit in any material respect the surviving company or any of its affiliates from engaging in any business or competing in any geographic location with any person;

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waive, release, assign, settle, or compromise any claim, action, or proceeding (excluding any audit, claim, or other proceeding in respect of taxes), other than waivers, releases, assignments, settlements, or compromises that do not exceed $5 million in the aggregate;

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make, change, or revoke any material tax election outside the ordinary course of business, change any material tax accounting method, file any material amended tax return, enter into any closing agreement, request any material tax ruling, settle or compromise any material tax proceeding, enter into any agreement or arrangement related to the apportionment, sharing, assignment, or allocation of any tax or tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Callon or an agreement or arrangement entered into in the ordinary course of business and the primary subject matter of which is not tax), or surrender any claim for a material refund of taxes, in each case, if such action would reasonably be expected to increase by a material amount the taxes of Callon or its subsidiaries, taken as a whole; and

•	agree, in writing or otherwise, to take any of the foregoing prohibited actions.

Employee Matters

Under the merger agreement, each of Callon and Carrizo have agreed to the following arrangements with respect to the post-closing compensation and benefits of employees of Carrizo or its subsidiaries who were employed by Carrizo or any of its subsidiaries immediately prior to the effective time and who continue to be employed by Callon or any of its subsidiaries immediately following the effective time (the “Carrizo Employees”):

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Carrizo Employees will receive (a) for 12 months following the closing, base salary or wages no less than such employee’s pre-closing salary or wages, (b) through December 31, 2019, a target annual cash incentive opportunity no less than such employee’s pre-closing target annual cash incentive opportunity, (c) from January 1, 2020 to December 31, 2020, a target annual cash incentive opportunity substantially consistent with similarly situated employees of Callon, (d) long-term incentive compensation opportunities substantially consistent with similarly situated employees of Callon determined in accordance with Callon’s compensation policies (provided that, for 2020, the combined target annual cash incentive opportunity, cash bonus awards and long-term incentive opportunities offered to a Carrizo Employee will be substantially consistent with such combined amounts offered by Carrizo) and (e) other employee benefits (excluding defined benefit, nonqualified deferred compensation, long-term incentive, retention equity or equity-based, severance, post-service or retiree health or welfare benefits) substantially comparable in the aggregate to other employee benefits provided to such employee pre-closing. Any Carrizo Employee who is not eligible to, and does not, receive an equity-based long-term incentive grant under Callon’s long-term incentive compensation program in the annual grant cycle that immediately follows the effective time, but who did receive a grant pursuant to Carrizo’s long-term incentive program in the annual grant cycle prior to the effective time, will receive a cash bonus award that is equal to one-third of the grant date value of the long-term incentive grant that such Carrizo Employee received in the annual grant cycle immediately prior to the effective time and will vest upon the one year anniversary of the grant date of such award.

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Prior service to Carrizo will be recognized for purposes of eligibility and vesting in 401(k) benefits and paid time off, and for purposes of determining the level of paid time off benefits. Callon will use commercially reasonable efforts to waive pre-existing condition limitations or eligibility waiting periods for welfare benefits provided to Carrizo Employees post-closing and provide credit to Carrizo Employees for out of pocket expenses incurred during the same calendar year prior to coverage under any new medical plan, subject to the applicable information being provided to Callon in a form that Callon reasonably determines is administratively feasible to take into account under its plans.

•	Callon will recognize Carrizo Employees’ accrued but unused vacation and paid time off as of closing.

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For 2019, each Carrizo Employee who as of immediately prior to the effective time is eligible for an annual bonus for 2019 under a Carrizo plan and who remains employed with Callon or its subsidiaries through the regular payment date for such bonus will receive in cash, on such regular payment date (which will be in calendar year 2020 but on or before April 1, 2020) the following bonus to the extent such bonus is not otherwise paid prior to the effective time: (i) for the period from January 1, 2019 through the earlier of the effective time or December 31, 2019, a bonus in an amount determined based on the level of attainment of the applicable performance measures under such Carrizo plan measured as of such earlier date against budgeted performance for such period, but in no event less than 100% of the target amount of such bonus, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (ii) if applicable, for the post-effective time portion of 2019, an annual bonus opportunity prorated for the post-effective time portion of the year in which the effective time occurs. If the closing occurs in 2020, each Carrizo Employee who as of immediately prior to the effective time is eligible for an annual bonus for 2020 under a Carrizo plan and who remains employed with Callon or its subsidiaries through the regular payment date for such bonus will receive in cash, on such regular payment date, the following bonus to the extent such bonus is not otherwise paid prior to the effective time: (i) for the period from January 1, 2020 through the effective time, a bonus in an amount determined based on the level of attainment of the applicable performance measures under such Carrizo plan measured as of the effective time against budgeted performance for such period, but in no event less than 100% of the target amount of such bonus, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (ii) if applicable, for the post-effective time portion of 2020, an annual bonus opportunity prorated for the post-effective time portion of the year in which the effective time occurs.

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Callon will honor all accrued and vested benefits under Carrizo’s benefit plans and compensatory arrangements in accordance with their terms as in effect immediately before the effective time and acknowledges a change in control will occur at closing under specified benefit plans and arrangements of Carrizo.

•	Upon advance written request no later than ten business days prior to the closing date, Callon may require Carrizo to terminate its 401(k) plan as of immediately prior to closing.

Notwithstanding the foregoing, nothing in the merger agreement is intended to confer upon any individual the right to remain employed for any period of time or to restrict Callon or Carrizo’s right to terminate any individual’s employment at any time, and nothing in the merger agreement is intended to or should be deemed to amend the terms of or to establish any employee benefit plan or arrangement of Callon or Carrizo.

No Solicitation of Alternative Proposals

Each of Callon and Carrizo has agreed that it shall, shall cause each of its affiliates and its and their respective officers and directors to, and shall use reasonable best efforts to cause its employees, agents, financial advisors, investment bankers, attorneys, accountants, and other representatives or any of its affiliates to immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a takeover proposal (as defined below), and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of the merger agreement) or otherwise request, any person that has entered into a confidentiality or non-disclosure agreement that has not been terminated or expired and was executed within the 12-month period prior to the date of the merger agreement in connection with any actual or potential takeover proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its representatives.

In addition, each of Callon and Carrizo has agreed that it shall, shall cause each of its affiliates and its and their respective officers and directors to, and shall use reasonable best efforts to cause its employees, agents, financial advisors, investment bankers, attorneys, accountants, and other representatives or any of its affiliates to, until the effective time or, if earlier, the termination of the merger agreement, not (directly or indirectly) (i) solicit, initiate, or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a takeover proposal, (ii) engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information regarding Callon or Carrizo, as applicable, in connection with or for the purpose of encouraging or facilitating, a takeover proposal, or (iii) approve, recommend, or enter into, or propose to approve, recommend, or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral) with respect to a takeover proposal (other than an acceptable confidentiality agreement (as defined below)). Furthermore, subject to certain limited exceptions, (i) neither Callon nor Carrizo nor their respective subsidiaries shall release any third party from, or waive, amend, or modify any provision of, or grant permission under, any standstill provision in any agreement to which any such entity is a party, and (ii) Callon and Carrizo shall, and shall cause their respective subsidiaries to, enforce the standstill provisions of any such agreement.

Notwithstanding anything to the contrary contained in the merger agreement, if at any time from and after the date of the merger agreement and prior to obtaining the Callon shareholder approval and Carrizo shareholder approval, either Callon or Carrizo, as applicable, directly or indirectly, receives a bona fide, unsolicited written takeover proposal from any person that did not result from the material breach of the non-solicitation obligations under the merger agreement and if the Callon board or the Carrizo board, as applicable, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such proposal constitutes or could reasonably be expected to lead to a “superior proposal” (as defined below), then Callon or Carrizo, as applicable, may, directly or indirectly:

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furnish, pursuant to a customary confidentiality agreement on terms no less favorable than the confidentiality agreement between Callon and Carrizo and that do not restrict Callon or Carrizo, as applicable, from complying with its obligations under the merger agreement (an “acceptable confidentiality agreement”) information (including non-public information) with respect to Callon or Carrizo, as applicable, and its subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books, and records of Callon or Carrizo, as applicable, and its subsidiaries, to the person who has made such takeover proposal and its representatives and potential sources of financing; provided, that Callon or Carrizo, as applicable, shall substantially concurrently with the delivery to such person provide to the other party to the merger agreement any non-public information concerning it or any of its subsidiaries that is provided or made available to such person or its representatives unless such non-public information has been previously provided or made available to the other party to the merger agreement; and

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engage in or otherwise participate in discussions or negotiations with the person making such takeover proposal and its representatives and potential sources of financing regarding such takeover proposal, and solicit, initiate, facilitate, or encourage inquiries or the making of proposals or offers from such person.

Each of Callon and Carrizo shall promptly (and in any event within one business day after receipt) notify, orally and in writing, the other party to the merger agreement after receipt of any takeover proposal, including the identity of the person making such proposal and the material terms and conditions thereof, and shall promptly (and in any event within one business day after receipt) provide copies to the other party of any written proposals, indications of interest, and draft agreements relating to such proposal and any addition or revisions to the foregoing.

Except as permitted by the merger agreement, the Callon board and the Carrizo board shall not:

•	fail to include the recommendation of the Callon board or the Carrizo board, as applicable, in respect of the merger in the joint proxy statement/prospectus,

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change, qualify, withhold, withdraw, or modify, or authorize or publicly propose to change, qualify, withhold, withdraw, or modify, in a manner adverse to the other party to the merger agreement, its recommendation in respect of the merger,

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make any recommendation or public statement that addresses or relates to the approval, recommendation, or declaration of advisability by the Callon board or the Carrizo board, as applicable, in connection with a tender offer or exchange offer that constitutes a takeover proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the recommendation of the Callon board or the Carrizo board, as applicable, or refers to the prior recommendation of the Callon board or the Carrizo board) within ten business days after the commencement of such tender offer or exchange offer, or

•	adopt, approve, or recommend, or publicly propose to adopt, approve, or recommend to shareholders of Callon or Carrizo, as applicable, a takeover proposal.

Notwithstanding anything to the contrary in the merger agreement, prior to the receipt of the Callon shareholder approval and Carrizo shareholder approval, Callon and Carrizo shall be permitted, through their respective representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to the merger agreement, to engage in any negotiations with or provide any non-public information to) any person that has made a takeover proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Callon board or Carrizo board, as applicable, to make an informed determination with regard to the actions described more fully below under “—Change in Board Recommendation”.

For purposes of the merger agreement:

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“takeover proposal” means any bona fide proposal or offer made by a third party for or with respect to any acquisition, whether by a merger, consolidation, tender offer, exchange offer, business combination, recapitalization, binding share exchange, joint venture, or other similar transaction, of (A) more than 25% of Callon’s or Carrizo’s, as applicable, consolidated assets (based on the fair market value thereof) or (B) more than 25% of the outstanding common stock of Callon or Carrizo, as applicable, or securities of Callon or Carrizo, as applicable, representing more than 25% of the voting power presently entitled to vote for directors thereof.

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“superior proposal” means a bona fide, unsolicited written takeover proposal (A) that if consummated would result in a third party acquiring, directly or indirectly, more than 75% of the outstanding common stock of Callon or Carrizo, as applicable, or more than 75% of the assets of Callon or Carrizo, as applicable, and its subsidiaries, taken as a whole (or, in the case of a direct merger between Callon or Carrizo, as applicable, and such third party, would result in the shareholders of such third party owning more than 50% of the common stock of the surviving entity in such merger), for consideration consisting of cash and/or securities, (B) that the Callon board or the Carrizo board, as applicable, determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, and other aspects of such proposal, including all conditions contained therein and the person making such takeover proposal, and (C) that the Callon board or the Carrizo board, as applicable, determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to the merger agreement irrevocably offered by the other party to the merger agreement in response to such takeover proposal, and all financial, legal, regulatory, and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, and the merger agreement and any other factors deemed relevant by the Callon board or the Carrizo board, as applicable), is more favorable to the shareholders of the party receiving the superior proposal from a financial point of view than the merger.

Change in Board Recommendation

Callon and Carrizo have both agreed that unless specifically permitted by the merger agreement, they will not fail to include in this joint proxy statement/prospectus their respective board recommendations. Either party may (i) make a change of recommendation in response to an intervening event if the board of directors of such party has determined in good faith, after consultation with its outside legal counsel, that the failure to make such a change of recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law or (ii) make a change of recommendation in accordance with the terms and conditions of the merger agreement with respect to a takeover proposal that did not result from a material breach of such party’s non-solicitation obligations under the merger agreement if the board of directors of such party has determined in good faith, after consultation with its outside financial advisors and outside legal counsel that such takeover proposal is a superior proposal and that the failure to make such a change of recommendation would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law. In addition, Carrizo may, if it makes the determination in clause (ii) above, terminate the merger agreement to accept a superior proposal, provided that any such termination shall be void and of no force and effect unless Carrizo pays to Callon a termination fee of $47.4 million.

Prior to either party taking any action permitted (i) with respect to an intervening event, the party taking action shall provide the other party with four business days’ prior written notice advising such other party it intends to take such action and specifying the reasons therefor, and during such four business day period, the notifying party shall, and shall cause its representatives to, negotiate in good faith (to the extent the other party desires to negotiate) to enable the other party to propose revisions to the terms of the merger agreement in a manner that would obviate the need to effect a change of recommendation and at the end of such four business day period the board of directors of the notifying party again makes the fiduciary determination (after in good faith taking into account any amendments to the merger agreement proposed by the other party) or (ii) with respect to a superior proposal, the party taking action shall provide the other party with four business days’ prior written notice advising such other party that it intends to take such action and provide a copy of the superior proposal, a copy of any proposed transaction agreements relating to such superior proposal, and a copy of any financing commitments related thereto, and during such four business day period, the notifying party shall, and shall cause its representatives to, negotiate in good faith (to the extent the other party desires to negotiate) to enable the other party to propose revisions to the terms of the merger agreement such that such takeover proposal would no longer constitute a superior proposal and at the end of such four business day period the board of directors of the notifying party again makes the fiduciary determination and, in the case of Carrizo, terminates the merger agreement pursuant to the terms thereof in order to enter into an acquisition agreement with respect to a takeover proposal that did not result from a material breach of the merger agreement (after in good faith taking into account any amendments to the merger agreement proposed by the other party). If there are any changes to the financial or other material terms of any such superior proposal (including any revision to the form, amount, and timing of payment of consideration the shareholders would receive as a result of the superior proposal), the party taking action shall provide the other party with an additional notice consistent with that described above, except that the applicable four business day period shall be replaced by a two business day period.

An “intervening event” means a material event, fact, circumstance, development, or occurrence that is unknown to the Callon board or the Carrizo board, as applicable, as of the date of the merger agreement (or, if known, the magnitude or material consequences of which were not known or understood by such party’s board as of the date of the merger agreement), which event, fact, circumstance, development, occurrence, magnitude, or material consequence becomes known to or by such party’s board prior to obtaining that party’s shareholder approval; provided, however, that in no event shall the following events, facts, circumstances, developments, or occurrences constitute an intervening event: (A) the receipt, existence, or terms of a takeover proposal or any inquiry, proposal, offer, request for information, or expression of interest that may reasonably be expected to lead to, or result in, a takeover proposal, (B) any event, fact, circumstance, development, or occurrence relating to the other party or any subsidiary of the other party that does not amount to a material adverse effect of such party, (C) changes in the market price or trading volume of Carrizo common stock, Callon common stock or any other securities of Carrizo, Callon or their respective subsidiaries, or any change in the credit rating thereof or the fact that the relevant party meets or exceeds (or that the other party fails to meet or exceed) internal or published estimates, projections, forecasts, or predictions for any period (it being understood that the underlying cause thereof or the underlying facts giving rise or contributing to such event, fact, circumstance, development, or occurrence may be taken into account for purposes of determining whether an intervening event has occurred if such cause or facts are not otherwise excluded under this definition), (D) changes after the date of the merger agreement in general economic or business conditions (including, without limitation, the price of oil, natural gas, or other commodities) in the United States or elsewhere in the world, (E) changes after the date of the merger agreement in the credit, debt, financial, or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world, or (F) any party who has executed and delivered a support agreement or voting agreement, as applicable, breaches or threatens to breach such support agreement or voting agreement, as applicable.

Efforts to Close the Merger

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable, including under applicable law, to consummate and make effective the merger, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices, and other submissions required to be filed with any governmental entity prior to the consummation of the merger, (ii) the satisfaction of the conditions to consummating the merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, authorization, order, or approval of, or any exemption by, any third party, including any governmental entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act) required to be obtained or made by Callon, Carrizo, or any of their respective subsidiaries in connection with or that are necessary to consummate the merger, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement.

On July 26, 2019, Callon and Carrizo each filed a premerger notification and report form under the HSR Act. The parties received early termination of the HSR Act waiting period on August 6, 2019. The parties have also agreed to make all other necessary filings as promptly as practicable and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any antitrust laws.

Callon and Carrizo shall also:

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each keep the other apprised of the status of matters relating to the completion of the merger and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders, or approvals of, or any exemptions by, any governmental entity;

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promptly consult with the other party to the merger agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices, or other submissions made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the merger agreement and the merger;

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promptly inform the other party to the merger agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any governmental entity regarding the merger;

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permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such governmental entity;

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if either party to the merger agreement or any representative of such party receives a request for additional information or documentary material from any governmental entity with respect to the merger, use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party to the merger agreement, an appropriate response in substantial compliance with such request;

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refrain from participating in any meeting or teleconference with any governmental entity where material issues would likely be discussed in connection with the merger agreement and the merger unless such party consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat; and

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furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and any such governmental entity with respect to the merger agreement and the merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings, notices, or other submissions of information or documents to any such governmental entity; provided, however, that such materials may be redacted (i) to remove references concerning the valuation of Carrizo, Callon, the merger, or other confidential information, (ii) as necessary to comply with contractual requirements, and (iii) as necessary to address reasonable privilege waiver risks.

Notwithstanding anything to the contrary contained in the merger agreement, the parties to the merger agreement agree that it is Callon’s sole right to devise strategy, actions, and timing for obtaining all required consents, clearances, authorization, orders, and approvals under the HSR Act.

Under the merger agreement, Callon shall, and shall cause its subsidiaries to, propose, negotiate, offer to commit, and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, or disposition of such assets or businesses of Callon or any of its subsidiaries, or after the effective time, the surviving company or its subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership, or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties, or services of Callon, the surviving company, or any of their respective subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action (each, a “divestiture action”), in each case, as may be required in order to avoid the commencement of any action to prohibit the merger or any other transaction contemplated by the merger agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any action so as to enable the closing of the merger to occur as soon as reasonably possible (and in any event, not later than the outside date described below). To assist Callon in complying with its obligations set forth in this paragraph, at Callon’s request Carrizo shall, and shall cause its subsidiaries to, enter into one or more agreements prior to the closing of the merger with respect to any divestiture action; provided, however, that the consummation of the transactions provided for in any such agreement for a divestiture action shall be conditioned upon the closing of the merger. Carrizo shall not, without the written consent of Callon, publicly or before any governmental entity or other third party, offer, suggest, propose, or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any divestiture action. Notwithstanding anything in the merger agreement to the contrary, nothing shall require, or be deemed to require, Callon to take or agree to take any divestiture action if doing so would, individually or in the aggregate, be reasonably likely to result in a material adverse effect to Callon or Carrizo.

Efforts to Hold the Callon and Carrizo Special Meetings

Callon and Carrizo have agreed to take all action necessary in accordance with applicable laws and their respective governing documents to duly give notice of, convene and hold meetings of their shareholders as promptly as reasonably practicable following the clearance of this joint proxy statement/prospectus by the SEC for the purpose of obtaining their respective shareholders’ approval of the Callon shareholder proposals and the Carrizo merger proposal, as applicable. Each of Callon and Carrizo have also agreed not to postpone or adjourn their shareholders’ meetings except to the extent required by applicable law or to solicit additional proxies and votes in favor of the merger and the other matters to be considered at each company’s special meeting.

Indemnification and Insurance

Callon agrees that all rights to exculpation, indemnification, advancement of expenses, and arrangements of self-insurance for acts or omissions occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, that existed at the time of the execution of the merger agreement in favor of the current or former directors or officers of Carrizo or its subsidiaries as provided in their respective governing documents or in any agreement shall survive the merger and shall continue in full force and effect. For a period of six years from the effective time, Callon and the surviving company shall maintain in effect the provisions in (i) Carrizo’s and its subsidiaries’ governing documents and (ii) any indemnification agreement of Carrizo or its subsidiaries with any indemnified party, and no such provision shall be amended, modified, or repealed in any manner that would adversely affect the rights of any such indemnified party who immediately prior to the effective time was a current or former director, officer, or employee of Carrizo or any of its subsidiaries.

From and after the effective time, Callon and the surviving company shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each current and former director or officer of Carrizo or any of its subsidiaries and each person serving in specified capacities at the request or for the benefit of Carrizo or any of its subsidiaries, in each case against any costs or expenses, judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to, or in connection with any action or omission by such persons in their capacities as such.

The merger agreement also provides that, for a period of six years from the effective time, Callon shall maintain in effect the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the merger agreement by Carrizo and its subsidiaries with respect to matters arising at or prior to the effective time; provided, however, that Callon shall not be required to pay for such policy annual premiums of more than 300% of the last annual premium paid by Carrizo prior to the date of the merger agreement in respect of current policies of directors’ and officers’ liability insurance and fiduciary liability insurance. Alternatively, if it so elects in its sole discretion, Carrizo may purchase a “tail” policy with respect to acts or omissions occurring or alleged to have occurred prior to the effective time, provided that in no event shall the cost of such policy, if purchased by Carrizo, exceed six times the last annual premium paid by Carrizo prior to the date of the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Callon and Carrizo in the preparation of this joint proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the effective time or termination of the merger agreement, as applicable;

•	cooperation between Callon and Carrizo in connection with public announcements;

•	taking all action reasonably necessary to eliminate or minimize the effect of takeover laws on the merger;

•	certain employee matters;

•	requirements of Section 16(a) of the Exchange Act;

•	cooperation between Callon and Carrizo in the defense or settlement of any shareholder litigation relating to the merger;

•	delisting of shares of Carrizo common stock on the NASDAQ;

•	cooperation in respect of certain financing matters;

•	cooperation to obtain the tax opinions regarding the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code;

•	cooperation in effecting the preferred stock redemption, if the preferred stock approval is not obtained; and

•	listing of shares of Callon common stock issued in connection with the merger on the NYSE.

Conditions to Completion of the Merger

The obligations of Callon and Carrizo to consummate the merger are subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•

approval of the Callon merger proposal, the share issuance proposal, and the charter amendment proposal by the Callon shareholders and approval of the Carrizo merger proposal by the Carrizo shareholders shall have been obtained;

•

no order of a governmental entity of competent jurisdiction shall have been entered or shall continue to be in effect and no law shall have been adopted or be effective, in each case that prohibits the consummation of the merger;

•

the registration statement on Form S-4 filed by Callon in connection with the issuance of shares of Callon common stock in the merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•	the shares of Callon common stock issuable in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	any waiting period (and extensions thereof) applicable to the merger under the HSR Act shall have been terminated or expired; and

•

either (i) the preferred stock approval shall have been obtained or (ii) the preferred stock redemption shall have been made as contemplated by the merger agreement, such that all of the Carrizo preferred stock is deemed to no longer be outstanding in accordance with the statement of resolutions applicable thereto.

The obligation of Carrizo to effect the merger is also subject to the fulfillment, or waiver by Carrizo, of the following additional conditions:

•

the accuracy of the representations and warranties of Callon set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a particular date or period, in which case such representations and warranties will be true and correct as of such particular date or period only), and Carrizo’s receipt of an officer’s certificate from Callon to that effect;

•

performance of, or compliance with, in all material respects all obligations, covenants, and agreements required to be performed or complied with under the merger agreement by Callon prior to the effective time, and Carrizo’s receipt of an officer’s certificate from Callon to that effect; and

•

receipt of an opinion from Baker Botts, counsel to Carrizo, or such other reputable law firm of national standing reasonably acceptable to Carrizo (or if any such counsel is unable to deliver such opinion, Kirkland) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Callon to effect the merger is also subject to the fulfillment, or waiver by Callon, of the following additional conditions:

•

the accuracy of the representations and warranties of Carrizo set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a particular date or period, in which case such representations and warranties will be true and correct as of such particular date or period only), and Callon’s receipt of an officer’s certificate from Carrizo to that effect;

•

performance of, or compliance with, in all material respects all obligations, covenants, and agreements required to be performed or complied with under the merger agreement by Carrizo prior to the effective time, and Callon’s receipt of an officer’s certificate from Carrizo to that effect; and

•

receipt of an opinion from Kirkland, counsel to Callon, or such other reputable law firm of national standing reasonably acceptable to Callon (or if any such counsel is unable to deliver such opinion, Baker Botts) to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Callon nor Carrizo can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

Callon and Carrizo may mutually agree to terminate the merger agreement before consummating the merger, even after approval of the merger by Callon shareholders and Carrizo shareholders has been obtained.

In addition, either Callon or Carrizo may terminate the merger agreement if:

•

the consummation of the merger has not occurred on or before the outside date (i.e., February 14, 2020); provided that if all the conditions to closing other than certain specified conditions, including the regulatory condition and the condition with respect to the treatment of the Carrizo preferred stock, have been satisfied or are capable of being satisfied by the outside date, the outside date may be extended by either Callon or Carrizo by written notice up to a date not beyond April 14, 2020, and provided further that the right to terminate the merger agreement under this clause shall not be available to any party if the failure of the closing to occur by such date is due to the material breach by such party of any representation, warranty, covenant, or other agreement of such party set forth in the merger agreement;

•

a law is enacted, issued, promulgated, or enforced or an order is entered, either of which permanently restrains, enjoins, or otherwise prohibits the consummation of the merger, and such law or order shall have become final and nonappealable, provided that the right to terminate the merger agreement under this clause shall not be available to any party if any such order was due to the material breach by such party to perform its obligations under the merger agreement;

•

the Callon special meeting (including any adjournments or postponements thereof) shall have concluded and the Callon shareholders have not approved the Callon merger proposal, the share issuance proposal, or the charter amendment proposal or if the Carrizo special meeting (including any adjournments or postponements thereof) shall have concluded and the Carrizo shareholders have not approved the Carrizo merger proposal; or

•

the other party has breached or failed to perform any of its representations, warranties, covenants, or other agreements contained in the merger agreement, which (i) breach or failure to perform if it occurred or was continuing to occur on the closing date would result in the failure of the satisfaction of a condition to effect the merger and (ii) by its nature cannot be cured prior to the outside date or, if such breach or failure is capable of being cured by the outside date, such other party does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice thereof from the party seeking to terminate, provided that the party seeking to terminate is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement which would itself result in a failure of the satisfaction of a condition to effect the merger.

In addition, the merger agreement may be terminated under the following circumstances:

•	by Callon, prior to the time the Carrizo shareholder approval is obtained, if (i) the Carrizo board has effected a change of recommendation or (ii) Carrizo has willfully breached its non-solicitation obligations under the merger agreement, other than in a case where (A) such willful breach is a result of an isolated action by a person that is a representative of Carrizo, (B) Carrizo uses reasonable best efforts to remedy such willful breach, and (C) Callon is not significantly harmed as a result;

•

by Carrizo, prior to the time the Callon shareholder approval is obtained, if (i) the Callon board has effected a change of recommendation or (ii) Callon has willfully breached its non-solicitation obligations under the merger agreement, other than in a case where (A) such willful breach is a result of an isolated action by a person that is a representative of Callon, (B) Callon uses reasonable best efforts to remedy such willful breach, and (C) Carrizo is not significantly harmed as a result; or

•

by Carrizo, prior to the time the Carrizo shareholder approval is obtained and if Carrizo has not willfully breached its non-solicitation obligations under the merger agreement, in order to enter into a definitive agreement with respect to a superior proposal concurrently with or promptly after such termination; provided that any such termination by Carrizo pursuant to this clause shall be void and of no force and effect unless Carrizo pays to Callon a termination fee of $47.4 million.

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Termination Fees Payable by Callon

The merger agreement requires Callon to pay Carrizo a termination fee of $57 million if:

•

(i) the Callon shareholder approval is not obtained, (ii) a takeover proposal for Callon shall have been publicly announced or shall have become publicly known after the date of the merger agreement but before the date of the Callon special meeting and shall not have been withdrawn at least five business days prior to the Callon special meeting and (iii) at any time on or prior to twelve months after a termination pursuant to this clause, Callon or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated;

•

(i) either party terminates the merger agreement because the effective time has not occurred by the outside date or (ii) Carrizo terminates the merger agreement following a breach by Callon, and in each case (A) a takeover proposal for Callon shall have been publicly announced or shall have become publicly known after the date of the merger agreement but before the date of any such termination and shall not have been withdrawn at least five business days prior to such termination and (B) at any time on or prior to twelve months after a termination pursuant to this clause, Callon or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated; or

•

(i) Callon terminates the merger agreement because the effective time has not occurred by the outside date, prior to the receipt of the Callon shareholder approval and at a time when Carrizo would be permitted to terminate the merger agreement or (ii) Carrizo terminates the merger agreement, in each case because the Callon board has effected a change of recommendation or Callon has willfully breached its non-solicitation obligations under the merger agreement.

In no event shall Callon be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Carrizo

The merger agreement requires Carrizo to pay Callon a termination fee of $47.4 million if:

•

(i) the Carrizo shareholder approval is not obtained, (ii) a takeover proposal for Carrizo shall have been publicly announced or shall have become publicly known after the date of the merger agreement but before the date of the Carrizo special meeting and shall not have been withdrawn at least five business days prior to the Carrizo special meeting and (iii) at any time on or prior to twelve months after a termination pursuant to this clause, Carrizo or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated;

•

(i) either party terminates the merger agreement because the effective time has not occurred by the outside date or (ii) Callon terminates the merger agreement following a breach by Carrizo, and in each case (A) a takeover proposal for Carrizo shall have been publicly announced or shall have become publicly known after the date of the merger agreement but before the date of any such termination and shall not have been withdrawn at least five business days prior to such termination and (B) at any time on or prior to twelve months after a termination pursuant to this clause, Carrizo or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated;

•

(i) Carrizo terminates the merger agreement because the effective time has not occurred by the outside date, prior to the receipt of the Carrizo shareholder approval and at a time when Callon would be permitted to terminate the merger agreement or (ii) Callon terminates the merger agreement, in each case because the Carrizo board has effected a change of recommendation or Carrizo has willfully breached its non-solicitation obligations under the merger agreement; or

•	Carrizo terminates the merger agreement to accept a superior proposal.

In no event shall Carrizo be required to pay the termination fee on more than one occasion.

Expenses

In addition, unless otherwise entitled to a termination fee, either Callon or Carrizo will be obligated to reimburse the other party up to $7.5 million for costs, fees, and expenses incurred by the other party in connection with a termination under certain circumstances related to the failure to obtain the Callon shareholder approval or Carrizo shareholder approval, as applicable.

In no event will either party be required to pay an expense reimbursement fee on more than one occasion. If either party pays a termination fee, then such party will not be required to also pay an expense reimbursement fee. Further, any payment of an expense reimbursement fee may be deducted from any subsequent payment of a termination fee.

Amendments and Waivers

Subject to applicable law, any provision of the merger agreement may be amended or waived by written agreement of each of the parties.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, prior to the valid termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would result in the application of the laws of any other jurisdiction, except that (a) any issues related to the merger, general corporation law, and other provisions set forth in the merger agreement that are required to be governed by the TBOC shall be covered by and construed in accordance with the laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule that would result in the application of the laws of any other jurisdiction and (b) any claims or causes of action against any financing sources arising out of or relating to the commitment letters or otherwise involving a financing source shall, in each case, be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed merger, which will be accounted for using the acquisition method of accounting with Callon identified as the acquirer. Under the acquisition method of accounting, Callon will record assets acquired and liabilities assumed at their respective acquisition date fair values at the effective time of the merger. The following unaudited pro forma condensed combined financial statements also give effect to (i) Callon’s acquisition of certain oil and natural gas producing properties and undeveloped acreage in the Delaware Basin, which was completed on August 31, 2018 (the “Delaware Asset Acquisition”), and (ii) Callon’s divestiture of certain non-core assets in the southern Midland Basin, which was completed on June 12, 2019 (the “Ranger Asset Divestiture” and, together with the Delaware Asset Acquisition, the “Callon historical A&D transactions”). Please refer to Callon’s Current Report on Form 8-K filed on September 4, 2018, as amended on November 14, 2018, Callon’s Current Report on Form 8-K filed on April 5, 2019, and Callon’s Current Report on Form 8-K filed on June 13, 2019, for more information regarding Callon historical A&D transactions.

The following unaudited pro forma condensed combined financial statements are derived from the historical consolidated financial statements of Callon and Carrizo, adjusted to reflect the proposed merger and the Callon historical A&D transactions. Certain of Carrizo’s historical amounts have been reclassified to conform to Callon’s financial statement presentation. The unaudited pro forma condensed combined balance sheet as of June 30, 2019 gives effect to the merger and related credit facility transactions (as described and defined below) as if both had been completed on June 30, 2019. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and the six months ended June 30, 2019 give effect to the merger, the related credit facility transactions and the Callon historical A&D transactions as if each transaction had been completed on January 1, 2018.

The unaudited pro forma condensed combined financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Callon believes are reasonable:

•	the merger, which will be accounted for using the acquisition method of accounting, with Callon identified as the acquirer, and the issuance of shares of Callon common stock as merger consideration;

•

the conversion of Carrizo preferred stock into Callon new preferred stock, unless each issued and outstanding share of Carrizo preferred stock has been redeemed prior to the consummation of the merger;

•

the conversion of Carrizo’s outstanding stock-based awards, other than Carrizo SARs, into shares of Callon common stock, and the conversion of Carrizo SARs into Callon cash-settleable awards, in each case, in accordance with the merger agreement, as described in the section entitled “The Merger—Treatment of Carrizo Equity Awards in the Merger;”

•

the planned borrowing under the new credit facility and the repayment in full and termination of Callon’s and Carrizo’s revolving credit facilities, each of which is expected to occur in connection with the consummation of the merger (the “credit facility transactions”), which is described in the section entitled “The Merger—Treatment of Indebtedness,”

•	adjustments to conform the classification of certain assets and liabilities in Carrizo’s historical balance sheet to Callon’s classification for similar assets and liabilities;

•	adjustments to conform the classification of expenses in Carrizo’s historical statements of operations to Callon’s classification for similar expenses;

•	the assumption of liabilities for transaction-related expenses; and

•	the recognition of estimated tax impacts of the pro forma adjustments.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements. In

Callon’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to the merger. These adjustments are directly attributable to the merger, factually supportable and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Callon and Carrizo following the merger.

As of the date of this joint proxy statement/prospectus, Callon has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Carrizo’s accounting policies to Callon’s accounting policies. A final determination of the fair value of Callon’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Carrizo that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Callon upon the consummation of the merger will be determined based on the closing price of Callon common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Callon estimated the fair value of Carrizo’s assets and liabilities based on discussions with Carrizo’s management, preliminary valuation studies, due diligence, and information presented in Carrizo’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma condensed combined balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not intended to represent what Callon’s financial position or results of operations would have been had the merger actually been consummated on the assumed dates nor does it purport to project the future operating results or financial position of the combined company following the merger. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the unaudited pro forma condensed combined statements of operations do not include projected synergies expected to be achieved as a result of the merger, which are described in the section entitled “The Merger—Recommendation of the Callon Board of Directors and Reasons for the Merger,” and any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma condensed combined statements of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities, and asset dispositions that may result from the merger. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in Callon’s and Carrizo’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, each of which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Callon Petroleum Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2019

(In thousands)

	Callon Historical	Carrizo Historical	Reclass Adjustment (Note 3)		Acquisition Adjustment (Note 3)		Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$16,052	$2,282	$—		$—		$18,334
Accounts receivable, net	93,039	98,444	—		—		191,483
Fair value of derivatives	13,164	13,621	—		6,894	(b)	33,679
Other current assets	15,841	9,472	—		—		25,313

Total current assets	138,096	123,819	—		6,894		268,809

Oil and natural gas properties
Evaluated properties	4,665,761	6,685,543	—		(4,249,331)	(b)	7,101,973
Less accumulated depreciation, depletion, amortization and impairment	(2,399,886)	(4,098,202)	—		4,098,202	(b)	(2,399,886)

Evaluated oil and natural gas properties, net	2,265,875	2,587,341	—		(151,129)		4,702,087
Unevaluated properties	1,429,624	656,976	—		60,400	(b)	2,147,000

Total oil and natural gas properties, net	3,695,499	3,244,317	—		(90,729)		6,849,087

Operating lease right-of-use assets	31,904	64,615	—		—		96,519
Other property and equipment, net	23,363	11,188	—		—		34,551
Deferred income taxes	—	177,723	—		(101,179)	(b)	76,544
Restricted investments	3,468	—	—		—		3,468
Deferred financing costs	5,427	—	—		—		5,427
Fair value of derivatives	11,679	—	6,015	(a)	1,970	(b)	19,664
Other assets, net	6,061	13,666	(6,015)	(a)	(5,515)	(c)	8,197

Total Assets	$3,915,497	$3,635,328	$—		$(188,559)		$7,362,266

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$221,452	$102,943	$167,629	(a)	$94,500	(d)	$586,524
Revenues and royalties payable	—	54,662	(54,662)	(a)	—		—
Accrued capital expenditures	—	74,005	(74,005)	(a)	—		—
Operating lease liabilities	24,141	34,049	—		—		58,190
Accrued interest	22,695	18,700	—		—		41,395
Cash-settleable awards	819	—	2,119	(a)	—		2,938
Asset retirement obligations	3,103	—	346	(a)	—		3,449
Fair value of derivatives	17,251	64,751	—		(2,552)	(b)	79,450
Other current liabilities	2,472	51,430	(41,427)	(a)	—		12,475

Total current liabilities	291,933	400,540	—		91,948		784,421

Senior secured revolving credit facility	105,000	—	841,328	(a)	—		946,328
Senior unsecured notes	—	—	1,880,350	(a)	(19,589)	(b)	1,860,761
6.125% senior unsecured notes due 2024	596,154	—	(596,154)	(a)	—		—
6.375% senior unsecured notes due 2026	394,106	—	(394,106)	(a)	—		—
Long-term debt	—	1,731,418	(1,731,418)	(a)	—		—
Operating lease liabilities	7,680	36,526	—		—		44,206
Asset retirement obligations	9,315	22,111	—		—		31,426
Cash-settleable restricted stock unit awards	2,568	—	—		—		2,568
Deferred tax liability	21,106	8,218	—		(8,218)	(b)	21,106
Fair value of derivatives	3,663	—	18,927	(a)	(1,465)	(b)	21,125
Other long-term liabilities	100	20,101	(18,927)	(a)	—		1,274

Total liabilities	1,431,625	2,218,914	—		62,676		3,713,215

Commitments and contingencies
Preferred Stock	—	176,056	—		23,944	(b)	200,000	(g)(l)
Stockholders’ Equity:
Preferred stock	15	—	—		—		15
Common stock	2,283	926	—		1,045	(e)(f)	4,254
Capital in excess of par value	2,483,945	2,132,131	—		(1,074,423)	(e)(f)(g)	3,541,653
Accumulated deficit	(2,371)	(892,699)	—		798,199	(d)(e)	(96,871)

Total stockholders’ equity	2,483,872	1,240,358	—		(275,179)		3,449,051

Total liabilities and stockholders’ equity	$3,915,497	$3,635,328	$—		$(188,559)		$7,362,266

The accompanying notes are an integral part of

these unaudited pro forma condensed combined financial statements.

Callon Petroleum Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2019

(in thousands, except per share amounts)

	Callon Historical	Callon Historical A&D Transactions (Note 1)	Carrizo Historical	Reclass Adjustment (Note 3)			Pro Forma Adjustments (Note 3)			Pro Forma Combined
Revenues:
Oil sales	$301,826	$(17,336)	$447,956	$—			$—			$732,446
Natural gas liquids sales	—	—	30,996	—			—			30,996
Natural gas sales	18,273	(2,966)	19,055	—			—			34,362

Total revenues	320,099	(20,302)	498,007	—			—			797,804
Operating expenses:
Lease operating expenses	46,843	(4,473)	86,545	—			—			128,915
Production taxes	21,944	(1,500)	32,687	—			—			53,131
Depreciation, depletion and amortization	122,688	(10,821)	156,088	(896)	(a	)	(20,107)	(h	)	246,952
General and administrative	22,317	—	42,033	—			—			64,350
Settled share-based awards	3,024	—	—	—			—			3,024
Accretion	457	(47)	—	896	(a	)	—			1,306
Other operating expenses	1,092	—	—	—			—			1,092

Total operating expenses	218,365	(16,841)	317,353	—			(20,107)			498,770

Income from operations	101,734	(3,461)	180,654	—			20,107			299,034

Other (income) expenses:
Interest expense, net of capitalized amounts	1,479	—	34,475	—			(10,065)	(i	)	25,889
(Gain) loss on derivative contracts	53,224	—	62,835	—			—			116,059
Other (income) expense	(148)	—	1,592	—			—			1,444

Total other (income) expense	54,555	—	98,902	—			(10,065)			143,392

Income (loss) before income taxes	47,179	(3,461)	81,752	—			30,172			155,642
Income tax (benefit) expense	11,542	(727)	(177,096)	—			6,515	(j	)	(159,766)

Net income (loss)	35,637	(2,734)	258,848	—			23,657			315,408

Preferred stock dividends	(3,647)	—	(8,812)	—			—			(12,459)
Accretion on preferred stock	—	—	(1,634)	—			—			(1,634)

Income (loss) available to common stockholders	$31,990	$(2,734)	$248,402	$—			$23,657			$301,315

Income (loss) per common share:
Basic	$0.14	—	—	—			—			$0.71
Diluted	$0.14	—	—	—			—			$0.71
Weighted-average common shares outstanding:
Basic	227,917	—	—	—			197,101	(k	)	425,018
Diluted	228,599	—	—	—			197,101	(k	)	425,700

The accompanying notes are an integral part of

these unaudited pro forma condensed combined financial statements.

Callon Petroleum Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

(in thousands, except per share amounts)

	Callon Historical	Callon Historical A&D Transactions (Note 1)	Carrizo Historical	Reclass Adjustments (Note 3)			Pro Forma Adjustments (Note 3)			Pro Forma Combined
Revenues:
Oil sales	$530,898	$21,892	$911,554	$—			$—			$1,464,344
Natural gas liquids sales	—	—	96,585	—			—			96,585
Natural gas sales	56,726	(14,287)	57,803	—			—			100,242

Total revenues	587,624	7,605	1,065,942	—			—			1,661,171
Operating expenses:
Lease operating expenses	69,180	10,426	161,596	—			—			241,202
Production taxes	35,755	(817)	50,591	10,422	(a	)	—			95,951
Ad valorem taxes	—	—	10,422	(10,422)	(a	)	—			—
Depreciation, depletion and amortization	181,909	(10,672)	299,530	(1,366)	(a	)	(14,677)	(h	)	454,724
General and administrative	35,293	—	68,617	—			—			103,910
Accretion	874	(74)	—	1,366	(a	)	—			2,166
Other operating expenses	5,083	(1,693)	—	—			—			3,390

Total operating expenses	328,094	(2,830)	590,756	—			(14,677)			901,343

Income from operations	259,530	10,435	475,186	—			14,677			759,828

Other (income) expenses:
Interest expense, net of capitalized amounts	2,500	—	62,413	—			(2,190)	(i	)	62,723
Loss on early extinguishment of debt	—	—	9,586	—			—			9,586
(Gain) loss on derivative contracts	(48,544)	—	(6,709)	—			—			(55,253)
Other (income) expense	(2,896)	—	296	—			—			(2,600)

Total other (income) expense	(48,940)	—	65,586	—			(2,190)			14,456

Income (loss) before income taxes	308,470	10,435	409,600	—			16,867			745,372
Income tax (benefit) expense	8,110	2,191	5,173	—			3,642	(j	)	19,116

Net income (loss)	300,360	8,244	404,427	—			13,225			726,256

Preferred stock dividends	(7,295)	—	(18,161)	—			—			(25,456)
Accretion on preferred stock	—	—	(3,057)	—			—			(3,057)
Loss on redemption of preferred stock	—	—	(7,133)	—			—			(7,133)

Income (loss) available to common stockholders	$293,065	$8,244	$376,076	$—			$13,225			$690,610

Income (loss) per common share:
Basic	$1.35	—	—	—			—			$1.67
Diluted	$1.35	—	—	—			—			$1.67
Weighted-average common shares outstanding:
Basic	216,941	—	—	—			197,101	(k	)	414,042
Diluted	217,596	—	—	—			197,101	(k	)	414,697

The accompanying notes are an integral part of

these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentations

The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Callon and Carrizo. Certain of Carrizo’s historical amounts have been reclassified to conform to Callon’s financial statement presentation. The unaudited pro forma condensed combined balance sheet as of June 30, 2019 gives effect to the merger and the related credit facility transactions as if they had occurred on June 30, 2019. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and the six months ended June 30, 2019 give effect to the merger, the related credit facility transactions and the Callon historical A&D transactions as if they had occurred on January 1, 2018.

The unaudited pro forma condensed combined financial statements reflect pro forma adjustments that are based on available information and certain assumptions that Callon believes are reasonable. However, actual results may differ from those reflected in these statements. In Callon’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma condensed combined statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the dates indicated above, nor are they indicative of Callon’s future financial position or results of operations.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Callon and Carrizo for the periods presented, which are incorporated by reference in this joint proxy statement/prospectus.

Note 2—Unaudited Pro Forma Condensed Combined Balance Sheet

The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon Callon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of June 30, 2019, using currently available information. Because the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included in this joint proxy statement/prospectus. Callon expects to finalize its allocation of the purchase price as soon as practicable after completion of the proposed transaction.

The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:

•

changes in the estimated fair value of the shares of Callon common stock issued as merger consideration to Carrizo shareholders, based on the share price of Callon common stock at the effective time of the merger;

•

changes in the estimated fair value of Carrizo’s assets acquired and liabilities assumed as of the closing date of the transaction, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, and other factors;

•	the tax basis of Carrizo’s assets and liabilities as of the effective time of the merger; and

•	the risk factors described in “Risk Factors” beginning on page 34.

The preliminary merger consideration to be transferred, fair value of assets acquired, and liabilities assumed expected to be recorded is as follows (in thousands):

Consideration:
Fair value of Callon common stock to be issued(1)	$1,048,578

Total consideration	1,048,578
Fair value of liabilities assumed:
Current liabilities	397,988
Senior secured revolving credit facility	841,328
Senior unsecured notes	870,501
Other long-term liabilities	77,273
Preferred stock	200,000
Warrants	11,100
Fair value of assets acquired:
Cash and cash equivalents	2,282
Other current assets	128,431
Evaluated properties	2,436,212
Unevaluated properties	717,375
Other property and equipment	11,188
Other long-term assets	74,736
Deferred tax asset, net	76,544

Net assets acquired and liabilities assumed	$1,048,578

(1)	Based on 197,101,217 shares of Callon common stock at $5.32 per share (closing price as of September 16, 2019).

Under the merger agreement, Carrizo shareholders will receive 2.05 shares of Callon common stock for each share of Carrizo common stock issued and outstanding immediately prior to the effective time of the merger. This will result in Callon issuing approximately 197.1 million shares of Callon common stock, or $1.0 billion in value, as merger consideration.

The merger will be non-taxable, and Carrizo’s tax basis in the assets and liabilities will carry over to Callon.

From July 12, 2019, the last trading date prior to the initial public announcement of the merger, to September 16, 2019, the preliminary value of Callon’s merger consideration to be transferred had decreased approximately $212.9 million, as a result of the decrease in the share price of Callon common stock from $6.40 to $5.32. The final value of Callon’s merger consideration will be determined based on the actual number of shares Callon common stock issued and the market price of Callon common stock on the closing date of the merger. A 10 percent increase or decrease in the closing price of a share of Callon common stock, as compared to the September 16, 2019 closing price of $5.32, would increase or decrease the purchase price by approximately $104.9 million, assuming all other factors are held constant.

Note 3—Pro Forma Adjustments

The following adjustments have been made to the accompanying unaudited pro forma condensed combined financial statements:

(a)	The following reclassifications were made as a result of the transaction to conform to Callon’s presentation:

Pro Forma Condensed Combined Balance Sheet as of June 30, 2019:

•	Reflects reclassification of approximately $6.0 million from other assets, net to fair value of derivatives;

•	Reflects reclassification of approximately $128.7 million from accrued capital expenditures and revenues and royalties payable to accounts payable and accrued liabilities;

•	Reflects reclassification of approximately $41.4 million from other current liabilities to accounts payable and accrued liabilities, cash-settleable awards, and asset retirement obligations;

•

Reflects reclassification of approximately $2.7 billion from long-term debt, 6.125% senior unsecured notes due 2024, and 6.375% senior unsecured notes due 2026 to presentation of senior secured revolving credit facility and senior unsecured notes; and

•	Reflects reclassification of approximately $18.9 million from other long-term liabilities to fair value of derivatives.

Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2019:

•	Reflects reclassification of Carrizo’s asset retirement obligation accretion expense from depreciation, depletion and amortization (“DD&A”) to accretion expense.

Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2018:

•	Reflects reclassification of Carrizo’s asset retirement obligation accretion expense from DD&A to accretion expense.

•	Reflects reclassification of Carrizo’s ad valorem taxes to production taxes.

(b)

The allocation of the estimated fair value of consideration transferred (based on the closing price of Callon common stock at $5.32 per share at September 16, 2019) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:

•	$90.7 million decrease in Carrizo’s net book basis of oil and gas properties to reflect them at fair value;

•	$19.6 million decrease to Carrizo’s senior notes to record them at fair value and to eliminate debt issuance costs;

•	$12.9 million net increase in fair value of derivative assets and liabilities to reflect them at fair value;

•	$93.0 million decrease in the net deferred tax asset associated with the preliminary purchase price allocation; and

•	$23.9 million increase to Carrizo’s preferred shares outstanding to record them at fair value.

(c)	Reflects the elimination of $5.5 million in other assets related to Carrizo’s credit facility issuance costs.

(d)

Reflects the impact of estimated transaction costs of $94.5 million related to the merger, including underwriting, severance, banking, legal and accounting fees that are not capitalized as part of the transaction. These transaction costs are based on preliminary estimates, and the final amounts and the resulting effect on Callon’s financial position and results of operations may differ significantly. The costs are not reflected in the historical June 30, 2019 consolidated balance sheets of Callon and Carrizo, but are reflected in the pro forma condensed combined balance sheet as an increase to Accounts payable and accrued liabilities as they will be expensed by Callon and Carrizo as incurred. These amounts and their corresponding tax effect have not been reflected in the pro forma condensed combined statements of operations due to their nonrecurring nature.

(e)	Reflects the elimination of Carrizo’s historical equity balances in accordance with the acquisition method of accounting.

(f)

Reflects the estimated increase in shares of Callon common stock, resulting from the issuance of shares of Callon common stock to Carrizo shareholders to effect the transaction as follows (in thousands, except per share amounts):

Shares of Callon common stock to be issued in respect of outstanding Carrizo common stock and stock-based awards	197,101
NYSE closing price per share of Callon common shares on September 16, 2019	$5.32

Fair value of Callon common shares to be issued	$1,048,578
Increase in Callon common stock ($0.01 par value per share) as of June 30, 2019	1,971

Increase in Callon additional paid-in capital as of June 30, 2019	$1,046,607

(g)

Reflects fair value of $11.1 million for capital in excess of par value associated with 2,750,000 Carrizo warrants issued with Carrizo preferred stock in August 2017. The right of a holder of Carrizo warrants outstanding as of the effective time to acquire shares of Carrizo common stock will, in accordance with the applicable warrant agreement, be converted into the right to acquire the number of shares of Callon common stock that such holder would have received if he or she had exercised such warrants immediately prior to the effective time.

Impact of transaction adjustments on stockholders’ equity balances:

	Elimination of Carrizo’s historical equity balances	Fair value of Carrizo warrants	Issuance of Callon common shares	Estimated transaction costs	Total
Common Stock	$(926)	$—	$1,971	$—	$1,045
Capital in excess of par value	(2,132,131)	11,100	1,046,607	—	(1,074,423)
Accumulated deficit	892,699	—	—	(94,500)	798,199

Total stockholders’ equity	$(1,240,358)	$11,100	$1,048,578	$(94,500)	$(275,179)

(h)	Reflects the pro forma DD&A expense calculated in accordance with the full cost method of accounting for oil and gas properties, which was based on the preliminary purchase price allocation.

(i)	The following adjustments were made to reflect pro forma changes to interest expense:

•

Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2019: Approximately $10.1 million decrease related to the change in interest rate calculation on the borrowings under the new credit facility after the repayment of Carrizo’s credit facility balance of $841.3 million as of June 30, 2019. This decrease reflects the impact of capitalized interest calculated on the pro forma combined entity.

•

Pro Forma Condensed Combined Statement of Operations for the twelve months ended December 31, 2018: Approximately $2.2 million decrease related to the change in interest rate calculation on the borrowings under the new credit facility after the repayment of Carrizo’s credit facility balance of $841.3 million as of June 30, 2019. This decrease reflects the impact of capitalized interest calculated on the pro forma combined entity.

(j)

Reflects the income tax effect of pro forma adjustments presented. The tax rate applied was the estimated combined statutory rate of 21.6% for the six months ended June 30, 2019 and for the year ended December 31, 2018. The effective rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities.

(k)	Reflects shares of Callon’s common stock estimated to be issued to Carrizo shareholders.

(l)

The unaudited pro forma condensed combined financial statements assume the conversion of Carrizo preferred stock into Callon new preferred stock. If instead the Carrizo preferred stock is redeemed prior to the consummation of the merger, in order to fund the redemption payment, Callon expects that it would incur additional borrowings under the new credit facility. The redemption of the preferred stock is subject to a prescribed formula with key provisions as follows:

•	Secondary Company Redemption Premium of 104.4375% multiplied by the liquidation preference ($1,000 per share or $200 million in aggregate),

•	Any dividends that would be payable until August 2020, discounted at the Treasury rate plus 50 basis points, and

•	Any accrued but unpaid dividends.

Note 4—Supplemental Pro Forma Oil and Natural Gas Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2018, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2018. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2018.

	Oil (MBbls)
	Callon Historical	Carrizo Historical	Reclass Adjustment	Pro Forma Combined
Balance-December 31, 2017	107,072	167,374	—	274,446
Purchase of reserves in place	30,756	2,205	—	32,961
Sale of reserves in place	—	(9,676)	—	(9,676)
Extensions and discoveries	67,763	65,352	—	133,115
Revisions of previous estimates	(8,982)	(31,287)	15,847	(24,422)
Reclassifications due to changes in development plan	(7,069)	—	(15,847)	(22,916)
Production	(9,443)	(14,232)	—	(23,675)

Balance-December 31, 2018	180,097	179,736	—	359,833

Proved Developed Reserves:
December 31, 2017	51,920	69,632		121,552
December 31, 2018	92,202	75,267		167,469
Proved Undeveloped Reserves:
December 31, 2017	55,152	97,742		152,894
December 31, 2018	87,895	104,469		192,364

	Natural Gas (MMcf)
	Callon Historical	Carrizo Historical	Reclass Adjustment	Pro Forma Combined
Balance-December 31, 2017	179,410	310,470	—	489,880
Purchase of reserves in place	53,563	7,953	—	61,516
Sale of reserves in place	—	(17,475)	—	(17,475)
Extensions and discoveries	103,149	212,758	—	315,907
Revisions of previous estimates	41,767	(6,006)	16,219	51,980
Reclassifications due to changes in development plan	(11,976)	—	(16,219)	(28,195)
Production	(15,447)	(24,639)	—	(40,086)

Balance-December 31, 2018	350,466	483,061	—	833,527

Proved Developed Reserves:
December 31, 2017	104,389	131,355		235,744
December 31, 2018	218,417	178,941		397,358
Proved Undeveloped Reserves:
December 31, 2017	75,021	179,115		254,136
December 31, 2018	132,049	304,120		436,169

	NGLs (MBbls)
	Callon Historical	Carrizo Historical	Reclass Adjustment	Pro Forma Combined
Balance-December 31, 2017	—	42,598	—	42,598
Purchase of reserves in place	—	967	—	967
Sale of reserves in place	—	(2,872)	—	(2,872)
Extensions and discoveries	—	30,195	—	30,195
Revisions of previous estimates	—	1,936	2,686	4,622
Reclassifications due to changes in development plan	—	—	(2,686)	(2,686)
Production	—	(3,701)	—	(3,701)

Balance-December 31, 2018	—	69,123	—	69,123

Proved Developed Reserves:
December 31, 2017	—	17,447		17,447
December 31, 2018	—	25,809		25,809
Proved Undeveloped Reserves:
December 31, 2017	—	25,151		25,151
December 31, 2018	—	43,314		43,314

	Total (MBoe)
	Callon Historical	Carrizo Historical	Reclass Adjustment	Pro Forma Combined
Balance-December 31, 2017	136,974	261,717	—	398,691
Purchase of reserves in place	39,683	4,498	—	44,181
Sale of reserves in place	—	(15,461)	—	(15,461)
Extensions and discoveries	84,955	131,007	—	215,962
Revisions of previous estimates	(2,021)	(30,352)	21,236	(11,137)
Reclassifications due to changes in development plan	(9,065)	—	(21,236)	(30,301)
Production	(12,018)	(22,040)	—	(34,058)

Balance-December 31, 2018	238,508	329,369	—	567,877

Proved Developed Reserves:
December 31, 2017	69,318	108,972		178,290
December 31, 2018	128,605	130,899		259,504
Proved Undeveloped Reserves:
December 31, 2017	67,656	152,745		220,401
December 31, 2018	109,903	198,470		308,373

The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2018 is as follows (in thousands):

	Callon Historical	Carrizo Historical	Pro Forma Combined
Future cash inflows	$11,794,080	$14,461,143	$26,255,223
Future costs
Production	(2,923,959)	(4,572,397)	(7,496,356)
Development and net abandonment	(1,429,787)	(1,964,450)	(3,394,237)

Future net inflows before income taxes	7,440,334	7,924,296	15,364,630
Future income taxes	(782,470)	(1,005,837)	(1,788,307)

Future net cash flows	6,657,864	6,918,459	13,576,323
10% discount factor	(3,716,571)	(3,282,901)	(6,999,472)

Standardized measure of discounted future net cash flows	$2,941,293	$3,635,558	$6,576,851

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2018 are as follows (in thousands):

	Callon Historical	Carrizo Historical	Pro Forma Combined
Standardized measure at beginning of year	$1,556,682	$2,465,042	$4,021,724
Sales and transfers, net of production costs	(481,306)	(843,333)	(1,324,639)
Net change in sales and transfer prices, net of production costs	222,802	809,182	1,031,984
Net change due to purchases and sales of in place reserves	554,697	(121,044)	433,653
Extensions, discoveries, and improved recovery, net of future production and development costs incurred	1,093,773	1,127,748	2,221,521
Changes in future development cost	40,483	(9,627)	30,856
Previously estimated development costs incurred	—	496,600	496,600
Revisions of quantity estimates	(167,096)	(250,817)	(417,913)
Accretion of discount	157,676	263,837	421,513
Net change in income taxes	(187,841)	(282,491)	(470,332)
Changes in production rates, timing, and other	151,423	(19,539)	131,884

Aggregate change	1,384,611	1,170,516	2,555,127

Standardized measure at end of year	$2,941,293	$3,635,558	$6,576,851

COMPARISON OF SHAREHOLDER RIGHTS

Holders of shares of Carrizo common stock will receive shares of Callon common stock in the merger. Callon is a Delaware corporation organized under the laws of the State of Delaware and Carrizo is a Texas corporation organized under the laws of the State of Texas. The rights of each Callon shareholder are governed by the DGCL and Callon’s certificate of incorporation and bylaws. The rights of each Carrizo shareholder are governed by the TBOC and Carrizo’s articles of incorporation and bylaws. The rights of each Carrizo shareholder, upon completion of the merger, will be governed by the DGCL and will become subject to Callon’s certificate of incorporation and bylaws.

The following is a summary comparison of the material differences between:

•	the current rights of Carrizo shareholders under the TBOC and Carrizo’s articles of incorporation and bylaws, each as amended to date, and

•	the current rights of Callon shareholders under the DGCL and Callon’s certificate of incorporation and bylaws, each as amended to date.

The following summary is not a complete statement of the rights of Callon shareholders or Carrizo shareholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, the TBOC, and Callon’s and Carrizo’s governing corporate documents, which Carrizo shareholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Carrizo	Callon
AUTHORIZED CAPITAL STOCK

Carrizo’s articles of incorporation authorize Carrizo to issue 180,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of                 , 2019, there were                  shares of common stock outstanding and 200,000 shares of Carrizo preferred stock outstanding.

Callon’s certificate of incorporation authorizes Callon to issue 300,000,000 shares of common stock and 2,500,000 shares of preferred stock. As of                 , 2019, there were                  shares of common stock outstanding and no shares of preferred stock outstanding.

VOTING RIGHTS

The TBOC provides that each shareholder is entitled to one vote for each share of capital stock held by such shareholder, unless otherwise provided in a corporation’s articles of incorporation. Each share of Carrizo common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of such shareholders.

Subject to the discussion in “Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Carrizo’s governing documents, including with respect to the rights of any preferred stock of Carrizo, the vote of the holders of a majority of the shares entitled to vote on and that voted for or against or expressly abstained with respect to that matter

The DGCL provides that each shareholder must be entitled to one vote for each share of capital stock held by such shareholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Callon common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of shareholders.

Subject to the discussion in “Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Callon’s governing documents or with respect to the rights of any preferred stock of Callon, the vote of the holders of a majority of the shares having voting power present in

Carrizo	Callon

at a meeting at which a quorum is present will be the act of the shareholders’ meeting.

In addition to the already outstanding Carrizo preferred stock, the voting rights of the holders of any additional preferred stock of Carrizo will be determined by the Carrizo board.

person or represented by proxy at which a quorum is present will be the act of the shareholders’ meeting.

Subject to certain limitations of Callon’s certificate of incorporation and the DGCL, the Callon board may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of any series of preferred stock.

NUMBER OF DIRECTORS AND SIZE OF BOARD

The TBOC provides that the board of directors of a Texas corporation must consist of one or more directors as fixed by the company’s articles of incorporation or bylaws.

The Carrizo board currently has eight members. Carrizo’s bylaws provide that the number of directors may be increased or decreased from time to time by resolution of the Carrizo board or by due election of that number of directors by Carrizo’s shareholders, but no decrease by the Carrizo board would have the effect of shortening the term of any incumbent director.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Callon board currently has eight members. Callon’s bylaws provide that the number of directors, shall be no more than twenty-one and shall be determined by resolution of the board of directors, but the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

CLASSIFIED BOARD/TERM OF DIRECTORS

The TBOC provides that a corporation’s charter or bylaws may provide that all or some of the board of directors may be divided into two or three classes that shall include the same or a similar number of directors as each other class and that have staggered terms of office.

Carrizo does not divide members of the Carrizo board into classes. Unless sooner removed in accordance with Carrizo’s bylaws, members of the Carrizo board shall hold office until the next annual meeting of shareholders and until their successors shall have been elected and qualified.

The DGCL provides that directors of a Delaware corporation may, by the company’s certificate of incorporation or by bylaws, be divided into one, two or three classes. Callon’s certificate of incorporation and bylaws divide the Callon board into three classes, as nearly equal in number as possible, serving staggered three-year terms. Each director will hold office until the third annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal. Callon’s certificate of incorporation and bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 80% or more of the voting power of Callon’s capital stock.

ELECTION OF DIRECTORS

Carrizo’s bylaws provide that unless otherwise provided in the Carrizo’s governing documents, in an election of directors at a meeting of shareholders at which a quorum is present, (A) if the number of nominees exceeds the number of directors to be elected (a “contested election”), the members of the Carrizo board that are elected by shareholders will be elected by

The DGCL provides that directors will be elected at an annual meeting or at a special meeting called for that purpose or by majority written consent in lieu thereof.

The Callon certificate of incorporation provides that the board be divided into three classes: Class I,

Carrizo	Callon

a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting and (B) in an election of directors that is not a contested election (an “uncontested election”), the members of the Carrizo board that are elected by shareholders will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting. For purposes of the election of directions, in an uncontested election of directors a “majority of votes cast” will mean that the number of shares voted “for” a director exceeds the number of votes cast “against” that director.

Carrizo’s code of ethics and business conduct provides that, as a condition to being nominated to continue to serve as a director whether by the Carrizo board or by shareholder nomination, an incumbent director nominee will agree that if such incumbent director nominee fails to receive the required vote for election to the Carrizo board at the next meeting of the shareholders at which such nominee faces re-election, he or she will submit to the Carrizo board an irrevocable letter of resignation that would be effective upon, and only in the event that the Carrizo board accepts, such resignation. The Carrizo board will decide whether to accept or reject such resignation, or whether other action should be taken, taking into account the recommendation of the nominating and corporate governance committee of the Carrizo board and will publicly disclose its decision regarding the tendered resignation and the rationale behind the decision.

The TBOC does not permit shareholders to cumulate their votes for the election of directors unless permitted by the articles of incorporation. Carrizo’s Articles of Incorporation provide that cumulative voting for the election of directors is expressly prohibited as to all shares of any class or series.

Class II and Class III. The Callon bylaws provide that each director will be elected if more votes are cast for such director than against such director.

Callon’s corporate governance guidelines state that at any shareholder meeting for the election of directors at which a quorum is present, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election shall tender his or her resignation for consideration by the Nominating and Corporate Governance Committee following certification of the shareholder vote, unless the number of nominees exceeds the number of directors to be elected as of the record date for such meeting, in which event the directors shall be elected by a plurality of the votes cast.

Election of directors need not be by written ballot and there is no cumulative voting for election of directors.

REMOVAL OF DIRECTORS

Under Carrizo’s articles of incorporation and bylaws, no director may be removed from office except for cause and upon the affirmative vote of the holders of a majority of the votes entitled to be cast in the election of Carrizo’s directors.

The following events constitute “cause”: (i) the director has been convicted, or is granted immunity to testify where another has been convicted, of a felony; (ii) the director has been found by a court or by the affirmative vote of a majority of the total number of

Under Callon’s bylaws, and in accordance with the DGCL, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Callon board, may be removed from office at any time only for cause and only by the affirmative vote of the holders of 80% or more of the voting power of all of the shares of Callon entitled to vote generally in the election of directors, voting together as a single class.

Carrizo	Callon
authorized directors (whether or not any vacancies exist) to be grossly negligent or guilty of willful misconduct in the performance of duties to Carrizo; (iii) the director is adjudicated mentally incompetent; or (iv) the director has been found by a court or by the affirmative vote of a majority of the total number of authorized directors (whether or not any vacancies exist) to have breached his duty of loyalty to Carrizo or our shareholders or to have engaged in a transaction with us from which the director derived an improper personal benefit.

VACANCIES

The TBOC provides that the shareholders at an annual or special meeting or a majority of the remaining directors (even if less than a quorum) may fill any vacancy occurring in the board of directors. Additionally, under the TBOC, a directorship to be filled by reason of an increase in the number of directors may be filled by the shareholders (at an annual or special meeting) or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. However, the board of directors may not fill more than two such vacancies during the period between any two successive annual meetings of shareholders.

Carrizo’s bylaws are consistent with the vacancy provisions of the TBOC.

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under Callon’s bylaws, and in accordance with the DGCL, subject to the rights of holders of any series of any preferred stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Callon board resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for the unexpired term of the class to which such director was elected.

QUORUM FOR BOARD MEETINGS

Under Carrizo’s bylaws, one-half of the number of directors fixed pursuant to Carrizo’s bylaws constitutes a quorum for the transaction of business, but a smaller number may adjourn from time to time until they can secure the attendance of a quorum. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Carrizo board.

Under Callon’s bylaws, the presence of at least a majority of the directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Callon board (except as may be otherwise specifically provided by statute or Callon’s certificate of incorporation). The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

ANNUAL MEETINGS OF SHAREHOLDERS

Carrizo’s bylaws provide that annual meetings of Carrizo shareholders shall be held during each calendar year on a date and at a time designated by the Carrizo board or as may otherwise be set forth in the notice of the meeting, and on any subsequent day or days to which such meeting may be adjourned, for the purposes of electing directors and of transacting such other business as may properly come before the meeting.

Callon’s bylaws provide that an annual meetings of shareholders shall be held at such dates and times as shall be designated by the Callon board and stated in the notice of the meeting, at which time the shareholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. Callon may postpone,

Carrizo	Callon

Under the TBOC, if a corporation does not hold an annual meeting, a member of the corporation may demand by written notice that the meeting be held within a reasonable time. If a required annual meeting is not called before the 61st day after the date of demand, a member of the corporation may compel the holding of the meeting by legal action directed against the board of directors.

reschedule, or cancel any previously scheduled annual meeting of shareholders.

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.

QUORUM FOR SHAREHOLDER MEETINGS

Under Carrizo’s bylaws, the holders of a majority of shares entitled to vote at a meeting of shareholders, represented in person or by proxy, shall constitute a quorum as to any matter to be presented at that meeting, but, if a quorum is not present or represented, a majority in interest of those present or represented may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

Under the DGCL, and Callon’s bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS:

Under the TBOC and Carrizo’s bylaws, written notice of all meetings stating the place, day and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the meeting to the shareholders of record entitled to vote at such meeting unless the Carrizo board is seeking shareholder approval of a plan of merger or exchange, in which case notice shall be delivered not less than 20 nor more than 60 days before the meeting to all shareholders whether or not entitled to vote.

Under the DGCL and Callon’s bylaws, notice of any meeting of shareholders must be sent not less than ten nor more than sixty days before the date of the meeting to each shareholder entitled to vote at the meeting.

CALLING SPECIAL MEETINGS OF SHAREHOLDERS

The TBOC provides that special meetings of the shareholders may be called by the board of directors, the President of a corporation, others permitted by the articles of incorporation or bylaws or holders of at least 10% of the shares entitled to vote at the meeting (provided that the articles of incorporation may specify that this percentage is greater than 10% but not greater than 50%).

Under Carrizo’s articles of incorporation and bylaws, special meetings of the Carrizo shareholders may be called by the Chairman of the Carrizo board, the President, or the Carrizo board. Special meetings of shareholders will also be called by the Secretary upon the demand in proper written form of the holders of not less than 50% of the outstanding shares of stock entitled to vote at such meeting. A shareholder of record must

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Callon’s certificate of incorporation provides that a special meeting of shareholders may be called only by the Chairman of the Callon board, the chief executive officer of Callon, the president of Callon, the Callon Board, or by the written order of a majority of the directors of Callon, and shall be called by the president or secretary of Callon at the written request of shareholders owning 80% or more of the entire capital stock issued and outstanding capital stock of Callon entitled to vote.

Carrizo	Callon
first submit a written request that the Carrizo board fix a record date (a “demand record date”) to determine the shareholders entitled to demand a special meeting. To be in proper form, the written request must include, among other things, certain information (together with the shareholder updates (as defined below), the “shareholder information”) for the requesting shareholder, any beneficial owner on whose behalf the request is made, and certain related and associated persons (together, the “requesting person”) including: (1) a reasonably detailed description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, together with the language of any proposal in connection therewith (including the language of any resolution proposed for consideration and, in the event that such business includes a proposal regarding the amendment of Carrizo’s governing documents, the language of the proposed amendment), (2) the name and address of the requesting person, as they appear on Carrizo’s books and records, (3) any “Disclosable Interest” (as defined in Carrizo’s bylaws) of the requesting person, (4) a complete and accurate description of all arrangements, agreements, or understandings (whether written or oral) between or among any of the requesting persons or between or among any requesting person and any other person or persons (including their names and addresses) (a) for the purposes of acquiring, holding, voting, or disposing of any shares of capital stock of Carrizo, (b) to cooperate in obtaining, changing, or influencing the control of Carrizo (except independent financial, legal, and other advisors acting in the ordinary course of their respective businesses), (c) with the effect or intent of increasing or decreasing the voting power of, or that contemplates any person voting together with, any shareholder with respect to any shares of capital stock of Carrizo, or (d) otherwise in connection with the proposal of such business by the requesting person and any financial interest or other material interest of the requesting person in such business or proposal, (5) a representation that the requesting person is a holder of record of stock of Carrizo entitled to vote at such meeting, will continue to be a holder of record of stock entitled to vote at such meeting through the date of such meeting, and intends to appear in person or by proxy at such meeting to bring such business before the meeting, (6) a representation as to whether the requesting person intends or is part of a group which intends (a) to deliver a proxy, consent, or other solicitation statement and/or form of proxy or consent to holders of at least the percentage of Carrizo’s

Carrizo	Callon

outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from shareholders in support of such proposal, and (7) if directors are proposed to be elected at the special meeting, the nominee information (as defined below in the section entitled “Shareholders Proposals; Director Nominations”) for each person whom a requesting person expects to nominate for election as a director at the special meeting.

A shareholder providing a request for (including a request for a demand record date or a demand to call a special meeting) or notice of business proposed to be brought before a meeting must further update and supplement such request or notice, to the extent described in Carrizo’s bylaws.

Within 10 calendar days after receipt of a request to fix a demand record date in proper form from any shareholder of record, the Carrizo board will consider such request and may adopt a resolution fixing a demand record date for the purpose of determining the shareholders entitled to demand that the secretary of Carrizo call a special meeting. If no resolution fixing a demand record date has been adopted by the Carrizo board within the 10-calendar day period after the date on which such a request to fix a demand record date was received, the demand record date shall be deemed to be the 20th calendar day after the date on which such a request was received. No demand record date will be fixed if the Carrizo board determines that the demand or demands that would otherwise be submitted following such demand record date could not comply with the requirements of Carrizo’s bylaws.

A special meeting of shareholders will not be called unless shareholders of record as of the demand record date who hold, in aggregate, at least 50% of the outstanding shares of stock entitled to vote at such meeting, timely provide one or more demands to call such special meeting in writing and in proper form. To be timely, a shareholder’s demand to call a special meeting must be delivered to, or mailed to and received by, Carrizo, not later than the 60th calendar day following the demand record date. To be in proper form, a demand to call a special meeting must set forth the shareholder information for the shareholders submitting such demand.

Subject to certain exceptions, after receipt of demands in proper form from shareholders holding at

Carrizo	Callon
least 50% of the outstanding shares of stock entitled to vote at the meeting, the Carrizo board will call a special meeting of shareholders for the purpose of conducting the business specified in the demands received by Carrizo.

NOTICE OF SHAREHOLDERS PROPOSALS

The TBOC does not contain any limits on or requirements for shareholders to propose business for annual meetings.

Nominations of persons for election to the Carrizo board and the proposal of other business to be considered by the Carrizo shareholders may be made at an annual meeting of shareholders (a) pursuant to Carrizo’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Carrizo board, or (c) by any shareholder of Carrizo who (i) was a shareholder of record at the time of giving of notice provided for in Carrizo’s bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting as to such election or other business as to which such nomination or proposal relates, and (iii) complies with the notice procedures set forth in Carrizo’s bylaws and applicable law as to such business or nomination.

A shareholder must give timely notice in writing and in proper form of any nominations or other business to be brought before an annual meeting of shareholders. To be timely, a shareholder’s notice must be delivered to Carrizo not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Carrizo.

To be in proper form, a shareholder’s notice to the secretary must (i) set forth, as to the shareholder providing the notice of any nomination or other business, any beneficial owner on whose behalf such

Nominations of persons for election to the Callon board and the proposal of other business to be considered by the Callon shareholders may be made at an annual meeting of shareholders (A) pursuant to Callon’s notice of such meeting or (B) by or at the direction of the Callon board, by any shareholder of Callon who (i) was a shareholder of record at the time of giving of notice provided for in the Callon’s bylaws and at the on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in Callon’s bylaws as to such business or nomination, including without limitation by giving timely notice to the secretary.

To be timely, a shareholder’s notice must be in writing and in proper form and must be delivered to, or mailed to and received by, the secretary of Callon at the principal executive offices of Callon not less than 120 days nor more than 150 days prior to the scheduled date for the next annual meeting of shareholders.

Any such notice shall include, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

•   the name, age, business address and residence address of such nominee;

•   the principal occupation or employment of such nominee (present and for the past five years);

•   the class or series and number of shares of capital stock of Callon which are, directly or indirectly, owned beneficially and of record by such nomine;

•   all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act;

Carrizo	Callon

notice is given, and certain related or associated persons (together, the “proposing person”), the shareholder information (except that the term “proposing person” shall be substituted for the term “requesting person” in the definition of shareholder information for purposes of such notice), (ii) set forth, as to any person whom the shareholder proposes to nominate to the Carrizo board, the nominee information, and (iii) include, with respect to each director nominee, a completed and signed written questionnaire with respect to the background and qualification of the proposed nominee and the background of any other person or entity on whose behalf the nomination is being made and (ii) a written representation and agreement that such person (a) is not and will not become a party to certain undisclosed voting or compensation agreements, arrangements, or understandings, and (b) would be in compliance, if elected as a director, and will comply with all applicable law, applicable stock exchange rules, and applicable policies and guidelines of Carrizo.

“Nominee information” means, as to each person, if any, whom the shareholder proposes to nominate for election or re-election to the Carrizo board (i) the name, age, business address, and residence address of such person, (ii) the principal occupation or employment of such person (presently and for the past five years), (iii) the class or series and number of shares of capital stock of Carrizo which are owned beneficially or of record by such person, (iv) any Disclosable Interest of such person, (v) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (vi) a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf

•   a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings (whether written or oral) during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates (within the meaning of Rule 12b-2 under the Exchange Act), or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

•   a notarized letter signed by such nominee stating his or her acceptance of the nomination by that shareholder or beneficial owner, stating his or her intention to serve as a director for the full term if elected, and consenting to being named as a nominee for director in any proxy statement relating to such election; and

•   a completed signed questionnaire, and written representation and agreement, each as required by Callon’s bylaws;

As to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, set forth or provide:

•   a brief description of the business desired to be brought before the meeting,

•   the text of the proposal (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend Callon’s bylaws, the language of the proposed amendment);

Carrizo	Callon

the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, and (vii) a notarized letter signed by such person stating his or her acceptance of the nomination by such shareholder, stating his or her intention to serve as a director for the full term if elected, and consenting to be named as a nominee for director in any proxy statement relating to such person’s election.

Only the business in Carrizo’s notice of special meeting will be conducted at the special meeting of shareholders. Nominations of persons for election to the Carrizo board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of the Carrizo board or (ii) provided that the Carrizo board has determined that directors shall be elected at such special meeting, by any shareholder of Carrizo who (a) is a shareholder of record at the time of giving notice and at the time of the special meeting, (b) is entitled to vote at the meeting as to such election or other business as to which such nomination or proposal related, and (c) complied with the notice procedures (including, without limitation, as to timely notice and as to proper form) set forth in Carrizo’s bylaws (including providing the shareholder information). In the event that Carrizo calls a special meeting of shareholders for the purposes of electing one or more directors to the Carrizo board, any such shareholder may nominate a person or persons for election as long as the shareholder’s notice with respect to any nomination (including the nominee information and the completed and signed questionnaire, and a written representation and agreement) shall be delivered to Carrizo not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting.

•   the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•   a complete and accurate description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names and addresses) in connection with the proposal of such business by such shareholder; and

As to the shareholder, and any beneficial owner on whose behalf the nomination or proposal is made, set forth:

•   the name and address of the shareholder as they appear on Callon’s books;

•   the name and address of all other holders on whose behalf the nomination or proposal is being made, if any:

•   the class or series and number of shares of Callon that are, directly or indirectly, owned beneficially and of record by each of such holders:

•   security ownership information for such holders (including any derivative securities);

•   a representation that the shareholder is a holder of record of stock of Callon entitled to vote at such meeting, will continue to be a holder of record of stock entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

•   a representation whether any of the holders on whose behalf the nomination or proposal is being made intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Callon’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from shareholders in support of such proposal or nomination; and the

Carrizo	Callon
shareholder’s representation as to the accuracy of the information set forth in the notice.

SHAREHOLDERS ACTION BY WRITTEN CONSENT

The TBOC provides that any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation’s articles of incorporation so provides, if a consent in writing is signed by holders of shares having not less than the minimum number of votes necessary to take such action at a meeting at which holders of all shares entitled to vote on the action were present and voted.

Carrizo’s articles of incorporation do not provide that any action required or permitted to be taken at any annual or special meeting of shareholders of Carrizo may be taken by written consent without a meeting, without prior notice and without a vote.

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Callon’s certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, any action required or permitted to be taken by the shareholders of Callon must be effected at a duly-called annual or special meeting of shareholders of Callon and may not be effected by any consent in writing by such shareholders unless all of the shareholders entitled to vote thereon consent thereto in writing.

AMENDMENT OF GOVERNING DOCUMENTS

Under the TBOC, amendments to a corporation’s articles of incorporation must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment. If an amendment would (1) increase or decrease the number of authorized shares of such class, (2) increase or decrease the par value of the shares of such class (including eliminating the par value of the shares of such class), (3) effect an exchange, reclassification or cancellation of all or part of the shares of the class or series, (4) effect an exchange or create a right of exchange of all or part of the shares of another class or series into the shares of the class or series, (5) change the designations, preferences, limitations or relative rights of the shares of the class or series, (6) change the shares of the class or series (with or without par value) into the same or a different number of shares (with or without par value) of the same class or series or another class or series, (7) create a new class or series of shares with rights and preferences equal, prior or superior to the shares of the class or series, (8) increase the rights and preferences of

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the shareholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Callon’s certificate of incorporation grants the Callon board the power to make, alter or repeal Callon’s bylaws. Callon’s shareholders may also make, alter or repeal Callon’s bylaws by majority vote, except with respect to provisions of Callon’s bylaws relating to shareholder meetings, directors, and amendment to Callon’s bylaws, which requires at least 80% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Carrizo	Callon

a class or series with rights or preferences later or inferior to the shares of the class or series in such a manner that the rights or preferences will be equal, prior or superior to the shares of the class or series, (9) divide the shares of the class into series and set and determine the designation of the series and the variations in the relative rights and preferences between the shares of the series, (10) limit or deny existing preemptive or cumulative voting rights of the shares of the class or series, (11) cancel or otherwise affect the dividends on the shares of the class or series that have accrued but have not been declared or (12) include or delete from the articles of incorporation provisions required or permitted to be included in the articles of incorporation of a close corporation, then two-thirds of the shares of that class also must approve the amendment. The TBOC also permits a corporation to make provisions in its charter requiring a lower proportion of voting power to approve a specified amendment, but not lower than a majority of the class.

Under Carrizo’s articles of incorporation, the vote required for amending Carrizo’s articles of incorporation is the affirmative vote of at least a majority of the outstanding shares entitled to vote thereon (in lieu of any greater vote required by the TBOC).

Under Carrizo’s bylaws and proper notice requirements therein, the bylaws may be amended or repealed, or new bylaws adopted by either (A) Carrizo board, unless the shareholders in amending, repealing or adopting a particular bylaw expressly provide that the Carrizo board may not amend or repeal that bylaw or unless the articles of incorporation or the TBOC reserves the power to take such action to the shareholders in whole or part or (B) shareholders, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise as to all or some portion of the bylaws.

LIMITATION ON LIABILITY OF DIRECTORS

Texas law permits a corporation to eliminate in its articles of incorporation all monetary liability of a director to the corporation or its shareholders for conduct in the performance of such director’s duties, except where such liability is based on: (i) breaches of the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith that constitute a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations

Carrizo	Callon

of law; (iii) transactions from which the director obtains an improper benefit; or (iv) violations of applicable statutes which expressly provide for the liability of a director.

Under Carrizo’s articles of incorporation, Carrizo’s directors will not be liable to Carrizo or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this article does not eliminate or limit the liability of a director for: (1) a breach of a director’s duty of loyalty to the corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of that director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (4) an act or omission for which the liability of a director is expressly provided for by an applicable statute. Carrizo’s bylaws provide for the indemnification of Carrizo’s executive officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the TBOC. Carrizo has also entered into indemnification agreements with each of its directors and some of its officers to indemnify such persons to the fullest extent permitted under Chapter 8 of the TBOC, to provide an arrangement of self-insurance, and to contractually provide for indemnification, and expense advancement and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. In addition, Carrizo has purchased directors’ and officers’ liability insurance policies for its directors and officers.

Carrizo’s bylaws and such indemnification agreements with directors and officers provide for indemnification through an arrangement of self-insurance for amounts: (i) in respect of the deductibles for these insurance policies; (ii) that exceed the liability limits of Carrizo’s insurance policies; and (iii) that are available, were available, or become available to Carrizo or which are generally available to companies comparable to Carrizo but which Carrizo’s officers or directors determine is inadvisable for it to purchase, given the cost involved. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other allowed by the law, directors are accountable to corporations and their shareholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Callon’s certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.

Specifically, Callon’s directors are not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•   for any breach of their duty of loyalty to Callon or its shareholders;

•   for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•   for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Callon’s shareholders.

To the extent that a present or former director, officer or employee of Callon has been successful on the merits or otherwise in defense of any threatened, pending, or completed Proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Callon may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Callon or is or was serving at the request of Callon as a director, officer, employee or agent of another entity against any liability asserted against

Carrizo	Callon

provisions of Carrizo’s bylaws or such indemnification agreements.

Texas law permits a corporation to indemnify a director or former director against judgments and expenses reasonably and actually incurred by the person in connection with a proceeding if the person (i) acted in good faith, (ii) reasonably believed, in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests, and otherwise, that the person’s conduct was not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful. If, however, the person is found liable to the corporation, or is found liable on the basis that such person received an improper personal benefit, then indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred, and no indemnification will be available if the person is found liable for (i) willful or intentional misconduct in the performance of the person’s duty to the corporation, (ii) breach of the person’s duty of loyalty owed to the corporation, or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation.

such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not Callon would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of Callon are contractual, vest when such person becomes a director, officer or employee of Callon, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Callon. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under Callon’s bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification, or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending, or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

MERGER VOTE

Under Texas law, unless a corporation’s articles of incorporation permit a lesser vote (but not less than a majority), the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote on a merger or other fundamental business transaction is required to approve such transaction. Carrizo’s articles of incorporation do not permit a lesser vote on a merger transaction, and as such, the affirmative vote of least two-thirds of the outstanding shares of Carrizo entitled to vote is required to approve a merger transaction.

Under Texas law, a sale, lease, exchange or other disposition of all, or substantially all, the property and

The DGCL provides that, subject to certain exceptions, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Callon’s certificate of incorporation and bylaws are silent on this point.

Under Delaware law, a corporation may sell, lease or exchange all, or substantially all, of its property and assets if authorized by the holders of a majority of the outstanding stock entitled to vote on the disposition. Callon’s certificate of incorporation

Carrizo	Callon
assets of a corporation does not require a shareholder vote when the disposition is made in the usual and regular course of business. If this disposition is not made in the usual and regular course of business, then a vote of at least two-thirds of the outstanding shares of the corporation entitled to vote on the disposition is required unless the articles of incorporation otherwise requires the vote of a different number of shares.	does not contain a provision regarding the vote required for dispositions of property and assets.

ANTI-TAKEOVER PROVISIONS

Carrizo is subject to Subchapter M (the “Business Combination Law”) of Chapter 21 of the Texas Business Organizations Code. In general, the Business Combination Law prevents an “affiliated shareholder” (defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares) or its affiliates or associates from entering into or engaging in a “business combination” with an “issuing public corporation” (defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Exchange Act, or any voting shares qualified for trading in a national market system) during the three-year period immediately following the affiliated shareholder’s acquisition of shares unless: (i) before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder; or (ii) not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

Under Texas law, a corporation can opt out of, or choose not to be governed by, the business combination statute by stating so in its articles of incorporation or bylaws. Carrizo has not specifically opted out of or chosen not to be governed by the anti-takeover statute in either its articles of incorporation or bylaws.

Callon is subject to Section 203 of the DGCL, which prevents corporations from engaging in a business combination with an “interested shareholder” (generally, a person owning 15% or more of Callon’s outstanding voting stock) for three years following the time that person becomes a 15% shareholder unless either:

•   before that person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•   upon completion of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•   after the transaction in which that person became interested shareholder, the business combination is approved by the board of directors and authorized at a shareholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

Under the Section 203, these restrictions also do not apply to certain business combinations proposed by an interested shareholder following the disclosure of an extraordinary transaction with a person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of directors. This

Carrizo	Callon
exception applies only if the extraordinary transaction is approved or not opposed by a majority of directors who were directors before any person became an interested shareholder in the previous three years, or the successors of these directors.

EXCLUSIVE FORUM
Carrizo does not have an exclusive forum provision in its articles of incorporation or bylaws.

Unless Callon consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Callon, (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, or other employee of Callon to Callon or Callon’s shareholders, (iii) any action or proceeding asserting a claim against Callon or any current or former director, officer, or other employee of Callon arising pursuant to any provision of the DGCL or Callon’s charter or bylaws (as each may be amended from time to time), (iv) any action or proceeding asserting a claim against Callon or any current or former director, officer, or other employee of Callon governed by the internal affairs doctrine, or (v) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery shall be the Court of Chancery or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Callon’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, Callon’s shareholders would not be deemed to have waived Callon’s compliance with federal securities laws and the rules and regulations thereunder.

APPRAISAL RIGHTS

Under the TBOC, shareholders generally have dissenters’ rights in the event of a merger or consolidation. However, these dissenters’ rights are not available if (i) the shares held by the shareholder are part of a class of shares listed on a national securities

As Callon is a Delaware corporation subject to the DGCL, the shareholders of Callon have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section

Carrizo	Callon

exchange or held of record by at least 2,000 holders (ii) the shareholder is not required to accept for his or her shares any consideration (other than cash in lieu of fractional shares) that is different than the consideration to be provided to any other holder of shares of the same class held by the shareholder, and (iii) the shareholder is not required to accept any consideration other than shares of a corporation that satisfy the requirements in clause (i) above (other than cash in lieu of fractional shares).

Carrizo shareholders will not be entitled to dissenters’ rights in the merger with respect to their shares of Carrizo common stock. Please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

262 of the DGCL. Please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

CERTAIN BENEFICIAL OWNERS OF CALLON COMMON STOCK

To Callon’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Callon common stock as of the close of business on September 16, 2019 (except as noted in the footnotes below) with respect to: each person known by Callon to beneficially own more than 5% of the outstanding Callon common stock; each member of the Callon board; each named executive officer of Callon; and Callon’s current directors and executive officers as a group.

Callon has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of common stock has been obtained from filings made by the named beneficial owners with the SEC as of September 16, 2019 or, in the case of Callon’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Callon believes, based on the information furnished to Callon, that the persons and entities named in the table below have sole voting and investment power with respect to all Callon common stock that he, she, or it beneficially owns.

The percentages below are based on 228,372,081 shares of Callon common stock outstanding as of September 16, 2019.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 2000 W. Sam Houston Parkway S., Suite 2000 Houston, Texas, 77042.

Name of Beneficial Owner	Shares beneficially owned	Percentage of common stock outstanding
5% Shareholders:
BlackRock, Inc.(1)	26,888,623	11.8%
Paulson & Co. Inc.(2)	21,593,523	9.5%
The Vanguard Group, Inc.(3)	20,839,300	9.1%
Dimensional Fund Advisors LP(4)	17,821,469	7.8%
State Street Corporation(5)	13,961,168	6.1%

Named Executive Officers:
Joseph C. Gatto, Jr.(6)	346,694	*
James P. Ulm, II(7)	22,269	*
Michol L. Ecklund(8)	14,382	*
Mitzi P. Conn(9)	91,504	*
Correne S. Loeffler(10)(19)	19,994	*
Gary A. Newberry(11)(19)	559,876	*

Directors:
Matthew R. Bob(12)	77,915	*
Barbara J. Faulkenberry(13)	14,692	*
Michael L. Finch(14)	46,365	*
L. Richard Flury(15)	294,513	*
Larry D. McVay(16)	201,914	*
Anthony J. Nocchiero(17)	135,771	*
James M. Trimble(18)	58,915	*

All directors and executive officers as a group (12 persons)(19)	1,305,067	*

*	Represents less than 1.0%.

(1)

BlackRock, Inc. (“BlackRock”), in its capacity as a parent holding company or control person for various subsidiaries (none of which individually owns more than 5% of Callon’s outstanding common stock), may be deemed to beneficially own the indicated shares. BlackRock has sole voting power over 26,094,734 shares and sole dispositive power over 26,888,623 shares. BlackRock does not have shared voting or shared dispositive power over any of the shares. BlackRock’s address is 55 East 52nd St., New York, NY 10055. This information is based on BlackRock’s Amendment No. 2 to Schedule 13G filed on January 30, 2019.

(2)

Paulson & Co. Inc. (“Paulson”), in its capacity as an investment advisor or manager, may be deemed to beneficially own the indicated shares. Paulson has sole voting and dispositive power over all of the indicated shares. Paulson’s address is 1133 Avenue of the Americas, New York, NY 10036. This information is based on Paulson’s Schedule 13D filed on September 9, 2019.

(3)

The Vanguard Group, Inc. (“Vanguard”), in its capacity as an investment adviser, may be deemed to beneficially own the indicated shares, along with certain of its wholly owned subsidiaries that serve as investment managers. Vanguard has sole voting power over 223,726 shares, shared voting power over 40,735 shares, sole dispositive power over 20,596,963 shares and shared dispositive power over 242,337 shares. Vanguard’s address is 100 Vanguard Blvd., Malvern, PA 19355. This information is based on Vanguard’s Amendment No. 2 to Schedule 13G filed on February 11, 2019.

(4)

Dimensional Fund Advisors LP (“Dimensional”), in its capacity as an investment adviser or investment manager, may be deemed to beneficially own the indicated shares. Dimensional has sole voting power over 17,524,170 shares and sole dispositive power over 17,821,469 shares. Dimensional’s address is Building One, 6300 Bee Cave Road, Austin, TX 78746. This information is based on Dimensional’s Amendment No. 1 to Schedule 13G filed on February 8, 2019.

(5)

State Street Corp. (“State Street”), in its capacity as a parent holding company or control person for various subsidiaries (none of which individually owns more than 5% of Callon’s outstanding common stock), may be deemed to beneficially own the indicated shares, along with certain of its wholly owned subsidiaries that serve as investment managers. State Street has shared voting power over 13,035,022 shares and shared dispositive power over 13,961,168 shares. State Street does not have sole voting or sole dispositive power over any shares. State Street’s principal business address is State Street Financial Center, One Lincoln St., Boston, MA 02111. This information is based on State Street’s Schedule 13G filed with the SEC on February 14, 2019.

(6)

Comprised of 322,194 shares held directly by Mr. Gatto and 24,500 shares held indirectly within Callon’s 401(k) plan. Does not include 367,664 unvested Callon RSUs payable in stock and 546,512 unvested Callon PSUs payable in 50% stock and 50% cash.

(7)

Comprised of 21,695 shares held directly by Mr. Ulm and 574 shares held indirectly within Callon’s 401(k) plan. Does not include 145,700 unvested Callon RSUs payable in stock and 203,550 unvested Callon PSUs payable in 50% stock and 50% cash.

(8)

Comprised of 13,779 shares held directly by Ms. Ecklund and 603 shares held indirectly within Callon’s 401(k) plan. Does not include 87,322 unvested Callon RSUs payable in stock and 103,372 unvested Callon PSUs payable in 50% stock and 50% cash.

(9)

Comprised of 66,802 shares held directly by Ms. Conn and 24,702 shares held indirectly within Callon’s 401(k) plan. Does not include 34,998 unvested Callon RSUs payable in stock and 57,182 unvested Callon PSUs payable in 50% stock and 50% cash.

(10)

Comprised of 19,266 shares held directly by Ms. Loeffler and 728 shares held indirectly within Callon’s 401(k) plan. Ms. Loeffler resigned from Callon effective July 31, 2019, and her beneficial ownership information is based on her most recent Form 4 filed on June 4, 2019.

(11)

Comprised of 501,104 shares held directly by Mr. Newberry and 58,772 shares held indirectly within Callon’s 401(k) plan. Does not include 153,288 unvested Callon PSUs payable in 50% stock and 50% cash. Mr. Newberry retired from Callon effective January 31, 2019, and his beneficial ownership information is based on his most recent Form 4 filed on May 16, 2018 and Callon’s equity awards records.

(12)	Comprised of 77,915 shares held directly by Mr. Bob. Does not include 24,076 unvested Callon RSUs payable in stock.

(13)	Comprised of 14,692 shares held directly by Ms. Faulkenberry. Does not include 20,370 unvested Callon RSUs payable in stock.

(14)	Comprised of 46,365 shares held directly by Mr. Finch. Does not include 24,076 unvested Callon RSUs payable in stock.

(15)

Comprised of 132,999 shares held directly by Mr. Flury, 30,000 shares held in a joint tenancy with his spouse, and 131,514 deferred vested Callon RSUs, which are payable in stock or cash at his election. Does not include 24,076 unvested Callon RSUs, which are payable in stock or cash at his election.

(16)

Comprised of 166,900 shares held directly by Mr. McVay and 35,014 deferred vested Callon RSUs, which are payable in stock or cash at his election. Does not include 24,076 unvested Callon RSUs payable in stock.

(17)	Comprised of 135,771 shares held directly by Mr. Nocchiero. Does not include 24,076 unvested Callon RSUs payable in stock.

(18)	Comprised of 58,915 shares held directly by Mr. Trimble. Does not include 24,076 unvested Callon RSUs payable in stock.

(19)

Comprised of 1,058,027 shares held directly by Callon’s current executive officers and directors, 30,000 shares held in a joint tenancy, 50,512 shares held indirectly within Callon’s 401(k) plan, and 166,528 deferred vested Callon RSUs payable in stock or cash at the holder’s option. The executive officers include Jeffrey S. Balmer, but exclude Mr. Newberry and Ms. Loeffler.

CERTAIN BENEFICIAL OWNERS OF CARRIZO COMMON STOCK

To Carrizo’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Carrizo common stock as of the close of business on September 16, 2019 (except as noted in the footnotes below) with respect to: each person known by Carrizo to beneficially own more than 5% of the outstanding Carrizo common stock; each member of the Carrizo board; each named executive officer of Carrizo; and Carrizo’s current directors and executive officers as a group.

Carrizo has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of common stock has been obtained from filings made by the named beneficial owners with the SEC as of September 16, 2019, or, in the case of Carrizo’s executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Carrizo believes, based on the information furnished to Carrizo, that the persons and entities named in the table below have sole voting and investment power with respect to all Carrizo common stock that he, she or it beneficially owns.

The percentages below are based on 92,552,160 shares of Carrizo common stock outstanding as of September 16, 2019.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 500 Dallas Street, Suite 2300, Houston, Texas 77002.

Name of Beneficial Owner(1)	Shares beneficially owned	Percentage of common stock outstanding
5% Shareholders:
BlackRock, Inc.(2)	12,685,504	13.7%
The Vanguard Group, Inc.(3)	10,789,959	11.7%
State Street Corporation(4)	6,414,738	6.9%
Magnetar Financial LLC(5)	5,406,002	5.8%
Frontier Capital Management Co., LLC(6)	4,854,877	5.2%
Lion Point Master, LP(7)	4,674,000	5.1%

Named Executive Officers:
S.P. Johnson IV(8)(20)	571,221	*
Brad Fisher(9)	208,460	*
David L. Pitts(10)	130,018	*
Gerald A. Morton(11)	132,623	*
Richard H. Smith(12)	99,945	*

Directors:
Steven A. Webster(13)(20)	2,964,941	3.2%
F. Gardner Parker(14)(20)	79,428	*
Frances Aldrich Sevilla-Sacasa(15)(20)	5,137	*
Thomas L. Carter, Jr.(16)(20)	55,504	*
Robert F. Fulton(17)(20)	22,387	*
Roger A. Ramsey(18)(20)	46,622	*
Frank A. Wojtek(19)(20)	31,172	*

All directors and executive officers as a group (13 persons)	4,377,010	4.7%

*	Represents less than 1.0%.

(1)

Except as otherwise noted and pursuant to applicable community property laws, each shareholder has sole voting and investment power with respect to the shares beneficially owned. None of the shares beneficially owned by the Named

Executive Officers or Directors are pledged as security, except for 42,228 shares that Mr. Parker has pledged as collateral for a line of credit and 40,650 shares that Mr. Ramsey has pledged to an investment firm as collateral for a portfolio loan account.

(2)

BlackRock, Inc. (BlackRock), in its capacity as a parent holding company or control person for various subsidiaries (none of which individually owns more than 5% of Carrizo’s outstanding common stock), may be deemed to beneficially own the indicated shares. BlackRock has sole voting power over 12,463,105 shares and sole dispositive power over 12,685,504 shares. BlackRock does not have shared voting or shared dispositive power over any of the shares. BlackRock’s address is 55 East 52nd St., New York, NY 10055. This information is based on BlackRock’s most recent statement on Schedule 13G/A filed on January 24, 2019.

(3)

The Vanguard Group, Inc. (“Vanguard”), in its capacity as an investment adviser, may be deemed to beneficially own the indicated shares, along with certain of its wholly owned subsidiaries that serve as investment managers. Vanguard has sole voting power over 181,046 shares, shared voting power over 14,229 shares, sole dispositive power over 10,604,441 shares and shared dispositive power over 185,518 shares. Vanguard’s address is 100 Vanguard Blvd., Malvern, PA 19355. This information is based on Vanguard’s most recent statement on Schedule 13G/A filed on February 11, 2019.

(4)

State Street Corp. (“State Street”), in its capacity as a parent holding company or control person for various subsidiaries (none of which individually owns more than 5% of Carrizo’s outstanding common stock), may be deemed to beneficially own the indicated shares, along with certain of its wholly owned subsidiaries that serve as investment managers. State Street has shared voting power over 5,892,242 shares and shared dispositive power over 6,414,738 shares. State Street does not have sole voting or sole dispositive power over any shares. State Street’s principal business address is State Street Financial Center, One Lincoln St., Boston, MA 02111. This information is based on State Street’s most recent statement on Schedule 13G filed with the SEC on February 14, 2019.

(5)

Magnetar Capital LLC (“Magnetar”), in its capacity as an investment adviser, may be deemed to beneficially own the indicated shares. Magnetar shares voting power over 5,406,002 and shares dispositive power over 5,406,002 shares. Magnetar does not have sole voting or sole dispositive power over any of the shares. Magnetar’s address is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. This information is based on Magnetar’s most recent statement on Schedule 13D filed on August 5, 2019.

(6)

Frontier Capital Management Co., LLC (“Frontier”), in its capacity as an investment adviser, may be deemed to beneficially own the indicated shares. Frontier has sole voting power over 2,833,794 and sole dispositive power over 4,854,877 shares. Frontier does not have shared voting or shared dispositive power over any of the shares. Frontier’s address is 99 Summer St., Boston, MA 02110. This information is based on Frontier’s most recent statement on Schedule 13G/A filed on February 11, 2019.

(7)

Lion Point Master, LP (“Lion Point”) may be deemed to beneficially own the indicated shares. Lion Point has sole voting power over 4,674,400 and sole dispositive power over 4,674,400 shares. Lion Point does not have shared voting or shared dispositive power over any of the shares. Lion Point’s address is 250 West 55th St., 33rd Floor, New York, NY 10019. This information is based on Lion Point’s most recent statement on Schedule 13D filed on May 6, 2019.

(8)

Comprised of 171,221 shares held directly by Mr. Johnson and 400,000 shares held indirectly by a family limited partnership. Does not include 423,471 unvested restricted stock units and 65,893 unvested performance stock units.

(9)	Does not include 259,355 unvested restricted stock units and 40,028 unvested performance stock units.

(10)	Does not include 317,791 unvested restricted stock units and 32,537 unvested performance stock units.

(11)	Does not include 134,646 unvested restricted stock units and 20,820 unvested performance stock units.

(12)	Does not include 90,289 unvested restricted stock units and 14,019 unvested performance stock units.

(13)

Comprised of 2,799,941 shares held directly by Mr. Webster, 140,000 held indirectly through his wife, and 25,000 held indirectly through San Felipe Resources Company. Does not include 15,397 unvested restricted stock units.

(14)	Does not include 10,586 unvested restricted stock units.

(15)	Does not include 8,276 unvested restricted stock units.

(16)	Does not include 9,431 unvested restricted stock units.

(17)	Does not include 8,276 unvested restricted stock units.

(18)	Does not include 10,586 unvested restricted stock units.

(19)	Does not include 6,736 unvested restricted stock units.

(20)	The shares disclosed are subject to a Support and Voting Agreement with the named beneficial owner. Please see “Carrizo Special Meeting—Agreements with Directors” for more information.

LEGAL MATTERS

The legality of the shares of Callon common stock issuable in the merger will be passed upon for Callon by Kirkland. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Callon by Kirkland and for Carrizo by Baker Botts.

EXPERTS

Callon Petroleum Company

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Callon Petroleum Company incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The Cimarex Acquisition Statement of Revenues and Direct Operating Expenses for the year ended December 31, 2017, and the related notes to the financial statement, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of Callon’s oil and natural gas reserves as of December 31, 2018 included or incorporated by reference herein were based upon evaluations prepared by Callon’s internal qualified reserves evaluators and were audited by DeGolyer and MacNaughton. Callon has included these estimates in reliance on the authority of such experts in such matters.

Carrizo Oil and Gas, Inc.

The consolidated financial statements of Carrizo Oil & Gas, Inc. appearing in Carrizo Oil & Gas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of Carrizo Oil & Gas, Inc.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Carrizo Oil & Gas, Inc. and subsidiaries for the year ended December 31, 2016, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Estimates of proved reserves attributable to certain interests of Carrizo Oil & Gas, Inc. as of December 31, 2018 and related information included or incorporated by reference herein have been prepared based on reports by Ryder Scott Company, L.P., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

SHAREHOLDER PROPOSALS

Callon

Callon will hold a regular annual meeting of shareholders in 2020 (the “Callon 2020 annual meeting”) regardless of whether the merger is completed.

Callon shareholders may propose matters to be presented at Callon shareholder meetings and may nominate persons to be directors of Callon. In order for a proposal to be considered for inclusion in the proxy statement for the Callon 2020 annual meeting pursuant to Rule 14a-8 of the Exchange Act, such proposal must be received by the corporate secretary of Callon at Callon’s principal executive offices no later than November 29, 2019, and must otherwise be in compliance with the requirements of the SEC’s proxy rules.

For a shareholder proposal to be introduced for consideration at the Callon 2020 annual meeting but not intended to be considered for inclusion in Callon’s proxy statement and form of proxy relating to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), including shareholder nominations for candidates for election as directors, a shareholder must provide written notice of such proposal to Callon not later than 120 days nor earlier than 150 days before the date of the Callon 2020 annual meeting. Any such notice must describe the shareholder proposal in reasonable detail and otherwise comply with the requirements set forth in Callon’s bylaws.

In accordance with Callon’s certificate of incorporation, any shareholder may nominate a person for election to the Callon board upon delivery of written notice to us of such nomination. Such notice must be sent as provided in Callon’s certificate of incorporation on or before the deadline set forth in Callon’s certificate of incorporation, and must otherwise comply with the procedures set forth in the certificate of incorporation and the bylaws. For nominations at the Callon 2020 annual meeting, the Callon board will consider individuals identified by shareholders on the same basis as nominees identified from other sources. A submission recommending a nominee should include:

•

Sufficient biographical information to allow Callon’s Nominating and Corporate Governance Committee to evaluate the qualifications of a potential nominee in light of the director nomination procedures and criteria and any other information that would be required to be disclosed in solicitations of proxies for the election of directors;

•	An indication as to whether the proposed nominee will meet the requirements for independence under NYSE and SEC guidelines;

•

A description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the nominating shareholder or beneficial owner and each proposed nominee;

•

A completed and signed questionnaire, representation, and agreement, pursuant to the amended and restated bylaws of Callon, with respect to each nominee for election or re-election to the Callon board; and

•	The proposed nominee’s written consent to serve if nominated and elected.

A copy of Callon’s bylaws setting forth the requirements for the nomination of director candidates by shareholders and the requirements for proposals by shareholders may be obtained by submitting a request to the Carrizo’s secretary at the Carrizo’s principal executive offices, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Callon to include the proposed nominee or proposal in Callon’s proxy materials.

Carrizo

If the merger agreement is approved by the requisite vote of Carrizo shareholders and the merger is completed, Carrizo will be merged with and into Callon, with Callon continuing as the surviving entity, and, consequently, Carrizo will not hold an annual meeting of its shareholders in 2020. Carrizo shareholders will be entitled to participate, as Callon shareholders following the merger, in the Callon 2020 annual meeting of shareholders.

If the merger agreement is not approved by the requisite vote of Carrizo shareholders or if the merger is not completed for any reason, Carrizo intends to hold an annual meeting of its shareholders in 2020.

Under Rule 14a-8, proposals that Carrizo shareholders intend to have included in the Carrizo’s proxy statement and form of proxy for the 2020 annual meeting of shareholders (the “Carrizo 2020 annual meeting”) must be received by Carrizo no later than December 7, 2019. However, if the date of the Carrizo 2020 annual meeting changes by more than 30 days from the date of Carrizo’s 2019 annual meeting of shareholders, the deadline is a reasonable time before Carrizo begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to Carrizo shareholders. Shareholder proposals must also be otherwise eligible for inclusion.

If a Carrizo shareholder desires to bring a matter before an annual or special meeting of Carrizo shareholders and the proposal is submitted outside the process of Rule 14a-8, the shareholder must follow the procedures set forth in the Carrizo’s bylaws. Carrizo’s bylaws generally provide that shareholders who wish to nominate directors or to bring business before an annual meeting of Carrizo shareholders must notify Carrizo and provide certain pertinent information not earlier than the close of business on the 120th day, and not later than the close of business on the 90th day, prior to the first anniversary of the preceding year’s annual meeting of shareholders, provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Carrizo. If the date of the Carrizo 2020 annual meeting of is the same as the date of Carrizo’s 2019 annual meeting of shareholders, shareholders who wish to nominate directors or to bring business before the Carrizo 2020 annual meeting must notify Carrizo not earlier than the close of business on January 17, 2020 and not later than the close of business on February 16, 2020.

A copy of Carrizo’s bylaws setting forth the requirements for the nomination of director candidates by shareholders and the requirements for proposals by shareholders may be obtained by submitting a request to the Carrizo’s secretary at the Carrizo’s principal executive offices, 500 Dallas Street, Suite 2300, Houston, Texas 77002. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Carrizo to include the proposed nominee or proposal in Carrizo’s proxy materials.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Callon Petroleum Company, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042, Telephone: (281) 589-5200 or Carrizo Oil & Gas, Inc., 500 Dallas Street, Suite 2300, Houston, Texas 77002, Telephone: (713) 328-1000.

WHERE YOU CAN FIND MORE INFORMATION

Callon and Carrizo each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Callon and Carrizo, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Callon’s or Carrizo’s website for more information about Callon or Carrizo, respectively. Callon’s website is www.callon.com and Carrizo’s website is www.carrizo.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Callon has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Callon common stock issuable to Carrizo shareholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about Callon and Callon common stock. The rules and regulations of the SEC allow Callon and Carrizo to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Callon and Carrizo to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Callon or Carrizo documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Callon and Carrizo have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

Callon SEC Filings (File No. 001-14039)	Period or File Date

Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed on February 27, 2019.

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2019, filed on May 7, 2019. Quarterly period ended June 30, 2019, filed on August 7, 2019.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on November 14, 2018, January 4, 2019, March 8, 2019, March 15, 2019, April 5, 2019, May 9, 2019, June 13, 2019, June 18, 2019, July 15, 2019, and July 19, 2019.

Proxy Statement for 2019 Annual Meeting of Callon Shareholders on Schedule 14A	Filed on March 27, 2019.

The description of Callon common stock set forth in Callon’s Registration Statement on Form 8-A, including any amendment or report filed for purposes of updating such description	Filed on November 17, 1995.(P)

Carrizo SEC Filings (File No. 001-12534)	Period or File Date

Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed on March 1, 2019.

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2019, filed on May 9, 2019. Quarterly period ended June 30, 2019, filed on August 8, 2019.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on February 19, 2019, March 28, 2019, May 16, 2019, and July 15, 2019.

Proxy Statement for 2019 Annual Meeting of Carrizo Shareholders on Schedule 14A	Filed on April 2, 2019.

The description of Carrizo common stock contained in Exhibit 99.1 to Carrizo’s Current Report on Form 8-K filed on December 9, 2010, including any amendment or report filed for purposes of updating such description	Filed on December 9, 2010.

In addition, Callon and Carrizo incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Callon special meeting and the Carrizo special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Callon or Carrizo, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

Callon Petroleum Company 2000 W. Sam Houston Parkway S., Suite 2000 Houston, Texas 77042 (281) 589-5200	Carrizo Oil & Gas, Inc. 500 Dallas Street, Suite 2300 Houston, Texas 77002 (713) 328-1000

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                 , 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Callon’s mailing of this joint proxy statement/prospectus to Callon shareholders or Carrizo shareholders nor the issuance by Callon of common shares in the merger will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Carrizo and Callon made to the other in the merger agreement. Representations and warranties made by Carrizo, Callon and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

CALLON PETROLEUM COMPANY

and

CARRIZO OIL & GAS, INC.

Dated as of July 14, 2019

Exhibit A - Form of Parent Charter Amendment

Exhibit B - Form of New Certificate of Designation

Exhibit C - Form of Tax Representation Letter for Callon Petroleum Company

Exhibit D - Form of Tax Representation Letter for Carrizo Oil & Gas, Inc.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 14, 2019, is by and between Callon Petroleum Company, a Delaware corporation (“Parent”), and Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”).

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions of this Agreement, each of Parent and the Company wish to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, upon the terms and subject to the conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving entity (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) unanimously approved this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) resolved to submit this Agreement to a vote of the Company’s shareholders and (iii) recommended approval of this Agreement by the holders of Company Common Stock;

WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has (i) declared advisable and approved this Agreement and the execution, delivery and performance of this Agreement, the transactions contemplated hereby, including the Merger, the issuance of shares of Parent Common Stock in connection with the Merger, as contemplated by this Agreement (the “Parent Share Issuance”), and the amendment of the Parent Charter in the form attached hereto as Exhibit A to increase the number of shares of Parent Common Stock authorized thereunder (the “Parent Charter Amendment”), (ii) resolved to recommend that Parent’s stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, the Parent Share Issuance and the Parent Charter Amendment and (iii) directed that the approval and adoption of this Agreement and the Merger, the Parent Share Issuance and the Parent Charter Amendment be submitted for adoption and approval by the holders of Parent Common Stock;

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting and support agreement (the “Support Agreements”) with certain shareholders (the “Management Shareholders”) of the Company pursuant to which, among other things, the Management Shareholders have agreed, subject to the terms thereof, to vote all shares of Company Common Stock they own in accordance with the terms of such voting agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and TBOC, the Company shall be merged with and into Parent, whereupon the separate corporate existence of the Company shall cease. Parent shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Delaware.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place by the exchange of documents by electronic mail in “portable document format” (“.pdf”) form or other electronic means at 9:00 a.m., local time, on the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Parent and the Company shall file with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, respectively, certificates of merger (collectively, the “Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the TBOC, respectively, in order to effect the Merger. The Merger shall become effective at such time as specified in the Certificates of Merger after acceptance by the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas or at such other date and time as may be provided by applicable Law (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger will have the effects specified in this Agreement and as provided in the applicable provisions of the DGCL and the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Parent shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Parent shall become the debts, liabilities and duties of the Surviving Company, all as provided under the TBOC and the DGCL, as applicable.

Section 1.5 Organizational Documents of the Surviving Company. At the Effective Time, the certificate of incorporation and bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Officers. The parties shall take all necessary actions so that, from and after the Effective Time, the officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Governance. Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take all such action, including through action of the Parent Board of Directors, as may be necessary so that, immediately after the Effective Time, the directors of Parent shall consist of (i) each director of Parent immediately prior to the Effective Time and (ii) (A) two members of the Company Board of Directors, who shall be designated by the Company prior to the Closing and appointed to the Parent Board of Directors, and (B) one additional member of the Company Board of Directors, who shall be designated by Parent prior to the Closing and appointed to the Parent Board of Directors (such three individuals described in (A) and (B), together, the “Company Designated Directors”), with the Company Designated Director designated by Parent being appointed as a Class III director, with a term ending at the 2021 annual meeting of the stockholders of Parent, and the two Company Designated Directors designated by the Company being appointed as Class I directors, each with a term ending at the 2022 annual meeting of the stockholders of Parent; provided, however, that the Company Designated Directors designated by the Company must be reasonably acceptable to Parent; and provided, further, that any current director of the Company shall be deemed reasonably acceptable to Parent without requiring any further approval from Parent. Except as provided in Article II, the parties shall ensure that the remuneration (including any share or stock awards) to be paid to the Company Designated Directors after the Effective Time shall be consistent with Parent’s directors’ remuneration policy. The provisions of this Section 1.7 are intended to be for the benefit of, and shall be enforceable by, the parties, and each of the Company Designated Directors.

ARTICLE II.

MERGER CONSIDERATION; CONVERSION OF SHARES; EXCHANGE OF

CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or any holder of any securities of Parent or the Company:

(i) Cancellation of Certain Stock. Each share of Company Common Stock that immediately prior to the Effective Time is owned or held in treasury by the Company or any of its wholly owned Subsidiaries and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any of its wholly owned Subsidiaries and, in each case, not held on behalf of third parties, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(ii) Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, shall be converted automatically into and shall thereafter represent the right to receive from Parent 2.05 shares of validly issued, fully paid and nonassessable Parent Common Stock (the “Exchange Ratio”). The consideration to be received by holders of Company Common Stock pursuant to this Section 2.1(a)(ii) and the Fractional Share Cash Amount as contemplated by Section 2.1(c) shall be collectively referred to herein as the “Merger Consideration.”

(iii) Treatment of Company Preferred Stock.

(A) If the Company Preferred Shareholder Approval has been obtained at or prior to the completion of the Company Shareholders’ Meeting at which the Company Common Shareholder Approval is obtained (the “Company Preferred Approval Event”), then Section 2.1(a)(iii)(B) shall apply to the Company Preferred Stock. If there is no Company Preferred Approval Event, the Company will effect the redemption to be effective immediately prior to the Effective Time of each issued and outstanding share of Company Preferred Stock for an amount in cash equal to the applicable Secondary Company Redemption Price (the “Preferred Redemption”) in accordance with the terms and subject to the conditions of this Agreement, including Section 5.19. In the event that the Preferred Redemption has been completed prior to the Effective Time, Parent shall have no obligation to take the actions in respect of the exchange of the Company Preferred Stock set forth in Section 2.2.

(B) If the Company Preferred Approval Event occurs, then at the Effective Time and pursuant to a certificate of designation in substantially the form attached hereto as Exhibit B creating a series of 8.875% redeemable preferred stock, par value $0.01 per share, of Parent, with the number, designations, preferences, limitations, and relative rights, voting redemption and other rights thereof (the “Parent New Preferred Stock”), filed with the Secretary of State of the State of Delaware (the “New Certificate of Designation”), each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Preferred Shares, shall be converted automatically into and shall thereafter represent the right to receive from Parent (i) one share of validly issued, fully paid and nonassessable Parent New Preferred Stock and (ii) any dividend or distribution on such share of Company Preferred Stock that has been declared but not paid as of the Effective Time (which dividend or distribution shall be payable to the applicable holder of record in accordance with the Company Preferred Statement of Resolutions). Any revisions and/or amendments to the form attached hereto as Exhibit B as Parent deems necessary, advisable or appropriate based on discussions with the holders of the Company Preferred Stock and as to which the holders of a majority of the outstanding shares have agreed may be submitted to the Company for its written consent (i) which shall be granted for any such revisions and/or amendments that are not material and (ii) which shall not be unreasonably withheld, conditioned or delayed for any revision and/or amendment that is material; provided, that no such revisions and/or amendments are subject to this sentence if submitted in proximity to the Company Shareholders’ Meeting so as to result in a reasonably expected delay to the completion of such meeting.

(iv) Treatment of Company Warrants. At the Effective Time, the right of a holder of any Company Warrant outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock upon exercise of any Company Warrants shall cease and shall, in accordance with the Company Warrant Agreement, be converted into the right to acquire the Merger Consideration that the Company Common Stock issuable upon exercise of such Company Warrants immediately prior to the Effective Time would have entitled a holder of such Company Common Stock to receive in the Merger. Parent shall include in the Form S-4 a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.1(a)(iv).

(v) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and any cash to be paid in lieu of any fractional shares of Parent Common Stock into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.2(d). If applicable, all of the shares of Company Preferred Stock converted into the right to receive shares of Parent New Preferred Stock pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and such shares of Company Preferred Stock shall thereafter represent only the right to receive the shares of Parent New Preferred Stock into which the shares of Company Preferred Stock have been converted pursuant to this Section 2.1, any dividend or distribution on such shares of Company Preferred Stock that has been declared but not paid as of the Effective Time (which dividend or distribution shall be payable to the applicable holder of record in accordance with the Company Preferred Statement of Resolutions) and any dividends or other distributions to which holders of Company Preferred Stock become entitled in accordance with Section 2.2(d).

(vi) Treatment of Parent Common Stock. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Merger as a share of Parent Common Stock.

(b) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.1(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) No Fractional Shares. No certificate or scrip or shares representing fractional Parent Common Stock (whether certificated or book-entry shares) shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (rounded up to the nearest whole cent and without interest) in an amount equal to such fractional amount multiplied by the Parent Trading Price (the “Fractional Share Cash Amount”). No certificate or scrip or shares representing fractional shares of Parent New Preferred Stock shall be issued upon the surrender or exchange of any Company Preferred Stock and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent.

Section 2.2 Exchange of Certificates or Book-Entry Shares.

(a) Exchange Agent; Deposit of Merger Consideration or Parent New Preferred Stock. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent to act as agent for the holders of Company Common Stock and, if applicable, Company Preferred Stock in connection with the Merger (the “Exchange Agent”) and shall cause to be deposited evidence of Parent Common Stock and, if applicable, Parent New Preferred Stock in book-entry form (or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock and an aggregate amount of cash sufficient to deliver the aggregate Merger Consideration issuable pursuant to Section 2.1 in exchange for such shares of Company Common Stock and, if applicable, the number of shares of Parent New Preferred Stock issuable pursuant to Section 2.1 in exchange for such shares of Company Preferred Stock (such evidence or certificates and cash, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within ten business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(ii) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(d). If applicable, as soon as reasonably practicable after the Effective Time and in any event within ten business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Preferred Stock whose shares of Company Preferred Stock were converted pursuant to Section 2.1(a)(iii)(B) into the right to receive shares of Parent New Preferred Stock (A) a Letter of Transmittal and (B) instructions for use in effecting the surrender of such shares of Company Preferred Stock in exchange for shares of Parent New Preferred Stock and any dividends or other distributions to which such shares of Company Preferred Stock become entitled in accordance with Section 2.2(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(i)) or Book-Entry Shares to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry

Shares shall be entitled to receive in exchange therefor the Merger Consideration issuable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any shares of Parent Common Stock to be issued upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be issued to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or affidavits of loss in lieu thereof as provided in Section 2.2(i)) or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration issuable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(d). If applicable, upon surrender of shares of Company Preferred Stock to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such shares of Company Preferred Stock shall be entitled to receive in exchange therefor shares of Parent New Preferred Stock issuable in respect of such shares of Company Preferred Stock pursuant to this Agreement, together with any dividends or other distributions to which such shares of Company Preferred Stock become entitled in accordance with Section 2.2(d). In the event of a transfer of ownership of shares of Company Preferred Stock that is not registered in the transfer or stock records of the Company, any shares of Parent New Preferred Stock to be issued upon due surrender of such shares of Company Preferred Stock may be issued to such a transferee if such share of Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, such shares of Company Preferred Stock shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, shares of Parent New Preferred Stock issuable in respect of such shares of Company Preferred Stock pursuant to this Agreement, together with any dividends or other distributions to which such shares of Company Preferred Stock become entitled in accordance with Section 2.2(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock or, if applicable, Parent New Preferred Stock issued in the Merger, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 2.1(a)(ii) or any unsurrendered share of Company Preferred Stock to be converted into the right to receive shares of Parent New Preferred Stock pursuant to Section 2.1(a)(iii)(B) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock converted into the right to receive shares of Parent Common Stock pursuant to Section 2.1(a)(ii) or, if applicable, a share of Company Preferred Stock converted into the right to receive shares of Parent New Preferred Stock pursuant to Section 2.1(a)(iii)(B), the holder thereof shall be (i) paid promptly after such surrender, in addition to the Merger Consideration and the Fractional Share Cash Amount or shares of Parent New Preferred Stock, as applicable, payable to such holder pursuant to this Article II, any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time theretofore payable with respect to the shares of Parent Common Stock or Parent New Preferred Stock, as applicable, and (ii) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to shares of Parent Common Stock or Parent New Preferred Stock, as applicable.

(e) No Further Ownership Rights in Company Common Stock or Company Preferred Stock. The shares of Parent Common Stock and, if applicable, Parent New Preferred Stock delivered in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock and Company Preferred Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock and Company Preferred Stock, respectively. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(b) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(d)), without interest, (ii) all holders of shares of Company Preferred Stock shall cease to have any rights as shareholders of the Company other than the right to receive the shares of Parent New Preferred Stock into which such shares of Company Preferred Stock have been converted pursuant to this Agreement upon the surrender of such shares of Company Preferred Stock in accordance with Section 2.2(b) (together with any dividends or other distributions to which such shares of Company Preferred Stock become entitled in accordance with Section 2.2(d)), without interest, and any dividend or distribution on such shares of Company Preferred Stock that has been declared but not paid as of the Effective Time (which dividend or distribution shall be payable to the applicable holder of record in accordance with the Company Preferred Statement of Resolutions), and (iii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock and Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock or any shares of Company Preferred Stock are presented to the Surviving Company or the Exchange Agent for any reason, such Certificates or Book-Entry Shares or shares of Company Preferred Stock shall be cancelled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares or, if applicable, holders of Company Preferred Stock for 365 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares or Company Preferred Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration, the Fractional Share Cash Amount, shares of Parent New Preferred Stock and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(g) No Liability. None of Parent, the Company or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or shares of Parent New Preferred Stock, as applicable, that remains undistributed to the holders of Certificates and Book-Entry Shares, or the Company Preferred Stock, as applicable, as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration, shares of Parent New Preferred Stock or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of Parent, the Company, the Surviving Company and the Exchange Agent (without duplication) and each of their respective affiliates shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable to any holder of a Certificate or Book-Entry Share or share of Company Preferred Stock, as applicable, or other person pursuant to this Agreement such amounts or securities as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any applicable deductions or withholdings with respect to the consideration or other amounts payable to any holder of a Certificate or Book-Entry Share or share of Company Preferred Stock, as applicable, or other person pursuant to this Agreement shall be withheld and reduce the amounts or securities payable in respect of such holder’s Certificate or Book-Entry Share or share of Company Preferred Stock, or to such other person, as applicable. Any amounts or securities so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share or share of Company Preferred Stock or other person in respect of which such deduction or withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(f), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, the Fractional Share Cash Amount and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(j) Company Preferred Stock Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, the shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time that are held by any person that is entitled to demand and properly demands payment of the fair value of such shares of Company Preferred Stock pursuant to, and that complies in all respects with, the provisions of Section 10.356 of the TBOC, and does not properly withdraw such demand in accordance with Section 10.357 of the TBOC or otherwise become ineligible for such payment pursuant to Section 10.367 of the TBOC, in each case prior to the Effective Time (the “Dissenting Preferred Shares”), shall not be converted into the right to receive shares of Parent New Preferred Stock as provided in Section 2.1(a)(iii), but, instead, such person shall be entitled to such rights (but only such rights) as are granted by Section 10.354 of the TBOC. At the Effective Time, all Dissenting Preferred Shares shall no longer be outstanding and automatically shall be cancelled and shall cease to exist and, except as otherwise provided by applicable Law, each holder of Dissenting Preferred Shares shall cease to have any rights with respect to the Dissenting Preferred Shares, other than such rights as are granted by Section 10.354 of the TBOC. Notwithstanding the foregoing, if any such person (i) shall have failed to establish entitlement to relief as a dissenting shareholder as provided in Section 10.361 of the TBOC, (ii) shall have effectively withdrawn demand for relief as a dissenting shareholder with respect to such Dissenting Preferred Shares under Section 10.357 of the TBOC or lost the right to relief as a dissenting shareholder under Section 10.356 of the TBOC or (iii) shall have failed to file a petition with the appropriate court seeking relief as to the determination of the value of all such Dissenting Preferred Shares within the time provided in Section 10.361 of the TBOC, such person shall forfeit or, in the event a court of competent jurisdiction shall determine that such person is not entitled to the relief provided by Section 10.361 of the TBOC, lose the right to relief as a dissenting shareholder with respect to such Dissenting Preferred Shares, and such Dissenting Preferred Shares shall be deemed to have been converted at the Effective Time into shares of Parent New Preferred Stock without interest.

Section 2.3 Company Stock Awards. Prior to the Effective Time, the Company and Parent shall take all action as may be necessary or required in accordance with applicable Law and each Company Stock Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 2.3 as follows:

(a) Company Restricted Stock. Each share of Company Restricted Stock that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, be vested and converted into Parent Common Stock in accordance with Section 2.1(a)(ii), subject to any applicable withholding Taxes.

(b) Company RSUs. Except as set forth on Section 2.3(b) of the Company Disclosure Schedule, each Company RSU that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parent Common Stock that is equal to the product of (a) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded up to the nearest whole share, subject to any applicable withholding Taxes.

(c) Company Performance Shares. Each award of Company Performance Shares that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parent Common Stock that is equal to the product of (a) the greater of (i) the target number of shares of Company Common Stock subject to such Company Performance Share award as of immediately prior to the Effective Time and (ii) the number of shares of Company Common Stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement, measured based on a shortened performance period that ends as of the close of the business day prior to the Closing Date (if such performance is determinable, and as determined by the Company Board of Directors immediately prior to the Effective Time), multiplied by (b) the Exchange Ratio, rounded up to the nearest whole share, subject to any applicable withholding Taxes.

(d) Company SARs. Each Company SAR that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a stock appreciation right covering shares of Parent Common Stock (“Converted Parent SAR”) with respect to that number of shares of Parent Common Stock that is equal to the product of (a) the number of shares of Company Common Stock subject to such Company SAR as of immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of the Converted Parent SAR shall be equal to the exercise price per share of the Company SAR divided by the Exchange Ratio, rounded up to the nearest whole cent. Following the Effective Time, the Converted Parent SAR shall be subject to such other terms and conditions as applied to the corresponding in Company SAR immediately prior to the Effective Time, provided that the Converted Parent SAR will be vested and exercisable in full and will remain exercisable for its full original term without regard to any continuing service requirement.

(e) Assumption of Company Stock Plans. As of the Effective Time, Parent shall assume the obligations of the Company under the Company Stock Plans and shall assume such plans for purposes of employing such plans to govern the Converted Parent SARs and, in its discretion, to make grants of equity-based awards relating to Parent Common Stock following the Effective Time. From and after the Effective Time, (i) all references to Company Common Stock in the Company Stock Plans shall be substituted with references to Parent Common Stock and (ii) the number of shares of Parent Common Stock that will be available for grant and delivery under the Company Stock Plans shall equal the number of shares of Company Common Stock that were available for grant and delivery under the Company Stock Plans immediately prior to the Effective Time, as adjusted to give effect to the Exchange Ratio and to account for the number of shares of Parent Common Stock issued in settlement of Company stock awards in accordance with Section 2.3.

Section 2.4 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents filed with or furnished to the SEC and available on EDGAR on or after December 31, 2018 (including all exhibits and schedules thereto that have been publicly filed with or furnished to the SEC by the Company, regardless of whether such exhibits or schedules were originally filed or furnished on or before December 31, 2018) and prior to the date hereof (excluding any forward-looking disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto, the Company represents and warrants to Parent as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s articles of incorporation and bylaws, in each case, as amended through the date hereof (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company that constitutes a “significant subsidiary” of the Company within the meaning of Item 601(b)(21)(ii) of Regulation S-K as of March 1, 2019, in each case, as amended through the date hereof.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 180,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share. As of July 11, 2019, (i) 92,552,930 shares of Company Common Stock were issued and outstanding (including the shares of Company Restricted Stock), (ii) no shares of Company Common Stock were held in treasury, (iii) 200,000 shares of 8.875% Redeemable Preferred Stock of the Company, par value $0.01 per share (the “Company Preferred Stock”), were issued and outstanding, (iv) warrants for 2,750,000 shares of Company Common Stock, with an exercise price of $16.08 per share (the “Company Warrants”), were issued and outstanding and 2,750,000 shares of the Company Common Stock were reserved for issuances upon the exercise of such Company Warrants, (v) 4,000,000 shares of Company Common Stock were reserved for issuance to permit payments of non-cash dividends on the Company Preferred Stock and (vi) 9,444,418 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which 3,877,613 shares of Company Common Stock were subject to outstanding awards under the Company Stock Plans (with Company Performance Shares reflected at the maximum level). Section 3.2(a) of the Company Disclosure Schedule sets forth a list of all outstanding awards of Company SARs, Company Restricted Stock, Company RSUs and Company Performance Shares, including the holder thereof, the grant date, the exercise price (as applicable), the expiration date (as applicable) and the vesting schedule. All outstanding shares of Company Common Stock are, and shares of Company Common Stock issued or reserved for issuance under the Company Stock Plans, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) other than, for the avoidance of doubt, in connection with the Preferred Redemption, redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest in any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, and, subject to (A) the receipt of the Company Common Shareholder Approval, (B) obtaining either (i) the Company Preferred Shareholder Approval or (ii) the approval of the Company Board of Directors and the completion of the Preferred Redemption in accordance with Section 5.19, to consummate the transactions contemplated hereby, including the Merger and, if applicable, the Preferred Redemption. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors and, except for the Company Common Shareholder Approval, and subject to obtaining either (i) the Company Preferred Shareholder Approval or (ii) the approval of the Company Board of Directors and the completion of the Preferred Redemption in accordance with Section 5.19, no other corporate proceedings on the part of the Company or vote of the Company’s shareholders are necessary to authorize the consummation of the transactions contemplated hereby, including the Merger and, if applicable, the Preferred Redemption. The Company Board of Directors has (i) unanimously approved this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, (ii) resolved to submit this Agreement to a vote of the Company’s shareholders and (iii) recommended approval of this Agreement by the holders of

Company Common Stock (the “Company Recommendation”). The approval of this Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Common Shareholder Approval”) and, if the Preferred Redemption does not take place, the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Preferred Stock entitled to vote thereon (the “Company Preferred Shareholder Approval” and, together with the Company Common Shareholder Approval, the “Company Shareholder Approvals”) are the only votes or consents of the Company’s shareholders necessary to approve this Agreement and approve the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent, constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other similar Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition or similar laws outside of the United States and (vii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent in Section 4.3(b), no authorization, consent, clearance, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States federal, state or local, or foreign or multinational, governmental or regulatory agency, commission, court, tribunal, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, clearances, orders, licenses, permits, approvals, registrations, declarations, notices or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals and the Company Shareholder Approvals are obtained or, if no Company Preferred Approval Event occurs, then, in lieu of the Company Preferred Shareholder Approval only, subject to the completion of the Preferred Redemption in accordance with Section 5.19) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Company Oil and Gas Lease or Company Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company Board of Directors, as of the date of this Agreement, has not taken any action to authorize or approve the Preferred Redemption, which actions will be required to be taken to the extent that the Preferred Redemption occurs in accordance with the terms and subject to the conditions of this Agreement, including Section 5.19.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2018 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied, as to form, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules thereto) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to Parent, through EDGAR or otherwise, true, correct and complete copies of all material written correspondence between the Company or any of its Subsidiaries and the SEC occurring since January 1, 2018. As of the date of this Agreement, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or the Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs

(e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2018 in the ordinary course of business, (iv) liabilities or obligations that have been discharged or paid in full and (v) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all Permits, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (collectively, the “Company Permits”), except where the failure to have or to have filed such Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms and requirements of all material Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries is and, to the knowledge of the Company, each third-party operator of any of the Company Oil and Gas Interests (with respect to such interests) is, and since January 1, 2018 has been, in compliance with applicable Laws and Orders, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2018, (i) none of the

Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any concerns from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported in writing evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability arising under any Environmental Law and, to the knowledge of the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding or liability, (ii) the Company and its Subsidiaries and, to the knowledge of the Company, each third-party operator of any of the Company Oil and Gas Interests are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2017 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to the Company or its Subsidiaries, (iv) none of the Company and its Subsidiaries and, to the knowledge of the Company, any third-party operator of any of the Company Oil and Gas Interests and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports that have been provided to Parent prior to the date of this Agreement) or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or otherwise relating to or arising from Hazardous Materials or Releases thereof, (v) none of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and (vi) the Company and its Subsidiaries have made available to Parent all material third-party reports, audits and assessments prepared and delivered to the Company after January 1, 2017 to the date of this Agreement and which are in the possession of the Company, bearing on any material environmental liabilities relating to the Company’s and its Subsidiaries’ current or former operations, properties or facilities.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material compensation or benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, transaction, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plan, medical, post-service or retiree medical, vision, dental or other health or welfare plan, life insurance plan, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, sponsored or maintained by the Company or any Subsidiary of the Company, or to which the Company or any Subsidiary of the Company contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation (whether or not listed in Section 3.9(a) of the Company Disclosure Schedule, each, a “Company Benefit Plan”).

(b) With respect to the material Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the plan documents for all material Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any material Company Benefit Plan not in writing; (iii) all related trust documents; (iv) all material insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Department of Labor; (vi) the most recent determination letters, advisory letters and opinion letters from the Internal Revenue Service (the “IRS”); (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material non-routine communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Labor or any other Governmental Entity (including a written description of any material oral communication) since January 1, 2017. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any material Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such material amendments or to adopt or approve any new material Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States. Each Company Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS or the Company Benefit Plan uses an IRS-approved master & prototype or volume submitter plan and, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that would reasonably be expected to affect reliance on such determination letter or the advisory or opinion letter covering the plan or adversely affect the qualification of such Company Benefit Plan.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) each Company Benefit Plan that is intended to qualify for special Tax treatment meets all requirements for such treatment, and (iii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(d) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to, and neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to, any “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to, and neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Company’s knowledge, threatened Actions (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted with respect to any Company Benefit Plan, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans.

(g) Except as set forth in Section 3.9(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount, or result in the forfeiture of any benefits or compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan.

(h) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) No Company Benefit Plan nor any other agreement, plan or arrangement to which the Company or a Subsidiary thereof is a party provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

(j) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(k) No Company Benefit Plan obligates the Company or any of its Subsidiaries to provide, nor has the Company or any of its Subsidiaries promised or agreed to provide, retiree or post-employment or post-service health or life insurance benefits, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law for which the covered person pays the full cost of coverage. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has incurred or could reasonably be expected to incur any penalty or Tax under Code Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2019 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2019, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2019, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under (i) Sections 5.1(b)(B), (C), (D), (J), (K), (O) or (P) or (ii) Section 5.1(b)(H), if such Section applied solely to officers of the Company or its Subsidiaries as of the date of this Agreement and excluding for this purpose (1) any actions that have been publicly reported as of the date of this Agreement and (2) changes in compensation in the ordinary course of business consistent with past practice.

Section 3.11 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits (or, to the knowledge of the Company, inquiries), investigations, proceedings, subpoenas, civil investigative demands or other requests for information by any Governmental Entity relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company expressly in writing for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied or to be supplied by the Company expressly in writing for inclusion in the joint proxy statement/prospectus, which will be distributed to the holders of Company Common Stock in connection with seeking the Company Common Shareholder Approval and the holders of the Company Preferred Stock in connection with seeking the Company Preferred Shareholder Approval, if applicable, and included in the Form S-4 (the “Proxy Statement/Prospectus”), will not, at the time the Proxy Statement/Prospectus is first mailed to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by the Company for inclusion therein, but excluding any portion thereof based on information supplied by Parent in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.13 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 3.14 Tax Matters.

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all material respects.

(b) The Company and each of its Subsidiaries have timely paid all material Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries.

(c) There are no currently effective waivers of any statute of limitations with respect to material Taxes or extensions of time with respect to a material Tax assessment or deficiency.

(d) All assessments and deficiencies for material Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid.

(e) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of material Taxes or material Tax matters of the Company or any of its Subsidiaries.

(f) Within the last three years, no written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax or required to file a material Tax Return in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(g) There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries.

(h) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company is or was the common parent.

(j) Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any material Tax or material Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or an agreement or arrangement entered into in the ordinary course of business and the primary subject matter of which is not Tax) or has any liability for material Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as a transferee, successor or otherwise.

(k) None of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 3.15 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is, or since December 31, 2018 has been, a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement (each a “Collective Bargaining Agreement”), and no employee is represented by a labor organization with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, there are, and for the past three years have been, no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is, and for the past three years has been, no strike, lockout, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending, or to the knowledge of the Company, threatened charge or complaint against the Company or any of its Subsidiaries by or before the National Labor Relations Board or any comparable Governmental Entity, and none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, for the past three years, the Company and its Subsidiaries have complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees), immigration and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges or other amounts due or owing by the Company or any of its Subsidiaries pursuant to any workplace safety and insurance or workers’ compensation Laws.

Section 3.16 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any of its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Company Oil and Gas Interests reflected in the Company Reserve Reports or disclosed in the Company SEC Documents and attributable to interests owned by the Company and its Subsidiaries, except for such Company Oil and Gas Interests sold, used or otherwise disposed of since December 31, 2018 in the ordinary course of business, free and clear of all Liens other than Company Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions, (ii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Oil and Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Company Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Company Oil and Gas Lease.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each real property (and each real property at which operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary (but excluding the Company Oil and Gas Interests) (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (or real property at which operations of the Company or any of its Subsidiaries are conducted) (but excluding the Company Oil and Gas Interests) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Company Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions, and (B) no uncured default on the part of the Company or, if applicable, its Subsidiaries or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under a Company Real Property Lease.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending or, to the knowledge of the Company, threatened, appropriation, condemnation or like Action or Order affecting the Company Owned Real Property or any part thereof or of any sale or other disposition of the Company Owned Real Property or any part thereof in lieu of condemnation or other matters affecting and impairing the current use, occupancy or value thereof.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Interests are being received by the Company in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Company Wells or awaiting on transfer orders for recently acquired Company Oil and Gas Interests as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any person or individual under (or otherwise with respect to) any Company Oil and Gas Leases have been properly and timely paid and (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Company Oil and Gas Interests have been timely and properly paid (other than any such Production Burdens which are being held in suspense by Company or its Subsidiaries in accordance with applicable Law).

(f) All of the Company Wells and all water, CO2 or injection wells located on the Company Oil and Gas Leases or Company Units or otherwise associated with a Company Oil and Gas Interest have been drilled, completed and operated within the limits permitted by the applicable Company Oil and Gas Contracts, Company Oil and Gas Leases and applicable Law (other than Environmental Law and those relating to Taxes), and all drilling and completion (and plugging and abandonment) of the Company Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) All Company Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Company Oil and Gas Leases and applicable Law (other than Environmental Law and those relating to Taxes), except where the failure to so operate would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) None of the Company Oil and Gas Interests are subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) None of the Company Oil and Gas Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.18 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.19 Opinions of Financial Advisors. The Company Board of Directors has received the opinion of each of RBC Capital Markets, LLC and Lazard Frères & Co. LLC (the “Company Financial Advisors”) to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock. A signed copy of such opinions will be provided to Parent promptly following receipt by the Company (it being agreed that such opinions are for the benefit of the Company Board of Directors and may not be relied upon by Parent or any other persons), and shall not be disclosed to third parties by Parent unless required by Law.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans set forth on Section 3.9(a) of the Company Disclosure Schedule and the agreements filed as exhibits to the Company SEC Documents and except as set forth on Section 3.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any express restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person (other than any agreement related to a Company Takeover Proposal or that contains provisions prohibiting such disclosure), (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner, other than those contained in the Company Oil and Gas Leases, or (C) contains any minimum volume commitment to which the Company reasonably expects that the Company and its Subsidiaries will be required to make annual payments in excess of $5 million or for longer than one year;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $30 million, except for any transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Company Oil and Gas Interests) with respect to which the Company reasonably expects that the Company and its Subsidiaries will be required to make annual payments in excess of $30 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than (A) any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and (B) any customary joint operating agreements, unit agreements or participation agreements affecting the Company Oil and Gas Interests;

(vi) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements, unit agreements, participation agreements and customary advances to operators of the Company Oil and Gas Interests not covered by a joint operating agreement, unit agreement or participation agreement, (B) any loan or capital contribution to, or investment in, the Company or one of its wholly owned Subsidiaries or (C) loans or advances to an officer, director or employee of the Company or any of its Subsidiaries that is less than $100,000 individually to such person and $500,000 in the aggregate;

(vii) any contract that provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons (A)(1) in excess of 7,500 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a remaining term greater than ten years or (B) which the Company reasonably expects that it will make aggregate payments in excess of $5 million in any of the next three succeeding fiscal years or $10 million over the life of the contract that, in the case of (A) and (B), has a remaining term of greater than 91 days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 91 days;

(viii) any agreement pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $5 million during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $5 million per year;

(ix) any agreement which is a joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements)

that either (A) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $15 million in the aggregate during the 12-month period following the date hereof;

(x) any acquisition Contract that contains “earn out” or other contingent payment obligations (other than asset retirement obligations and plugging and abandonment obligations or customary indemnification obligations), that would reasonably be expected to result in payments in respect of such “earn out” or payment obligations after the date hereof by the Company or any of its Subsidiaries in excess of $15 million; and

(xi) each contract for lease of personal property or real property (other than the Company Oil and Gas Interests) involving payments in excess of $15 million in any calendar year or aggregate payments in excess of $60 million that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs.

All contracts of the types referred to in clauses (i) through (xi) hereof are referred to herein as “Company Material Contracts.” As used in this Section 3.20, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions.

Section 3.21 Reserve Reports. The Company has delivered or otherwise made available to Parent true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Report Preparer”) concerning the Company Oil and Gas Interests as of December 31, 2018 (the “Company Reserve Reports”). Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data provided by the Company and its Subsidiaries to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Report Preparer as set forth therein, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with the rules promulgated by the SEC and applied on a consistent basis throughout the periods reflected therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.22 Derivatives. The Company SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Company and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Section 3.22 of the Company Disclosure Schedule lists, as of the date of this Agreement, all Derivative Contracts to which the Company or any of its Subsidiaries is a party, other than any such Derivative Contract that expires by its terms on or before September 30, 2019.

Section 3.23 Reorganization. The Company and its Subsidiaries have not taken or agreed to take any action, and are not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.24 Finders or Brokers. Except for the Company Financial Advisors, neither the Company nor any of the Company’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.25 of this Agreement, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Support Agreements and the transactions contemplated hereby, all potentially applicable state anti-takeover statutes or regulations (including Section 21.606 of the TBOC) and any similar provisions in the Company Organizational Documents.

Section 3.26 Anti-Bribery; Money Laundering; Export Control Laws.

(a) None of (i) the Company, any of the Company’s Subsidiaries or any director, officer, employee of the Company or (ii) to the Company’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (A) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or (B) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable anti-bribery laws.

(b) Each of the Company, the Company’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and the Company maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, compliance therewith.

(c) The Company and its Subsidiaries are in compliance with, and have not previously violated during the three years prior to the date hereof, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering or anti-terrorism laws and regulations, including, but not limited to, the laws, regulations and executive orders and sanctions programs administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, including, but not limited to, (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism”; and (ii) any regulations contained in 31 C.F.R., Subtitle B, Chapter V.

(d) Neither the Company, any of the Company’s Subsidiaries or any director, officer, employee of the Company or to the Company’s knowledge, any Representative of any of the foregoing (i) has been nor is a Sanctioned Person nor (ii) while acting for or on behalf of the Company or any Subsidiary of the Company has transacted any business directly or knowingly indirectly with any Sanctioned Person in violation of applicable Sanctions or otherwise violated applicable Sanctions in the past three years.

(e) The Company and its Subsidiaries are, and have been for the three years prior to the date hereof, in material compliance with all export control Laws applicable to the Company and its Subsidiaries, including without limitation those Laws under the authority of the U.S. Department of Commerce (Bureau of Industry and Security) codified at 15 C.F.R. Parts 730-799 (The Export Administration Regulations), the U.S. Department of State (Directorate of Defense Trade Controls) codified at 22 C.F.R. Parts 120-130; and the equivalent Laws in any jurisdiction in which the Company operates (collectively, the “Export Control Laws”). Neither the Company nor any Subsidiary of the Company, nor any of their respective directors, officers, employees, or, to the knowledge of the Company, any of its Representatives, is the subject of any voluntary disclosure, prosecution or other enforcement action or, to the Company’s knowledge, any allegation or investigation related to any possible violation of any of the applicable anti-bribery laws, Sanctions, or Export Control Laws.

Section 3.27 Solvency. The Company and its consolidated Subsidiaries shall (a) have surplus after giving effect to the Preferred Redemption (which includes, for the avoidance of doubt, the Preferred Deposit made by Parent) and (b) not be Insolvent after giving effect to the Preferred Redemption based on the assumption that the Company were to continue to conduct its business on a standalone business without the consummation of the Merger. For purposes of this Section 3.27, Section 4.27 and Section 5.19 only, “Insolvent” and “surplus” when used with respect to any person shall have the meanings set forth in the TBOC.

Section 3.28 No Additional Representations.

(a) The Company acknowledges that Parent does not make any representation or warranty as to, and expressly disclaims reliance on, any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Parent does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by Parent in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, shareholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent to the Company, (i) Parent does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Parent, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties of Parent unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed (a) in the Parent SEC Documents filed with or furnished to the SEC and available on EDGAR on or after December 31, 2018 (including all exhibits and schedules thereto that have been publicly filed with or furnished to the SEC by Parent, regardless of whether such exhibits or schedules were originally filed or furnished on or before December 31, 2018) and prior to the date hereof (excluding any forward-looking disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) notwithstanding the presence or absence of an appropriate section of the Parent Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto, Parent represents and warrants to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws, in each case, as amended through the date hereof (collectively, the “Parent Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of Parent that constitutes a “significant subsidiary” of Parent within the meaning of Item 601(b)(21)(ii) of Regulation S-K as of February 27, 2019, in each case, as amended through the date hereof.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), and 2,500,000 shares of preferred stock, par value $0.01 per share. As of July 11, 2019, (i) 228,304,366 shares of Parent Common Stock were issued and outstanding (including unvested restricted stock awards granted under the Parent Stock Plan), (ii) 0 shares of Parent Common Stock were held in treasury, (iii) 1,458,948 shares of 10% Series A Cumulative Preferred Stock of Parent, par value $0.01 per share (the “Parent Preferred Stock”) were issued and outstanding and (iv) 7,930,595 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, of which 2,993,122 shares of Parent Common Stock were subject to outstanding awards under the Parent Stock Plans (with Parent Performance Shares reflected at the maximum level). All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. No Subsidiary of Parent owns any shares of capital stock of Parent.

(b) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(c) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

(d) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither Parent nor any of its Subsidiaries has any obligation to acquire any equity interest in any person.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Parent has the requisite corporate power and authority to execute and deliver this Agreement, and, subject to receipt of (i) the approval of the Parent Share Issuance by a vote of the holders of the majority of the Parent Common Stock having voting power present in person or represented by proxy at the Parent Stockholders’ Meeting, (ii) the approval of the Parent Charter Amendment by a vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon and (iii) the adoption of this Agreement and the Merger by the vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon (clauses (i), (ii) and (iii) together, the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Support Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Parent Board of Directors and, except for the Parent Stockholder Approval and the approval of this Agreement by Parent, no other corporate action on the part of Parent or vote of Parent’s stockholders are necessary to authorize the execution and delivery by Parent of this Agreement and the consummation of the transactions contemplated hereby. The Parent Board of Directors has unanimously (i) declared advisable and approved this Agreement and the Support Agreements and the transactions contemplated hereby and thereby, including the Merger, the Parent Share Issuance, the issuance of the Parent New Preferred Stock and the Parent Charter Amendment, (ii) resolved to recommend that Parent’s stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, the Parent Share Issuance and the Parent Charter Amendment (the recommendation referred to in this clause (ii), the “Parent Recommendation”), and (iii) directed that the approval and adoption of this Agreement and the Merger, the Parent Share Issuance and the Parent Charter Amendment be submitted for adoption and approval by the holders of Parent Common Stock. The vote of the holders of the majority of the Parent Common Stock having voting power present in person or represented by proxy at the Parent Stockholders’ Meeting is the only vote or consent of Parent’s stockholders necessary to approve the Parent Share Issuance. The vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock entitled to vote thereon is the only vote or consent of Parent’s stockholders necessary to approve and adopt this Agreement, the Merger and the Parent Charter Amendment. No vote of stockholders is required for the issuance of the Parent New Preferred Stock. This Agreement has been duly and validly executed and delivered by Parent, and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of Parent, and is enforceable against Parent in accordance with its terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any antitrust, competition or similar laws outside of the United States, (vii) if applicable, the filing of the New Certificate of Designation with the Secretary of State of the State of Delaware and (viii) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, clearance, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent of the Parent Share Issuance, except for such authorizations, consents, clearances, orders, licenses, permits, approvals, registrations, declarations, notices or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the Parent Share Issuance or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent of this Agreement do not, and (assuming the Parent Approvals and the Parent Stockholder Approval are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Parent Oil and Gas Lease or Parent Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2018 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied, as to form, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules thereto) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. Parent has heretofore made available to the Company, through EDGAR or otherwise, true, correct and complete copies of all material written correspondence between Parent or any of its Subsidiaries and the SEC occurring since January 1, 2018. As of the date of this Agreement, none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or the Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective.

Section 4.6 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2018 in the ordinary course of business, (iv) liabilities or obligations that have been discharged or paid in full and (v) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all Permits, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (collectively, the “Parent Permits”), except where the failure to have or to have filed such Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is in compliance with the terms and requirements of all material Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Each of Parent and its Subsidiaries is and, to the knowledge of Parent, each third-party operator of any of the Parent Oil and Gas Interests (with respect to such interests) is, and since January 1, 2018 has been, in compliance with applicable Laws and Orders, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2018, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any concerns from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported in writing evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to the Parent Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.8 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability arising under any Environmental Law and, to the knowledge of Parent, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding or liability, (ii) Parent and its Subsidiaries and, to the knowledge of Parent, each third-party operator of any of the Parent Oil and Gas Interests are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2017 have been, in compliance with all Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by Parent or any of its Subsidiaries, or to the knowledge of Parent, as a result of any operations or activities of Parent or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to Parent or its Subsidiaries, (iv) none of Parent and its Subsidiaries and, to the knowledge of Parent, any third-party operator of any of the Parent Oil and Gas Interests and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Reports that have been provided to the Company prior to the date of this Agreement) or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or otherwise relating to or arising from Hazardous Materials or Releases thereof, (v) none of Parent and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and (vi) Parent and its Subsidiaries have made available to the Company all material third-party reports, audits and assessments prepared and delivered to Parent after January 1, 2017 to the date of this Agreement and which are in the possession of Parent, bearing on any material environmental liabilities relating to Parent’s and its Subsidiaries’ current or former operations, properties or facilities.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Schedule sets forth a correct and complete list of each material compensation or benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, transaction, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plan, medical, post-service or retiree medical, vision, dental or other health or welfare plan, life insurance plan, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, sponsored or maintained by Parent or any Subsidiary of Parent, or to which Parent or any Subsidiary of Parent contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation (whether or not listed in Section 4.9(a) of the Parent Disclosure Schedule, each, a “Parent Benefit Plan”).

(b) With respect to the material Parent Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to the Company by Parent: (i) the plan documents for all material Parent Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any material Parent Benefit Plan not in writing; (iii) all related trust documents; (iv) all material insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Department of Labor; (vi) the most recent determination letters, advisory letters and opinion letters from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material non-routine communications received from or sent to the IRS, the PBGC, the Department of Labor or any other Governmental Entity (including a written description of any material oral communication) since January 1, 2017. Except as specifically provided in the foregoing documents delivered or made available to the Company, there are no material amendments to any material Parent Benefit Plans that have been adopted or approved nor has Parent or any of its Subsidiaries undertaken to make any such material amendments or to adopt or approve any new material Parent Benefit Plans. No Parent Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States. Each Parent Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS or the Parent Benefit Plan uses an IRS-approved master & prototype or volume submitter plan and, to the knowledge of Parent and its Subsidiaries, there are no existing circumstances and no events have occurred that would reasonably be expected to affect reliance on such determination letter or the advisory or opinion letter covering the plan or adversely affect the qualification of such Parent Benefit Plan.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) each Parent Benefit Plan that is intended to qualify for special Tax treatment meets all requirements for such treatment, and (iii) all contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.

(d) None of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to, and neither Parent nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to, any “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e) None of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to, and neither Parent nor any of its Subsidiaries has any current or contingent liability or obligation under or with respect to, any Multiemployer Plan or a Multiple Employer Plan, and none of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no pending or, to Parent’s knowledge, threatened Actions (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted with respect to any Parent Benefit Plan, the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans.

(g) Except as set forth in Section 4.9(g) of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount, or result in the forfeiture of any benefits or compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Parent Benefit Plan or impose any restrictions or limitations on Parent’s rights to administer, amend or terminate any Parent Benefit Plan.

(h) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) No Parent Benefit Plan nor any other agreement, plan or arrangement to which Parent or a Subsidiary thereof is a party provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

(j) Each Parent Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(k) No Parent Benefit Plan obligates Parent or any of its Subsidiaries to provide, nor has Parent or any of its Subsidiaries promised or agreed to provide, retiree or post-employment or post-service health or life insurance benefits, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law for which the covered person pays the full cost of coverage. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of

Parent or any of its Subsidiaries has incurred or could reasonably be expected to incur any penalty or Tax under Code Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

Section 4.10 Absence of Certain Changes or Events.

(a) From January 1, 2019 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2019, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(c) Since January 1, 2019, neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of the Company under, Sections 5.2(b)(B), (C), (D), (J), (K), (O), or (P).

Section 4.11 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits (or, to the knowledge of Parent, inquiries), investigations, proceedings, subpoenas, civil investigative demands or other requests for information by any Governmental Entity relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. The information supplied or to be supplied by Parent expressly in writing for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Parent expressly in writing for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.13 Regulatory Matters.

(a) Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 4.14 Tax Matters.

(a) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all material respects.

(b) Parent and each of its Subsidiaries have timely paid all material Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of Parent and its Subsidiaries.

(c) There are no currently effective waivers of any statute of limitations with respect to material Taxes or extensions of time with respect to a material Tax assessment or deficiency.

(d) All assessments and deficiencies for material Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid.

(e) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of material Taxes or material Tax matters of Parent or any of its Subsidiaries.

(f) Within the last three years, no written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax or required to file a material Tax Return in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries.

(g) There are no Liens for material Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and its Subsidiaries.

(h) None of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(i) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which Parent is or was the common parent.

(j) Neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any material Tax or material Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Parent or an agreement or arrangement entered into in the ordinary course of business and the primary subject matter of which is not Tax) or has any liability for material Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as a transferee, successor or otherwise.

(k) None of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 4.15 Employment and Labor Matters. Neither Parent nor any of its Subsidiaries is, or since December 31, 2018 has been, a party to or bound by any Collective Bargaining Agreement, and no employee is represented by a labor organization with respect to Parent or any of its Subsidiaries. To the knowledge of Parent, there are, and for the past three years have been, no activities or proceedings of any labor or trade union to organize any employees of Parent or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by Parent or any of its Subsidiaries. There is, and for the past three years has been, no strike, lockout, slowdown or work stoppage against Parent or any of its Subsidiaries pending or, to Parent’s knowledge, threatened, that may interfere in any material respect with the respective business activities of Parent or any of its Subsidiaries. There is no pending, or to the knowledge of Parent, threatened charge or complaint against Parent or any of its Subsidiaries by or before the National Labor Relations Board or any comparable Governmental Entity, and none of Parent and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, for the past three years, Parent and its Subsidiaries have complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees), immigration and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges or other amounts due or owing by Parent or any of its Subsidiaries pursuant to any workplace safety and insurance or workers’ compensation Laws.

Section 4.16 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Parent Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no pending or, to the knowledge of Parent, threatened claims by any person alleging infringement, misappropriation or other violation by Parent or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of Parent’s or any of its Subsidiaries’ rights to or in connection with the Parent Intellectual Property, and (iv) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating any Parent Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the Parent IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 4.17 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and defensible title to all of the Parent Oil and Gas Interests reflected in the Parent Reserve Reports or disclosed in the Parent SEC Documents and attributable to interests owned by Parent and its Subsidiaries, except for such Parent Oil and Gas Interests sold, used or otherwise disposed of since December 31, 2018 in the ordinary course of business, free and clear of all Liens other than Parent Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Oil and Gas Lease to which Parent or any of its Subsidiaries is a party is valid and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions, (ii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Parent Oil and Gas Lease, and (iii) none of Parent or any of its Subsidiaries has received written notice from the other party to any such Parent Oil and Gas Lease that Parent or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Parent Oil and Gas Lease.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has good and valid title to each real property (and each real property at which operations of Parent or any of its Subsidiaries are conducted) owned by Parent or any Subsidiary (but excluding the Parent Oil and Gas Interests) (such owned property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (or real property at which operations of Parent or any of its Subsidiaries are conducted) (but excluding the Parent Oil and Gas Interests) (such property subject to a lease, sublease or other agreement, the “Parent Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions, and (B) no uncured default on the part of Parent or, if applicable, its Subsidiaries or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under a Parent Real Property Lease.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or the Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of Parent Owned Real Property by Parent in the operation of its business thereon, and (iii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Owned Real Property or Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no pending or, to the knowledge of Parent, threatened, appropriation, condemnation or like Action or Order affecting the Parent Owned Real Property or any part thereof or of any sale or other disposition of the Parent Owned Real Property or any part thereof in lieu of condemnation or other matters affecting and impairing the current use, occupancy or value thereof.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Parent Oil and Gas Interests are being received by Parent in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Parent Wells or awaiting on transfer orders for recently acquired Parent Oil and Gas Interests as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any person or individual under (or otherwise with respect to) any Parent Oil and Gas Leases have been properly and timely paid and (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Parent Oil and Gas Interests have been timely and properly paid (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law).

(f) All of the Parent Wells and all water, CO2 or injection wells located on the Parent Oil and Gas Leases or Parent Units or otherwise associated with a Parent Oil and Gas Interest have been drilled, completed and operated within the limits permitted by the applicable Parent Oil and Gas Contracts, Parent Oil and Gas Leases and applicable Law (other than Environmental Law and those relating to Taxes), and all drilling and completion (and plugging and abandonment) of the Parent Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) All Parent Oil and Gas Interests operated by Parent and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Parent Oil and Gas Leases and applicable Law (other than Environmental Law and those relating to Taxes), except where the failure to so operate would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) None of the Parent Oil and Gas Interests are subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) None of the Parent Oil and Gas Interests are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 4.18 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate and as the management of Parent has in good faith determined to be prudent and appropriate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 4.19 Opinion of Financial Advisor. The Parent Board of Directors has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be offered to the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to Parent. A signed copy of such opinion will be provided to the Company promptly following receipt by Parent (it being agreed that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company or any other persons), and shall not be disclosed to third parties by the Company unless required by Law.

Section 4.20 Material Contracts.

(a) Except for this Agreement, the Parent Benefit Plans set forth on Section 4.9(a) of the Parent Disclosure Schedule and the agreements filed as exhibits to the Parent SEC Documents and except as set forth on Section 4.20 of the Parent Disclosure Schedule, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any express restriction on the right or ability of Parent or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person (other than any agreement related to a Parent Takeover Proposal or that contains provisions prohibiting such disclosure), (B) contains an exclusivity or “most favored nation” clause that restricts the business of Parent or any of its Subsidiaries in a material manner, other than those contained in Parent Oil and Gas Leases, or (C) contains any minimum volume commitment to which Parent reasonably expects that Parent or its Subsidiaries will be required to make annual payments in excess of $5 million or for longer than one year;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $30 million, except for any transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Parent Oil and Gas Interests) with respect to which Parent reasonably expects that Parent and its Subsidiaries will be required to make annual payments in excess of $30 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than (A) any such Contract solely between Parent and its Subsidiaries or among Parent’s Subsidiaries and (B) any customary joint operating agreements, unit agreements or participation agreements affecting the Parent Oil and Gas Interests;

(vi) any Contract that obligates Parent or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements, unit agreements, participation agreements and customary advances to operators of the Parent Oil and Gas Interests not covered by a joint operating agreement, unit agreement or participation agreement, (B) any loan or capital contribution to, or investment in, Parent or one of its wholly owned Subsidiaries or (C) advances to officer, director or employee of Parent or any of its Subsidiaries that is less than $100,000 individually to such person and $500,000 in the aggregate;

(vii) any contract that provides for the sale by Parent or any of its Subsidiaries of Hydrocarbons (A)(1) in excess of 7,500 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a remaining term greater than ten years or (B) which Parent reasonably expects that it will make aggregate payments in excess of $10 million in any of the next three succeeding fiscal years or $15 million over the life of the contract that, in the case of (A) and (B), has a remaining term of greater than 91 days and does not allow Parent or such Subsidiary to terminate it without penalty to Parent or such Subsidiary within 91 days;

(viii) any agreement pursuant to which Parent or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $10 million during the immediately preceding fiscal year or with respect to which Parent reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $10 million per year;

(ix) any agreement which is a joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) is material to the operation of Parent and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require Parent and its Subsidiaries to make expenditures in excess of $20 million in the aggregate during the 12-month period following the date hereof;

(x) any acquisition Contract that contains “earn out” or other contingent payment obligations (other than asset retirement obligations and plugging and abandonment obligations or customary indemnification obligations), that would reasonably be expected to result in payments in respect of such “earn out” or payment obligations after the date hereof by Parent or any of its Subsidiaries in excess of $20 million; and

(xi) each contract for lease of personal property or real property (other than the Parent Oil and Gas Interests) involving payments in excess of $20 million in any calendar year or aggregate payments in excess of $75 million that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs.

All contracts of the types referred to in clauses (i) through (xi) hereof are referred to herein as “Parent Material Contracts.” As used in this Section 4.20, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract and, (ii) to the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions.

Section 4.21 Reserve Reports. Parent has delivered or otherwise made available to the Company true and correct copies of all written reports requested or commissioned by Parent or its Subsidiaries and delivered to Parent or its Subsidiaries in writing on or before the date of this Agreement estimating Parent’s and such Subsidiaries’ proved oil and gas reserves prepared by any Report Preparer concerning the Parent Oil and Gas Interests as of December 31, 2018 (the “Parent Reserve Reports”). Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data provided by Parent and its Subsidiaries to each Report Preparer in connection with the preparation of the Parent Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and gas reserves set forth in the Parent Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Parent Reserve Reports), accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Reports are derived from reports that have been prepared by the Report Preparer as set forth therein, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with the rules promulgated by the SEC and applied on a consistent basis throughout the periods reflected therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Reports that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.22 Derivatives. The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein. Section 4.22 of the Parent Disclosure Schedule lists, as of the date of this Agreement, all Derivative Contracts to which Parent or any of its Subsidiaries is a party, other than any such Derivative Contract that expires by its terms on or before September 30, 2019.

Section 4.23 Reorganization. Parent and its Subsidiaries have not taken or agreed to take any action, and are not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.24 Finders or Brokers. Except for J.P. Morgan Securities LLC, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.25 Ownership of Shares; Affiliated Shareholders. Neither Parent nor any of its affiliates (i) beneficially owns, directly or indirectly, any Company Common Stock or Company Preferred Stock, any rights, warrants or options to acquire any Company Common Stock or Company Preferred Stock or any securities or instruments convertible into, exchangeable into or exercisable for Company Common Stock or Company Preferred Stock or (ii) is, or has been at any time during the period commencing three years prior to the date of this Agreement an “affiliated shareholder” of the Company, as such term is defined in Section  21.602 of the TBOC.

Section 4.26 Anti-Bribery; Money Laundering; Export Control Laws.

(a) None of (i) Parent, any of Parent’s Subsidiaries or any director, officer, employee of Parent or (ii) to Parent’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (A) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the FCPA, or (B) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable anti-bribery laws.

(b) Each of Parent, Parent’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and Parent maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, compliance therewith.

(c) Parent and its Subsidiaries are in compliance with, and have not previously violated during the three years prior to the date hereof, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering or anti-terrorism laws and regulations, including, but not limited to, the laws, regulations and executive orders and sanctions programs administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, including, but not limited to, (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism”; and (ii) any regulations contained in 31 C.F.R., Subtitle B, Chapter V.

(d) Neither Parent, any of Parent’s Subsidiaries or any director, officer, employee of Parent or to Parent’s knowledge, any Representative of any of the foregoing (i) has been nor is a Sanctioned Person nor (ii) while acting for or on behalf of Parent or any Subsidiary of Parent has transacted any business directly or knowingly indirectly with any Sanctioned Person in violation of applicable Sanctions or otherwise violated applicable Sanctions in the past three years.

(e) Parent and its Subsidiaries are, and have been for the three years prior to the date hereof, in material compliance with all Export Control Laws. Neither Parent nor any Subsidiary of Parent, nor any of their respective directors, officers, employees, or, to the knowledge of Parent, any of its Representatives, is the subject of any voluntary disclosure, prosecution or other enforcement action or, to Parent’s knowledge, any allegation or investigation related to any possible violation of any of the applicable anti-bribery laws, Sanctions, or Export Control Laws.

Section 4.27 Availability of Funds; Solvency.

(a) Parent has available, or will have available at the Closing, all of the funds required for the consummation of the Merger and the transactions contemplated hereby, including any amounts required for the Company to effect the Preferred Redemption by the Company.

(b) Unless there is a Company Preferred Approval Event, then, after giving effect to the Merger and the other transactions contemplated by this Agreement and the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement, including the Preferred Redemption, Parent and its consolidated Subsidiaries (including the Surviving Company and its consolidated Subsidiaries) shall not be Insolvent and shall have surplus as of the Effective Time and immediately after the consummation of the Merger and the other transactions contemplated hereby, including the Preferred Redemption.

Section 4.28 No Additional Representations.

(a) Parent acknowledges that the Company does not make any representation or warranty as to, and expressly disclaims reliance on, any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and Parent has not relied on such information or any other representation or warranty not set forth in Article III.

(b) Parent has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that Parent has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to Parent by the Company in accordance with the terms hereof, in entering into this Agreement, Parent has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. Parent acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent, (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or any of its representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business, including by using commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its articles of incorporation or bylaws or similar applicable organizational documents (including by merger, consolidation or otherwise), and shall not permit any of its Subsidiaries to adopt any amendments, other than ministerial changes, to its articles of incorporation or bylaws or similar applicable organizational documents (including by merger, consolidation or otherwise);

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction, or except as provided in paragraph (E) below;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, (2) dividends payable to holders of the Company Preferred Stock in accordance with the Company Preferred Statement of Resolutions and (3) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(D) except as provided in paragraph (N) below, shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than (1) transactions for which the consideration is less than $30 million in the aggregate, (2) the Merger and (3) any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or any action with respect to any securities owned by such person, in each case that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or asset or make any loans, advances or capital contributions to, or investments in, any other person with a value (including assumed debt, which term, for the avoidance of doubt, excludes any asset retirement obligations) in excess of $20 million in the aggregate, except (1) as contemplated by the Company’s budget and capital expenditure plan for the year ending December 31, 2019, previously provided to Parent and approved by the Company Board of Directors at its meeting held on February 27, 2019 (the “Company 2019 Budget”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2019 fiscal year) or, to the extent generally consistent with amounts in the Company 2019 Budget, amounts incurred in 2020, (2) for obligations contemplated under the Company’s existing joint operating agreements or (3) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the

Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or asset or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) except as set forth on Section 5.1(b)(F) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value (in any individual transaction or related transactions) in excess of $30 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers, exchanges, swaps or other dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, licenses, transfers, exchanges, swaps or other dispositions or encumbrances made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (4) for the avoidance of doubt, as a result of the expiration of the Company Oil and Gas Leases in the ordinary course of business or by their terms;

(G) shall not, and shall not permit any of its Subsidiaries to, make or commit to make, (i) any capital expenditures that are, in the aggregate greater than 100% of the aggregate amount of capital expenditures scheduled to be made in the Company 2019 Budget or, to the extent generally consistent with amounts in the Company 2019 Budget, amounts incurred in 2020 or (ii) any capitalized expenditures for drilling, completion, infrastructure, land and seismic costs, on a net working interest basis to the Company, in excess of $50 million in the aggregate, except for (1) expenditures contemplated by the Company 2019 Budget (whether or not such expenditure is made during the 2019 fiscal year) or, to the extent generally consistent with amounts in the Company 2019 Budget, amounts incurred in 2020, (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, (3) expenditures for the safety of individuals, assets or the environment or (4) expenditures to repair damage from an insured casualty event;

(H) except as required by applicable Law, the terms of any Company Benefit Plan existing and as in effect on the date of this Agreement and set forth on Section 3.9(a) of the Company Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, commence participation in or terminate (or commit to establish, adopt, amend, modify, commence participation in or terminate) any Collective Bargaining Agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan or arrangement covering any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or any of its Subsidiaries or other existing Company Benefit Plan (other than amendments or modifications to broad-based Company Benefit Plans in the ordinary course of business that do not materially increase the cost or expense to the Company of providing or administering such benefits), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (who are natural persons), other than increases in base salary to employees, independent contractors or consultants of the Company or its Subsidiaries in the ordinary course of business consistent with past practice or in connection with a promotion of such employee in the ordinary course of business consistent with past practice, provided that such increases in base salary shall not exceed 5% in the aggregate or 10% in the case of any individual employee with annual base compensation greater than $200,000 (in each case, on an annualized basis), (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than with respect to annual or short-term cash bonuses in the ordinary course of business consistent with past practice under a Company Benefit Plan set forth on Section 3.9(a) of the Company Disclosure Schedule, (4) enter into any new or materially modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or any of its Subsidiaries (who are natural persons), (5) accelerate any rights, compensation or benefits other than in the ordinary course of business consistent with past practice in connection with a severance from employment for employees classified as Tier 4 through Tier 9 under the Company Change in Control Severance Plan in an amount not to exceed the amount that could be payable to such individual under the Company Change in Control Severance Plan, (6) fund any rabbi trust or similar arrangement, (7) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law or (8) hire or terminate the employment or services of (other than for cause) any officer, employee, individual independent contractor or individual consultant who has annual base compensation greater than $200,000; provided, that the Company may hire any non-officer, employee, individual independent contractor or individual consultant with an annual base compensation greater than $200,000 in order to replace any non-officer, employee, individual independent contractor or individual consultant whose employment or services with the Company or any of its Subsidiaries has been terminated; provided, that (i) the annual targeted direct compensation of such new hire is no greater than the non-officer employee, individual independent contractor or individual consultant whose employment or services with the Company or any of its Subsidiaries has been terminated and (ii) Parent is offered reasonable opportunity to consult with the Company on the new hire and to review and approve the form of offer letter or other employment arrangement to be provided to the new hire;

(I) shall not, except as required by Law, recognize any labor union, works council, or other labor organization as the bargaining representative of employees of the Company or its Subsidiaries;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company SARs, Company RSUs or Company Performance Shares outstanding on the date hereof or granted after the date of this Agreement and not in violation of this Agreement, (2) issuances of shares of Company Common Stock pursuant to the exercise or settlement of any Company Warrants, (3) issuances of shares of Company Common Stock to pay dividends on the Company Preferred Stock in accordance with the Company Preferred Statement of Resolutions or (4) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for (1) transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, (2) the acquisition of shares of Company Common Stock either from a holder of Company Warrants or granted pursuant to a Company Stock Plan in satisfaction of withholding obligations or in payment of the exercise price thereof, (3) as required under the terms of the Company Preferred Stock in accordance with the Company Preferred Statement of Resolutions or (4) the Preferred Redemption, if there is no Company Preferred Approval Event;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any material indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any borrowings in the ordinary course of business consistent with past practice under the Company Credit Agreement, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b), (4) for any indebtedness assumed in connection with any acquisition permitted by Section 5.1(b)(E), (5) if the Company funds the Preferred Deposit after the failure of Parent to do so as provided in Section 5.19, any indebtedness of, or guarantees by, the Company or its Subsidiaries in connection with the Preferred Redemption and (6) with respect to any indebtedness not in accordance with clauses (1) through (5), for any indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, the Surviving Company and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof; provided further, however, that in the case of each of clauses (3) and (4), the Company will consult with Parent prior to any incurrence of debt under such clause; provided further, however, notwithstanding anything to the contrary in this Agreement, but subject to the following sentence, the Company and its Subsidiaries shall be permitted to sell, lease, transfer, exchange or otherwise dispose of assets so as to allow the Company to obtain proceeds to refinance amounts outstanding under the Company Credit Agreement which are or will be required to be repaid in connection with a reduction in borrowing base due to a redetermination by the lenders thereunder. Prior to any sale, lease, transfer exchange or disposition pursuant to the immediately preceding sentence, the Company shall offer to Parent an opportunity to loan or advance to the Company within ten days on mutually acceptable and reasonable commercial terms any such amounts otherwise to be repaid during the coming month as a result of any such sale, lease, transfer, exchange or disposition; it being agreed that any such loan or advance shall be excluded from any restriction or limitation applicable to the Company or its Subsidiaries under this Agreement;

(N) shall not, and shall not permit any of its Subsidiaries to (1) materially modify, materially amend or terminate, or waive any rights in any material respect, under (a) any Company Material Contract, (b) any Derivative instrument or (c) any drilling contract with a term in excess of 90 days (“Drilling Contract”) other than (i) rights or obligations not material to such Drilling Contract, (ii) price adjustments made in the ordinary course of business consistent with past practice or (iii) as results from a counterparty’s failure to perform, default or breach thereunder, or (2) enter into any new Contract which would be a Company Material Contract, a Derivative instrument with rights or obligations extending past June 30, 2021 or a Drilling Contract, except in each case in this clause (2) as is otherwise not prohibited by this Section 5.1(b), is not a Drilling Contract in excess of twelve months or is in a manner or with an effect that is not adverse to the Company and its Subsidiaries, taken as a whole, or which would not reasonably be expected to, after the Effective Time, restrict or limit in any material respect the Surviving Company or any of its affiliates from engaging in any business or competing in any geographic location with any person (other than joint operating agreements containing any area of mutual interest, joint bidding area, joint acquisition area or similar type of provision);

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding (excluding any audit, claim or other proceeding in respect of Taxes), other than waivers, releases, assignments, settlements or compromises that do not exceed $5 million in the aggregate;

(P) shall not make, change or revoke any material Tax election outside the ordinary course of business, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, enter into any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or the primary subject matter of which is not Tax) or surrender any claim for a material refund of Taxes, in each case, if such action would reasonably be expected to increase by a material amount the Taxes of the Company or its Subsidiaries taken as a whole;

(Q) except as otherwise permitted by this Agreement (including in accordance with paragraph (N) above) or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, unwind, cancel, otherwise acquire or modify in any material respect the terms of any indebtedness or guarantees thereof or any Derivative instrument or position of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(R) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (Q) of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the written consent of the Company (not to be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct the business of Parent and its Subsidiaries in the ordinary course of business, including by using commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Company (not to be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents (including by merger, consolidation or otherwise), and shall not permit any of its Subsidiaries to adopt any amendments, other than ministerial changes, to its certificate of incorporation or bylaws or similar applicable organizational documents (including by merger, consolidation or otherwise);

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned

Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction, or except as provided in paragraph (E) below;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to Parent or to any Subsidiary of Parent in the ordinary course of business, (2) dividends payable to holders of the Parent Preferred Stock in accordance with the Certificate of Designation of Rights and Preferences with respect thereto and (3) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(D) except as provided in paragraph (N) below, shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than (1) transactions for which the consideration is less than $40 million in the aggregate, (2) the Merger and (3) any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries, or any action with respect to any securities owned by such person, in each case that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or asset or make any loans, advances or capital contributions to, or investments in, any other person with a value (including assumed debt, which term, for the avoidance of doubt, excludes any asset retirement obligations) in excess of $50 million in the aggregate, except (1) as contemplated by Parent’s budget and capital expenditure plan for the year ending December 31, 2019, previously provided to the Company and approved by the Parent Board of Directors (the “Parent 2019 Budget”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2019 fiscal year) or, to the extent generally consistent with amounts in the Parent 2019 Budget, amounts incurred in 2020 or (2) as made in connection with any transaction among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries; provided, however, that Parent shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person, business or asset or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) except as set forth on Section 5.2(b)(F) of the Parent Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value (in any individual transaction or related transactions) in excess of $50 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers, exchanges, swaps or other dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, licenses, transfers, exchanges, swaps or other dispositions or encumbrances made in connection with any transaction among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or (4) for the avoidance of doubt, as a result of the expiration of the Parent Oil and Gas Leases in the ordinary course of business or by their terms;

(G) shall not, and shall not permit any of its Subsidiaries to, make or commit to make, (i) any capital expenditures that are, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Parent 2019 Budget or, to the extent generally consistent with amounts in the Parent 2019 Budget, amounts incurred in 2020 or (ii) any capitalized expenditures for drilling, completion, infrastructure, land and seismic costs, on a net working interest basis to Parent, in excess of $50 million in the aggregate, except for (1) expenditures contemplated by the Parent 2019 Budget (whether or not such expenditure is made during the 2019 fiscal year) or, to the extent generally consistent with amounts in the Parent 2019 Budget, amounts incurred in 2020, (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, (3) expenditures for the safety of individuals, assets or the environment or (4) expenditures to repair damage from an insured casualty event;

(H) except as would not reasonably be expected to have a Parent Material Adverse Effect or as required by applicable Law or the terms of any Parent Benefit Plan existing and as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, commence participation in or terminate (or commit to establish, adopt, amend, modify, commence participation in or terminate) any Collective Bargaining Agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan or arrangement covering any current or former directors, officers, employees, consultants, independent contractors or other service providers of Parent or any of its Subsidiaries or other existing Parent Benefit Plan (other than amendments or modifications to broad-based Parent Benefit Plans in the ordinary course of business that do not materially increase the cost or expense to Parent of providing or administering such benefits), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Parent or its Subsidiaries (who are natural persons), other than increases in base salary to employees, independent contractors or consultants of Parent or its Subsidiaries in the ordinary course of business consistent with past practice or in connection with a promotion of such employee in the ordinary course of business consistent with past practice, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business, (4) enter into any new or materially modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees, consultants, independent contractors or other service providers of Parent or any of its Subsidiaries (who are natural persons), (5) accelerate any rights or benefits other than in the ordinary course of business consistent with past practice, (6) fund any rabbi trust or similar arrangement or (7) change any actuarial assumptions used to calculate funding obligations with respect to any Parent Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law;

(I) shall not, except as required by Law, recognize any labor union, works council, or other labor organization as the bargaining representative of employees of Parent or its Subsidiaries;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Parent Common Stock in respect of the exercise or settlement of any equity awards under Parent Stock Plans outstanding on the date hereof or granted after the date of this Agreement and not in violation of this Agreement, (2) issuances of shares of Parent Common Stock to pay dividends on the Parent Preferred Stock in accordance with the Certificate of Designation of Rights and Preferences with respect thereto and (3) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for (1) transactions among Parent and its Subsidiaries or among Parent’s Subsidiaries, (2) the acquisition of shares of Parent Common Stock granted pursuant to a Parent Stock Plan in satisfaction of withholding obligations or in payment of the exercise price thereof or (3) as required or permitted under the terms of the Parent Preferred Stock in accordance with the Certificate of Designation of Rights and Preferences with respect thereto;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness, (4) for any guarantees by Parent of indebtedness of Subsidiaries of Parent or guarantees by Parent’s Subsidiaries of indebtedness of Parent or any Subsidiary of Parent, which indebtedness is incurred in compliance with this Section 5.2(b), (5) for any indebtedness incurred or assumed in connection with any acquisition permitted by Section 5.2(b)(E) and (6) with respect to any indebtedness not in accordance with clauses (1) through (5), for any indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by Parent or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (6), such indebtedness does not impose or result in any additional restrictions or limitations that would be material to Parent and its Subsidiaries, or, following the Closing, the Surviving Company and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which Parent or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) shall not, and shall not permit any of its Subsidiaries to, materially modify, materially amend or terminate, or waive any rights in any material respect, under any Parent Material Contract other than in respect of price adjustments made in the ordinary course of business consistent with past practice, or enter into any new Contract which would be a Parent Material Contract, except in each case as is otherwise not prohibited by this Section 5.2(b) or is in a manner or with an effect that is not adverse to the Company and its Subsidiaries, taken as a whole, or which would not reasonably be expected to, after the Effective Time, restrict or limit in any material respect the Surviving Company or any of its affiliates from engaging in any business or competing in any geographic location with any person (other than joint operating agreements containing any area of mutual interest, joint bidding area, joint acquisition area or similar type of provision);

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding (excluding any audit, claim or other proceeding in respect of Taxes), other than waivers, releases, assignments, settlements or compromises that do not exceed $5 million in the aggregate;

(P) shall not make, change or revoke any material Tax election outside the ordinary course of business, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, enter into any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or an agreement or arrangement entered into in the ordinary course of business and the primary subject matter of which is not Tax) or surrender any claim for a material refund of Taxes, in each case, if such action would reasonably be expected to increase by a material amount the Taxes of Parent or its Subsidiaries; and

(Q) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (P) of this Section 5.2(b).

Section 5.3 Access.

(a) For purposes of furthering the transactions contemplated hereby, each party shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources (including the employees, consultants and Representatives thereof) and agents and other representatives of such other party reasonable access during normal business hours and with reasonable notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party as the other party may reasonably request. Notwithstanding the foregoing, neither party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. No party shall have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information, the disclosure of which, in the other party’s good faith opinion, could subject the other party or any of its Subsidiaries to risk of liability. Neither party nor any of its officers, employees or representatives, shall be permitted to perform any invasive testing, sampling or analysis with respect to any property of such other party or any of such other party’s Subsidiaries without such party’s prior written consent (which may be withheld in its sole discretion).

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of January 29, 2019, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 Company No Solicitation.

(a) Except as permitted by this Section 5.4, the Company shall, shall cause each of its affiliates and its and their respective officers and directors to, and shall use reasonable best efforts to cause the employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its affiliates to:

(i) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has entered into a confidentiality or non-disclosure agreement that has not been terminated or expired and was executed within the 12-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives;

(ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly:

(A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal,

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information regarding the Company in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or

(C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral) with respect to a Company Takeover Proposal (other than an Acceptable Company Confidentiality Agreement entered into in accordance with Section 5.4(b)); and

(iii) Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 or except to the extent that the Company Board of Directors concludes, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party and (B) the Company shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Common Shareholder Approval, the Company, directly or indirectly, receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s, its affiliates’ or the Company’s or its affiliates’ Representatives’ material breach of this Section 5.4 and if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly:

(i) furnish, pursuant to an Acceptable Company Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent; and

(ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal, and solicit (it being understood that no solicitation under this clause (ii) shall result in any proposal or offer being deemed to be “unsolicited”), initiate, facilitate, or encourage inquiries or the making of proposals or offers from such person. “Acceptable Company Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4. Nothing in this Section 5.4 shall prohibit the Company or the Company Board of Directors, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Company is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.4 or (2) disclosing factual information regarding the business, financial condition or results of operations of the Company or its Subsidiaries or the fact that a Company Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), the Company shall in good faith determine that such information, facts, identity or terms are required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(c) The Company shall promptly (and in any event within one business day after receipt) notify, orally and in writing, Parent after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in any event within one business day after receipt) provide copies to Parent of any written proposals, indications of interest and draft agreements relating to such Company Takeover Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in any event within one business day after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest and draft agreements relating to such Company Takeover Proposal).

(d) Except as permitted by this Section 5.4(d) or by Section 5.4(e), the Company Board of Directors shall not (i) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (iii) make any recommendation or public statement that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board of Directors in connection with a tender offer or exchange offer that constitutes a Company Takeover Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation or refers to the prior Company Recommendation of the Company Board of Directors) (it being understood that the Company Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action (or refraining from taking such action) being considered a Company Adverse Recommendation Change) or (iv) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company a Company Takeover Proposal (any action described in this first paragraph of this Section 5.4(d) being referred to as a “Company Adverse Recommendation Change”).

Notwithstanding anything to the contrary set forth in this Agreement with respect to a Company Takeover Proposal, at any time, prior to obtaining the Company Common Shareholder Approval, the Company Board of Directors may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(i) if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a material breach of this Section 5.4, the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(i), (A) the Company has given Parent at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four business day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of

(1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(e) Other than in connection with a Company Takeover Proposal that has been determined by the Company Board of Directors to be a Company Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board of Directors has determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board of Directors to effect a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board of Directors not to make a Company Adverse Recommendation Change pursuant to this Section 5.4(e), and (C) the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board of Directors to effect a Company Adverse Recommendation Change in response to a Company Intervening Event would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board of Directors from taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other disclosure to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or making a disclosure that is required by applicable Law; provided, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board of Directors in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board of Directors.

(g) Notwithstanding anything to the contrary contained in Section 5.4, prior to the receipt of the Company Common Shareholder Approval, the Company shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to engage in any negotiations with or provide any non-public information to) any person that has made a Company Takeover Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board of Directors to make an informed determination under Section 5.4(b).

Section 5.5 Parent No Solicitation.

(a) Except as permitted by this Section 5.5, Parent shall, shall cause each of its affiliates and its and their respective officers and directors to, and shall use reasonable best efforts to cause the Representatives of Parent or any of its affiliates to:

(i) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Parent Takeover Proposal and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has entered into a confidentiality or non-disclosure agreement that has not been terminated or expired and was executed within the 12-month period prior to the date of this Agreement in connection with any actual or potential Parent Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives;

(ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly:

(A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal,

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information regarding Parent in connection with or for the purpose of encouraging or facilitating, a Parent Takeover Proposal, or

(C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral) with respect to a Parent Takeover Proposal (other than an Acceptable Parent Confidentiality Agreement entered into in accordance with Section 5.5(b)); and

(iii) Except to the extent necessary to take any actions that Parent or any third party would otherwise be permitted to take pursuant to this Section 5.5 or except to the extent that the Parent Board of Directors concludes, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board of Directors under applicable Law, (A) Parent and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill provision in any agreement to which Parent or any of its Subsidiaries is a party, or under the Support Agreements and, if applicable, the Voting Agreement and (B) Parent shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement.

(b) Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time from and after the date of this Agreement and prior to obtaining the Parent Stockholder Approval, Parent, directly or indirectly, receives a bona fide, unsolicited written Parent Takeover Proposal from any person that did not result from Parent’s, its affiliates’ or Parent’s or its affiliates’ Representatives’ material breach of this Section 5.5 and if the Parent Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Takeover Proposal constitutes or could reasonably be expected to lead to a Parent Superior Proposal, then Parent may, directly or indirectly:

(i) furnish, pursuant to an Acceptable Parent Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of Parent and its Subsidiaries, to the person who has made such Parent Takeover Proposal and its Representatives and potential sources of financing; provided, that Parent shall substantially concurrently with the delivery to such person provide to the Company any non-public information concerning Parent or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to the Company; and

(ii) engage in or otherwise participate in discussions or negotiations with the person making such Parent Takeover Proposal and its Representatives and potential sources of financing regarding such Parent Takeover Proposal, and solicit (it being understood that no solicitation under this clause (ii) shall result in any proposal or offer being deemed to be “unsolicited”), initiate, facilitate, or encourage inquiries or the making of proposals or offers from such person. “Acceptable Parent Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to Parent than those applicable to the Company that are contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by Parent with any of the provisions of this Section 5.5. Nothing in this Section 5.5 shall prohibit Parent or the Parent Board of

Directors, directly or indirectly through any officer, employee or Representative, from (1) informing any person that Parent is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.5 or (2) disclosing factual information regarding the business, financial condition or results of operations of Parent or its Subsidiaries or the fact that a Parent Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), Parent shall in good faith determine that such information, facts, identity or terms are required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(c) Parent shall promptly (and in any event within one business day after receipt) notify, orally and in writing, the Company after receipt by Parent or any of its Representatives of any Parent Takeover Proposal, including the identity of the person making the Parent Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in any event within one business day after receipt) provide copies to the Company of any written proposals, indications of interest and draft agreements relating to such Parent Takeover Proposal. Parent shall keep the Company reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Parent Takeover Proposal (including by promptly (and in any event within one business day after receipt) providing to the Company copies of any additional or revised written proposals, indications of interest and draft agreements relating to such Parent Takeover Proposal).

(d) Except as permitted by this Section 5.5(d) or by Section 5.5(e), the Parent Board of Directors shall not (i) fail to include the Parent Recommendation in the Proxy Statement/Prospectus, (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation, the Support Agreements and, if applicable, the Voting Agreement (iii) make any recommendation or public statement that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board of Directors in connection with a tender offer or exchange offer that constitutes a Parent Takeover Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Parent Recommendation or refers to the prior Parent Recommendation of the Parent Board of Directors) (it being understood that the Parent Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action (or refraining from taking such action) being considered a Parent Adverse Recommendation Change) or (iv) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of Parent a Parent Takeover Proposal (any action described in this first paragraph of this Section 5.5(d) being referred to as a “Parent Adverse Recommendation Change”).

Notwithstanding anything to the contrary set forth in this Agreement with respect to a Parent Takeover Proposal, at any time, prior to obtaining the Parent Stockholder Approval, the Parent Board of Directors may make a Parent Adverse Recommendation Change if, after receiving a bona fide, unsolicited Parent Takeover Proposal that did not result from a material breach of this Section 5.5, the Parent Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Parent Takeover Proposal constitutes a Parent Superior Proposal and (ii) in light of such Parent Takeover Proposal, the failure to take such action would reasonably be likely to be inconsistent with the Parent Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Parent Adverse Recommendation Change, (A) Parent has given the Company at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Parent Superior Proposal) and has contemporaneously provided to the Company a copy of the Parent Superior Proposal, a copy of any proposed transaction agreements with the person making such Parent Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Parent, a written summary of the material terms thereof), (B) Parent has negotiated, and has caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) the Parent Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal if the revisions proposed by the Company were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four business day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time Parent shall be required to comply with the requirements of this Section 5.5(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(e) Other than in connection with a Parent Takeover Proposal that has been determined by the Parent Board of Directors to be a Parent Superior Proposal (which shall be subject to Section 5.5(d) and shall not be subject to this Section 5.5(e)), nothing in this Agreement shall prohibit or restrict the Parent Board of Directors from making a Parent Adverse Recommendation Change in response to a Parent Intervening Event if the Parent Board of Directors has determined in good faith, after consultation with its outside legal counsel, that the failure of the Parent Board of Directors to effect a Parent Adverse Recommendation Change would reasonably be likely to be inconsistent with the Parent Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Parent Adverse Recommendation Change, (A) Parent has given the Company at least four business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) Parent has negotiated, and has caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would permit the Parent Board of Directors not to make a Parent Adverse Recommendation Change pursuant to this Section 5.5(e), and (C) the Parent Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Parent Board of Directors to effect a Parent Adverse Recommendation Change in response to a Parent Intervening Event would reasonably be likely to be inconsistent with the Parent Board of Directors’ fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.5 or elsewhere in this Agreement shall prohibit Parent or the Parent Board of Directors from taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other disclosure to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act or making a disclosure that is required by applicable Law; provided, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Parent Recommendation) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board of Directors in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Parent Board of Directors.

(g) Notwithstanding anything to the contrary contained in Section 5.5, prior to the receipt of the Parent Stockholder Approval, Parent shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to engage in any negotiations with or provide any non-public information to) any person that has made a Parent Takeover Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Parent Board of Directors to make an informed determination under Section 5.5(b).

Section 5.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus and shall, for the avoidance of doubt, register the issuance of the Parent Common Stock, issued at the Effective Time in the Merger. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Form S-4 is declared or becomes effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (not to be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission with respect to the Form S-4 or the Proxy Statement/Prospectus. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of each party.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval (as such meeting may be adjourned or postponed in accordance with this Agreement, the “Parent Stockholders’ Meeting”) and not postpone or adjourn the Parent Stockholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of the approval and adoption of this Agreement and the Merger, the Parent Share Issuance or the Parent Charter Amendment, as contemplated by this Agreement, if sufficient votes to constitute the Parent Stockholder Approval have not been obtained. Subject to Section 5.5 and applicable Law, Parent will, through its Board of Directors, recommend that its stockholders approve and adopt this Agreement and the Merger, the Parent Share Issuance and the Parent Charter Amendment, as contemplated by this Agreement, and will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and the Merger, the Parent Share Issuance and the Parent Charter Amendment, as contemplated by this Agreement, and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its shareholders, for the purpose of obtaining the Company Shareholder Approvals (as such meeting may be adjourned or postponed in accordance with this Agreement, the “Company Shareholders’ Meeting”) and not postpone or adjourn the Company Shareholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of approval of this Agreement if sufficient votes to constitute the Company Common Shareholder Approval have not been obtained. Subject to Section 5.4 and applicable Law, the Company will, through its Board of Directors, recommend that the holders of Company Common Stock approve this Agreement and will use reasonable best efforts to solicit from the holders of Company Common Stock proxies in favor of the approval of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by the rules of NASDAQ or applicable Laws to obtain such approvals.

Section 5.7 Regulatory Approvals; Efforts.

(a) Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, including under any applicable Laws, to consummate and make effective the Merger, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Merger, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the Merger and the other transactions contemplated by this Agreement. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger, the parties hereto shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger. Additionally, each of Parent and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, authorization, Order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, clearances, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.7. In that regard, each party shall promptly consult with the other party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of), all filings, notices or other submissions made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any Governmental Entity regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication with any such Governmental Entity. If either party to this Agreement or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in substantial compliance with such request. Neither party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Merger or other confidential information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(c) Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Surviving Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Surviving Company or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action (each, a “Divestiture Action”), in each case, as may be required in order to avoid the commencement of any Action to prohibit the Merger or any other transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the End Date). To assist Parent in complying with its obligations set forth in this Section 5.7(c), at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing. The Company shall not, without the written consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.7 or elsewhere shall require, or be deemed to require, Parent to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect.

(d) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten business days after the date of this Agreement, the notification and report forms required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(e) Notwithstanding anything to the contrary contained herein, the parties agree that it is Parent’s sole right to devise strategy, actions and timing for obtaining all required consents, clearances, authorizations, Orders and approvals under the HSR Act.

Section 5.8 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to this Agreement, the Support Agreements, the Voting Agreement (if and when entered into), the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on this Agreement and the transactions contemplated hereby.

Section 5.9 Public Announcements. Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall use reasonable best efforts to consult with each other before issuing any press release or public statement with respect to the transactions contemplated hereby to the extent they have not been previously issued or disclosed. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Notwithstanding the foregoing, a party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger. Notwithstanding anything to the contrary contained herein, no provision this Agreement shall be deemed to restrict in any manner a party’s ability to communicate with its employees, and neither party shall be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Takeover Proposal or a Parent Takeover Proposal, as applicable, and matters related thereto or a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable, other than as set forth in Section 5.4 or Section 5.5, as applicable.

Section 5.10 Indemnification, Advancement of Expenses and Insurance.

(a) Parent agrees that all rights to exculpation, indemnification, advancement of expenses and arrangements of self-insurance for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective articles or certificate of incorporation or bylaws or other organizational documents or in any agreement shall, from and after the Effective Time, survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Company shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions and arrangements of self-insurance of the Company’s and any of its Subsidiaries’ articles or certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification, advancement of expenses provisions or arrangement of self-insurance of the Surviving Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification, advancement of expenses and arrangements of self-insurance in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance expenses in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by an Indemnified Party in defense of such claim, suit, proceeding or investigation to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party who has requested an advance of expenses provides an undertaking consistent with the Company Organizational Documents and to the extent required by Texas law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, Parent and the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay, in respect of any year after the Effective Time, annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company elects in its sole discretion, then the Company may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided, that in no event shall the cost of such policy, if purchased by the Company, exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles or certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the TBOC, the DGCL or otherwise.

(f) In the event that Parent or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the sole continuing or sole surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent, as the case may be, shall assume the obligations of such party set forth in this Section 5.10. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10, and

(ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and its successors and assigns.

Section 5.11 Employee Matters.

(a) Effective as of the Effective Time and continuing until the applicable date specified below, Parent or its applicable Subsidiary, including the Surviving Company, shall provide to employees of the Company or its Subsidiaries who were employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who continue to be employed by Parent or any of its Subsidiaries immediately following the Effective Time (the “Company Employees”) (i) until the first anniversary of the Effective Time, base salary or base wages that are no less favorable than the base salary or base wage rate provided to such Company Employee immediately prior to the Effective Time, (ii) until December 31, 2019, a target annual cash incentive opportunity that is no less than the target annual cash incentive opportunity provided to such Company Employee immediately prior to the Effective Time, (iii) from January 1, 2020 to December 31, 2020, a target annual cash incentive opportunity substantially consistent with the target annual cash incentive opportunity provided by Parent to similarly situated employees of Parent, as determined in accordance with Parent’s compensation policies, (iv) long-term incentive opportunities that are substantially consistent with the long-term incentive opportunities provided by Parent to similarly situated employees of Parent, as determined in accordance with Parent’s compensation policies; provided that, for calendar year 2020, the combined target annual cash incentive opportunity, cash bonus awards and long-term incentive opportunities offered to each Company Employee by Parent will be substantially consistent with the combined target annual cash incentive opportunity and long-term incentive opportunities offered by the Company to such Company Employee for the calendar year in which the Effective Time occurs or, if the Effective Time occurs in calendar year 2020 and such opportunities have not yet been established for 2020, for calendar year 2019, and (v) other employee benefits (excluding defined benefit, nonqualified deferred compensation, long-term incentive, retention equity or equity-based, severance, post-service or retiree health or welfare benefits) that are substantially comparable, in the aggregate, to other employee benefits (excluding defined benefit, nonqualified deferred compensation, long-term incentive, retention equity or equity-based, severance, post-service or retiree health or welfare benefits) provided to such Company Employee immediately prior to the Effective Time. With respect to any Company Employee who is not eligible to receive and does not receive an equity-based long-term incentive grant under Parent’s long-term incentive compensation program in the annual grant cycle that immediately follows the Effective Time, but who did receive a grant pursuant to the Company’s long-term incentive program in the annual grant cycle prior to the Effective Time, Parent shall provide to such Company Employee in the calendar year that includes the annual equity grant cycle following the Effective Time, a cash bonus award that (i) is equivalent to one-third of the grant date value of the long-term incentive grant that such Company Employee received in the annual grant cycle immediately prior to the Effective Time and (ii) shall vest upon the one year anniversary of the grant date of such award.

(b) Following the Closing Date, Parent shall cause any employee benefit plans sponsored or maintained by Parent or its Subsidiaries, including the Surviving Company, in which the Company Employees are eligible to participate (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries prior to the Closing Date for purposes of eligibility and vesting under any 401(k) and paid time off plan, and for purposes of determining the level of paid time off benefits under such analogous Post-Closing Plans, in each case, for the same purpose and to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides post-service or retiree health or welfare benefits, (ii) operate to duplicate any benefits or compensation of a Company Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement that is grandfathered or frozen, either with respect to level of benefits or participation, or for purposes of any plan or arrangement that provides equity or equity-based compensation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which the Effective Time occurs,

Parent shall use commercially reasonable efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the analogous Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Company Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under its plans. In the plan year in which the Closing occurs, Parent shall use commercially reasonable efforts to cause such credited expenses under this Section 5.11(b) to also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of a Post-Closing Plan providing health benefits to the extent such expenses would have been recognized under the analogous Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Without limiting the foregoing, for purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Effective Time occurs, Parent or its applicable Subsidiary will honor all unused vacation and other paid time off days and not yet used, accrued or earned by such Company Employee as of the Effective Time for the calendar year in which the Effective Time occurs.

(c) Each Company Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2019 under a Company Benefit Plan for which a description has been provided to Parent prior to the date hereof and who remains employed with Parent or its Subsidiaries through the regular payment date for such bonus shall receive in cash, on such regular payment date (which shall be in calendar year 2020 but on or before April 1, 2020), the following bonus to the extent such bonus is not otherwise paid prior to the Effective Time: (i) for the period from January 1, 2019 through the earlier of the Effective Time or December 31, 2019, a bonus in an amount determined based on the level of attainment of the applicable performance measures under such Company Benefit Plan (as provided to Parent prior to the date hereof) measured as of such earlier date against budgeted performance for such period (applying the budget in effect as of the date hereof), but in no event less than 100% of the target amount of such bonus, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (ii) if applicable, for the post-Effective Time portion of 2019, an annual bonus opportunity prorated for the post-Effective Time portion of the year in which the Effective Time occurs in accordance with Section 5.11(a)(i).

(d) If the Effective Time occurs in 2020, each Company Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2020 under a Company Benefit Plan and who remains employed with Parent or its Subsidiaries through the regular payment date for such bonus shall receive in cash, on such regular payment date, the following bonus to the extent such bonus is not otherwise paid prior to the Effective Time: (i) for the period from January 1, 2020 through the Effective Time (or the last day of the month immediately preceding the Effective Time, if the Effective Time does not occur on the last day of a month) a bonus in an amount determined based on the level of attainment of the applicable performance measures under such Company Benefit Plan (as provided to Parent in the first quarter of 2020) measured as of the Effective Time (or the last day of the month immediately preceding the Effective Time, if the Effective Time does not occur on the last day of a month) against budgeted performance for such period (applying the budget in effect as of January 1, 2020), but in no event less than 100% of the target amount of such bonus, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (ii) if applicable, for the post-Effective Time portion of 2020, an annual bonus opportunity prorated for the post-Effective Time portion of the year in which the Effective Time occurs in accordance with Section 5.11(a)(i).

(e) From and after the Effective Time, Parent shall, or shall cause the Surviving Company to, honor all accrued and vested benefits under the Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time. The parties hereby acknowledge that a “change of control” or “change in control” (or term of similar import) within the meaning of each of the Company Benefit Plans identified in Section 5.11(e) of the Company Disclosure Schedule will occur at or immediately prior to the Effective Time, as applicable.

(f) At the written request of Parent provided no later than ten business days prior to the Closing Date, the Company and its Subsidiaries shall, at least one (1) business day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) to terminate, any and all Company Benefit Plans or any other benefit plan, in each case, intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”), or participation in and sponsorship of such plan if the Company or any of its Subsidiaries are not the primary sponsor, and to fully vest all participants under such Company 401(k) Plan, such termination and vesting to be effective no later than the business day preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the Closing. The Company and its Subsidiaries shall provide Parent with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider or any other person any right to employment or service with or to continue in the employ or service of Parent, the Surviving Company or any affiliate thereof or any right to any particular term or condition of employment or service, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their respective affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, terminate, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit or compensation plan, program, policy, Contract, agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their respective Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or affiliates to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit, compensation or employment plan, program, policy, Contract, agreement or arrangement after the Closing Date. Nothing in this Section 5.11 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof) or any other person (other than the parties to this Agreement).

Section 5.12 Control of Operations. Without in any way limiting either party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Transaction Litigation. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any shareholder litigation against the Company or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that, except to the extent permitted pursuant to Section 5.1(b)(O), it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the

Company or its directors, executive officers or similar persons by any shareholder of the Company relating to this Agreement, the Merger or any other transaction contemplated hereby without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 5.15 Reorganization. The parties shall cooperate and use their respective reasonable best efforts in order for Parent and the Company to obtain the tax opinions referenced in Section 6.2(d) and Section 6.3(d), whether from the named law firm or, if the named law firm is unable to issue such opinion, from such other reputable law firm, and any Tax opinions required to be filed with the SEC in connection with the filing of the Form S-4. Parent and the Company shall execute and deliver to each of Baker Botts L.L.P., counsel to the Company, and Kirkland & Ellis LLP, counsel to Parent, or such other reputable law firm as may be asked to give such opinion, certificates substantially in the forms attached hereto as Exhibits C and D, in each case, with any modifications thereto that are reasonably requested by counsel, at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 6.2(d), Section 6.3(d) or any Tax opinions required to be filed with the SEC in connection with the filing of the Form S-4 as the case may be. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Notwithstanding anything herein to the contrary, none of the Company, Surviving Company or Parent will take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The parties will take the position for all Tax purposes that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, unless a contrary position is required by a final determination within the meaning of Section 1313 of the Code.

Section 5.16 Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.17 Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 5.18 Financing Cooperation.

(a) The Company and Parent shall cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under any of the Company’s outstanding debt securities, the Company Credit Agreement (or commitment letters in respect of bank or institutional loans) in connection with the Merger; provided that none of the Company, its Subsidiaries or their Representatives shall be required to execute or deliver, or agree to any change or modification of, any agreement or document that is effective prior to the Closing or that would be effective if the Closing does not occur.

(b) From and after the date of this Agreement and through the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article VII, the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to, and cause its and their Representatives to, provide, after a request from Parent or any of its Representatives to do so, on a timely basis, such customary assistance and cooperation as is reasonably requested by Parent to assist Parent in the arrangement, syndication and consummation of bank or capital markets or institutional debt financing transactions anticipated to be consummated in connection with the transactions contemplated by this Agreement (the “Financing”), including (i) providing the Company Reserve Reports, lease operating statements and production reports with respect to the Company Oil and Gas Interests evaluated in the Company Reserve Reports for the fiscal year ended December 31, 2018 and for each fiscal quarter thereafter ending at least 45 days prior to the Closing Date; (ii) providing other financial statements, data, information and assistance and cooperation reasonably necessary for Parent in each such case to prepare pro forma combined financials pursuant to the terms of the Commitment Letters; (iii) providing other financial statements, financial data and information regarding the Company and its Subsidiaries reasonably requested by Parent to consummate the Financing and to the extent customary, consenting to the inclusion thereof in the Financing (such consent not to be unreasonably withheld, conditioned or delayed); and (iv) providing Parent and its Representatives such information regarding the Company’s business, and making available such personnel, as Parent may reasonably request in order to assist Parent in connection with any activities relating to any Financing. All non-public information exchanged pursuant to this Section 5.18 shall be subject to the Confidentiality Agreement.

(c) Notwithstanding anything to the contrary set forth in this Section 5.18, in connection with the Financing or any other action contemplated by this Section 5.18, (i) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action pursuant to this Section 5.18 to the extent such requested action would reasonably be expected to interfere unreasonably with the ongoing business or operations of the Company and its Subsidiaries; (ii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or take any other action under this Section 5.18, or execute or deliver any certificate, document, legal opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection therewith, in each case, that (A) is effective prior to the Effective Time or that would be effective if the Effective Time does not occur or (B) would be inaccurate in light of the facts and circumstances at the time approved, authorized, executed or delivered, as applicable; (iii) none of the Company or its Subsidiaries or any of their respective Representatives shall become bound by any terms of the Financing or any other action contemplated by this Section 5.18 prior to the Effective Time; (iv) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense for which it has not received simultaneous or prior reimbursement or, with respect to immaterial costs or expenses, for which it is not indemnified by or on behalf of Parent in connection with the Financing or any other action contemplated by this Section 5.18 prior to the Effective Time; (v) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing or any other action contemplated by this Section 5.18, the disclosure of which, in the reasonable good faith judgment of the Company, is restricted by Contract with an unaffiliated third party or applicable law, is subject to attorney-client privilege (except that such person shall use commercially reasonable efforts to disclose such information in a way that would not jeopardize such privilege) or would result in the disclosure of any trade secrets or the violation of any confidentiality obligation; (vi) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver any financial information in a form not customarily prepared by the Company or its Subsidiaries in the ordinary course of their business and not readily available to it; (vii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion or negative assurance letter in connection with the Financing or any other action contemplated by this Section 5.18; (viii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, any of their respective organizational or governing documents, or any applicable law or Contracts; (ix) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; (x) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to cause any director, officer, employee, shareholder or Representative of the Company or any of its Subsidiaries to incur any personal liability; and (xi) none of the Company or its Subsidiaries, prior to the Effective Time, shall be an issuer or other obligor with respect to the Financing.

(d) Parent shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives (the “Section 5.18 Indemnified Parties”) from and against any and all losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by them in connection with (i) any action taken by them at the request of Parent pursuant to this Section 5.18 or the Preferred Redemption, (ii) any information utilized in connection therewith (other than information provided by the Company and its Subsidiaries specifically for inclusion or incorporation by reference therein), (iii) any and all matters contemplated by or related to this Section 5.18 or (iv) relating to the Preferred Redemption; provided, however, that the foregoing indemnity shall not apply to the extent any such Loss results from fraud or willful misconduct on the part of the Company, its Subsidiaries or their respective Representatives as determined by a court of competent jurisdiction in a final and non-appealable judgment (an “Adverse Determination”). Parent shall, promptly upon request by the Company, or the person to be indemnified, reimburse each of the Section 5.18 Indemnified Parties for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by such Section 5.18 Indemnified Parties in connection with this Section 5.18, whether or not the Financing, the Merger or the Preferred Redemption is consummated or this Agreement is terminated, subject to the obligation to repay such reimbursement upon an Adverse Determination. The obligations of Parent under this Section 5.18 shall not be terminated, amended or modified in any manner so as to adversely affect any Section 5.18 Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.18 applies without the consent of such Section 5.18 Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Section 5.18 Indemnified Parties to whom this Section 5.18 applies shall be third-party beneficiaries of this Section 5.18, and (ii) this Section 5.18 shall survive consummation of the Merger and shall be enforceable by such Section 5.18 Indemnified Parties and their respective successors, heirs and legal representatives against Parent and its successors and assigns.

(e) The Company shall, and shall cause each of its applicable Subsidiaries to deliver to Parent and the administrative agent under any Payoff Indebtedness, at least three business days prior to the Closing, all reasonably requested notices (provided that any notice with respect to the termination of commitments with respect to any Payoff Indebtedness or repayment of any Payoff Indebtedness may be conditioned upon the Closing or the entrance into a new credit facility on the Closing Date) and documentation and take all reasonably requested other actions to facilitate the repayment and termination on the Closing Date of any Payoff Indebtedness of the Company, including using reasonable best efforts to obtain customary payoff letters from each holder of Payoff Indebtedness that will be outstanding immediately prior to the Closing, in form reasonably satisfactory to Parent, setting forth the total amounts payable to each holder of such Payoff Indebtedness to fully satisfy all principal, interest and Prepayment Expenses as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement of the agent with respect to the Payoff Indebtedness that upon payment in full of all such amounts, (i) the loan documents shall be terminated (other than with respect to provisions therein which expressly survive the termination of such loan documents) with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and (ii) all Liens on the Company and its Subsidiaries and their respective assets and equity securing such Payoff Indebtedness shall be released and terminated (the “Payoff Letters”), together with any applicable documents necessary to evidence the release and termination of all Liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Payoff Indebtedness, in each case to be effective upon payment of all required amounts in connection therewith on the Closing Date.

(f) Parent shall, promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs paid to third parties (including reasonable attorneys’ fees) incurred in connection with any action taken by the Company or any of its Subsidiaries pursuant to Section 5.18(a), or Section 5.18(b), whether or not either the Financing, the Merger or the Preferred Redemption is consummated or this Agreement is terminated, subject to the obligation to repay such reimbursement upon an Adverse Determination.

(g) Parent (i) acknowledges and agrees that neither the obtaining of financing nor any refinancing of existing indebtedness by any person is a condition to the Closing and (ii) reaffirms its obligation to consummate the Merger and the transactions contemplated hereby in accordance with the terms of this Agreement irrespective and independently of the availability of any financing or refinancing, subject to the satisfaction or waiver of the conditions set forth in Section 6.2 and Section 6.3.

Section 5.19 Redemption of Company Preferred Stock.

(a) If there is no Company Preferred Approval Event, then at least five days before the Closing Date, the Company shall transmit to the holders of Company Preferred Stock a Company Redemption Notice. The Company Redemption Notice (i) shall state that each share of Company Preferred Stock held by such holder shall be redeemed by the Company on a Secondary Company Redemption Date that is expected by the parties to be the Closing Date and (ii) may, at the Company’s option include as a condition (which may be waived by the Company in its sole discretion) to any obligation of the Company to effect the Preferred Redemption, that Parent and its Subsidiaries shall have made an irrevocable deposit with the Paying Agent for the Company’s benefit and on its behalf of the full amount in cash necessary to pay on the Closing Date the Secondary Company Redemption Price for all shares of the Company Preferred Stock (the “Preferred Deposit”). If there is no Company Preferred Approval Event, then no later than the opening of business on the Closing Date, (i) Parent shall make the Preferred Deposit with the Paying Agent and (ii) the Company shall at the time of the Preferred Deposit give the Paying Agent irrevocable instructions and authority to pay on the date set for redemption the Secondary Company Redemption Price to the holders of Company Preferred Stock to be redeemed as set forth in the Company Redemption Notice. Notwithstanding anything to the contrary contained in this Agreement, if Parent fails to make the Preferred Deposit as contemplated by the preceding sentence, the Company may, in its sole discretion, make all or any part of the Preferred Deposit with the Paying Agent and may effect the Preferred Redemption if there is no Company Preferred Approval Event.

(b) None of the Company or its Subsidiaries or any of their respective Representatives shall be required to make any payment or deposit any funds related thereto or execute or deliver any certificate, document, legal opinion, instrument or agreement, or agreement to any change or modification of any existing certification, document, instrument or agreement in connection therewith, or be bound by the terms of the Preferred Redemption, in each case, that is effective prior to the time that Parent or the Company makes the Preferred Deposit with the Paying Agent described in this Section 5.19 or that would be effective if either the Preferred Deposit or the Effective Time does not occur.

(c) None of the Company or its Subsidiaries or any of their respective Representatives shall be required in connection with the Preferred Redemption to (i) pay any fee or incur any other cost or expense for which it has not received simultaneous or prior reimbursement or, with respect to immaterial costs or expenses, for which it is not indemnified under Section 5.18(d) by or on behalf of Parent or (ii) cause any director, officer, employee, stockholder or representative of the Company or any of its Subsidiaries to incur any personal liability.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall have no obligations to effect the Preferred Redemption or to take the other actions under this Section 5.19, and the Company Board of Directors shall have no obligation to approve any such action, if the Company Board of Directors at any time determines that (i) after giving effect to the Preferred Redemption (including the Preferred Deposit), the Company would reasonably be expected to be Insolvent, (ii) the surplus of the Company prior to the Preferred Redemption would reasonably be expected to be less than the amount of the Preferred Redemption or (iii) funds are otherwise not legally available for the Preferred Redemption, in each case as determined under the TBOC.

(e) Parent shall, and shall cause each of its Subsidiaries to and shall use reasonable best efforts to cause their respective Representatives to cooperate with the Company as to all matters on the Preferred Redemption and shall provide to the Company all reasonably requested cooperation for the Preferred Redemption, including providing in the form reasonably requested by the Company, information regarding Parent, its Subsidiaries and the Surviving Company (including providing the information and documents contemplated by Section 21.314 of the TBOC) whether requested of Parent or its Representatives and which shall include financial and other information that assumes the completion of the Merger, the Preferred Redemption and the transactions contemplated hereby.

(f) The Company shall, and shall cause each of its Subsidiaries to and shall use reasonable best efforts to cause their respective Representatives to, cooperate with Parent as to all matters on the Preferred Redemption and shall provide to Parent all reasonably requested cooperation for the Preferred Redemption, including providing in the form reasonably requested by Parent, information regarding the Company and its Subsidiaries (including providing the information and documents contemplated by Section 21.314 of the TBOC) whether requested of the Company or its Representatives and which shall include financial and other information that assumes the completion of the Merger, the Preferred Redemption and the transactions contemplated hereby.

Section 5.20 Derivative Contracts. The Company, in its reasonable judgment, may, and may cause its Subsidiaries to, enter into Derivatives with respect to the production and marketing of Hydrocarbons of the Company and its Subsidiaries, in each case in the ordinary course of business and subject to any limitations set forth in any Company Material Contract.

Section 5.21 New Preferred Stock. If there is a Company Preferred Approval Event, then at least three business days prior to the Closing, Parent shall take any and all actions necessary to file a certificate of designations for the Parent New Preferred Stock with the Secretary of State of the State of Delaware.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Common Shareholder Approval and Parent Stockholder Approval shall have been obtained.

(b) No Order of any Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC, unless subsequently withdrawn.

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) All waiting periods applicable to the Merger under the HSR Act, including waiting periods for any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.

(f) Either (i) the Company Preferred Approval Event shall have occurred or (ii) the Preferred Deposit shall have been deposited with the Paying Agent as contemplated by Section 5.19 and all of the Company Preferred Stock is deemed to no longer be outstanding in accordance with the Company Preferred Statement of Resolutions.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or the waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent set forth in (i) this Agreement (other than in Section 4.2(a), Section 4.2(b) and Section 4.10(b)) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 4.2(a) and Section 4.2(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 4.10(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date;

provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) Parent shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) The Company shall have received a written opinion from Baker Botts L.L.P., counsel to the Company, or such other reputable law firm of national standing, reasonably acceptable to the Company (or if any such counsel is unable to deliver such opinion, Kirkland & Ellis LLP), dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent and the Company and any of their respective affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such counsel, including Tax representation letters in substantially the forms attached hereto as Exhibits C and D, dated as of the date of such opinion.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.2(a), Section 3.2(b) and Section 3.10(b)) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 3.2(a) and Section 3.2(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 3.10(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Parent shall have received a written opinion from Kirkland & Ellis LLP, counsel to Parent, or such other reputable law firm of national standing, reasonably acceptable to Parent (or if any such counsel is unable to deliver such opinion, Baker Botts L.L.P.), dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent and the Company and any of their respective affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such counsel, including Tax representation letters in substantially the forms attached hereto as Exhibits C and D, dated as of the date of such opinion.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company or Parent has been obtained:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to February 14, 2020 (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(e), or Section 6.1(f) shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date not beyond April 14, 2020, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if a Law is enacted, issued, promulgated or enforced or an Order shall have been entered, either of which is permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if any such Order was due to the material breach of such party to perform any of its obligations under this Agreement;

(d) by (i) either the Company or Parent, if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained or (ii) either the Company or Parent, if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Common Shareholder Approval shall not have been obtained;

(e) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein, which would itself result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein, which would itself result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

(g) by Parent, prior to receipt of the Company Common Shareholder Approval, (i) in the event of a Company Adverse Recommendation Change or (ii) in the event the Company shall have Willfully Breached Section 5.4, other than in the case where (A) such Willful Breach is a result of an isolated action by a person that is a Representative of the Company, (B) the Company uses reasonable best efforts to remedy such Willful Breach and (C) Parent is not significantly harmed as a result thereof;

(h) by the Company, prior to receipt of the Parent Stockholder Approval, (i) in the event of a Parent Adverse Recommendation Change or (ii) in the event Parent shall have Willfully Breached Section 5.5, other than in the case where (A) such Willful Breach is a result of an isolated action by a person that is a Representative of Parent, (B) Parent uses reasonable best efforts to remedy such Willful Breach and (C) the Company is not significantly harmed as a result thereof; and

(i) by the Company, prior to receipt of the Company Common Shareholder Approval and if the Company shall not have Willfully Breached Section 5.4, in order to enter into a definitive agreement with respect to a Company Superior Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 7.1(i)); provided, that any such purported termination by the Company pursuant to this Section 7.1(i) shall be void and of no force or effect unless the Company pays to Parent, the Company Termination Fee in accordance with Section 7.3(c).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and liability for any damages (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the holders of equity securities of the Company, which shall be deemed to be damages of the Company) arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated pursuant to Section 7.1(d)(ii) [Company Vote Down], (i) the Company shall pay Parent up to $7,500,000 in respect of Parent’s expenses in connection with this Agreement (the “Parent Expense Reimbursement”) and (ii) if (A) a Company Takeover Proposal made after the date hereof but before the date of the Company Shareholders’ Meeting, including any Company Takeover Proposal made prior to the date hereof that is amended or reaffirmed after the date hereof by the person that made such prior Company Takeover Proposal, shall have been publicly announced or shall have become publicly known, and not withdrawn at least five business days prior to the Company Shareholders’ Meeting, and (B) at any time on or prior to twelve months after a termination pursuant to Section 7.1(d)(ii) [Company Vote Down], the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated, the Company shall pay Parent the Company Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Parent Expense Reimbursement). “Company Termination Fee” shall mean a cash amount equal to $47,400,000.

(b) If this Agreement is terminated (i) by Parent pursuant to Section 7.1(g) [Company Adverse Recommendation Change or Willful Breach of No Shop], (ii) by the Company pursuant to Section 7.1(b) [End Date] and, at the time of such termination, (A) the Company Common Shareholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(g) [Company Adverse Recommendation Change or Willful Breach of No Shop], or (iii) by Parent or the Company pursuant to Section 7.1(b) [End Date] or by Parent pursuant to Section 7.1(f) [Company’s Breach], and in the case of any termination pursuant to this clause (iii), (A) a Company Takeover Proposal made after the date hereof but before the date of any termination, including any Company Takeover Proposal made prior to the date hereof that is amended or reaffirmed after the date hereof by the person that made such prior Company Takeover Proposal, shall have been publicly announced or shall have become publicly known, and not withdrawn at least five business days prior to such termination, and (B) at any time on or prior to twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated, the Company shall pay Parent the Company Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Parent Expense Reimbursement).

(c) If this Agreement is terminated by the Company pursuant to Section 7.1(i) [Company Superior Proposal], then the Company shall pay Parent the Company Termination Fee.

(d) Notwithstanding anything to the contrary in this Agreement, if the Company Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Company Termination Fee pursuant to and in accordance with this Section 7.3, the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud or a willful and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Company Termination Fee and the Parent Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee or Parent Expense Reimbursement is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Company Termination Fee or more than one payment of the Parent Expense Reimbursement. If Parent receives a Company Termination Fee, then Parent will not be entitled to also receive a payment for the Parent Expense Reimbursement and if the Company Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Company in respect of the Parent Expense Reimbursement, the amount of the Parent Expense Reimbursement actually received by Parent shall be deducted from the Company Termination Fee.

(e) Any payment of the Parent Expense Reimbursement required under Section 7.3(a)(i) shall be made within two business days of such termination by wire transfer (to an account designated by Parent) in immediately available funds. Any payment of the Company Termination Fee required under this Section 7.3 shall be made by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of Section 7.3(b)(ii) or Section 7.3(c), prior to or concurrently with such termination, (2) in the case of Section 7.3(b)(i), within two business days of such termination, and (3) in the case of Section 7.3(a)(ii) or Section 7.3(b)(iii), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or the consummation of the transactions contemplated by a Company Takeover Proposal.

(f) If this Agreement is terminated pursuant to Section 7.1(d)(i) [Parent Vote Down], (i) Parent shall pay the Company up to $7,500,000 in respect of the Company’s expenses in connection with this Agreement (the “Company Expense Reimbursement”) and (ii) if (A) a Parent Takeover Proposal made after the date hereof but before the date of the Parent Stockholders’ Meeting, including any Parent Takeover Proposal made prior to the date hereof that is amended or reaffirmed after the date hereof by the person that made such prior Parent Takeover Proposal, shall have been publicly announced or shall have become publicly known, and not withdrawn at least five business days prior to the Parent Stockholders’ Meeting, and (B) at any time on or prior to twelve months after a termination pursuant to Section 7.1(d)(i) [Parent Vote Down], Parent or any of its Subsidiaries enters into a definitive agreement with respect to any Parent Takeover Proposal or the transactions contemplated by any Parent Takeover Proposal are consummated, Parent shall pay the Company the Parent Termination Fee (less any amounts previously or concurrently paid to the Company in respect of the Company Expense Reimbursement). “Parent Termination Fee” shall mean a cash amount equal to $57,000,000.

(g) If this Agreement is terminated (i) by the Company pursuant to Section 7.1(h) [Parent Adverse Recommendation Change or Willful Breach of No Shop], (ii) by Parent pursuant to Section 7.1(b) [End Date] and, at the time of such termination, (A) the Parent Stockholder Approval shall not have been obtained and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(h) [Parent

Adverse Recommendation Change or Willful Breach of No Shop], or (iii) by the Company or Parent pursuant to Section 7.1(b) [End Date] or by the Company pursuant to Section 7.1(e) [Parent’s Breach], and in the case of any termination pursuant to this clause (iii), (A) a Parent Takeover Proposal made after the date hereof but before the date of any termination, including any Parent Takeover Proposal made prior to the date hereof that is amended or reaffirmed after the date hereof by the person that made such prior Parent Takeover Proposal, shall have been publicly announced or shall have become publicly known, and not withdrawn at least five business days prior to such termination, and (B) at any time on or prior to twelve months after such termination Parent or any of its Subsidiaries enters into a definitive agreement with respect to any Parent Takeover Proposal or the transactions contemplated by any Parent Takeover Proposal are consummated, Parent shall pay the Company the Parent Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Company Expense Reimbursement).

(h) Any payment of the Company Expense Reimbursement required under Section 7.3(f)(i) shall be made within two business days of such termination by wire transfer (to an account designated by the Company) in immediately available funds. Any payment of the Parent Termination Fee required under this Section 7.3 shall be made by wire transfer (to an account designated by the Company) in immediately available funds (1) in the case of Section 7.3(g)(ii), prior to or concurrently with termination of this Agreement, (2) in the case of Section 7.3(g)(i), within two business days of such termination, and (3) in the case of Section 7.3(f)(ii) or Section 7.3(g)(iii), upon the earlier of entering into such definitive agreement with respect to a Parent Takeover Proposal or the consummation of the transactions contemplated by a Parent Takeover Proposal.

(i) Notwithstanding anything to the contrary in this Agreement, if the Parent Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Parent Termination Fee pursuant to and in accordance with this Section 7.3, Parent shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud or a willful and material breach by Parent of this Agreement. Each of the parties hereto acknowledges that the Parent Termination Fee and the Company Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Parent Termination Fee or Company Expense Reimbursement is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to more than one payment of the Parent Termination Fee or more than one payment of the Company Expense Reimbursement. If the Company receives a Parent Termination Fee, then the Company will not be entitled to also receive a payment for the Company Expense Reimbursement and if the Parent Termination Fee is payable at such time as the Company has already received payment or concurrently receives payment from Parent in respect of the Company Expense Reimbursement, the amount of the Company Expense Reimbursement actually received by the Company shall be deducted from the Parent Termination Fee.

(j) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company and Parent would not enter into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(k) Solely for the purpose of this Section 7.3, “Company Takeover Proposal” and “Parent Takeover Proposal” shall have the relevant meaning ascribed thereto in Section 8.16(b), except in each case that references to 25% shall be changed to 50%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3 or as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses. For the avoidance of doubt, Parent shall pay all expenses of the Company and its Subsidiaries as set forth in Section 5.18(f) and Section 5.19(c).

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other party. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that notwithstanding the foregoing, (a) issues related to the Merger, general corporation law and other provisions set forth herein that are required to be governed by the TBOC shall be covered by and construed in accordance with the laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas and (b) any claims or causes of action against a Financing Source (whether at Law, in contract or in tort or otherwise) arising out of or relating to the Commitment Letters or otherwise involving a Financing Source shall, in each case, be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of either party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each of the parties hereto agree (on behalf of itself, its Subsidiaries and its affiliates and its and their respective equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) that it will not bring or support any action (legal or otherwise), cause of action, proceeding, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the other transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth above but with respect to the courts specified in this Section 8.5(b).

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email by the party to be notified; provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice by email or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Company:

Carrizo Oil & Gas, Inc.

500 Dallas Street

Suite 2300

Houston, TX 77002

Attention: Gerald A. Morton, General Counsel

Email: legalnotices@carrizo.com

with copies to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: Gene J. Oshman

                 James B. Marshall

Email: gene.oshman@bakerbotts.com

            james.marshall@bakerbotts.com

To Parent:

Callon Petroleum Company

1401 Enclave Parkway

Suite 600

Houston, TX 77007

Attention: Michol Ecklund, General Counsel

Email: mecklund@callon.com

with copies to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention: Sean T. Wheeler, P.C.

                 Douglas E. Bacon, P.C.

Email:       sean.wheeler@kirkland.com

                 doug.bacon@kirkland.com

or to such other address as either party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Either party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. To the fullest extent permitted by law, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by either of the parties hereto without the prior written consent of the other party. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision (or part thereof) of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions (or parts thereof) of this Agreement in any other jurisdiction. If any provision (or part thereof) of this Agreement is so broad as to be unenforceable, such provision (or part thereof) shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Parent or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Common Shareholder Approval, the Company Preferred Shareholder Approval or the Parent Stockholder Approval, as applicable, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE or NASDAQ require further approval of the applicable shareholders of the Company or stockholders of Parent, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or Parent, as applicable. Notwithstanding the foregoing, no amendments or modifications to the provisions which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 8.13 shall be permitted in a manner adverse in any material respect to any Financing Source without the prior written consent of the Financing Sources, which consent may not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, no failure or delay by either party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary in this Agreement. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend any prior or subsequent default, misrepresentation or breach or affect in any way rights arising by virtue of any prior or subsequent such occurrence.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent and the Company agree that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) after the Effective Time, except for (i) the right of the holders of the Company’s equity securities to receive the Merger Consideration or other consideration or property as specified in Article II, as applicable, on the terms and conditions of this Agreement and (ii) the provisions of Section 1.7, Section 5.10 and Section 5.18(d), this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, the Financing Sources shall be express third party beneficiaries of Section 7.1(b)-(e), Section 8.4, Section 8.5, Section 8.6, Section 8.11 and Section 8.15, which are intended to benefit and be enforceable by the Financing Sources.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof”, “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” References to “days” shall mean “calendar days” unless expressly stated otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, no Financing Source (i) shall have any liability or obligation to the parties hereto with respect to this Agreement or with respect to any claim or cause of action (whether in contract or in tort, in applicable Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the parties hereto that no personal liability or losses whatsoever shall attached to, be imposed on or otherwise be incurred by any Financing Source, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D) or (ii) shall have any rights or claims against the Company and of its Subsidiaries, Representatives or shareholders, arising out of this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing; provided that following the Closing and the consummation of the Financing, the foregoing will not limit any rights the Financing Sources have against the Company and its Subsidiaries under the definitive documentation governing the Financing.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner or managing member on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.16(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Acceptable Company Confidentiality Agreement” has the meaning set forth in Section 5.4(b)(ii) of this Agreement.

(ii) “Acceptable Parent Confidentiality Agreement” has the meaning set forth in Section 5.5(b)(ii) of this Agreement.

(iii) “Action” has the meaning set forth in Section 5.10(b) of this Agreement.

(iv) “Adverse Determination” has the meaning set forth in Section 5.18(d) of this Agreement.

(v) “Agreement” has the meaning set forth in the preamble to this Agreement.

(vi) “Book-Entry Shares” has the meaning set forth in Section 2.1(a)(v) of this Agreement.

(vii) “Cancelled Shares” has the meaning set forth in Section 2.1(a)(i) of this Agreement.

(viii) “Certificate” has the meaning set forth in Section 2.1(a)(v) of this Agreement.

(ix) “Certificates of Merger” has the meaning set forth in Section 1.3 of this Agreement.

(x) “Closing” has the meaning set forth in Section 1.2 of this Agreement.

(xi) “Closing Date” has the meaning set forth in Section 1.2 of this Agreement.

(xii) “Code” has the meaning set forth in the recitals to this Agreement.

(xiii) “Collective Bargaining Agreement” has the meaning set forth in Section 3.15 of this Agreement.

(xiv) “Commitment Letter” has the meaning set forth in the definition of “Financing Sources” in this Agreement.

(xv) “Company” has the meaning set forth in the preamble to this Agreement.

(xvi) “Company 2019 Budget” has the meaning set forth in Section 5.1(b)(E) of this Agreement.

(xvii) “Company 401(k) Plan” has the meaning set forth in Section 5.11(f) of this Agreement.

(xviii) “Company Adverse Recommendation Change” has the meaning set forth in Section 5.4(d) of this Agreement.

(xix) “Company Approvals” has the meaning set forth in Section 3.3(b) of this Agreement.

(xx) “Company Benefit Plan” has the meaning set forth in Section 3.9(a) of this Agreement.

(xxi) “Company Board of Directors” has the meaning set forth in the recitals to this Agreement.

(xxii) “Company Change in Control Severance Plan” means the Company’s Change in Control Severance Plan effective as of February 14, 2019.

(xxiii) “Company Common Shareholder Approval” has the meaning set forth in Section 3.3(a) of this Agreement.

(xxiv) “Company Common Stock” has the meaning set forth in Section 3.2(a) of this Agreement.

(xxv) “Company Credit Agreement” means that certain Credit Agreement dated as of January 27, 2011 among Carrizo Oil & Gas, Inc., as Borrower, BNP Paribas, as Administrative Agent, Credit Agricole Corporate and Investment Bank and Royal Bank of Canada, as Co-Syndication Agents, Capital One, N.A. and Compass Bank, as Co-Documentation Agents, BNP Paribas Securities Corp. as Sole Lead Arranger and Sole Bookrunner, and the Lenders party thereto, as amended, supplemented or modified by (i) that certain First Amendment dated as of March 26, 2012, (ii) that certain Resignation, Consent and Appointment Agreement dated as of April 20, 2012, (iii) that certain Second Amendment dated as of September 4, 2012, (iv) that certain Third Amendment dated as of September 27, 2012, (v) that certain Fourth Amendment dated as of October 9, 2013, (vi) that certain Fifth Amendment dated as of October 7, 2014, (vii) that certain Sixth Amendment dated as of May 5, 2015, (viii) that certain Seventh Amendment dated as of October 30, 2015, (ix) that certain Eighth Amendment dated as of May 3, 2016, (x) that certain Ninth Amendment dated as of May 4, 2017, (xi) that certain Tenth Amendment dated as of June 28, 2017, (xii) that certain Eleventh Amendment dated as of November 3, 2017, (xiii) that certain Twelfth Amendment dated as of May 4, 2018, (xiv) that certain Thirteenth Amendment dated as of October 29, 2018, and (xv) that certain Fourteenth Amendment dated as of March 27, 2019, and as otherwise further amended, supplemented or modified.

(xxvi) “Company Designated Directors” has the meaning set forth in Section 1.7 of this Agreement.

(xxvii) “Company Disclosure Schedule” has the meaning set forth in Article III of this Agreement.

(xxviii) “Company Employees” has the meaning set forth in Section 5.11.

(xxix) “Company Expense Reimbursement” has the meaning set forth in Section 7.3(f) of this Agreement.

(xxx) “Company Financial Advisors” has the meaning set forth in Section 3.19 of this Agreement.

(xxxi) “Company Financial Statements” has the meaning set forth in Section 3.4(b) of this Agreement.

(xxxii) “Company Intellectual Property” has the meaning set forth in Section 3.16(a) of this Agreement.

(xxxiii) “Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to the Company’s Board of Directors as of the date of this Agreement (or, if known, the magnitude or material consequences of which were not known or understood by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company’s Board of Directors prior to obtaining the Company Common Shareholder Approval; provided, however, that in no event shall the following events, facts, circumstances, developments or occurrences constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Takeover Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Company Takeover Proposal, (B) any event, fact, circumstance, development or occurrence relating to Parent or any Subsidiary of Parent that does not amount to a Parent Material Adverse Effect, (C) changes in the market price or trading volume of Company Common Stock, Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in the credit rating thereof or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof or the underlying facts giving rise or contributing to such event, fact, circumstance, development or occurrence may be taken into account for purposes of determining whether a Company Intervening Event has occurred if such cause or facts are not otherwise excluded under this definition), (D) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas or other commodities) in the United States or elsewhere in the world, (E) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the

United States or elsewhere in the world or (F) any shareholder of the Company who has executed and delivered a Support Agreement or Voting Agreement, as applicable, breaches or threatens to breach such Support Agreement or Voting Agreement, as applicable.

(xxxiv) “Company IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

(xxxv) “Company Leased Real Property” has the meaning set forth in Section 3.17(b) of this Agreement.

(xxxvi) “Company Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or would have, a material adverse effect on (A) the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence directly or indirectly resulting from, arising out of, attributable to or related to: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) changes in condition or developments generally applicable to the oil and gas industry in the United States, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, changes in Law or regulation affecting such industries, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to any of the transactions contemplated hereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 3.3 or Section 3.15 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action contemplated or expressly permitted by this Agreement or at the request of Parent, (5) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards or interpretations thereof, or that result from any action taken for the purpose of complying with the foregoing, (8) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (9) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition) or (10) any changes in the share price or trading volume of the Company Common Stock, the Company Preferred Stock or in the Company’s credit rating, or any failure by the Company to meet any analysts’ estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (6), (7) and (8), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate; or (B) the ability of the Company to consummate the Merger.

(xxxvii) “Company Material Contracts” has the meaning set forth in Section 3.20(a) of this Agreement.

(xxxviii) “Company Oil and Gas Contracts” means any of the following Contracts to which the Company or any of its Subsidiaries is a party (other than, in each case, a Company Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xxxix) “Company Oil and Gas Interests” means, with respect to the Company and its Subsidiaries, (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, mineral interests, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Company Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Company Oil and Gas Leases or included in units with which the Company Oil and Gas Leases may have been pooled or united; (D) all Company Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Company Oil and Gas Leases, the drilling of Company Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons; (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Company Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Company Oil and Gas Leases, the drilling of Company Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons; and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xl) “Company Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights to produce Hydrocarbons from real property interests.

(xli) “Company Organizational Documents” has the meaning set forth in Section 3.1(b) of this Agreement.

(xlii) “Company Owned Real Property” has the meaning set forth in Section 3.17(b) of this Agreement.

(xliii) “Company Performance Share” means a performance share representing the right to receive either Company Common Stock or the value thereof granted subject to performance conditions pursuant to the Company Stock Plans.

(xliv) “Company Permits” has the meaning set forth in Section 3.7(b) of this Agreement.

(xlv) “Company Permitted Liens” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries, (F) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, and any Production Burdens payable to third parties affecting any Company Oil and Gas Interest that was acquired subsequent to the date of the Company Reserve Report or (G) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present value or use of the property encumbered thereby.

(xlvi) “Company Preferred Approval Event” has the meaning set forth in Section 2.1(a)(iii)(A) of this Agreement.

(xlvii) “Company Preferred Shareholder Approval” has the meaning set forth in Section 3.3(a) of this Agreement.

(xlviii) “Company Preferred Statement of Resolutions” means the Statement of Resolutions Establishing Series of 8.875% Redeemable Preferred Stock of the Company.

(xlix) “Company Preferred Stock” has the meaning set forth in Section 3.2(a) of this Agreement.

(l) “Company Real Property Leases” has the meaning set forth in Section 3.17(b) of this Agreement.

(li) “Company Recommendation” has the meaning set forth in Section 3.3(a) of this Agreement.

(lii) “Company Redemption Notice” means the Company Redemption Notice as defined in Section 6(c) of the Company Preferred Statement of Resolutions.

(liii) “Company Reserve Reports” has the meaning set forth in Section 3.21 of this Agreement.

(liv) “Company Restricted Stock” means an outstanding but unvested share of restricted Company Common Stock granted pursuant to a Company Stock Plan.

(lv) “Company RSU” means a restricted stock unit relating to Company Common Stock granted pursuant to a Company Stock Plan.

(lvi) “Company SAR” means a stock appreciation right relating to Company Common Stock granted pursuant to a Company Stock Plan.

(lvii) “Company SEC Documents” has the meaning set forth in Section 3.4(a) of this Agreement.

(lviii) “Company Shareholder Approvals” has the meaning set forth in Section 3.3(a) of this Agreement.

(lix) “Company Shareholders’ Meeting” has the meaning set forth in Section 5.6(c) of this Agreement.

(lx) “Company Stock Plans” means the plans or arrangements of the Company providing for the grant of awards of Company Common Stock or awards valued, in whole or in part, by reference to Company Common Stock, or otherwise relating thereto, including but not limited to the Amended and Restated Incentive Plan of Carrizo Oil & Gas, Inc., the Amended and Restated 2017 Incentive Plan of Carrizo Oil & Gas, Inc., and the Carrizo Oil & Gas, Inc. Cash-Settled Stock Appreciation Rights Plan.

(lxi) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of the Company and its Subsidiaries, taken as a whole (or, in the case of a direct merger between the Company and such third party, would result in the stockholders of such third party owning more than 50% of the common stock of the surviving entity in such merger), for consideration consisting of cash and/or securities, (B) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement irrevocably offered by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement and any other factors deemed relevant by the Company Board of Directors), is more favorable to the holders of the Company Common Stock from a financial point of view than the Merger.

(lxii) “Company Takeover Proposal” means any bona fide proposal or offer made by a third party for or with respect to any acquisition, whether by a merger, consolidation, tender offer, exchange offer, business combination, recapitalization, binding share exchange, joint venture or other similar transaction, of (A) more than 25% of the Company’s consolidated assets (based on the fair market value thereof) or (B) more than 25% of the outstanding Company Common Stock or securities of the Company representing more than 25% of the voting power presently entitled to vote for directors of the Company.

(lxiii) “Company Termination Fee” has the meaning set forth in Section 7.3(a) of this Agreement.

(lxiv) “Company Units” means all pooled, communitized or unitized acreage that includes all or a part of any Company Oil and Gas Lease.

(lxv) “Company Warrant Agreement” means that certain Warrant Agreement, dated as of August 10, 2017, between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, N.A., as warrant agent.

(lxvi) “Company Warrants” has the meaning set forth in Section 3.2(a) of this Agreement.

(lxvii) “Company Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Company Oil and Gas Leases or Company Units or otherwise associated with a Company Oil and Gas Interest, together with all oil, gas and mineral production from such well.

(lxviii) “Confidentiality Agreement” has the meaning set forth in Section 5.3(b) of this Agreement.

(lxix) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written, except for purposes of Section 3.20 and Section 4.20 of this Agreement, “Contract” has the meaning set forth in such section.

(lxx) “Converted Parent SAR” has the meaning set forth in Section 2.3(d) of this Agreement.

(lxxi) “Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(lxxii) “DGCL” means the General Corporation Law of the State of Delaware.

(lxxiii) “Dissenting Preferred Shares” has the meaning set forth in Section 2.2(j) of this Agreement.

(lxxiv) “Divestiture Action” has the meaning set forth in Section 5.7(c) of this Agreement.

(lxxv) “Drilling Contract” has the meaning set forth in Section 5.1(b)(N) of this Agreement.

(lxxvi) “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(lxxvii) “Effective Time” has the meaning set forth in Section 1.3 of this Agreement.

(lxxviii) “End Date” has the meaning set forth in Section 7.1(b) of this Agreement.

(lxxix) “Environmental Law” means any Law relating to pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, endangered or threatened species or any other protected natural resource), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, and any Permits issued thereunder in each case as in effect as of or prior to the Closing Date.

(lxxx) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(lxxxi) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(lxxxii) “Exchange Act” has the meaning set forth in Section 3.3(b) of this Agreement.

(lxxxiii) “Exchange Agent” has the meaning set forth in Section 2.2(a) of this Agreement.

(lxxxiv) “Exchange Fund” has the meaning set forth in Section 2.2(a) of this Agreement.

(lxxxv) “Exchange Ratio” has the meaning set forth in Section 2.1(a)(ii) of this Agreement.

(lxxxvi) “Export Control Laws” has the meaning set forth in Section 3.26(e) of this Agreement.

(lxxxvii) “FCPA” has the meaning set forth in Section 3.26(a) of this Agreement.

(lxxxviii) “Financing” has the meaning set forth in Section 5.18(b) of this Agreement.

(lxxxix) “Financing Sources” means the parties to the commitment letter dated as of the date hereof, with certain of the Financing Sources (such commitment letter, together with all annexes, exhibits, schedules and other attachments thereto, as may be amended, modified or replaced to the extent permitted hereunder, the “Commitment Letter”) and other agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing or any other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and Representatives and their respective successors and assigns.

(xc) “Form S-4” has the meaning set forth in Section 3.12 of this Agreement.

(xci) “Fractional Share Cash Amount” has the meaning set forth in Section 2.1(c) of this Agreement.

(xcii) “GAAP” has the meaning set forth in Section 3.4(b) of this Agreement.

(xciii) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(xciv) “Governmental Entity” has the meaning set forth in Section 3.3(b) of this Agreement.

(xcv) “Hazardous Materials” means all substances, materials or wastes for which liability or standards of conduct may be imposed under any Environmental Law, including any substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant, contaminant or waste (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xcvi) “HSR Act” has the meaning set forth in Section 3.3(b) of this Agreement.

(xcvii) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(xcviii) “Indemnified Party” has the meaning set forth in Section 5.10(b) of this Agreement.

(xcix) “Insolvent” has the meaning set forth in Section 3.27 of this Agreement.

(c) “IRS” has the meaning set forth in Section 3.9(b) of this Agreement.

(ci) “Law” or “Laws” has the meaning set forth in Section 3.7(a) of this Agreement.

(cii) “Letter of Transmittal” has the meaning set forth in Section 2.2(b) of this Agreement.

(ciii) “Lien” has the meaning set forth in Section 3.3(c) of this Agreement.

(civ) “Management Shareholders” has the meaning set forth in the recitals to this Agreement.

(cv) “Maximum Amount” has the meaning set forth in Section 5.10(c) of this Agreement.

(cvi) “Merger” has the meaning set forth in the recitals to this Agreement.

(cvii) “Merger Consideration” has the meaning set forth in Section 2.1(a)(ii) of this Agreement.

(cviii) “Multiemployer Plan” has the meaning set forth in Section 3.9(e) of this Agreement.

(cix) “Multiple Employer Plan” has the meaning set forth in Section 3.9(e) of this Agreement.

(cx) “NASDAQ” has the meaning set forth in Section 3.3(b) of this Agreement.

(cxi) “New Certificate of Designation” has the meaning set forth in Section 2.1(a)(iii)(B) of this Agreement.

(cxii) “NYSE” means the New York Stock Exchange.

(cxiii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal and whether mandatory or on consent.

(cxiv) “Parent” has the meaning set forth in the preamble to this Agreement.

(cxv) “Parent 2019 Budget” has the meaning set forth in Section 5.2(b)(E) of this Agreement.

(cxvi) “Parent Adverse Recommendation Change” has the meaning set forth in Section 5.5(d) of this Agreement.

(cxvii) “Parent Approvals” has the meaning set forth in Section 4.3(b) of this Agreement.

(cxviii) “Parent Benefit Plan” has the meaning set forth in Section 4.9(a) of this Agreement.

(cxix) “Parent Board of Directors” has the meaning set forth in the recitals to this Agreement.

(cxx) “Parent Charter” means the certificate of incorporation of Parent in effect as of the date of this Agreement.

(cxxi) “Parent Charter Amendment” has the meaning set forth in the recitals to this Agreement.

(cxxii) “Parent Common Stock” has the meaning set forth in Section 4.2(a) of this Agreement.

(cxxiii) “Parent Credit Agreement” means that certain Sixth Amended and Restated Credit Agreement, dated May 31, 2017, among Parent, JPMorgan Chase Bank, National Association, as administrative agent and the Lenders party thereto, as amended, supplemented or modified by (i) that certain Amendment No. 1 to the Sixth Amended and Restated Credit Agreement, dated April 5, 2018, (ii) that certain Amendment No. 2 to the Sixth Amended and Restated Credit Agreement, dated September 27, 2018, (iii) that certain Amendment No. 3 to the Sixth Amended and Restated Credit Agreement, dated May 1, 2019, and as otherwise further amended, supplemented or modified.

(cxxiv) “Parent Disclosure Schedule” has the meaning set forth in Article IV of this Agreement.

(cxxv) “Parent Expense Reimbursement” has the meaning set forth in Section 7.3(a) of this Agreement.

(cxxvi) “Parent Financial Statements” has the meaning set forth in Section 4.4(b) of this Agreement.

(cxxvii) “Parent Intellectual Property” has the meaning set forth in Section 4.16(a) to this Agreement.

(cxxviii) “Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to the Parent Board of Directors as of the date of this Agreement (or, if known, the magnitude or material consequences of which were not known or understood by the Parent Board of Directors as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Parent Board of Directors prior to obtaining the Parent Stockholder Approval; provided, however, that in no event shall the following events, facts, circumstances, developments or occurrences constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Takeover Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Parent Takeover Proposal, (B) any event, fact, circumstance, development or occurrence relating to the Company or any Subsidiary of the Company that does not amount to a Company Material Adverse Effect, (C) changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent, the Company or their respective Subsidiaries, or any change in the credit rating thereof or the fact that Parent meets or exceeds (or that the Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof or the underlying facts giving rise or contributing to such event, fact, circumstance, development or occurrence may be taken into account for purposes of determining whether a Parent Intervening Event has occurred if such cause or facts are not otherwise excluded under this definition), (D) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas or other commodities) in the United States or elsewhere in the world, (E) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world or (F) any party that has executed and delivered a Support Agreement or the Voting Agreement breaches or threatens to breach such Support Agreement or Voting Agreement, as applicable.

(cxxix) “Parent IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of Parent and its Subsidiaries that are required in connection with the operation of the business of Parent and its Subsidiaries.

(cxxx) “Parent Leased Real Property” has the meaning set forth in Section 4.17(b) of this Agreement.

(cxxxi) “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or would have, a material adverse effect on (A) the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence directly or indirectly resulting from, arising out of, attributable to or related to: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) changes in condition or developments generally applicable to the oil and gas industry in the United States, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, changes in Law or regulation affecting such industries, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to any of the transactions contemplated hereby (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.15 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action contemplated or expressly permitted by this Agreement or at the request of the Company, (5) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards or interpretations thereof, or that result from any action taken for the purpose of complying with the foregoing, (8) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (9) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (10) any changes in the share price or trading volume of the Parent Common Stock or in Parent’s credit rating, or any failure by Parent to meet any analysts’ estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (5), (6), (7) and (8), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate; or (B) the ability of either Parent to consummate the Merger.

(cxxxii) “Parent Material Contracts” has the meaning set forth in Section 4.20(a) of this Agreement.

(cxxxiii) “Parent New Preferred Stock” has the meaning set forth in Section 2.1(a)(iii)(B) of this Agreement.

(cxxxiv) “Parent Oil and Gas Contracts” means any of the following Contracts to which Parent or any of its Subsidiaries is a party (other than, in each case, a Parent Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(cxxxv) “Parent Oil and Gas Interests” means, with respect to Parent and its Subsidiaries, (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, mineral interests, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Parent Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Parent Oil and Gas Leases or included in units with which the Parent Oil and Gas Leases may have been pooled or united; (D) all Parent Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Parent Oil and Gas Leases, the drilling of Parent Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons; (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Parent Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Parent Oil and Gas Leases, the drilling of Parent Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons; and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(cxxxvi) “Parent Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which Parent or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights to produce Hydrocarbons from real property interests.

(cxxxvii) “Parent Organizational Documents” has the meaning set forth in Section 4.1(b) of this Agreement.

(cxxxviii) “Parent Owned Real Property” has the meaning set forth in Section 4.17(b) of this Agreement.

(cxxxix) “Parent Performance Shares” means a performance share or performance-based phantom share relating to Parent Common Stock granted pursuant to the Parent Stock Plans, whether settled in cash or shares of Parent Common Stock.

(cxl) “Parent Permits” has the meaning set forth in Section 4.7(b) of this Agreement.

(cxli) “Parent Permitted Liens” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Parent and its wholly owned Subsidiaries, (F) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Parent Reserve Report, and any Production Burdens payable to third parties affecting any Parent Oil and Gas Interest that was acquired subsequent to the date of the Parent Reserve Report or (G) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present value or use of the property encumbered thereby.

(cxlii) “Parent Preferred Stock” has the meaning set forth in Section 4.2(a) of this Agreement.

(cxliii) “Parent Real Property Leases” has the meaning set forth in Section 4.17(b) of this Agreement.

(cxliv) “Parent Recommendation” has the meaning set forth in Section 4.3(a) of this Agreement.

(cxlv) “Parent Reserve Reports” has the meaning set forth in Section 4.21 of this Agreement.

(cxlvi) “Parent SEC Documents” has the meaning set forth in Section 4.4(a) of this Agreement.

(cxlvii) “Parent Share Issuance” has the meaning set forth in the recitals to this Agreement.

(cxlviii) “Parent Stock Plan” means any plans or arrangements of Parent providing for the grant of awards of Parent Common Stock or awards valued, in whole or in part, by reference to Parent Common Stock, or otherwise relating thereto, including but not limited to the Callon Petroleum Company 2018 Omnibus Incentive Plan and the Callon Petroleum Company 2011 Omnibus Incentive Plan.

(cxlix) “Parent Stockholder Approval” has the meaning set forth in Section 4.3(a) of this Agreement.

(cl) “Parent Stockholders’ Meeting” has the meaning set forth in Section 5.6(b) of this Agreement.

(cli) “Parent Superior Proposal” means a bona fide, unsolicited written Parent Takeover Proposal (A) that if consummated would result in a third party acquiring, directly or indirectly, more than 75% of the outstanding Parent Common Stock or more than 75% of the assets of Parent and its Subsidiaries, taken as a whole (or, in the case of a direct merger between Parent and such third party, would result in the stockholders of such third party owning more than 50% of the common stock of the surviving entity in such merger), for consideration consisting of cash and/or securities, (B) that the Parent Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Parent Takeover Proposal and (C) that the Parent Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement irrevocably offered by the Company in response to such Parent Takeover Proposal, and all financial, legal, regulatory and other aspects of such Parent Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement and any other factors deemed relevant by the Parent Board of Directors), is more favorable to the shareholders of Parent from a financial point of view than the Merger.

(clii) “Parent Takeover Proposal” means any bona fide proposal or offer made by a third party for or with respect to any acquisition, whether by a merger, consolidation, tender offer, exchange offer, business combination, recapitalization, binding share exchange, joint venture or other similar transaction, of (A) more than 25% of Parent’s consolidated assets (based on the fair market value thereof) or (B) more than 25% of the outstanding Parent Common Stock or securities of Parent representing more than 25% of the voting power presently entitled to vote for directors of Parent.

(cliii) “Parent Termination Fee” has the meaning set forth in Section 7.3(f) of this Agreement.

(cliv) “Parent Trading Price” means the volume weighted averages of the trading price of Parent Common Stock on the NYSE as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CPE US equity“ (or its equivalent successor if such page is not available) on each of the five consecutive trading days ending on the trading day that is three trading days prior to the date of the Effective Time, rounded down to the nearest penny (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

(clv) “Parent Units” means all pooled, communitized or unitized acreage that includes all or a part of any Parent Oil and Gas Lease.

(clvi) “Parent Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Parent Oil and Gas Leases or Parent Units or otherwise associated with a Parent Oil and Gas Interest, together with all oil, gas and mineral production from such well.

(clvii) “Paying Agent” means the paying agent and transfer agent for the Company Preferred Stock.

(clviii) “Payoff Letter” has the meaning set forth in Section 5.18(e) of this Agreement.

(clix) “Payoff Indebtedness” means the indebtedness of the Company and its Subsidiaries set forth on Section 5.18 of the Company Disclosure Schedule.

(clx) “PBGC” has the meaning set forth in Section 3.9(b) of this Agreement.

(clxi) “Permit” means any franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and Orders issued by or filed with relevant Governmental Entities.

(clxii) “Post-Closing Plans” has the meaning set forth in Section 5.11(b) of this Agreement.

(clxiii) “Preferred Deposit” has the meaning set forth in Section 5.19(a) of this Agreement.

(clxiv) “Preferred Redemption” has the meaning set forth in Section 2.1(a)(iii)(A) of this Agreement.

(clxv) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(clxvi) “Proxy Statement/Prospectus” has the meaning set forth in Section 3.12 of this Agreement.

(clxvii) “Releases” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal or leaching of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

(clxviii) “Remedies Exceptions” has the meaning set forth in Section 3.3(a) of this Agreement.

(clxix) “Report Preparer” has the meaning set forth in Section 3.21 of this Agreement.

(clxx) “Representatives” has the meaning set forth in Section 5.4(a) of this Agreement.

(clxxi) “Sanctioned Person” means at any time any person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (as of the date of this Agreement Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority owned or controlled by any of the foregoing.

(clxxii) “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, or (d) Her Majesty’s Treasury.

(clxxiii) “Sarbanes-Oxley Act” has the meaning set forth in Section 3.4(a) of this Agreement.

(clxxiv) “SEC” has the meaning set forth in Section 3.4(a) of this Agreement.

(clxxv) “Second Request” has the meaning set forth in Section 5.7(c) of this Agreement.

(clxxvi) “Secondary Company Redemption Date” means the “Secondary Company Redemption Date” as defined in Section 2 of the Company Preferred Statement of Resolutions.

(clxxvii) “Secondary Company Redemption Price” means the “Secondary Company Redemption Price” as defined in Section 2 of the Company Preferred Statement of Resolutions.

(clxxviii) “Section 5.18 Indemnified Parties” has the meaning set forth in Section 5.18(d) of this Agreement.

(clxxix) “Securities Act” has the meaning set forth in Section 3.3(b) of this Agreement.

(clxxx) “Subsidiary” has the meaning set forth in Section 8.16(a) of this Agreement.

(clxxxi) “Support Agreements” has the meaning set forth in the recitals to this Agreement.

(clxxxii) “surplus” has the meaning set forth in Section 3.27 of this Agreement.

(clxxxiii) “Surviving Company” has the meaning set forth in the recitals to this Agreement.

(clxxxiv) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, branch profits, capital, sales, use, ad valorem, value added, transfer, registration, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, windfall profits, environmental, real property, personal property, alternative, add-on minimum and estimated taxes, customs duties, escheat and unclaimed property obligations and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto, whether disputed or not.

(clxxxv) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(clxxxvi) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(clxxxvii) “TBOC” means the Texas Business Organizations Code, as amended.

(clxxxviii) “Termination Date” has the meaning set forth in Section 5.1(a) of this Agreement.

(clxxxix) “Voting Agreement” means a voting agreement among Parent and the holders of the Company Preferred Stock pursuant to which the holders of the Company Preferred Stock agree to vote all their shares of Company Preferred Stock in favor of adopting this Agreement, provide Parent with an irrevocable proxy with respect thereto and agree to the terms of the Parent New Preferred Stock.

(cxc) “Willful Breach” means a material breach, or failure to perform, that is the consequence of an act or omission of Parent, the Company, or a Representative or a Subsidiary of the Company or Parent, as the case may be, with the breaching party’s actual knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CARRIZO OIL & GAS, INC.

By:	/s/ S.P. Johnson IV
Name: S.P. Johnson IV
Title: President and Chief Executive Officer

CALLON PETROLEUM COMPANY

By:	/s/ Joseph C. Gatto, Jr.
Name: Joseph C. Gatto, Jr.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Execution Version

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is effective as of August 19, 2019, by and between Callon Petroleum Company, a Delaware corporation (“Parent”), and Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”).

RECITALS

WHEREAS, Parent and the Company are parties to that certain Agreement and Plan of Merger, dated as of July 14, 2019 (the “Merger Agreement”);

WHEREAS, in accordance with Section 8.11 of the Merger Agreement, Parent and the Company desire to amend the Merger Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Parent and the Company agree as follows:

Section 1.    Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

Section 2.    Amendments to the Merger Agreement. The Exhibits to the Merger Agreement are hereby amended by deleting Exhibit A (Form of Parent Charter Amendment) of the Merger Agreement in its entirety and replacing it with a revised Exhibit A attached hereto as Exhibit A.

Section 3.    References to and Effect on Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein. Except as set forth in this Amendment, the terms of the Merger Agreement are unchanged and remain in full force and effect. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Parent or the Company under the Merger Agreement, nor constitute a waiver of any provision of the Merger Agreement.

Section 4.    Governing Law. This Amendment and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that notwithstanding the foregoing, issues related to the Merger, general corporation law and other provisions set forth herein that are required to be governed by the TBOC shall be covered by and construed in accordance with the laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

Section 5.    Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other party. Signatures to this Amendment transmitted by electronic mail in .pdf form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 6.    Headings. Headings of the Sections of this Amendment are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

[Signature pages follow]

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

CARRIZO OIL & GAS, INC.

By:	/s/ S.P. Johnson IV
	Name:	S.P. Johnson IV
	Title:	President and Chief Executive Officer

CALLON PETROLEUM COMPANY

By:	/s/ Joseph C. Gatto, Jr.
	Name:	Joseph C. Gatto, Jr.
	Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Merger Agreement]

EXHIBIT A

(See attached.)

Exhibit A

FORM OF CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CALLON PETROLEUM COMPANY

The undersigned, Michol L. Ecklund, Corporate Secretary of Callon Petroleum Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Callon Petroleum Company.

SECOND: This Amendment (the “Amendment”) to the Certificate of Incorporation of the Corporation (the “Certificate”) was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law. The Board of Directors has duly adopted resolutions setting forth and declaring advisable this Amendment and the holders of a majority of the outstanding stock of the Corporation entitled to vote at the annual meeting of the stockholders called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware for the purpose of voting on the Amendment have voted in favor of this Amendment.

THIRD: The Certificate is hereby amended by amending and restating the first sentence of Article Four to be and read as follows:

“The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be 750,000,000 shares of Common Stock, par value $.01 per share, and 2,500,000 shares of Preferred Stock, par value $.01 per share.”

IN WITNESS WHEREOF, the undersigned has executed this Amendment on behalf of the Corporation and has attested such execution and does verify and affirm, under penalty of perjury, that this Amendment is the act and deed of the Corporation and that the facts stated herein are true as of this [●] day of [●], [●].

Callon Petroleum Company

By:

Michol L. Ecklund, Corporate Secretary

Annex B

FORM OF CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CALLON PETROLEUM COMPANY

The undersigned, Michol L. Ecklund, Corporate Secretary of Callon Petroleum Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Callon Petroleum Company.

SECOND: This Amendment (the “Amendment”) to the Certificate of Incorporation of the Corporation (the “Certificate”) was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law. The Board of Directors has duly adopted resolutions setting forth and declaring advisable this Amendment and the holders of a majority of the outstanding stock of the Corporation entitled to vote at the special meeting of the stockholders called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware for the purpose of voting on the Amendment have voted in favor of this Amendment.

THIRD: The Certificate is hereby amended by amending and restating the first sentence of Article Four to be and read as follows:

“The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be 750,000,000 shares of Common Stock, par value $.01 per share, and 2,500,000 shares of Preferred Stock, par value $.01 per share.”

IN WITNESS WHEREOF, the undersigned has executed this Amendment on behalf of the Corporation and has attested such execution and does verify and affirm, under penalty of perjury, that this Amendment is the act and deed of the Corporation and that the facts stated herein are true as of this [            ] day of [            ] 2019.

Callon Petroleum Company

By:

Michol L. Ecklund, Corporate Secretary

B-1

Annex C

July 14, 2019

The Board of Directors

Callon Petroleum Company

1401 Enclave Parkway, Suite 600

Houston, TX 77077

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Callon Petroleum Company (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Carrizo Oil & Gas, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of July 14, 2019 (the “Agreement”), between the Company and the Merger Partner, the Merger Partner will merge with and into the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates, will be converted into the right to receive 2.0500 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on an amendment of the Company’s credit facility in April 2018, September 2018 and March 2019, joint lead bookrunner on the Company’s offering of debt securities in June 2018 and joint lead bookrunner on the Company’s offering of equity securities in May 2018. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

Annex D

RBC Capital Markets 609 Main Street, Suite 3600 Houston, TX 77002 713.403.5600

July 13, 2019

The Board of Directors

Carrizo Oil & Gas, Inc.

500 Dallas Street, Suite 2300

Houston, Texas 77002

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Carrizo Oil & Gas, Inc., a Texas corporation (“Company”), of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and between Callon Petroleum Company, a Delaware corporation (“Callon”), and Company. The Merger Agreement provides for, among other things, the merger of Company with and into Callon (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”) (other than treasury shares or shares owned by Callon or Company or their respective wholly owned subsidiaries) will be converted into the right to receive 2.05 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of Callon (“Callon Common Stock”). The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of Company, Callon and/or other entities involved in the Merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Company, Callon and/or other entities involved in the Merger or their respective affiliates for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities. We are acting as financial advisor to Company in connection with the Merger and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the

Merger. In addition, Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and financial advisory services to Company, Callon and certain of their respective affiliates unrelated to the Merger, for which services RBCCM and our affiliates have received and expect to receive customary compensation, including, since the beginning of RBCCM’s 2017 fiscal year (November 1, 2016), having acted or acting as (a) with respect to Company, as (i) a lender under certain credit facilities, (ii) financial advisor to Company in connection with the sale of certain assets in the DJ Basin in November 2017, (iii) co-manager in connection with follow-on offerings of Company Common Stock in June 2017 and August 2018, and (iv) joint bookrunner in connection with a senior unsecured Company notes offering in June 2017, and (b) with respect to Callon, as (i) a lender under certain credit facilities of Callon, (ii) co-manager in connection with follow-on offerings of Callon Common Stock in December 2016 and May 2018, and (iii) joint bookrunner in connection with senior Callon notes offerings in May 2017 and May 2018.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of a draft, labeled “Execution Version”, of the Merger Agreement;

(ii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Company made available to us from published sources and internal records of Company;

(iii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Callon made available to us from published sources and internal records of Callon;

(iv)

we reviewed (a) financial projections and other estimates and data relating to Company, prepared by the management of Company (the “Standalone Company Projections”), as well as financial projections and other estimates and data relating to Callon, prepared by management of Callon, as adjusted by management of Company (the “Standalone Callon Projections” and, together with the Standalone Company Projections, the “Standalone Projections”), all of which included estimates regarding certain tax attributes expected to result from the utilization of net operating loss carryforwards of Company and Callon (collectively, “Tax Attributes”), as well as certain future crude oil and natural gas commodity price assumptions, (b) certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Company, prepared by the management of Company (the “Company Reserve Information”), and certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Callon, prepared by management of Callon, as adjusted by management of Company (the “Callon Reserve

Information” and, together with the Company Reserve Information, the “Reserve Information”), which, in each case, included the discounting of categories of oil and gas reserve information by the management of Company, and (c) financial projections and other estimates and data, prepared by the management of Company relating to the combined post-Merger company (the “Post-Merger Projections” and, together with the Standalone Projections, the “Projections”), which included estimates of the potential cost savings anticipated by the managements of Company and Callon to be realized from the Merger by the combined post-Merger company, adjusted to reflect estimates of Tax Attributes anticipated to be unavailable to the combined post-Merger company as a result of the Merger (collectively, the “Synergies”), as well as certain future crude oil and natural gas commodity price assumptions, all of which financial projections and other estimates and data and oil and gas reserve information we were directed to utilize for purposes of our analyses and opinion;

(v)

we conducted discussions with members of the senior managements of (a) Company and Callon relating to the respective businesses, prospects and financial outlook of Company, Callon and the combined post-Merger company, and (b) Company relating to the combined post-Merger company, the Synergies, and certain future crude oil and natural gas commodity price assumptions, including certain such commodity price assumptions provided by management of Company, as well as New York Mercantile Exchange Strip pricing and Wall Street research analyst consensus pricing estimates for such commodities;

(vi)	we reviewed the reported prices and trading activity for Company Common Stock and Callon Common Stock;

(vii)

we compared certain financial metrics of Company and Callon with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating Company and Callon;

(viii)	we reviewed the potential pro forma financial impact of the Merger on Callon after taking into account potential Tax Attributes and Synergies; and

(ix)	we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to, or discussed with us by, or on behalf of, Company or Callon (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Company and Callon that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We also have assumed (a) at the direction of the management of Company and with your consent, that (i) each of the Standalone Projections, the Reserve Information and the Post-Merger Projections that we were directed to utilize in our analyses, including potential Tax Attributes and Synergies, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Company as to the future financial performance of each of Company, Callon and the combined post-Merger company, as applicable (subject, in the case of the Projections, to the varying underlying future crude oil and natural gas commodity price assumptions), and (ii) the future crude oil and natural gas commodity price assumptions referenced above are a reasonable basis upon which to evaluate Company, Callon and the combined post-Merger company, and (b) with your consent, that the financial results reflected therein, including the Synergies, will be realized in the amounts and at the times projected (subject, in the case of the Projections, to the varying underlying future crude oil and natural gas commodity price assumptions). We express no opinion as to any such financial projections, other estimates and data, and oil and gas reserve information, or the assumptions upon which they are based. We have relied upon the assessments of the management of Company as to future crude oil and natural gas drilling and production, market and cyclical trends and prospects relating to the crude oil and natural gas industry, regulatory matters with respect thereto and the potential impact thereof on each of Company, Callon and the combined post-Merger company and we have assumed that there will be no developments with respect to any of the foregoing that would be meaningful to our analyses or opinion. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Company, Callon or the Merger (or the contemplated Synergies) that would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Company, Callon or any other entity and we have not been furnished with any such valuations or appraisals, other than the Reserve Information. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of Company, Callon or any other entity. We are not experts in the evaluation of oil and gas reserves, drilling or production levels and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any oil or gas reserves of Company, Callon, the combined post-Merger company or otherwise. We also express no view as to future crude oil, natural gas and related commodity prices utilized in our analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Company, Callon or any other entity. We have not evaluated the solvency or fair value of Company, Callon or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Merger will be consummated in all material respects in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Company, Callon or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Merger will qualify for the intended tax treatment contemplated by the Merger Agreement. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken any obligation to update, revise or reaffirm this opinion for events occurring after the date hereof. Our opinion, as set forth herein, relates to the relative values of Company and Callon. We are not expressing any opinion as to the actual value of Callon Common Stock when issued or distributed in the Merger or the price or range of prices at which Company Common Stock, Callon Common Stock or any other securities of Company or Callon may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. As you are aware, the crude oil and natural gas commodity markets, and the industries in which Company and Callon operate, have experienced and continue to experience, volatility and we express no opinion or view as to any potential effects of such volatility on Company or Callon (or their respective businesses) or the Merger (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of Company (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any shareholder as to how such shareholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Company held by such holders. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or the Merger Agreement, including, without limitation, the form or structure of the Merger or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion also does not address the underlying business decision of Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to Company or in which Company might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of Company and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which we understand that Company has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

Annex E

The Board of Directors Carrizo Oil & Gas, Inc. 500 Dallas Street, Suite 2300 Houston, Texas 77002	July 13, 2019

Dear Members of the Board of Directors:

We understand that Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), and Callon Petroleum Company, a Delaware corporation (“Parent”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which the Company will combine with Parent (the “Transaction”). Pursuant to the Agreement, among other things, the Company will be merged with and into Parent and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares of Company Common Stock that are owned or held (i) in treasury by the Company or any of its wholly-owned subsidiaries and (ii) by Parent or any of its wholly-owned subsidiaries (excluding any such shares of Company Common Stock held on behalf of third parties) (collectively, the “Excluded Shares”), will be converted into the right to receive 2.050 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion, as of the date hereof, as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares).

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft of the Agreement dated July 12, 2019;

(ii)	Reviewed certain publicly available historical business and financial information relating to each of the Company and Parent;

(iii)

Reviewed various financial forecasts and other data prepared by the Company relating to the business of the Company, relating to the business of Parent, and relating to the projected synergies and other benefits, including the amount and timing thereof, anticipated by management of the Company to be realized from the Transaction, and reviewed various financial forecasts and other data prepared by Parent relating to the business of Parent;

(iv)

Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company and Parent and the projected synergies and other benefits anticipated by management of the Company to be realized from the Transaction and held discussions with members of the senior management of Parent with respect to the businesses and prospects of Parent;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent;

(vi)	Reviewed historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock;

(vii)

Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above prepared by management of the Company relating to the Company and Parent, including those related to the projected synergies anticipated by management of the Company to result from the Transaction; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with any such valuation or appraisal. Management of the Company has advised us that it believes that the financial forecasts provided to us by the Company relating to the business of Parent, best reflect the future financial performance of Parent. Accordingly, for purposes of our analyses in connection with this opinion, at your direction, we have utilized the forecasts prepared by management of the Company relating to the business of Parent. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by management of the Company to be realized from the Transaction, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent and such synergies and other benefits. In addition, we have assumed, with your consent, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any forecasts or the assumptions on which they are based. We note that, in the absence of precedent transactions believed by us to be sufficiently comparable for purposes of evaluating the valuation of the Company in connection with this opinion, we have not prepared a precedent transaction analysis.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock or Parent Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory, or third party approvals and consents for the Transaction will not have an adverse effect on the Company, Parent or the Transaction that is material in any respect to our analysis in connection with this opinion. We further have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory, oil and gas reserves or accounting matters, as to which we understand the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction (including any governance-related matters). With your consent and instruction, our analysis does not take into account any exercise of the warrants for shares of Company Common Stock and any cash payment in the Transaction for fractional shares of Parent Common Stock. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. We have provided certain investment banking services to the Company, for which we have received compensation, including, during the past two years, advising the Company with respect to certain shareholder activism matters. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares).

Very truly yours,

LAZARD FRÈRES & CO. LLC

By:	/s/ Kevin Bonebrake
Kevin Bonebrake
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Callon is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware, which is referred to in this joint proxy statement/prospectus as the DGCL. Under Section 145 of the DGCL, each director and officer of Callon may be indemnified by Callon against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of Callon) in which he or she is involved by reason of the fact that he or she is or was a director or officer of Callon if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Callon and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of Callon, the director or officer (i) may be indemnified by Callon only for expenses (including attorneys’ fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to Callon unless a court determines otherwise.

The Callon certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director. As permitted by the DGCL, Callon’s bylaws provide that:

•	Callon is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	Callon may indemnify its other employees and agent as set forth in the DGCL;

•

Callon is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The foregoing is only a general summary of certain aspects of Delaware law and Callon’s certificate of incorporation and bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the DGCL and Callon’s certificate of incorporation and bylaws.

Callon has entered into separate indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in Callon’s certificate of incorporation and bylaws and to provide additional procedural protections. The indemnification provisions in Callon’s certificate of incorporation and bylaws and the indemnification agreements entered into or to be entered into between Callon and each of its directors and executive officers may be sufficiently broad to permit indemnification of Callon’s directors and executive officers for liabilities arising under the Securities Act. Callon currently carries liability insurance for its directors and officers.

Callon has agreed that the combined company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the merger agreement under applicable law, Carrizo’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, each present and former (determined as of the effective time) director and officer of Carrizo or any of its subsidiaries or any person who prior to or at the effective time served at the request of Carrizo or any of its subsidiaries as a director or officer of another person in which Carrizo or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the merger agreement, the merger or the other transactions contemplated by the merger agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and the combined company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, Carrizo’s organizational documents and any indemnification agreements in effect as of the date of the merger agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, Carrizo will and, if Carrizo is unable to, Callon will, as of the effective time, obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of Carrizo’s existing directors’ and officers’ insurance policies, and (b) Carrizo’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, from one or more insurance carriers with the same or better credit rating as Carrizo’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Carrizo’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger and other transactions contemplated by the merger agreement).

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1±	Agreement and Plan of Merger, dated as of July 14, 2019, by and between Callon Petroleum Company and Carrizo Oil & Gas, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 19, 2019, by and between Callon Petroleum Company and Carrizo Oil & Gas, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

3.1	Certificate of Incorporation of Callon Petroleum Company, as amended through May 12, 2016 (incorporated by reference to Exhibit 3.1 to Callon’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2016).

3.2	Amended and Restated Bylaws of Callon Petroleum Company (incorporated by reference to Exhibit 3.2 to Callon’s Annual Report on Form 10-K filed with the SEC on February 27, 2019).

5.1*	Opinion of Kirkland & Ellis LLP regarding the validity of the securities being registered.

8.1*	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.

8.2*	Opinion of Baker Botts L.L.P. regarding certain U.S. federal income tax matters.

10.1	Form of Voting and Support Agreement, dated as of July 14, 2019, by and between Callon Petroleum Company and certain shareholders of Carrizo Oil & Gas, Inc. (incorporated by reference to Exhibit 10.1 to Callon’s Current Report on Form 8-K filed with the SEC on July 15, 2019).

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of KPMG LLP.

23.3*	Consent of Ernst & Young LLP.

23.4*	Consent of KPMG LLP.

23.5*	Consent of Kirkland & Ellis LLP (included in Exhibits 5.1 and 8.1).

23.6*	Consent of Baker Botts L.L.P. (included in Exhibit 8.2).

23.7*	Consent of DeGolyer and MacNaughton.

23.8*	Consent of Ryder Scott Company, L.P.

24.1*	Power of Attorney (included on signature page filed on August 20, 2019).

99.1*	Form of Proxy Card for Special Meeting of Callon Petroleum Company.

99.2*	Form of Proxy Card for Special Meeting of Carrizo Oil & Gas, Inc.

99.3	Consent of J.P. Morgan Securities LLC.

99.4	Consent of RBC Capital Markets, LLC.

99.5	Consent of Lazard Frères & Co. LLC.

99.6	Consent of S.P. Johnson IV to be named as a director upon completion of the merger.

99.7	Consent of Frances Aldrich Sevilla-Sacasa to be named as a director upon completion of the merger.

99.8	Consent of Steven A. Webster to be named as a director upon completion of the merger.

±

Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Callon agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 4, 2019.

CALLON PETROLEUM COMPANY

By:	/s/ Joseph C. Gatto, Jr.
Name:	Joseph C. Gatto, Jr.
Title:	President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on October 4, 2019.

Signature	Title

/s/ Joseph C. Gatto, Jr. Joseph C. Gatto, Jr.	President, Chief Executive Officer, and Director (Principal Executive Officer)

/s/ James P. Ulm, II James P. Ulm, II	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Mitzi P. Conn Mitzi P. Conn	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* L. Richard Flury	Chairman of the Board

* Matthew R. Bob	Director

* Barbara J. Faulkenberry	Director

* Michael L. Finch	Director

* Larry D. McVay	Director

* Anthony J. Nocchiero	Director

* James M. Trimble	Director

*By:	/s/ Michol L. Ecklund
Michol L. Ecklund Attorney-In-Fact